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Book


EADS
The step beyond

The complete EADS Annual Report Suite 2006 consists of:

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ANNUAL REVIEW 2006

Management & Responsibility
The Full Picture: Transformation
The Business Year 2006
Inside EADS
Useful Information

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FINANCIAL
STATEMENTS
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2006

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE 2006

Registration Document Part 1:
Risk Factors
Net Assets Financial Position Results
Corporate Governance

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BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY 2006

Registration Document Part 2:
(available on request)
Information on EADS Activities
Corporate Social Responsibility
General Description of the Company and its Share Capital
Entity Responsible for the Registration Document

The online version of the
Annual Report Suite 2006 is available at
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BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY

EADS

REGISTRATION DOCUMENT – PART 2

EADS REGISTRATION DOCUMENT



BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY

European Aeronautic Defence and Space Company EADS N.V. (the **"Company"** or **"EADS"**) is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this registration document (the **"Registration Document"**).

This Registration Document was prepared in accordance with Annexe 1 of the EC Regulation 809/2004, filed in English with, and approved by, the Autoriteit Financiële Markten (the "AFM") on 25th April 2007 in its capacity as competent authority under the *Wet op het financieel toezicht* (as amended) pursuant to the Directive 2003/71/EC. The Registration Document is composed of two parts which must be read together: (i) this document entitled Business, Legal and Corporate Responsibility – (Registration Document Part 2) and (ii) the document entitled Financial Statements and Corporate Governance – (Registration Document Part 1). This Registration Document may be used in support of a financial transaction as a document forming part of a prospectus in accordance with Directive 2003/71/EC only if it is supplemented by a securities note and a summary approved by the AFM.

BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY

EADS

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE

REGISTRATION DOCUMENT - PART 1



2 CORPORATE GOVERNANCE 135

3 FINANCIAL CALENDAR 167

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EADS BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY

REGISTRATION DOCUMENT - PART 2





3 GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL 87

4 ENTITY RESPONSIBLE FOR THE REGISTRATION DOCUMENT 119



INFORMATION ON EADS ACTIVITIES

1.1 Presentation of the EADS Group

1.1.1 Overview

Due to the nature of the markets in which EADS operates and the confidential nature of its businesses, any statements with respect to EADS' competitive position set out in paragraphs 1.1 through 1.1.8 below have been based on EADS' internal information sources, unless another source has been specified below.

With consolidated revenues of €39.4 billion in 2006, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles systems, and a leading supplier of military aircraft, satellites and defence electronics. In 2006, it generated approximately 75% of its total revenues in the civil sector and 25% in the military sector.

2006 Highlights

In spite of some impressive successes, 2006 was a very challenging year for the Group. In particular, production difficulties for the A380 led to delays in its projected delivery schedule, with the first A380 currently scheduled for delivery in October 2007. The resulting costs and charges associated with these delays will impose a significant burden on EADS' future financial performance. This has increased the need for cost savings in light of continued U.S. dollar weakness and additional development costs for future programmes. In response, the management of EADS (the "**Management**") has announced the implementation of the Power8 programme at Airbus, which is designed to reduce costs, save cash and develop new products faster. The programme aims to achieve annual cost savings of at least €2 billion from 2010 onwards and deliver approximately €5.0 billion in cumulative cash savings by 2010.

Despite these setbacks, the A380 successfully completed its flight test campaign during 2006 and received type certification by the European Aviation Safety Agency (EASA) and Federal Aviation Administration (FAA), demonstrating the technical soundness of the all-new double-decker. EADS' Board of Directors also gave Airbus the go-ahead for the industrial launch of the A350XWB (Xtra Wide Body), a new medium capacity long-range extra wide-body family. The A350XWB will be available in three basic passenger versions that accommodate between 270 to 350 passengers, with the first entry into service planned for 2013. The A350XWB replaces the former A350 programme at Airbus, launched in 2005.

In addition, EADS' financial position remains sound despite the A380-related charges, due to the strong commercial performance of Airbus delivery programmes and the helicopter, defence and space businesses. The record order book of €262.8 billion at the end of 2006 (consisting of €209.9 billion in commercial business and €52.9 billion in defence) constitutes a considerable asset for EADS' future.

EADS' business environment in 2006 was characterised by another very strong year for the aviation industry. In 2006, the two leading aircraft manufacturers combined secured more than 1,874 new orders for aircraft of 100 seats or more, second only to the record set in 2005, when 2,140 new aircraft were ordered. As recently as 2003, orders touched a cyclical low of 524. According to the International Civil Aviation Organisation, air traffic grew at an annual rate of approximately 5% in 2006, with a growth rate of 4.8% expected in future years. Despite these favourable market conditions, the overall business environment remains volatile. The recent appreciation of the euro against the U.S. dollar places European companies at a competitive disadvantage, while high oil prices put pressure on EADS' customers. Instability in the Middle East as well as global terror threats add elements of uncertainty, while in defence, procurement budgets remain under pressure. At the same time, new governmental initiatives to strengthen defence and homeland security capabilities in order to counter increasing threats may create new opportunities for the long-term.

2006 was Airbus' second best year ever in terms of orders, with 824 gross orders (compared to the industry record of 1,111 gross orders set by Airbus in 2005). As a result of this strong sales performance, Airbus has increased its backlog by 17%, to 2,533 aircraft at the end of 2006. A large part of the year's sales tally was for Airbus's highly popular single aisle family, with a total of 673 orders taken from 47 customers, including a record order for 150 aircraft from China Aviation Supplies Import and Export Group Corporation (CASGC). Airbus also delivered 434 aircraft in 2006 (378 in 2005), its highest level ever. Total deliveries now stand at 4,564 aircraft. Finally, EADS became the sole owner of Airbus in October 2006, when it acquired BAE Systems' 20% stake in Airbus for €2.75 billion.

In 2006, Eurocopter secured its position as the world's leading helicopter manufacturer with a total of 381 new helicopter deliveries for military and civil helicopters. With a record order intake of 615 new helicopters, Eurocopter's backlog reached a historical high of €11 billion at the end of 2006. Eurocopter made a decisive breakthrough in the U.S. military market in particular, with the U.S. Army selecting the UH-145 (a version of the commercial EC 145) as its next-generation light utility helicopter.

Military Transport Aircraft focused primarily on managing the industrial processes of its two new aircraft programmes during 2006, each of which are at important stages of development. The first A330 Multi-Role Tanker Transport (MRTT) air-to-air refuelling aircraft is scheduled to be delivered in 2008, while the first delivery of the A400M is scheduled for 2009. The A400M programme completed four industrial milestones during the year, including the completion of the first whole wing. The medium and light aircraft business won orders for 19 aircraft during 2006, including 12 C-295 medium-weight transport and maritime patrol aircraft for the Portuguese air force.

Defence & Security continued to improve its profitability in 2006 and moved major programmes and projects—including Eurofighter and MBDA's Storm Shadow, Brinstone, Taurus, MICA and Aster—into the production phase. It also succeeded in enhancing its position in the area of coastal and maritime surveillance, and strengthened more generally its position in the maritime sector. Further, the acquisition of professional mobile radio capabilities made a positive contribution to revenues in 2006 and offset the integration of EADS' German missile house into MBDA.

Finally, Astrium ("**Astrium**") had a strong year in 2006 as it built on the full effect of five years of industrial restructuring. The main drivers of this success were the ramp-up of Ariane 5 production and further development progress on military satellite communication systems, such as Skynet 5 and Satcom BW. Astrium also won orders for seven new telecom satellites. Milestones included delivery of the Columbus space laboratory to the European Space Agency (ESA) and the first fully successful test flight of the M51 ballistic missile.

Strategy

In order to maximise value for its shareholders and to balance its portfolio, Management intends to reinforce EADS' position as a leader in major global aerospace and defence markets. Beyond implementing solutions for current operational challenges, EADS will continue to focus on providing superior value to its customers through innovative product and service solutions. The Group has defined four long-term strategic goals aimed at achieving sustainable value creation for its shareholders:

- *Target a long-term leading position in commercial aircraft*: Despite the difficulties encountered in 2006, EADS will continue to strive for leadership in the commercial aircraft market in terms of product innovation and customer satisfaction. In particular, it will seek to offer a complete product portfolio to its customers, while at the same time further developing its international partnerships. The full control of Airbus enables further integration within EADS and additional long-term efficiency potential.
- *Develop strong growth drivers to improve the portfolio balance*: Faced with governmental procurement budget constraints and the scarcity of new development programmes in Europe, EADS intends to pursue its growth strategy by taking a global approach, and will accelerate efforts to offer new solutions by leveraging its broad base of existing capabilities and products. The Group will consider all options for further growth, including targeted acquisitions that strengthen long-term organic potential, enhance its overall competitive position and add capabilities to its portfolio. Management is particularly focused on increasing EADS' presence in services markets. EADS currently has a young and rapidly developing commercial and defence fleet that has entered into service, which it will seek to support throughout its life cycle.
- *Become a truly global industrial group*: To ensure continued access to the growth potential of markets where the traditional commercial approach has reached its limits, EADS is designing a long-term industrial strategy that incorporates an industrial footprint in key markets around the world. This approach is also intended to reduce the Group's exposure to U.S. dollar weakness through enhanced global sourcing and offshoring of production.
- *Restore adequate profitability and preserve long-term financial soundness:* By acting to reduce costs and streamline its industrial organisation through programmes such as Power8, EADS will strive to rise above its immediate industrial challenges and ultimately re-establish a level of profitability attractive to its shareholders. EADS will also seek to tailor its funding policy to meet the long-term resource demands associated with development of new products in a way that ensures an optimal balance sheet structure and takes into account a potential downturn in commercial aircraft demand. The non-Airbus businesses have continued their overall positive trends, with a record EBIT* of €810 million in 2006. The target is to further improve this, both in relative and absolute terms.

To achieve the strategic objectives above, further integration of Group operations will be paramount. Accordingly, the Group will seek to develop a common approach to marketing and emphasise technology and process sharing in order to stimulate growth and generate cost savings. EADS management has also identified three main growth and profitability drivers for the future. These are defined as the Triple I's of EADS: Innovation, Internationalisation and Improvement.

Innovation – Focus on all aspects of technology and offer new solutions

Innovation in product, technology, manufacturing and customer offerings will define EADS' future. With development cycles shortening and new competitors emerging in all fields, EADS must maintain its technological edge and cover a broad spectrum of capabilities in order to remain a market leader.

Compared to its peers, EADS has consistently devoted more resources to research and development, both in absolute numbers and as a percentage of sales. In 2006, EADS spent approximately €2.5 billion in self-financed research and development, equivalent to over 6% of its revenues. It also strengthened its technology department through the appointment of a new Chief Technical Officer, who will report directly to the CEOs and members of the Executive Committee.

To maintain its innovative edge, EADS has set challenging targets for future technology innovation. It will seek to systematically employ the latest digital design and engineering tools in order to complete major platform developments more quickly, and will seek to accelerate the pace at which it reviews its core technologies so as to close gaps against the competition. The Group will also increase the number of technological programmes developed in cooperation with academic and industrial partners worldwide.

In the commercial arena, the growth of businesses such as Eurocopter and Airbus will depend on their ability to face such challenges as environmental issues, shortage of oil supply or increasing expectations in security and safety. Future key technologies such as composite materials, advanced aeronautic research and advanced PLM (Product Lifecycle Management) tools build the backbone of tomorrow's market leadership. Indeed, in order to leverage on these technologies, those divisions need to build on the combination of know-how and resources available Group-wide.

In the defence and space sectors, customer demand has been influenced by the ongoing transformation of U.S. and European defence forces and public safety agencies, as well as the need for more efficient defence spending. As a result, EADS must offer the latest solutions in lead system capability for defence and homeland security programmes (such as C4ISR), border security, extended air defence, unmanned aerial vehicles and space applications, while simultaneously building on existing successful platforms and military derivatives of civilian products.

In addition to offering the latest systems solutions, EADS will also focus on offering the most innovative services solutions in order to broaden its programme leadership. In particular, EADS intends to expand its outsourced service offering based on the recent experience it has gained through long-term contract management.

Internationalisation – Becoming a Global Industrial Group

In order to gain a foothold in certain countries, having a true industrial presence is often decisive. Such development must be orchestrated at the Group level in order to anticipate needs more quickly, generate synergies and ensure that business units are employing a cohesive strategy.

Consistent with this approach, EADS is seeking to establish itself as a strong local player in key markets such as the U.S., China, Russia, South Korea and India. EADS' implementation of a long-term vision and industrial footprint in these markets is aimed at establishing long-term market access, while benefiting from high market growth potential, technology potential and natural hedging, risk-sharing opportunities and structural cost advantages whenever possible. In 2006, EADS pursued efforts to strengthen its industrial presence in key markets by making targeted investments and entering into strategic partnerships.

In the U.S., the goal is to establish a firm presence as a valued corporate citizen in the world's largest defence and homeland security market. EADS is in the midst of pursuing a four-pillar strategic approach: creating a U.S. industrial presence, developing transatlantic co-operations, acquiring small/mid-sized defence companies and cooperating with U.S. prime contractors. EADS has partnered with key players in the market: the Military Transport Aircraft division with Raytheon for the Future Cargo Aircraft campaign, Northrop Grumman for the KC-30 Tanker and Eurocopter with Sikorsky for the Light Utility Helicopter (LUH) programme. The year 2006 marked a key milestone, as the U.S. Army selected Eurocopter to act as prime contractor for its LUH programme, with a potential total life-cycle value of over $2 billion.

China has been the pioneer country for the implementation of EADS' long-term industrial approach, with industrial cooperation progressively increasing over the past several years. Besides signing an agreement with a Chinese consortium to establish an A320 final assembly line in China during 2006, EADS worked on implementing the key strategic agreements it had signed with Chinese partners in prior years. For example, Eurocopter and AVIC II began joint development of the EC 175, a new multipurpose helicopter. The Group is committed to its long-term strategic partnerships in China in order to sustain its leadership in the commercial aircraft market.

In South Korea, Eurocopter and KAI are in the development phase of a brand-new, 8 ton, helicopter for military transport. This project is expected to serve as a strong foundation for further expansion of EADS' position in the country.

India has already proven to be a strong growth market for commercial opportunities (accounting for approximately 7% of total EADS backlog), and in September 2006 the Group decided to develop a technology centre in the country. This will allow EADS to expand its local presence and at the same provide support to its customers. The current challenge is to build on these efforts in order to gain a foothold in defence, which represents the largest share of India's market potential.

The development of Russia's economy is promising, and the Russian aerospace and defence industry has grown stronger as it restructures and consolidates. EADS has a 10% stake in Irkut, which is a key player in the future industrial landscape of Russia. EADS has also formed a joint venture for a freighter conversion in Russia. Finally, EADS and leading Russian aerospace industry executives have formed a strategic committee in order to coordinate their mutual interests going forward.

Improvement – Delivering EADS' backlog on-time and at optimal cost levels, with a focus on quality and customer satisfaction

Transforming the Group's record backlog of €262.8 billion into benchmark profitability will depend on the Group's ability to improve operational performance, measured in terms of time, cost and quality, both within EADS and at its key suppliers.

Management has prioritised the successful implementation and execution of improvement plans and projects throughout the Group. Improvements in operational performance will require real-time visibility of the status of all operational parts and data flows with EADS and its key suppliers. These efforts will be supported by the integrated planning and execution of closed-loop collaborative processes and tools designed to support effective decision-making and to enable the launch of early recovery actions.

Development of the A380 has indicated the need for change and improvement. Accordingly, Airbus will seek to integrate its own internal processes and, at the same time, make itself a more integrated part of the EADS Group. Airbus is currently implementing a new competitiveness programme: Power8. This programme looks at all aspects of the company to make it leaner, more integrated, more efficient and more productive. The need to improve is all the more imperative due to a marked weakening of the U.S. dollar against the euro. Power8 is the prerequisite for helping to ensure success and profitability in the future.

Successful implementation and execution of improvement plans and projects throughout all divisions and corporate departments will therefore be given the highest priority in the years to come.

Organisation of EADS Businesses

EADS' principal businesses fall under five Divisions: (1) Airbus, (2) Military Transport Aircraft, (3) Eurocopter, (4) Defence & Security and (5) Astrium (formerly EADS Space). The chart set out in "— 3.3.6 Simplified Group Structure Chart" illustrates the allocation of activities among these five Divisions.

Airbus

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Since it was founded in 1970 up to the end of 2006, Airbus has received orders for 7,097 aircraft from approximately 250 customers around the world. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 52% in 2006, surpassing its rival Boeing for the fourth time. At 31st December 2006, its backlog of orders (2,533 aircraft) stood at 79.9% of total EADS worldwide backlog. Gross order intake was 824 aircraft and after accounting for cancellations, net order intake for 2006 was 790 aircraft. In 2006, the Airbus Division earned revenues of €25.2 billion, representing 63.9% of EADS' total consolidated revenues. See "— 1.1.2 Airbus".

Military Transport Aircraft

The Military Transport Aircraft (MTA) Division manufactures and sells light and medium military transport aircraft and is responsible for the development of the European heavy military transport A400M project. In addition, the MTA Division produces and sells mission aircraft, which are derived from existing platforms and dedicated to specialised military tasks such as maritime surveillance, antisubmarine warfare and in-flight refuelling capabilities. The MTA Division also designs and manufactures aerostructure elements. In 2006, the MTA Division earned revenues of €2.2 billion, representing 5.6% of EADS' total consolidated revenues. See "— 1.1.3 Military Transport Aircraft".

Eurocopter

Eurocopter is one of the world's leading producers of helicopters and the leader in the European civil and military helicopter market. Management expects Eurocopter sales in the military market to increase substantially due to the commencement of delivery of the NH90 military transport helicopter and the Tiger attack helicopter, the strong backlog in military orders with a number of European governments and the increasing demand in military and para-military export markets. In 2006, Eurocopter captured 50% of the worldwide market for civil helicopters. In 2006, the Eurocopter Division earned revenues of €3.8 billion, representing 9.6% of EADS' total consolidated revenues. See "— 1.1.4 Eurocopter".

Defence & Security

The Defence & Security Division (the "**DS Division**") is active in the field of integrated defence and security solutions including missile systems, combat aircraft, defence electronics, military communications and "homeland security". Its customers are military forces and law enforcement agencies worldwide. The Military Air Systems unit is a leading partner in the Eurofighter consortium and is also active in the UAV field. The DS Division is also a leading supplier of defence electronics in Europe and plays a significant role in the secure and encrypted military communications market. In 2006, the DS Division earned revenues of €5.9 billion, representing 14.9% of EADS' total consolidated revenues.
See "— 1.1.5 Defence & Security".

Astrium

Astrium is the third-largest space systems manufacturing company in the world after Boeing and Lockheed Martin, and the leading European supplier of satellites, orbital infrastructures, launchers and associated services. Astrium is composed of three main business units: Astrium Satellites, Astrium Space Transportation and Astrium Services, through which it designs, develops and manufactures satellites, orbital infrastructures and launcher systems and provides space services. Astrium also provides launch services through its shareholdings in Arianespace, Starsem and Eurockot, as well as services related to telecommunications and earth observation. In 2006, Astrium earned revenues of €3.2 billion, representing 8.1% of EADS' total consolidated revenues.
See "— 1.1.6 Space".

Investment

Among its significant investments, EADS holds a 46.3% stake in Dassault Aviation, a major participant in the world market for military jet aircraft and business jets.
See "— 1.1.8 Investments".

Summary Financial and Operating Data

The following tables provide summary financial and operating data for EADS for the years ended 31st December 2006, 31st December 2005 and 31st December 2004.

CONSOLIDATED REVENUES FOR THE YEARS ENDED 31ST DECEMBER 2006, 2005 AND 2004 BY DIVISION

	Year ended 31st December 2006		Year ended 31st December 2005		Year ended 31st December 2004	
	Amount in €bn	In percentage*	Amount in €bn	In percentage*	Amount in €bn	In percentage*
Airbus	25.2	62.6%	22.2	64.3%	20.2	62.7%
Military Transport Aircraft	2.2	5.5%	0.8	2.2%	1.3	4.0%
Eurocopter	3.8	9.4%	3.2	9.3%	2.8	8.6%
Defence & Security	5.9	14.6%	5.6	16.4%	5.4	16.7%
Astrium	3.2	8.0%	2.7	7.8%	2.6	8.0%
Total Divisional Revenues	40.3	100%	34.5	100%	32.3	100%
Other Businesses	1.3		1.1		1.1	
Headquarters/Eliminations**	(2.1)		(1.4)		(1.6)	
TOTAL CONSOLIDATED REVENUES	**39.4**		**34.2**		**31.8**	

(*) Percentage of total divisional revenues before headquarters/eliminations.
(**) Includes inter-company eliminations and headquarters sales.

CONSOLIDATED REVENUES BY GEOGRAPHICAL AREA FOR THE YEARS ENDED 31ST DECEMBER 2006, 2005 AND 2004

	Year ended 31st December 2006		Year ended 31st December 2005		Year ended 31st December 2004	
	Amount in €bn	In percentage*	Amount in €bn	In percentage*	Amount in €bn	In percentage*
Europe	17.1	43.6%	13.6	39.7%	14.6	45.7%
North America	9.4	23.9%	9.0	26.4%	8.7	27.4%
Asia/Pacific	7.9	19.9%	7.7	22.6%	4.9	15.6%
Rest of the World**	5	12.6%	3.9	11.3%	3.6	11.3%
Total	**39.4**	**100.0%**	**34.2**	**100.0%**	**31.8**	**100.0%**

(*) Percentage of total revenues after eliminations.
(**) Including the Middle East.

CONSOLIDATED ORDERS BOOKED FOR THE YEARS ENDED 31ST DECEMBER 2006, 2005 AND 2004

	Year ended 31st December 2006		Year ended 31st December 2005		Year ended 31st December 2004	
	Amount in €bn	In percentage***	Amount in €bn	In percentage***	Amount in €bn	In percentage***
Orders booked*						
Airbus**	53.4	76.8%	78.3	84.5%	25.8	58.2%
Military Transport Aircraft	1.6	2.3%	1.8	2.0%	1.2	2.6%
Eurocopter	4.9	7.1%	3.5	3.8%	3.2	7.3%
Defence & Security	5.2	7.5%	6.7	7.2%	8.5	19.1%
Astrium	4.4	6.3%	2.3	2.5%	5.7	12.8%
TOTAL DIVISIONAL ORDERS	**69.5**	**100.0%**	**92.6**	**100.0%**	**44.4**	**100.0%**
Other Businesses	1.5		1.9		1.1	
Headquarters/Eliminations**	(1.9)		(2)		(1.4)	
TOTAL	**69.1**		**92.6**		**44.1**	

(*) Without options.
(**) Based on catalogue prices.
(***) Before headquarters/eliminations.

CONSOLIDATED BACKLOG FOR THE YEARS ENDED 31ST DECEMBER 2006, 2005 AND 2004****

	Year ended 31st December 2006		Year ended 31st December 2005		Year ended 31st December 2004	
	Amount in €bn	In percentage***	Amount in €bn	In percentage***	Amount in €bn	In percentage***
Backlog*						
Airbus**	210.1	77%	202.0	77%	136.0	70%
Military Transport Aircraft	20.3	7%	21.0	8%	19.9	10%
Eurocopter	11.0	4%	10.0	4%	9.1	5%
Defence & Security***	17.6	6%	18.5	7%	17.3	9%
Astrium	12.3	5%	10.9	4%	11.3	6%
TOTAL DIVISIONAL BACKLOG*	**271.3**	**100%**	**262.4**	**100%**	**193.6**	**100%**
Other Businesses	2.2		2.1		1.1	
Headquarters/Consolidation	(10.8)		(11.3)		(10.4)	
TOTAL	**262.8**		**253.2**		**184.3**	

(*) Without options.
(**) Based on catalogue prices or commercial aircraft activities.
(***) Before "Other Businesses" and "Headquarters/Consolidation".
(****) For a discussion on the calculation of backlog, see "Part 1/1.1.4.1 Order Backlog".

Relationship Between EADS N.V. and the Group

EADS N.V. itself does not engage in the core aerospace, defence or space business of its Group but coordinates related businesses, sets and controls objectives and approves major decisions for its Group. As the parent company, EADS N.V. conducts activities which are essential to the Group activities and which are an integral part of the overall management of the Group. In particular, finance activities pursued by EADS N.V. are in support of the business activities and strategy of the Group. In connection therewith, EADS N.V. provides or procures the provision of services to the subsidiaries of the Group. General management service agreements have been put in place with the subsidiaries and services are invoiced on a cost plus basis.

For management purposes, EADS N.V. acts through its Board of Directors, Executive Committee, and Chief Executive Officers in accordance with its corporate rules and procedures detailed in "Part 1/Chapter 2 — Corporate Governance".

Within the framework defined by EADS, each Division, business unit ("**BU**"), and subsidiary is vested with full entrepreneurial responsibility.

1.1.2 Airbus

Introduction and Overview

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Since it was founded in 1970 up to the end of 2006, Airbus has received orders for 7,097 aircraft from approximately 250 customers around the world. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 52% in 2006. In 2006, the Airbus Division of EADS generated revenues of €25.2 billion, representing 63.9% of EADS' total revenues.

With 434 aircraft deliveries in 2006 (378 in 2005), Airbus was once again the largest supplier of commercial aircraft in the world, surpassing its main rival for the fourth consecutive year. Airbus received 824 gross orders in 2006 (compared to the industry record of 1,111 gross orders set by Airbus in 2005). After accounting for cancellations, net order intake for 2006 was 790 aircraft (compared to 1,055 aircraft in 2005). At 31st December 2006, Airbus' backlog of orders (2,533 aircraft) stood at 79.9% of total EADS worldwide backlog.

Nonetheless, 2006 proved a challenging year for Airbus, due primarily to the difficulties it encountered in the installation of electrical harnesses for the A380. These difficulties led it to twice revise its delivery schedule for the A380 during 2006, to the disappointment of its customers. In particular, FedEx cancelled its order for the freighter version of the A380, the A380F, as a result of the delivery delays. More recently, UPS announced that it too would cancel its order for the A380F following Airbus' announcement that development of the A380F had been rescheduled. See "Recent Developments". From a financial perspective, the delay in A380 production had a negative effect on Airbus' earnings before interest and taxes, pre-goodwill impairment and exceptionals ("**EBIT***") of €2.5 billion in 2006. See "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

In response to customer recommendations, Airbus also redesigned its originally proposed A350 aircraft during 2006. In July 2006, it presented technical specifications for a revised aircraft family, the A350XWB (Xtra Wide Body).
In December 2006, Airbus formally launched the A350XWB series and discontinued the original A350 programme. The A350XWB series will accommodate between 270 to 350 passengers and is expected to enter service in 2013.

In order to meet its future investment needs related to development of the A350XWB and to address other challenges, Airbus announced the implementation of the Power8 programme on 28 February 2007, as discussed below.

Airbus S.A.S. has been a wholly-owned subsidiary of EADS since the purchase of BAE Systems' 20% stake in October 2006. See "—Organisation of Airbus".

Strategy

Airbus' primary goal is to deliver strong results in a sustained manner, while commanding at least half of the world commercial aircraft market over the long-term. To achieve this goal, Airbus is actively:

Developing the most comprehensive line of products in response to customer needs

Specifically, this currently consists of (i) introducing the A380 into service, the world's largest passenger aircraft and Airbus' response to increasing demand for mobility in the world's densely populated growth regions, (ii) the development of the new A350XWB Family of highly advanced medium capacity long-range aircraft, (iii) the gradual expansion of relevant freighter applications across the range of Airbus aircraft, through the launch of the A330-200F and the A320 Passenger-to-Freighter in particular, (iv) the continuous improvement of existing models' competitive edge in their respective markets, and (v) the entry into the military business through new aircraft such as the A400M or the development of military derivatives products such as the Multi Role Tanker Aircraft based on the A330 airframe.

Focusing on key geographic markets

Airbus is seeking to expand its global presence and to increase its market share in key emerging markets such as China, Russia and India, and to consolidate its position in the difficult U.S. airline market, where most carriers are just emerging from a severe financial crisis. As part of this strategy, Airbus has developed a number of international industrial partnerships. For example, Airbus signed a framework agreement with a Chinese consortium in October 2006 for the establishment of an A320 Family final assembly line in Tianjin. In May 2006, Elbe Flugzeugwerke GmbH (EFW), the EADS freighter conversion centre based in Dresden (Germany), signed a preliminary agreement with MiG and Irkut, two leading Russian aircraft manufacturers, to develop a conversion business of Airbus single aisle passenger aircraft into freighter aircraft.

Expanding its customer services offering

Airbus seeks to remain at the forefront of its industry by expanding its customer services offering to meet customers' evolving needs. As a result, Airbus has designed a comprehensive portfolio of services named Air+ by Airbus. See "—Products and Services—Customer Service". It is through this interface that Airbus aims to satisfy all of its customers' pre-delivery and in-service support requirements through individually tailored packages.

Attempting to restore its competitive edge by focusing on flexibility and efficiency

In order to address the challenges posed by U.S. dollar weakness, increased competitive pressure and the financial burden related to the A380 delays, and to meet its other future investment needs, Airbus announced the implementation of the Power8 programme on 28 February 2007.

Power8 consists of nine measures for enhancing profitability: Reduction of Airbus Overhead Costs, Faster Development, Lean Manufacturing, Smart Buying, Maximising Cash, Putting the Customer First, Focusing on the Core Business/Restructuring the Industrial Set-Up and Streamlining the Final Assembly Lines. Collectively, these measures are aimed at transforming Airbus' business model and developing a global network of partners. The programme aims at the full industrial integration of Airbus by establishing a new industrial organisation with transnational centres of excellence replacing the existing national structures. This transformation will happen progressively over several years and includes the further expansion of Airbus' global footprint.

As part of Power8, Airbus management will implement strong cost reduction and cash generating efforts with the goal of achieving contributions to EBIT* of €2.1 billion from 2010 onwards and an additional €5 billion of cumulative cash flow from 2007 to 2010. A large part of the cost savings will be achieved through the reduction of Airbus' current workforce by 10,000 employees (including temporary and on-site supplier employees). The planned measures to reduce overhead costs, and specifically headcount, require a provision of €680 million to be recorded in the first quarter of 2007. For further information related to the Power8 programme, see "Recent Developments".

Market

Cyclicality and Market Drivers

The main factors affecting the aircraft market include passenger demand for air travel, national and international regulation (and deregulation), and the rate of replacement and obsolescence of existing fleets. The performance, competitive posture and strategy of aircraft manufacturers, airlines, cargo operators and leasing companies as well as wars, political unrest and extraordinary events may also precipitate changes in demand and lead to short-term market imbalances.

In recent years, China and India have emerged as significant new aircraft markets, and in the next twenty years are expected to constitute the second and fifth most important markets, respectively, for aircraft deliveries. As a result, Airbus has sought to strengthen its commercial and industrial ties in these countries. In October 2006, for example, Airbus signed an agreement with the China Aviation Supplies Import and Export Group Corporation (CASGC) for 150 A320 Family aircraft, as well as a letter of intent for 20 A350XWBs.

The no-frills/low-cost carriers also continue to emerge as a significant sector, and are expected to continue growing around the world, particularly in Asia. Airbus single aisle aircraft continue to be a popular choice for these carriers, which ordered a total of 221 single aisle aircraft during 2006. As some of these carriers begin testing the market with new long-haul operations, demand for Airbus' range of twin aisle aircraft may also increase.

Overall Growth. The long-term market for passenger aircraft depends primarily on passenger demand for air travel, which is itself primarily driven by economic or gross domestic product ("**GDP**") growth, fare levels and demographic growth. Measured in revenue passenger kilometres, air travel increased every year from 1967 to 2000, except for 1991 due to the Gulf War, resulting in an average annual growth rate of 7.9% for the period. Demand for air transportation also proved resilient in the years following 2001, when successive shocks, including 9/11 and SARS in Asia, dampened demand. Nevertheless, the market quickly recovered, with more than 28% traffic growth recorded over the past five years.

In 2006, Airbus projected that air travel would grow at 4.8% per annum during the period 2006-2025. Airbus therefore expects passenger traffic, as measured in revenue passenger kilometres, to more than double in the next twenty years.

Cyclicality. Although those in the industry believe that long-term growth in air travel is secure, the market for aircraft has proven to be cyclical, due to the volatility of airline profitability and cycles of the world economy. When cyclical downturns have occurred in the past, aircraft manufacturers have typically experienced decreases in aircraft orders and have made fewer deliveries; this has generally been followed by a period of sustained order and delivery activity. Accordingly, while total worldwide orders for aircraft of 100 seats or more reached a cyclical low of 524 in 2003, the number of new orders rebounded to a record 2,140 in 2005, followed by more than 1,800 in 2006.

Regulation/Deregulation. National and international regulation (and deregulation) of international air services and major domestic air travel markets affect demand for passenger aircraft as well. In 1978, the United States deregulated its domestic air transportation system, followed by Europe in 1985. Today, other regions and countries are progressively deregulating, particularly in Asia. This is expected to continue, facilitating and in some cases driving demand. In addition to providing greater market access (which may have formerly been limited), deregulation may allow for the creation and growth of new airlines or new airline models, as has been the case with the no-frills/low-cost airline model, which has increased in importance throughout major domestic and intra regional markets since deregulation (e.g., in the U.S. and Europe).

Airline Network Development: "Hub" and "Point-to-Point" Networks. Following deregulation, major airlines have sought to tailor their route networks and fleets to continuing changes in customer demand. Accordingly, where origin and destination demand prove sufficiently strong, airlines often employ direct, or "point-to-point" route services. However, where demand between two destinations proves insufficient, airlines have developed highly efficient "hub and spoke" systems, which provide passengers with access to a far greater number of air travel destinations through one or more flight connections.

The chosen system of route networks in turn affects aircraft demand, as hubs permit fleet standardisation around both smaller aircraft types for the short, high frequency and lower density routes that feed the hubs (between hubs and spokes) and larger aircraft types for the longer and higher density routes between hubs (hub-to-hub). As deregulation has led airlines to diversify their route network strategies, it has at the same time therefore encouraged the development of a wider range of aircraft in order to implement such strategies.

Airbus, like others in the industry, believes that route networks will continue to grow through expansion of capacity on existing routes and through the introduction of new routes, which will largely be typified by having a major hub city at least at one end of the route. These new route markets are expected to be well served by Airbus' latest product offering, the A350XWB, which has been designed with them in mind. Airbus believes that it is currently well-positioned to meet current and future market requirements given its complete family of products, from the 107-seat A318 to the 555-seat A380.

Alliances. The development of world airline alliances has reinforced the pattern of airline network development described above. According to data from Airclaims, a U.K.-based aviation industry consultancy, half of the world's jetliner fleet of over 100 seats was operated by just 31 airlines as of February 2006. In the 1990s, the major airlines began to enter into alliances that gave each alliance member access to the other alliance members' hubs and routings, allowing airlines to concentrate their hub investments while extending their product offering and market access. Airlines have also begun to explore different merger possibilities in recent years. Examples include the merger of Air France and KLM and US Airways and America West, with talks between other airlines currently ongoing.

Governmental Funding. A 1992 bilateral agreement between the E.U. and the U.S. provided for ceilings on reimbursable launch investments (typically used by European governments) of 33% of the total development costs of new large civil aircraft programmes. It also set a ceiling at 3% of industry revenues for indirect support in relation to the development or production of large civil aircraft (typically the Department of Defence and National Aeronautics and Space Administration ("**NASA**") mechanisms used in the U.S.). This bilateral agreement provided a level playing field for government support, reflecting the needs of both Europe and the U.S.

However, the unilateral withdrawal from the 1992 agreement by the U.S. government in late 2004 eventually led to formal claims and counterclaims being made by the U.S. and the E.U., respectively, with the World Trade Organisation (WTO). The

E.U. and the U.S. have entered into negotiations to seek a formal settlement of the issues pending before the WTO, with the goal of agreeing upon a new system for funding future aircraft development.

Market Structure and Competition

Market Segments. According to a study conducted by Airbus, a total of 12,676 aircraft with more than 100 seats were in service worldwide at the end of December 2006 (as compared to 11,850 aircraft at the end of 2005). Currently, Airbus competes in each of the three principal market segments for aircraft with more than 100 seats. "Single aisle" aircraft, such as the A320 Family, have 100-210 seats, typically configured with two triple seats per row divided by one aisle, and are used principally for short-range and medium-range routes. "Twin aisle" or "wide body" aircraft, such as the A300/A310 and A330/A340/A350XWB Families, have a wider fuselage with more than 210 seats, typically configured with eight seats per row and with two aisles. While the A300/A310 are used on short-range and medium-range routes, the A330/A340/A350XWB Families are capable of serving all short to long-range markets. The A340-500/600 is designed for ultra-long-range operations in particular. "Very large aircraft", such as the A380 Family, are designed to carry more than 400 passengers, non-stop, over very long-range routes with superior comfort standards and with significant cost-per-seat benefits to airlines. Freight aircraft, which form a fourth, related segment, are often converted ex-passenger aircraft. See "— 1.1.7 Other Businesses — Aircraft Conversion and Floor Panels".

Despite the popularity of the A300-600F freight aircraft, Airbus announced in March 2006 that the last A300-600 would be delivered in July 2007, after 35 years of production. In its place, Airbus launched a freighter derivative of the successful A330-200 in July 2006, with industrial development expected to begin in early 2007. It has also announced the launch of freighter versions of its new A350XWB family. Finally, Airbus intends to be present in the large freighter market (>80 tonnes payload) with the A380 freighter and at the bottom end of the freighter market with a passenger to freighter conversion of the A320, in conjunction with partners including Russian manufacturers MiG and Irkut.

Airbus also competes in the corporate, VIP business jet market with the ACJ, an A319-based Corporate Jetliner, and the A318 Elite. It has also recently sold the A320, the A340-500 and the A340-300 to serve the business jet market as a corporate shuttle and in government/VIP roles.

Geographic differences. The high proportion of single aisle aircraft in use in both North America and Europe reflects the predominance of domestic short-range and medium-range flights, particularly in North America due to the development of hubs following deregulation. In comparison with North America and Europe, the Asia-Pacific region uses a greater proportion of twin aisle aircraft, as populations tend to be more concentrated in fewer large urban centres. The tendency towards use of twin aisle aircraft is also reinforced by the fact that many of the region's major airports limit the number of flights, due either to environmental concerns or to infrastructure constraints that limit the ability to increase flight frequency. These constraints necessitate higher average aircraft seating capacity per flight. However, Airbus believes that demand for single aisle aircraft in Asia will grow over the next 20 years, particularly as domestic markets in China and India continue to develop. This is expected to occur at the same time that Asian demand for larger/long-range aircraft continues to increase.

Competition. Airbus has been operating in a duopoly since Lockheed's withdrawal from the market in 1986 and Boeing's acquisition of McDonnell Douglas in 1997. As a result, the market for passenger aircraft of more than 100 seats is now effectively divided between Airbus and Boeing. According to manufacturers' published figures, in 2006 Airbus and Boeing, respectively, accounted for 52% and 48% of total deliveries, 44% and 56% of total gross orders, and 51% and 49% of the total year-end backlog.

The significant barriers to entry into the market for passenger aircraft of more than 100 seats make it unlikely that a newcomer will be able to compete effectively with either of the established suppliers in the foreseeable future.

Customers

As of 31st December 2006, Airbus had 250 customers, 4,564 Airbus aircraft had been delivered to operators worldwide since the creation of Airbus, and 2,533 aircraft were on order. The table below shows Airbus' most significant gross firm orders, by number of aircraft, for the year 2006.

Customer	Firm Orders*
CASC (China)	150
Skybus	65
EasyJet	52
Indian Airlines	43
Lufthansa	42
Air Asia	40
TAM	37
CIT	34
Singapore Airlines	28
AerCap	20

(*) *Options are not included in orders booked or year-end backlog.*

Organisation of Airbus

Management and Integration of Airbus Activities

On 13th October 2006, EADS acquired BAE Systems' 20% stake in Airbus for €2.75 billion, following the put option process launched by BAE Systems in June 2006. EADS thereby became the sole owner of Airbus S.A.S, with full management control over its operations.

Louis Gallois was appointed President and Chief Executive Officer of Airbus by the EADS Board of Directors in October 2006, while continuing as Co-CEO of EADS. Fabrice Brégier was appointed Chief Operating Officer (COO) of Airbus at the same time, and remains a member of the EADS Executive Committee. Together with Airbus CEO Louis Gallois, the two form the "Airbus President's Office" and are responsible for the operational management of the Airbus business, together with the Executive Committee. The latter consists of eleven members (in addition to the CEO and COO) all of whom are agreed upon by the President and Chief Executive Officer of Airbus S.A.S. and appointed by the EADS Board of Directors. EADS has consolidated 100% of the Airbus group in its financial statements since 2001.

Products and Services

Airbus Aircraft Family Overview

Technological innovation has been at the core of Airbus' strategy since its creation. Each product in the Airbus family is intended to set new standards in areas crucial to airlines' success, such as cabin comfort, cargo capacity performance, economic performance, environmental impact and operational commonality. Airbus innovations often provide distinct competitive advantages, with many becoming standard in the aircraft industry. Key examples include fly-by-wire controls, aircraft commonality and the introduction of widebody twin-engine aircraft.

A300/A310 Family

The A300 was the original aircraft launched by Airbus in 1969, and was the world's first twin-engine twin aisle commercial aircraft at the time. From the 250-300 seat A300 the family expanded to include the 200-250 seat A310, new build and converted freighters, combi/mixed configuration aircraft, air tankers and military transport versions.

Currently, the A300-600 Freighter (A300-600F) is the only member of the A300/A310 Family still in production. Despite its popularity with major express courier providers and airlines, such as FedEx, UPS and Air Hong Kong, Airbus announced in March 2006 that the last A300-600F would be delivered in July 2007.

In 2006, 9 A300-600Fs were delivered.

A320 Family

With more than 5,000 aircraft sold and 3,000 currently in service, the A320 Family has proven extremely popular with customers, offering high standards of cabin comfort, technology and economic performance. Its success with low-cost airlines in particular demonstrates the economic appeal of the A320 Family.

Within this family, four identical aircraft of different lengths, the A318, A319, A320 and A321, share the same systems, cockpit, operating procedures and cross-section. The A320 Family covers the market from 100 to 220 seats, flying routes up to 3000 nm/5700 km.

In 2006, Airbus received 673 firm orders for the A320 Family of aircraft, and delivered 339 to customers.

A330/A340 Family

With more than 1,000 aircraft sold and 793 currently in service, the A330/A340 Family is Airbus' solution for regional, long-range and ultra long-range travel, designed to carry between 250 to 350 passengers. The A330/A340 Family concept is unique: one airframe is powered by either two or four engines. The twin-engine A330 offers attractive economic performance for regional and long-range routes, while the four-engine A340 can perform on the most demanding long-range and ultra long-range routes.

The A330/A340 Family is composed of six passenger versions. Each shares the same 222-inch fuselage cross-section, cockpit and other advanced features, delivering the commonality that encourages airlines to adopt the most efficient mix of aircraft for their networks. The A330/A340 Family offers high levels of passenger comfort as well as large underfloor cargo areas.

Launched in January 2007, the A330-200F will be a new mid-size, long-haul freighter and the latest addition to the A330/A340 Family. Capable of carrying 64 tonnes over 4,000nm/7,400 km, or 69 tonnes up to 3200 nm/5930 km, the A330-200F is aimed at replacing the ageing 50 to 70 tonne aircraft in the market (such as ageing DC8Fs and DC10Fs). The range of the A330-200F will offer airlines the opportunity to increase services in low frequency long-haul markets currently served with much larger aircraft, develop new routes and respond to market growth. Entry into service is planned for the second half of 2009.

In 2006, Airbus received 119 firm orders for the A330/A340 Family of aircraft, and delivered 86 to customers.

A350XWB

At the end of 2006, Airbus launched its new offering in the medium capacity long-range aircraft market, the A350XWB series, which will accommodate between 270 to 350 passengers and is expected to enter service in 2013.

The A350XWB builds on the A380 cockpit and systems. It is designed for a high cruise speed, with the latest generation engines and a robust structure. The A350XWB is designed to deliver superior levels of fuel and economic efficiency, with low environmental impact.

The A350XWB received 2 firm orders and 40 commitments in 2006, with 100 firm orders and 82 commitments remaining for the former A350 aircraft at the end of the year.

A380

The A380 is the most spacious aircraft ever conceived, and represents Airbus' entry into the very large aircraft market. Its new cross-section provides a flexible and innovative cabin space, allowing passengers to benefit from wider seats, wider aisles and more floor space, tailored to the needs of each airline. Seating 555 passengers in three classes and with a range of 8000 nm/19,400 km, the A380 offers superior economic performance, lower fuel consumption, less noise and reduced emissions.

In addition to the passenger version, Airbus has started development on a freighter version of the A380, the A380F. With three cargo decks, the A380F will be able to offer more payload (up to 158 tonnes), greater range (5,600 nautical miles) and the lowest unit cost of any large freighter currently in the market. Recently, Airbus announced that development of the A380F had been rescheduled. See "Recent Developments".

During 2006, Airbus twice revised its delivery schedule for the A380 after having encountered difficulties in the installation of the aircraft's electrical harnesses. Nevertheless, repeat firm orders for the A380 were placed by Singapore Airlines and Qantas for nine and eight aircraft, respectively. However, FedEx cancelled its order for ten A380F freighters as a result of the delivery delays. Accordingly, the total number of orders and commitments received for the A380 at the end of 2006 stood at 166 from 15 customers, with the first A380 due to be delivered to the first operator, Singapore Airlines, in October 2007.

The Family Concept – Commonality across the Fleet

Airbus' aircraft families promote fleet commonality. This philosophy takes a central aircraft and tailors it to create derivatives to meet the needs of specific market segments. This approach means that all new-generation Airbus aircraft (i.e., excluding the A300/310) share the same cockpit design, fly-by-wire controls and handling characteristics. Pilots can transfer among any aircraft within the Airbus family with minimal additional training. Cross-crew qualification (CCQ) across families of aircraft provides airlines with significant operational flexibility. In addition, the emphasis on fleet commonality permits aircraft operators to realise significant cost savings in crew training, spare parts, maintenance and aircraft scheduling.

The extent of cockpit commonality within and across families of aircraft is a unique feature of Airbus that, in Management's opinion, constitutes a sustainable competitive advantage.

Technical Product Overviews

Short- and medium-range single aisle aircraft: the A320 Family. Airbus' family of single aisle aircraft, based on the A320 (which entered service in 1988 following a development programme launched in 1984), includes the A318, A319 and A321 derivatives, as well as the A319 based Airbus Corporate Jetliner and A318 Elite business jet, which Airbus launched in 1997 and 2005, respectively.

At 3.96 metres diameter, the A320 Family has the widest fuselage cross-section of any competing single aisle aircraft. This provides a roomy passenger cabin, a high comfort level and a more spacious underfloor cargo volume than its competitors. The A320 Family incorporates digital fly-by-wire controls, an ergonomic cockpit and a lightweight carbon fibre composite horizontal stabiliser. The use of composite material has also been extended to the vertical stabiliser. The A320 Family's competitor is the Boeing 737 series.

SINGLE AISLE TECHNICAL FEATURES

Model	Entry into service	Passenger capacity*	Maximum range (km)	Length (meters)	Wingspan (meters)
A318	2003	107	6,000	31.4	34.1
A319	1996	124	6,800	33.8	34.1
A320	1988	150	5,700	37.6	34.1
A321	1994	185	5,600	44.5	34.1

(*) *Two-class layout.*

Medium-range, midsize freighter: the A300/A310 Family. The A300/A310 Family has spanned over 30 years of production, with over 800 aircraft delivered. The A300-600 Freighter is the only member of the A300/A310 Family currently in production. The final delivery from this line is due in July 2007.

The A300/A310 programme has undergone continuous development. The current A300-600 Freighter was launched in 1991 based on the A300-600R passenger variant, which incorporated the lightweight carbon fibre composite horizontal stabilizer initially developed for the A310.

The A300-600F's main competitor is the Boeing 767 Freighter.

A300-600F TECHNICAL FEATURES

Model	Entry into service	Typical Capacity	Maximum range (km)	Length (meters)	Wingspan (meters)
A300-600F	1994	54.6 tonnes	4,850	54.1	44.8

Medium- to ultra-long-range twin aisle aircraft: the A330/A340/A350XWB Families. Airbus developed the twin-engine A330 and the four-engine A340 with the same all-new wing design for both aircraft and retained the fuselage cross section of the A300/A310. In 1997, Airbus began development of the ultra-long-range A340-500 and the high capacity A340-600 derivative version. The A340-500 flies over extremely long ranges, including nonstop flights such as Los Angeles — Singapore or Chicago — Auckland. The A340-600 made its first flight in 2001 and deliveries began in 2002.

In 2006, Airbus announced the commercial launch of the A350XWB Family, a new extra-wide body medium capacity long-range family. Dimensioned for the 21st century, the A350XWB features A380 technology, a wider fuselage and a greater use of composite material.

The competitors of the A330, A340 and A350XWB are the Boeing 767, 777 and 787 aircraft series.

A330/A340/A350XWB TECHNICAL FEATURES

Model*	Entry into service	Passenger capacity*	Maximum range (km)	Length (meters)	Wingspan (meters)
A330-200	1998	253	12,500	59.0	60.3
A330-300	1994	295	10,500	63.7	60.3
A340-300	1992	295	13,700	63.7	60.3
A340-500	2002	313	16,700	67.8	63.6
A340-600	2002	380	14,600	75.3	63.6
A350-800	2014	270	15,750	60.5	64.0
A350-900	2013	314	15,600	66.8	64.0
A350-1000	2015	350	15,400	73.8	64.0

(*) *Three-class layout.*

Very large aircraft: the A380 Family. A significant milestone in the history of Airbus and the aviation industry was met when the A380 received joint European Aviation Safety Agency (EASA) and Federal Aviation Administration (FAA) Type Certification on 12th December 2006.

New standards for systems, structure, powerplant and cabin facilities will enable Airbus to deliver the most economic aircraft ever and one that exceeds the challenging performance and environmental targets initially set for it.

The A380's main competitor is the 400 seat Boeing 747-8.

A380 TECHNICAL FEATURES

Model*	Entry into service	Typical capacity*	Maximum range (km)	Length (meters)	Wingspan (meters)
A380-800	2007	555	15,000	73.0	79.8
A380-800F	2010	157.4 tonnes (typical volumetric)	10,500	73.0	79.8

(*) *Three-class layout.*

New Product Development: A400M

Airbus' Military Programme Directorate performs research and development related to the A400M project as an outsource provider to Airbus Military S.L. The Military Transport Aircraft A400M is described in "— 1.1.3 Military Transport Aircraft — Products — Military Transport Aircraft/Special Mission Aircraft on Transport Aircraft Platforms — Airbus A400M".

Asset Management

The Airbus Asset Management Division was established in 1994 to manage and re-market used aircraft acquired by Airbus, originally as a result of customer bankruptcies, and subsequently in the context of certain buy-back commitments. The Division operates with a dedicated staff and manages a fleet comprised of Airbus aircraft across the range of models. Through its activities, the Asset Management Division helps Airbus respond more efficiently to the medium and long-term fleet requirements of its customers.

Its key roles comprise the commercial and risk management of the Airbus portfolio of used aircraft. Most of the aircraft are available to customers for cash sale, while some can only be offered on operating lease, depending on the financing attached to such aircraft. At the end of 2006, the Airbus Asset Management portfolio contained 22 aircraft, a net reduction of 8 aircraft compared to the end of 2005. The Asset Management Division also provides a full range of support services, including assistance with entry into service, interior reconfiguration and maintenance checks.

Sales Finance

Airbus favours cash sales, and does not envisage sales financing as an area of business development. However, Airbus recognizes the commercial need for manufacturers to assist customers in arranging financing of new aircraft purchases, and in certain cases to participate in such financing itself. An extension of credit or assumption of exposure is subject to corporate oversight and monitoring, and follows stringent standards of discipline and caution. Airbus' dedicated Sales Finance team has accumulated decades of expertise in aircraft finance. When Airbus finances a customer, the financed aircraft generally serve as collateral, with the engine manufacturer participating in the financing. These elements assist in reducing the risk borne by Airbus. Airbus' sales financing transactions are designed to facilitate subsequent sell-down of the exposure to the financial markets, third party lenders or lessors. Airbus' financing exposure is counter-cyclical and currently Airbus is able to conclude significant sell-down of its exposure. Management believes, in light of its experience, that the level of provisioning protecting Airbus from default costs is adequate and consistent with standards and practice in the aircraft financing industry. See "Part 1/1.1.7.4 Sales Financing".

Customer Service

Airbus works to assist customers in operating their Airbus fleets as efficiently as possible. Whatever an operator's size, Airbus offers technical help and advice in keeping its aircraft operational. With respect to aircraft operation, the Airbus Customer Services directorate heads an engineering and technical support group, a technical documentation organisation, a network of training centres, spare parts support centres, customer support teams and field services teams that are based at customer airlines. Through this single interface, Airbus aims to satisfy all of its customers' pre-delivery and in-service support requirements, including (1) engineering and technical support, (2) training and flight operations support and (3) material and logistics support.

Engineering and technical support provides Airbus operators with technical assistance on a 24-hour basis to ensure safe and reliable operations of their Airbus fleet. Customised cost reduction programmes are designed to reduce customers' maintenance costs to optimised levels.

The training and flight operations support service includes a permanent staff of over 200 instructors around the world to provide accessible and up-to-date training for Airbus flight and ground crews. Airbus has four training centres, one in Toulouse, France, one in Hamburg, Germany, one in Miami, U.S. and one in Beijing, China. A co-operation agreement with Canadian Aviation Electronics Ltd ("**CAE**") has enlarged this network by 13 additional training locations worldwide. As part of its training services, Airbus offers Cross Crew Qualification programmes enabling pilots to take advantage of the high degree of commonality between Airbus aircraft families, representing considerable savings to airlines.

Airbus' spare parts support centres stock over 3,300,000 items out of a range of 250,000 different part numbers, as part of a worldwide distribution network that includes Hamburg, Frankfurt, Washington, D.C., Singapore, Beijing and Shanghai. The 24-hour/365-day order desk is able to dispatch in-stock items within a customized lead-time, down to two hours for grounded aircraft. Airbus' Modular Spares Services provides customers with a comprehensive range of services to support operation of Airbus aircraft worldwide, which can be tailored to specific requirements of the operators. It contains Spares Planning and Access, Inventory Management, supply chain solutions and material management related consulting.

In 2006, Airbus brought together its full range of services into one comprehensive portfolio named Air+ by Airbus, from which operators can pick and choose as per their individual needs. Airbus recognizes the diversity of airline models and organisations and in response, Air+ by Airbus is designed so that each customer can tailor its Air+ by Airbus solution in accordance with its own outsourcing policy. Air+ by Airbus covers all aspects of an airline's technical operations when combined with Airbus' powerful Network of Maintenance and Repair Organisations ("**MRO**") partners and suppliers and aims to bring value to customers' technical operations through increased aircraft availability, reduced operating costs and the enhanced quality of operations.

Production

Industrial Organisation

Each task in the building of Airbus aircraft (from design, definition and production to product or operational support) is allocated to industrial sites according to their specialised expertise. The nurturing and development of centres of excellence constitutes an essential feature of Airbus manufacturing.

Engineering

Airbus engineers work on specific and non-specific aircraft designs to create solutions that meet customer needs, using a working practice known as Airbus Concurrent Engineering ("**ACE**").

Engineering innovation at Airbus is driven by five Centres of Competence ("**CoCs**"), which develop general aircraft technologies and provide functional design leadership for specific aircraft components. The CoCs operate transnationally with engineers from each CoC present at all Airbus sites.

Airbus engineers have also developed "Colleges of Experts" — teams of the most experienced specialists in each discipline that provide guidance and advice at senior levels. This approach not only delivers design solutions to meet the highest standards of technical quality and performance, but also ensures that both individual and collective knowledge is nurtured throughout the CoCs.

The engineering teams are supported by system tests and integration laboratories, structural test centres and the Airbus flight test centre.

This approach has enabled Airbus to open engineering centres in Wichita (Kansas), U.S., in Moscow, Russia, and in Beijing, China, through which it has gained access to a large pool of experienced aerospace engineers. The Wichita engineering centre began operations in early 2001 and has already made a significant contribution to Airbus wing design. The engineering centre in Russia, organised as a joint venture with Kaskol, was inaugurated at the end of 2002 and the engineering centre in China was inaugurated in late 2005. A fourth engineering centre opened in Mobile (Alabama), U.S. in 2006. The fifth engineering centre is in the process of being opened in first quarter 2007 in Bangalore, India. This centre's focus will be on non-specific design work.

Manufacturing Facilities and Production Flow

Airbus has established highly specialised centres of excellence ("**CoEs**") based on the core competencies of each site within its field of expertise, each with its own responsibilities and chain of decision-making. The CoEs are responsible for the design, procurement and manufacturing of fully equipped and tested deliverables, ranging from specific parts to major aircraft components.

Aircraft components are transferred between the network of CoE sites and the final assembly lines using Airbus' five custom built A300-600 "Beluga" Super Transporters. To support the A380 production flow, Airbus has integrated road, river and sea transport, including the specially commissioned "Ville de Bordeaux" ship. Typical production lead times for single aisle aircraft are 8-9 months, and 12-15 months for long-range twin aisle aircraft.

Adaptability to Changes in Demand

Airbus delivered 434 aircraft in 2006 (compared to 378 in 2005) and expects to deliver more than 440 aircraft in 2007. Any major market disruption or economic downturn could lead to revision of these figures.

To meet its 2007 delivery target, Airbus has set various elements of its adaptable manufacturing process in motion; these include enhanced integrated intelligence of customer and market situations to provide early anticipation, repatriation of an array of outsourced tasks and adaptation of make or buy criteria. Additionally, Airbus is exploiting flexibility features of its labour structure by applying flexible time and overtime contractual provisions, and by optimising temporary and time-defined workforce.

1.1.3 Military Transport Aircraft

Introduction and Overview

The Military Transport Aircraft Division (the "**MTA Division**") develops, manufactures and sells light and medium military transport aircraft and is responsible for the A400M, the European heavy military transport aircraft project. In addition, the MTA Division produces and sells special mission aircraft, which are derived from existing aircraft platforms and are dedicated to specialised military and security tasks such as maritime surveillance, antisubmarine warfare and in-flight refuelling capabilities. The MTA Division also designs and manufactures aerostructure elements.

In 2006, the MTA Division generated revenues of €2.2 billion, representing 5.6% of EADS' total revenues.

Strategy

The MTA Division's strategic goals are to develop its core businesses, leverage the EADS pool of technologies to gain market share and enhance profitability. To achieve these goals, the MTA Division has implemented a focused, two-pronged strategy to:

Consolidate its leadership position and address the growing demand for modern tactical military transport aircraft

EADS is the global leader in the market segments for light and medium-sized military transport aircraft. Through the addition of the A400M heavy transport aircraft, EADS is seeking to broaden its range of tactical military transport aircraft and to capture a market with high replacement potential that Lockheed Martin has historically dominated.

Optimise EADS' capabilities to become a major supplier of military derivatives

The MTA Division relies on its own specialised technologies as well as those of the DS Division and on EADS' wide range of platforms to promote aircraft satisfying customers' mission-specific requirements.

Market

Military Transport Aircraft

Governments and multinational organisations constitute the MTA Division's principal customers in the market for tactical military transport aircraft. This market consists of three segments: (1) light transport aircraft, with a payload of one to four tons, (2) medium transport aircraft, with a payload of five to fourteen tons, and (3) heavy transport aircraft, with a payload of fifteen tons or more. According to a study by the Teal Group[1], an independent aerospace and defence industry consulting firm, the global market for military transport aircraft for the next ten years is expected to amount to approximately US$50 billion.

Light Military Transport. This is a mature market that has diminished in size as countries develop economically and are able to afford medium military transport aircraft. The CASA C-212 has historically led this market segment, with an average market share of 15% over the last ten years. The C-212's main competitors are manufactured by Polskie Zaklady Lotnice, Mielec and HAL.

Medium Military Transport. Management believes that this market will continue to experience moderate growth. EADS models are leading in this market segment, with the CN-235 and C-295 models having an average market share of 45% over the last ten years, followed by their competitors, the C-27J produced by Lockheed Martin Alenia Tactical Transport System ("**LMATTS**"), a joint venture of Alenia and Lockheed, and the An-32 produced by Antonov.

Heavy Military Transport. This market segment has historically been driven by U.S. policy and budget decisions and therefore has been dominated by U.S. manufacturers, in particular Lockheed Martin's C-130 Hercules. As the U.S. reduces and upgrades its existing fleet, European transport fleet replacement and growth needs represent an opportunity for the new A400M aircraft to effectively compete in this market.

EADS has chosen not to compete in the separate market segment for super-heavy, strategic airlift aircraft, to which the Boeing C-17 belongs.

Special Mission Aircraft

Special mission aircraft are derived from existing platforms and adapted to particular missions, generally for military and security customers. It is a market of advanced technology and high added value solutions where customers are increasingly demanding comprehensive systems tailored to their specific operational requirements. Modern defence and warfare increasingly require independent access to complex forms of information in various theatres of operations. This development and Europe's unsatisfied defence and security needs are expected to boost demand for European-produced special mission aircraft in the near term. The MTA Division is well-positioned in this market, as it has access, through Airbus, to efficient platforms that are already well-established in the civil market. However, U.S. companies currently dominate this market.

(1) Source: Teal Group. EADS confirms that this information has been accurately reproduced and that as far as EADS is aware and is able to ascertain from the information published by Teal Group, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Because of the limited size of any single European market and the significant associated development costs, mission aircraft programmes in Europe tend to be funded and developed on a multinational basis, with an emphasis on proven technologies. EADS believes its strong position in Europe will allow it to exploit opportunities on a worldwide basis.

Products

Military Transport Aircraft/Special Mission Aircraft on Transport Aircraft Platforms

C-212 – Light Military Transport. The C-212 was designed as a simple and reliable unpressurised aircraft able to operate from makeshift airstrips in order to carry out both civilian and military tasks. The first model in the series, the S-100, entered into service in 1974. With a payload of 2,950 kg, the new version of the C-212, the Series 400, entered into service in 1997. It incorporates improvements such as new avionics and engines for enhanced performance in hot climates and high altitudes, as well as improved short take-off and landing (**"STOL"**) performance. The C-212's rear cargo door provides direct access for vehicles, cargo and troops. Its configuration can be changed quickly and easily, reducing turnaround times. The aircraft can perform airdrops and other aerial delivery missions.

CN-235 – Medium Military Transport. The first model in the CN-235 family, the S-10, entered into service in 1987. The latest model in the CN-235 family, the Series 300, entered into service in 1998 and is a new-generation, twin turboprop, pressurised aircraft. The CN-235-300 is capable of transporting a payload of up to 6,000 kg, representing (1) 48 paratroopers; (2) 21 stretchers plus four medical attendants; (3) four of the most widely used type of freight pallets; or (4) oversized loads such as aircraft engines or helicopter blades. Paratroop operations can be performed through the two lateral doors in the rear of the aircraft or over the rear ramp. Variants of the CN-235-300 are used for other missions, including maritime patrol, electronic warfare and photogrammetric (mapping) operations. During 2006, the U.S. company L3 ordered two CN-235s.

C-295 – Medium Military Transport. Certified in 1999, the C-295 has a basic configuration similar to that of the CN-235, with a stretched cabin to airlift a 50% heavier payload at greater speed over similar distances. The C-295 is equipped with integrated avionics incorporating digital cockpit displays and a flight management system, enabling tactical navigation, planning and the integration of signals from several sensors. Both the CN-235 and C-295 have been designed as complements to or replacements for the ageing C-130 Hercules, accomplishing most of their missions at a lower operating cost.

In 2006, MTA signed a contract with Portugal for the delivery of twelve C-295 aircraft, seven in the transport version and five in the maritime patrol version. This is EADS-CASA's first contract for maritime patrol on the C-295 platform; deliveries are expected to commence in 2007. Poland and Finland each ordered two C-295 aircraft, both in the transport version, while the Spanish MoD ordered an additional C-295. In terms of deliveries in 2006, MTA delivered the first four of twelve C-295 aircraft to Brazil to replace its existing C-115 Buffalo aircraft, pursuant to a contract signed in 2005. It also delivered the C-295s ordered by the Spanish MoD and Finland during 2006.

Joint Cargo Aircraft (JCA, renamed from FCA). During 2005, EADS CASA North America and Raytheon established a partnership to bid for the U.S. Army's JCA programme. Under the JCA programme, the U.S. Army plans to procure more than 100 JCA, with an initial phase of 55 aircraft. During 2006, MTA submitted a bid to supply the U.S. Army with C-295 aircraft. The U.S. Army is expected to select the winner of the contract in 2007.

Maritime Patrol Aircraft. The MTA Division provides different solutions ranging from Maritime Surveillance to Anti-Submarine Warfare through aircraft based on the C-212, CN-235, C-295 or P-3 Orion platforms, for which EADS-CASA has already developed a new-generation, open architecture mission system called FITS (Fully Integrated Tactical System), a proven, reliable and cost efficient solution. Integration of FITS on an A-319 platform is ongoing.

In 2006, MTA signed a contract with South Korea for the delivery of a C-212 aircraft. It also signed a contract with the Irish MoD to modernize two CN-235s with FITS mission systems. The Spanish MoD ordered the conversion of six CN-235 military transport aircraft into maritime patrol aircraft with FITS mission control, while four C-212 aircraft with FITS maritime patrol mission systems were delivered to Mexico.

Airbus A400M. In May 2003, the *Organisation Conjointe en Matière d'Armement* (**"OCCAR"**) signed a contract with Airbus Military to develop the A400M aircraft. The A400M is designed to meet the future large aircraft requirements of seven European nations seeking to replace their ageing C-130 Hercules and C-160 Transall fleets. In addition to fast and flexible intercontinental force projection, the new aircraft is intended to respond to changing geopolitical requirements (including increased humanitarian and peacekeeping missions).

The A400M will integrate a number of features from existing Airbus aircraft, including a two-person cockpit, fly-by-wire controls and advanced avionics. Additionally, the A400M will benefit from Airbus' maintenance procedures and worldwide customer support network.

Management believes that the A400M programme will allow EADS to leverage its state-of-the-art commercial aircraft technology to access a new and attractive market, while mitigating the impact of civil aircraft market commercial cycles.

Airbus Military, a Spanish *sociedad limitada*, is a specially formed entity dedicated to the development, manufacturing, sale and delivery of the A400M aircraft. Shares in Airbus Military are currently held by Airbus S.A.S (69.44%), EADS CASA (20.56%), Tusas Aerospace Industries Incorporated of Turkey (5.56%) and Flabel Corporation NVSA of Belgium (4.44%). The Executive Vice President in charge of the MTA Division also acts as Chief Executive Officer of Airbus Military, bringing the MTA Division's experience in the management of military transport aircraft programmes and its extensive client network to the A400M programme.

Airbus Military has subcontracted to Airbus the overall management of the A400M development, to be exercised through a central programme management office ("**CPMO**") headquartered in Toulouse with additional offices in Madrid. For the production phase of the A400M programme, to be managed by the MTA Division, the CPMO will be headquartered in Spain.

The initial contract with OCCAR calls for the delivery of 180 A400M aircraft on behalf of seven nations: Germany (60), France (50), Spain (27), U.K. (25), Turkey (10) and Belgium (8, including one on behalf of Luxembourg). In addition to the initial 180 aircraft, export orders bring the total order book for the A400M aircraft to 192 at the end of 2006. The first contracts for Integrated Logistic Support were also signed with OCCAR in December 2006.

Special Mission Aircraft on Airbus Platforms

The MTA Division offers special mission aircraft derived from existing Airbus platforms and adapted to particular missions, generally for military customers. Adaptations to the platform require thorough knowledge of the basic airframe, which generally only the aircraft manufacturer possesses. The skills necessary for overall systems integration into such aircraft are extensive and the number of participants in the world market is very limited.

Strategic Tanker Aircraft. EADS seeks to provide a competitive alternative to the near-monopoly enjoyed so far by Boeing products in the market for strategic tanker aircraft. In light of the estimated worldwide market of approximately 600 tanker aircraft, Management believes that strategic tanker aircraft offer an attractive opportunity for EADS.

In this regard, the MTA Division is leading a technological programme aimed at developing a new "air-to-air" refuelling boom system ("**ARBS**"). The new ARBS is designed to provide a refuelling performance that is substantially faster than that of the competition—a considerable advantage given the vulnerability of aircraft during the refuelling procedure. At the end of 2005, the roll-out of an A310 demo boom occurred at MTA's Getafe facilities. Initial flight tests with this A310 demo boom were conducted during 2006.

A330 MRTT (Royal Australian Air Force). The contract signed in December 2004 with the Royal Australian Air Force for the delivery of five A330 multi-role tanker transports ("**MRTT**") equipped with underwing pods and ARBS to replace its existing Boeing 707 fleet remains on schedule. The first A330 MRTT —based on the A330 derivative, a low-risk and cost-effective platform that offers a greater supply capacity than other competing solutions— is scheduled to enter into service in 2009. In June 2006, MTA received the first A-330 to be converted. The remaining four A330 MRTT will be converted in Australia by Qantas Airways acting as EADS-CASA's subcontractor. One A-330 MRTT full-mission simulator has also been ordered by the Royal Australian Air Force.

A330 Future Strategic Tanker Aircraft (FSTA) (United Kingdom Royal Air Force). EADS, Rolls Royce, Cobham, VT and Thales are cooperating through the AirTanker consortium as a single bidder for the U.K. MoD's Future Strategic Tanker Aircraft ("**FSTA**") programme. Structured as a private finance initiative, this programme would replace ageing VC10 and Tristar tankers, currently operated by the Royal Air Force, with a system based on A330-200 Airbus aircraft. The programme will call for the delivery of 14 aircraft to provide air refuelling service for 27 years. The contract is expected to be awarded in 2007.

KC-30 Tanker Programme (U.S. Air Force). The U.S. Air Force has been conducting a programme to replace its ageing fleet of air-to-air refuelling aircraft. In this regard, EADS NA Tankers (an ad hoc company) has joined with Northrop Grumman (as prime contractor) on preparing a proposal to satisfy the U.S. Air Force's requirements. The team will propose a KC-30 tanker, which is based on an A-330 MRTT with cargo door and boom. EADS would supply the aircraft to be outfitted in the United States. The U.S. Air Force is expected to review the competing proposals during 2007.

A310 MRTT (German Air Force/Canadian Air Force). This ongoing programme involves the supply of four aircraft to the German Air Force and two aircraft to the Canadian Air Force. In 2006, work began on the upgrade of avionics and other modifications.

*Alliance Ground Surveillance ("***AGS***").* Within the framework of NATO, several countries have expressed interest in the development of an Airborne Surveillance System. MTA's role in this programme is to perform the "militarization" of the A-321 platform with the DS Division acting as the prime contractor.

Aerostructures

EADS-CASA has significant expertise in the utilisation of composite materials for aerostructure manufacturing and advanced automation processes. Based on this expertise, the MTA Division is actively involved in the design, manufacture and certification of complex aeronautical structures. In 2006, MTA delivered fan cowls for the A340 as well as for the FX7 programme.

Production

The C-212, CN-235 and C-295 are manufactured at a facility located at the San Pablo airport in Seville. Aerostructures are produced in Puerto de Santa María in Cádiz as well as at the Tablada and San Pablo facilities, both in Seville.

The A400M will be assembled at a new plant, near the San Pablo airport in Seville.

1.1.4 Eurocopter

Introduction and Overview

Through Eurocopter, EADS is one of the global leaders in the worldwide civil and military helicopter market. Management expects Eurocopter sales in the military market to increase substantially due to the start of delivery of the NH90 military transport helicopter and the Tiger attack helicopter, and more generally the strong backlog in military orders with a number of European governments and the increasing demand in international military and para-military export markets. In 2006, Eurocopter maintained its leadership by capturing more than 50% of the civil market in terms of deliveries and by achieving strong growth in its military order book.

For 2006, the Eurocopter Division generated revenues of €3.8 billion, representing 9.6% of EADS' total revenues.

Strategy

The Eurocopter Division aims at further developing businesses and markets identified by Management as having the potential for lasting profitable growth. To this end, Eurocopter is actively:

Fostering internal growth and international expansion

Management intends to further develop Eurocopter's presence in current and future growth markets such as China, India and Eastern Europe and to bolster its position in the markets where it has traditionally held a strong position, such as the U.S. civil and para-military market. This strategy seeks to foster the opening of new market segments, such as Eurocopter's first successful sale of important quantities of helicopter systems to the U.S. Army.

To do so, Eurocopter will continue to capitalize on its proven experience of cooperation with local industries for programme development and joint production projects. This approach has enabled Eurocopter to build solid foundations in promising growth markets, in particular in Asia.

Eurocopter will also continue to pursue its industrial deployment strategy in the United States, where it already has two major industrial and services facilities. Eurocopter is becoming a truly international industrial company, as nearly 20% of its employees work outside of the Division's home countries of France, Germany and Spain.

Implementing an ambitious product and services policy designed to maintain its market leadership and technological superiority

The continuous renewal of Eurocopter's comprehensive product line of civil and military helicopters is essential in maintaining the Division's market leadership and technological superiority. Management intends to continue this process by (i) strengthening the market position of certain key products such as the Écureuil family, the Dauphin, the EC 135, the EC 145 and the EC 225/725, (ii) emphasizing Eurocopter's most recent products (e.g., entry into service and customisation for export of the Tiger and NH90) and (iii) enhancing its product line (e. g., co-development of the medium lift EC 175 with China; partnership with Korean industry to develop the military utility Korean Helicopter Programme ("**KHP**"). Eurocopter's comprehensive product line allows it to leverage core technological solutions with its high-value customisation capabilities, in order to respond to the mission needs and budget requirements of a wide array of civil and military customers throughout the segmented helicopter market.

One of Eurocopter's key competitive advantages is its technological excellence. To maintain its position as a technological leader, Eurocopter engages in several technology development programmes, such as the Heavy Transport Helicopter and Vertical Take Off and Landing Tactical Unmanned Aerial Vehicle (VTUAV), and research programmes emphasizing technologies that enhance the operational scope, mission effectiveness and economic performance of its aircraft. Eurocopter is currently focused on innovation in fields such as environmental-friendliness, all-weather flying ability and economic affordability throughout an aircraft's lifecycle.

Because customer service is an important component of customer satisfaction and source of revenue for the Division, Eurocopter remains committed to strengthening and expanding its network of marketing, distribution and support systems, through its "global offer" proposal. The network currently serves close to 10,000 Eurocopter aircraft with more than 2,500 operators located in 142 countries.

Market

In 2006, the value of helicopters delivered worldwide was estimated at over €8.6 billion; a figure Management believes may grow to €14.6 billion by 2009. According to market forecasts by The Teal Group, Honeywell and Rolls Royce, between 5,200 to 5,800 civil helicopters and 5,500 to 6,000 military helicopters are expected to be built globally from 2006 to 2015. This forecast, particularly with respect to the military segment, depends to a large extent on the large U.S. development programmes.

Military demand for new helicopters is principally driven by budgetary and strategic considerations, and the need to replace ageing fleets. Management believes that the advanced age of current fleets, the emergence of a new generation of helicopters equipped with integrated systems and the ongoing introduction of combat helicopters into many national armed forces will contribute to increased military helicopter procurement over the next several years. Recent large-scale military programmes, such as those conducted by Australia, Brazil, Spain, U.K. and the Nordics Standard Helicopter Project, have confirmed this trend. Demand from the military segment has historically been subject to large year-to-year variations, due to evolving strategic considerations.

Military helicopters, which are usually larger and have more sophisticated systems than commercial helicopters, accounted for 52% of the total value of Eurocopter deliveries in 2006.

The military segment is highly competitive and is characterized by competitive restrictions on foreign manufacturers' access to the domestic defence bidding process, sometimes to the virtual exclusion of imports. Nevertheless, with the introduction of the Tiger, NH90 and EC 725 and with a more aggressive approach to international industrial cooperation, Eurocopter's share of the global market for military helicopters has increased, and the market in 2006 was more balanced between competitors.

In the military segment, Eurocopter's main competitors are Agusta-Westland in Europe, and Bell Helicopter (a division of Textron Inc.), Boeing and Sikorsky in the United States. Additionally, the Russian manufacturers have returned after a complete reorganisation on commercial and industrial fronts. They are very aggressive in the Asian and Latin American markets in particular.

The helicopters sold in the civil/parapublic sector provide transport for corporate executives, offshore oil operations, diverse commercial applications and state agencies, including coast guard, police, medical and fire-fighting services. Management expects that the value of global civil deliveries will continue to grow at an average rate of 10% in the next three years and after will stabilize at the level of 2005/6. Market data indicates that in 2006, worldwide deliveries of civil turbine helicopters stood at approximately 680 units.

Eurocopter's main worldwide civil competitors are Bell Helicopter, Agusta-Westland and Sikorsky. The civil helicopter market has grown more competitive compared to previous years, with Sikorsky and Agusta-Westland having increased their market share in heavy and medium classes.

Products and Services

Existing Products. Management believes that Eurocopter currently offers the most complete and modern range of helicopters, covering almost the entire civil and military market spectrum. Eurocopter's product range includes light single-engine, light twin-engine, medium and medium-heavy helicopters, and is based on a series of new-generation platforms designed to be adaptable to both military and civil applications. The product line is continuously updated with leading-edge technologies, assuring its modernity.

The following table illustrates Eurocopter's existing product line, which offers optimised products for different mission types that may be adapted to other uses as well.

Helicopter Type	Primary Missions
Light Single Engine	
EC 120	Corporate/Private, Training
Single Engine	
AS 350	Military Utlity, Utility, Law Enforcement, Corporate/Private
EC 130	Tourism, Offshore, Corporate/Private
Light Twin Engine	
AS 355N	Civil/Parapublic*, Utility, Corporate/Private
EC 135/EC 635	Emergency Medical, Parapublic*, Offshore, Corporate/Private
EC 145	Military Utility, Emergency Medical, Parapublic*, Shuttle
Medium	
Dauphin	Coast Guard, SAR, Offshore, Parapublic*
EC 155	Corporate/Private, Offshore, Parapublic*, Shuttle
Medium Heavy	
Super Puma/Cougar	Military Transport, Offshore, Shuttle
EC 225/EC 725	Combat-SAR, Military Transport, Offshore, VIP

(*) Parapublic includes law enforcement, fire fighting, border patrol, coast guard and public agency emergency medical services.

Civil range. In recent years, Eurocopter has invested in the renewal of its civil product line to enhance its competitive position in the civil segment, with the result that its share of the world market currently stands at approximately 50%. Eurocopter has successfully introduced into the international market such new products as the light single-engine EC 120 and the light twin-engine EC 135, and such major product upgrades as the EC 155, the latest evolution of the medium-class Dauphin, and the EC 145, a derivative of the BK117. Deliveries of the EC 130, the latest single-engine member of the Écureuil family, started in 2001. The latest addition to the heavy-class family is the EC 225. It is designed for passenger transport, in particular offshore and VIP, but also for public service missions, such as search and rescue (SAR).

LUH program. In 2006, the U.S. Army selected the UH-145 (a military derivative of the commercial EC 145) as its next-generation Light Utility Helicopter (LUH). At the end of 2006, the U.S. Army had ordered 42 aircraft within the framework of a contract to order up to a total of 352 aircraft. The first aircraft were delivered in December 2006, only six weeks after contract signature.

Products in Development. Current product development projects in the military segment include (1) the NH90, a military transport helicopter with different versions for tactical, naval and combat-search and rescue applications, and (2) the HAD version of the Tiger helicopter. Moreover, new product development programmes, the EC 175 and KHP, were launched in 2006 in cooperation with Chinese and South Korean partners, respectively.

NH90. The NH90 was developed as a multi-role helicopter for both tactical transport (TTH) and naval (NFH) applications. The project, principally financed by the governments of France, Germany, Italy and the Netherlands, was jointly developed by Eurocopter, Agusta-Westland of Italy and Fokker Services of the Netherlands as joint partners in Nato Helicopter Industries (**"NHI"**) in direct proportion to their countries' expressed procurement commitments. Eurocopter's share of NHI is 62.5%. Production of the first lot of 243 helicopters and 55 optional helicopters to be delivered to the four partner countries started in 2000, with the first deliveries in 2006 (3 TTH to the German Army). However, ongoing development activities on mission equipment have led to an additional shift of planned delivery dates for future aircraft.

Designed for modern multi-mission capabilities and cost effectiveness throughout its lifecycle, the NH90 has rapidly become the reference military tactical helicopter for armed forces worldwide. The NH90 has been selected by 12 countries and its backlog totals 400 firm orders and 100 options. 43 aircraft were ordered in 2006 (34 for Australia and 9 for New Zealand) and the Spanish Council of Ministers authorized the signing of a contract for 45 NH90 that became effective in mid-January 2007.

The Tiger. The Tiger combat attack helicopter programme development is nearing completion. It includes four variants based on the same airframe: the 40 HAP (turreted gun, rockets and air-to-air missile) for France; the 80 UHT (antitank missile, air-to-air missile, axial gun and rockets) for Germany; the 22 ARH (antitank missile, turreted gun and rockets) for Australia; and the 24 HAD for Spain and 40 HAD for France (antitank missile, air-to-air missile, turreted gun, rockets and upgraded avionics and engines). The manufacturing ramp-up of the programme is reflected by the delivery of 24 Tigers as of December 2006 (12 HAP to the French and Spanish Army, 6 UHT to the German Army and 6 ARH to Australia).

Tiger HAD (Hélicoptère Appui Destruction). The HAD version of the Tiger is a multi-role combat helicopter. It is based on the Tiger HAP and incorporates a more powerful engine, an IFF interrogation function, a new ballistic protection and an air-to-ground missile (AGM) capability. The HAD is expected to be qualified in 2010, with deliveries between 2010 and 2014.

EC 175. Eurocopter and Chinese AVIC II Corporation launched the joint development and production of the EC 175, a civil helicopter in the 6-ton category, which will broaden both partner's product ranges. The 5-year development phase started in 2006. The new civil helicopter is due to make its first flight in 2009, with European and Chinese certification set for 2011, the year in which production is due to begin. Production will be shared on a 50/50 basis and each country will have its own assembly line. Sales forecasts for this latest-generation helicopter call for 800 units to be sold worldwide over the next 20 years.

KHP. The Korean government chose Eurocopter as the primary partner of Korea Aerospace Industries ("**KAI**") in the new KHP programme for the development of Korea's first military transport helicopter in the 8 metric ton class. The 6-year KHP development phase will run from 2006 to 2011. In the following 10-year production phase, 245 helicopters are to be manufactured. As the primary partner of KAI, Eurocopter has a stake of 30% in the development phase and 20% in the production phase. This programme is groundbreaking for Eurocopter in a previously U.S.-dominated Korean market. Eurocopter and KAI have agreed to establish a 50/50 subsidiary to market the export version of the KHP, which has a forecasted worldwide demand of 250 helicopters over 20 years.

Customer Support

As of 31st December 2006, Eurocopter products constituted the world's second largest manufacturer fleet, with 9,710 helicopters in service worldwide. As a result, customer support activities to service this large fleet generated 31% of Eurocopter's revenues for 2006. Eurocopter's customer support activities consist primarily of training, maintenance, repairs and spare parts supply. To provide efficient worldwide service, Eurocopter has established an international network of subsidiaries, authorized distributors and service centres. Furthermore, in order to meet global customer demand, Eurocopter is dynamically extending the range of services it provides to its customers.

After the creation of a helicopter-training centre with Thales in 2002 (HELISIM), and the establishment of Helicopter Flight Training Services (HFTS) in 2004 (a consortium consisting of Eurocopter, CAE, Rheinmetall, EADS Defence Electronics and Thales to manage the contract for the first Private Finance Initiative (PFI) to design, build and operate three NH90 training centres in Germany), Eurocopter created Eurocopter Training Services (ETS) in 2006, a 100% owned subsidiary dedicated to the training of pilots and technicians.

Customers and Marketing

Eurocopter's principal military clients are European MoDs, as well as MoDs in Asia and the U.S. Eurocopter's penetration of the civil and parapublic market is globally well-distributed, placing it first among manufacturers in the markets of Europe, the U.S. and Canada.

Eurocopter's global strategy is reflected in the scale of its large international network. Eurocopter's network currently encompasses 17 foreign subsidiaries, complemented by a network of authorized distributors and service centres aimed at a large number of existing and potential clients. Eurocopter's worldwide footprint was strengthened in 2006 through the creation of wholly-owned subsidiaries Eurocopter Vostok and Eurocopter China, located in Moscow and Shanghai, respectively.

In addition, Eurocopter has developed expertise in production licensing, joint production and subcontracting agreements, and has been developing links with industrial partners and suppliers in more than 35 countries.

Approximately 2,612 operators worldwide currently operate Eurocopter helicopters, forming a broad base for Eurocopter's customer support activities. Eighty-five percent of Eurocopter's customers have fleets of between one and four helicopters.

The versatility and reliability of Eurocopter products have made them the preferred choice of the most prominent customers. The U.S. Coast Guard operates 95 Dolphin (Dauphin) helicopters and the world's largest offshore operators (Bristow, CHC, Era, PHI, etc.) use Eurocopter helicopters for passenger transport and offshore oil industry support. In the Emergency Medical Service market segment, Eurocopter helicopters dominate the fleets of large operators such as Air Methods in the U.S. and ADAC in Germany. Agencies with high serviceability requirements, including police and armed forces, also rely on Eurocopter products.

Production

Eurocopter's manufacturing and development activities are carried out primarily in four locations, two in France and two in Germany. The French sites are Marignane, in southern France, and La Courneuve, near Paris. The German sites are located in Donauwörth and Ottobrunn, near Munich.

With the ramping up of the Spanish HAD helicopter assembly line as well as NH90 assembly line in Eurocopter's new Albacete plant, Spain is becoming the third industrial pillar of the Eurocopter Group.

The new plant in Albacete will play a major industrial role for the group. It will ensure manufacturing of the rear fuselages for the EC 135 and Tiger as well as the front fuselage for the NH90. Manufacturing of the Tiger, NH90 and EC 135 purchased by the Spanish MoI will also be carried out at the Albacete plant.

The Columbus, Mississippi, factory of American Eurocopter is undergoing a major expansion to support the LUH production, assembly and delivery. Industrial activity is starting with the LUH's build-up and acceptance for delivery and will subsequently transition to full-scale production. In addition, activity at the Colombus factory includes production/assembly of AS 350 and EC 120 for U.S. Customs and Border Protection and other government/law enforcement agencies in North America as well as support for the U.S. Cost Guard's modernization of its Dolphin helicopter fleet.

The final assembly line for Tiger, NH90 and EC 120 in Australia is also an indication of Eurocopter's truly global presence and strategy of being close to its customers.

1.1.5 Defence & Security

Introduction and Overview

The Defence & Security Division ("**DS**" or the "**DS Division**") was created in 2003 to serve as the main pillar of EADS' defence and security activities. By combining EADS' Defence and Communications Systems (DCS), Defence Electronics (DE), Military Air Systems (MAS) and Missile Systems (consisting of EADS' 37.5% stake in MBDA) within one division, EADS has streamlined its defence and security business to better meet the needs of customers that require integrated defence and security solutions.

In 2006, the DS Division generated consolidated revenues of €5.9 billion, representing 14.9% of EADS' total revenues.

System Design Centre (SDC)

Within DS, the System Design Centre (with branches in France, Germany and the U.K.) supports defence and security customers in designing, developing and testing their products and system architectures through use of advanced Modelling and Simulation (M&S) techniques. The SDC thereby provides a framework for systems design and related skills on behalf of the DS business units and EADS as a whole. Thanks to its use of standardized methods (such as the architecture frameworks used by the U.S. Department of Defense and the U.K. Ministry of Defence) and other system development tools, the SDC helps to reinforce the DS Division's strategy of improving capabilities in Large Systems Integration (LSI) more generally. One tool at the SDC's disposal in this regard is a transnational networked experimentation and test environment, referred to as Network Centric Operations Simulations Centres (NetCOS).

2006 Highlights for the DS Division

In 2006, the DS Division met all of its streamlining goals and has now moved major programmes and projects—including Eurofighter and MBDA's Storm Shadow, Brimstone, Taurus, Aster and MICA missiles —into the production phase. In addition, MBDA received orders from the French and German defence ministries respectively for 250 SCALP naval cruise missiles and 680 PARS 3 Long Range precision fire-and-forget weapon systems. DS also succeeded in enhancing its position in the area of coastal and maritime surveillance through the acquisition of Atlas Elektronik (jointly with ThyssenKrupp) and of SOFRELOG, and strengthened more generally its position in the maritime sector. Furthermore, the acquisition of professional mobile radio capabilities made a positive contribution to revenues in 2006 - construction of a nationwide TETRA digital voice and data transmission radio system to be used by German public safety authorities being the highlight - and offset the integration of EADS' German missile house into MBDA.

Strategy

With its integrated structure, the DS Division is able to offer a harmonised approach to its customers consistent with the trend towards capabilities-based procurement, while at the same time generating internal synergies and savings. In moving beyond defence to security, the DS Division has also recognised that its customers increasingly require full-service packages and integrated solutions to support their own transformation process from defence to broader security needs. In the future, the DS Division will seek to sustain its growth by focusing on further cooperation with its home market customers, while at the same time fostering and developing its global reach in developing markets including Central and Eastern Europe, the Middle East, India, Asia and the South Pacific, and South Africa. New technologies being developed by the DS Division (such as unmanned aerial vehicles) aim to generate future business and address new markets.

Streamlining and enhancing the DS Division

The organisational structures of Defence and Communications Systems and Defence Electronics have been streamlined successfully, including completion of the transfer of DS headquarters to Unterschleißheim, Germany in 2006. In 2007, the relocation of DS activities conducted in France is also expected to be completed. Military Air Systems consolidated its product portfolio in 2006 and announced the relocation of its Munich activities to Manching (the site of EADS' Military Air Systems Centre) over the next two years, thereby centralising the military air systems support centres as well as the development centre for advanced UAVs. Finally, successful centralisation of the System Design Centre as well as its marketing and sales activities and staff functions has improved DS' ability to focus on customer needs. These initiatives, together with a focus on employee development and improvement of project risk management, enabled the new organisation to perform better and more profitably in 2006.

Supporting the transformation process of customers

Through already existing programmes with NATO, the French Defence Ministry, the U.K. MoD and also Germany's test bed, DS is actively promoting European and NATO transformation. DS is supporting its customers in assessing and satisfying their security needs by proposing simulation systems such as NetCOS in three out of its four home countries, with plans to expand to the U.S. and possibly Spain. DS also participates in the Network Centric Operations Industry Consortium (NCOIC), an industry-based collaborative forum formed to recommend an architectural approach for system and platform developers within a global network environment. The focus for the future will be to continue to work closely with industry and customer working groups to help define and, most importantly, deliver system solutions geared towards customers' capacity requirements and respective transformation process.

Moving beyond defence into security

Employed already on behalf of organisations countering asymmetrical threats, DS' Large Systems Integration approach—which seeks to maximise efficiencies through the optimised use of data and information together and across different security organisations—is a model for the construction of global security solutions. DS has been adapting its expertise in defence to the fast-growing markets of global security (estimated at €35 billion globally per year) and will continue to do so.

Strengthening the DS Division's position in home markets and the U.S.

DS is continuing to focus on its customer orientation in the U.K., France, Spain, and Germany. Within these respective markets, further efforts in the core platform and missiles businesses will remain a strategic goal towards profitable growth in defence. In particular, EADS seeks to raise its visibility in the U.K. and capitalise on the opportunities that the U.K. market provides. The DS Division aims to become a market leader through projects emphasising LSI solutions such as the U.K.'s defence information infrastructure (DII) programme. DS recently established a NetCOS centre in the U.K. with others already existing in France and Germany. In France, further inroads have also been made in the area of UAV technology partnerships and command and control systems. As an important partner in the Eurofighter consortium through EADS CASA, Spain continues to be a significant market for profitable growth, which DS is focused on developing. Involvement in the NEURON demonstrator is also coordinated through MAS Spain.

Penetration of the U.S. defence market remains a key objective for the DS Division, which seeks to expand its current U.S. industrial presence in defence electronics and test and services. EADS North America Defense Company (NA DefCo) is part of the overall strategy to increase business with the U.S. Department of Defense and the U.S. industrial primes. NA DefCo is, however, an independent entity and remains outside of the DS organisation. Methods for expanding into the United States include:

- Pursuing specific market segments where the DS Division can offer superior products and technologies, such as the Hellas obstacle avoidance system for helicopters and the TRS-3D radar for the U.S. Coast Guard. DS successfully tested its target drone systems for the U.S. Army in 2006 and has now been selected to provide a limited quantity of systems;

- Building strong transatlantic industrial partnerships with U.S. prime contractors, including Northrop Grumman (U.S. Tanker programme, NATO AGS, Ballistic Missile Defence, EuroHawk®), Lockheed Martin (MEADS, Deepwater, Littoral Combat Ship, COBRA, Ballistic Missile Defence) and Raytheon (Ballistic Missile Defence) to explore new opportunities driven by military transformation; and
- Seeking acquisitions and new partnerships to enhance the DS Division's U.S. operational footprint across several market sectors, including platform systems, operational support and defence electronics.

Defence and Communications Systems (DCS)

Defence and Communications Systems (DCS) is the EADS "Systems House". The mission of DCS is to create complete communication and information system solutions (including platforms) and provide the means to implement them. DCS offers its customers comprehensive and tailored solutions, combining the know-how to design, develop and implement LSI (Large System Integration), and link the widest possible range of individual platforms and subsystems into a single effective network.

Information and secured communication system solutions in global security as well as systems enabling effective border control and coastal surveillance constitute another major focus for DCS. System integration is becoming increasingly important in these areas.

In 2006, EADS and ThyssenKrupp Technologies completed the joint acquisition of Atlas Elektronik (49% EADS, 51% ThyssenKrupp Technologies). Both companies will pool their skills in platform, electronic and system activities in the naval field to create a strong naval electronics and systems company based in Bremen, Germany. In addition, EADS acquired the French company SOFRELOG in 2006, a world leader in the provision of Vessel Traffic Systems. These two acquisitions have significantly strengthened EADS' presence in the maritime sector.

In 2006, DCS generated 21% of DS's total revenues.

Markets

DCS faces competition from large U.S. and European companies that also specialise in its markets. Major competitors are Lockheed Martin, Thales, Motorola and SAIC. Key customers for DCS' business primarily include governmental customers, such as MoDs and Ministries of Interior in its home markets of France, Germany and the U.K., with an increasing focus on other European countries, the Middle East, South Africa and Asia.

Products

DCS offers comprehensive mission systems and solutions in the area of air dominance, battlespace systems, intelligence solutions and naval systems as well as overall systems support. It is a leading provider for full systems design architecture and systems integration responsibility for military land-, sea-, air- and space-based systems. DCS delivers airspace dominance systems for defensive, offensive and support operations in a combined, joint environment, thus realizing flexible, network enabled capabilities. DCS is also a major designer and supplier of C3I systems to the armed forces in France and Germany, and the Joint Staffs in France, Germany and NATO.

Major contracts signed in 2006 include the provision of an integrated air defence system (FGBAD) for the Dutch MoD and the complete restructuring of the information and communication systems of the French MoD High Command (PSP - Pôle Stratégique Parisien). DCS, the centre of the soldier modernization programme (SMP) within EADS and home of "Soldier Systems", will also play a key role in the development of the Spanish SMP (COMFUT), a contract awarded in September 2006.

DCS designs, integrates and implements Secure Fixed, Tactical, Theatre and Mobile information infrastructure solutions, including all of the services needed to support integrated mission systems and solutions.

The business unit is focused on customers' need for information infrastructure solutions. Its expertise includes a detailed understanding of the technology necessary to achieve this, including interfaces, gateways and the use of Open System architectures.

DCS provides fully integrated global security solutions and services in order to mitigate risk exposure in the areas of: border and maritime security, crisis management, large event protection and critical infrastructure. Due to the increased connections between different areas of threat and in view of the growing interdependence of internal and external security in particular, the seamless collaboration of different security organisations has become increasingly important. EADS seeks to maximise efficiencies through the optimised use of data and information together and across these different security organisations.

In 2005, EADS won a border security contract with Romania that provides for the delivery of an integrated system for surveillance and securing of the Romanian border. The first important milestone of this project was successfully completed in 2006 with the installation of the 'Backup IT subsystem' by EADS, the basic IT infrastructure of the entire border security system.

DCS is also a leading provider of Professional Mobile Radio (PMR) and secure networks. EADS solutions for PMR enable professional organisations, such as public safety, civil defence, transport and industries, to communicate effectively, reliably, and securely. EADS can offer specialised PMR solutions based on TETRAPOL, TETRA and P25 technologies, based on customer requirements. Despite a highly competitive market, EADS acquired 15 new customers in 2006.

Major contracts awarded in 2006 include the construction of BOSNet, a nationwide TETRA digital voice and data transmission radio system to be used by German public safety authorities, as well as contracts to build national public safety networks in Hungary and Estonia. DCS has also successfully completed the rollout of one of its very large systems, "ACROPOL", the secure TETRAPOL radio communication network for French police. Finally, EADS has entered the U.S. market through SN, which will deliver a new radio system to be used by safety officials in Cumberland County, Tennessee.

System Engineering and Consulting Services

In 2006, Apsys continued to build on its position as the French leader in risk management on advanced technology projects. This operating unit offers different types of services (e.g., consulting; studies; training; software; and audit) along all phases of a project life-cycle and utilises various technical approaches (*e.g.*, reliability, availability, maintainability and safety studies; human factor analysis; industrial, environmental and nuclear risk assessment; and software and system quality). Major markets include aeronautics, defence, the petroleum industry and transportation systems. Apsys plans to continue its long-term partnerships with EADS customers (Airbus, Eurocopter, DS and Space Launchers), representing the majority of its revenues, while also diversifying and enhancing its business with other customers.

Dornier Consulting GmbH

Dornier Consulting continued its direction of profitable growth in 2006 as a company for future-oriented transportation and technology consulting with a focus on traffic, transportation and logistic concepts, system specification and integration, modern technologies for the management of natural resources as well as professional full-service project management. It is an independent consulting and engineering company with clients in the public and private sector in Germany, Central and Eastern Europe, Central Asia and the Near and Middle East. Major clients include national and international institutions (World Bank, UNDP, EU, KfW, GTZ), governments, authorities, the German Railways (Deutsche Bundesbahn), DaimlerChrysler and EADS as well as a spectrum of private companies. As part of its future strategy, Dornier Consulting will seek to develop additional opportunities for other EADS units while also focusing on international growth.

Defence Electronics (DE)

As the Electronic Warfare, Avionics and Sensors House of EADS, DE provides mission-critical elements for data gathering, data processing and distribution, and self-defence. Its business is based on sensors and subsystems as a second-tier supplier and addresses the market for surveillance and reconnaissance, military mission management, platform self-protection, network-enabled capabilities and military forces support.

In 2006, the DE business generated 14% of DS's total revenues.

Markets

EADS' main competitors in defence electronics are large and medium-sized U.S. and European companies (i.e., Raytheon, Northrop-Grumman, Thales, BAE Systems, Galileo Avionica, Indra and Saab) as well as competitors from Israel. Following the integration of ewation GmbH into DE, growth in Electronic Warfare (EW) systems is a key strategic goal for DE. DE's key customers include MoDs, interior ministries, military services, security forces, the in-house EADS systems suppliers and other LSI's worldwide. Through various joint ventures, participations and cooperations, DE has access to the MoDs of all NATO countries, particularly in Germany, France, the U.K., Spain and Italy. Export markets, especially in the NATO- and EU countries and the Asia-Pacific region, also offer growth opportunities.

Products

Electronic Warfare and Self Defence. DE supplies electronic self-protection systems for aircraft, ships and armoured vehicles, such as laser warning, missile warning and active electronic countermeasure units, including directed infrared countermeasures, self-protection jammers and towed decoys. In this field DE delivers core components to the "EuroDASS" defensive aids subsystem on Germany's Eurofighters and supplies additional avionics components to the wider Eurofighter programme. It has subsystem responsibility for the A400M's self-protection system, also supplying core EW equipment such as the Infrared missile warning system MIRAS contracted in 2005. For military mission aircraft, helicopters (NH90, Tiger) and VIP aircraft, DE is developing solutions to counter threats posed by infrared-guided missiles in particular. To date, DE has sold approximately 5,000 units of its missile warning sensor (MILDS), which is deployed on a variety of helicopters and transport aircraft. In 2006, DE signed a contract with the Indian government covering the integration of MILDS into the self-protection system of the Indian forces as well as further joint development.

Avionics. As a major partner in the field of military mission avionics for the A400M, DE assumes subsystem responsibility for mission management and defensive aids. The DE portfolio also comprises avionics equipment, such as digital map units (EuroGrid), flight data recording units and obstacle warning systems for helicopters. Additionally, DE is developing multi-sensor integration and data fusion technology, which is a key future technology for network-enabled capabilities. For example, DE is in charge of sensor fusion software on the NATO AWACS E3A and the similar Australian "Wedgetail" and the Turkish "Peace Eagle" programmes. Additional products offered by DE in the field of communication and identification include wide-band modular data links.

Sensors. DE is a principal partner in the development of airborne multi-mode radars such as the Captor radar in the Eurofighter programme, and also provides integrated logistics support, maintenance and upgrades. DE is also heavily involved in the technological development and application of next-generation active electronically scanning (AESA) radars for air, naval and ground applications. In 2006, an AESA radar demonstrator for Eurofighter demonstrated its capabilities in flight for the first time. In addition, DE was awarded a contract to deliver two system demonstrators of the new Tactical Radar for Ground Surveillance (TRGS) of the German forces, 80 of which are expected to be delivered by 2012. At the end of 2006, DE was awarded a €120 million contract to develop and produce more than 40,000 transmit/receive modules of the MEADS fire control radar, which due to the new technology employed will be the most powerful radar worldwide.

In the area of air defence, EADS produces mid-range radars for ship (TRS-3D) and land (TRML-3D) applications. As subcontractor for the K-130 corvettes of the German navy and the Finnish Squadron-2000 programme, EADS is responsible for major shipboard sensor subsystems. A success in the U.S. market was a bilateral agreement signed in October 2004 for a long-term partnership with Lockheed Martin relating to the U.S. Coast Guard "Deepwater" programme and the U.S. Navy Littoral Combat Ship —with respect to which deliveries are progressing.

DE also takes a lead role in developing and manufacturing synthetic aperture radars (SAR), which are considered essential for future reconnaissance and surveillance operations. In this field, EADS has developed the European stand-off SAR sensor for wide-area surveillance (SOSTAR-X) as well as for use in the TCAR Radar for the NATO AGS programme.

Test & Services

In 2006, Test & Services sustained its level of orders from airlines worldwide. This is consistent with Test & Services' strategy to develop a scalable technical standard that provides airlines with continuous solutions. The acquisition of Racal Instruments Group in 2005 and IFR and GET Electronique in 2006 resulted in the group's Test & Services unit becoming the leader in the market for testing equipment, solutions and services in Europe. Future plans include implementing and developing synergies between the Business Units and generating new customers in different countries through partnerships or establishment of an industrial presence. One of the key strengths of Test & Services is its relationships with the world's prime avionic system suppliers and the development of partnerships for the supply of complete turnkey solutions. The commercial aerospace market is expanding and growth is being achieved from all of the prime platform providers. There is increased spending in the military sector and demands for through life support, contracts for availability and integrated support strategies. As the world leader in avionics test systems and provider of general purpose test systems to the military, test & services is ideally placed to address this growing market.

Military Air Systems

The DS Division's Military Air Systems unit focuses on the development, production and delivery of the Eurofighter combat aircraft (46% owned by EADS), maintenance, repair and overhaul (MRO), logistics support, upgrade of existing combat air systems, provision of publicly or privately financed training services and construction and manufacturing of Airbus and A400M aerostructures. In addition, Military Air Systems designs light combat/training aircraft and unmanned aerial vehicles (UAV/UCAV). In 2006, Military Air Systems decided to centralize its military systems activities at its Manching site in Germany over the next two years in order to increase its competitiveness and establish a military air systems centre.

In 2006, the Military Air Systems business generated 35% of DS's total revenues.

Products and Services

Eurofighter. Eurofighter, known as "Typhoon" for export outside of Europe, is a network-enabled, extremely agile, high-performance multi-role combat aircraft optimised for swing-role operations in complex air-to-air and air-to-surface combat scenarios. It is fully compatible with state-of-the-art NATO weapons systems. Regarded as Europe's largest collaborative programme currently, Eurofighter is designed to enhance fleet efficiency through a single flying weapon system capable of fulfilling supersonic, beyond-visual-range combat, subsonic close-in air combat, air interdiction, air defence suppression and maritime and littoral attack roles. The tactical requirements of the aircraft include all-weather capability, short take-off and landing capability, high survivability and operational readiness. The Eurofighter was designed to be adapted and improved over the long-term, as new avionics and weapons evolve, to provide for an extended service life.

The Eurofighter programme is organised through the NATO Eurofighter and TORNADO Management Agency (NETMA) via participating nations. NETMA contracts with Eurofighter GmbH, the programme management company for the Eurofighter programme. The Eurofighter GmbH shareholders and subcontractors are EADS (46% share), BAE Systems (33% share) and Alenia Aerospazio, a division of Finmeccanica (21% share). With regard to series production, the respective production workshares of the participating partners within the Eurofighter consortium stand at 43% for EADS, 37.5% for BAE Systems and 19.5% for Alenia, reflecting the relative number of aircraft ordered by each country's programme participant. EADS is responsible for the centre fuselage, the flight control systems, the manufacturing of the right wing and leading edge slats, as well as the final assembly of the 180 aircraft ordered by the German Air Force and 87 aircraft ordered by the Spanish Air Force. The final assembly of the Eurofighter takes place in the relevant contracting country: Manching in Germany, Getafe in Spain, Warton in the U.K. and Torino in Italy.

In January 1998, NETMA signed an umbrella Eurofighter contract for 620 aircraft: U.K. 232 (with 65 options); Germany 180; Italy 121 (with 9 options); and Spain 87 (with 16 options). The umbrella contract, while fixing a maximum price for the overall programme, also stipulates that production agreements are to be awarded in three tranches. The programme includes the development, production investment and series production of the aircraft. Currently, 402 aircraft are firmly on order.

Eurofighter's first tranche of 148 aircraft is being delivered between 2003 and 2007, with further production expected to continue until 2015. 114 Tranche 1 aircraft (including 5 instrumented production aircraft) had been delivered as of the end of 2006, and the rest are in final assembly or advanced production. Final assembly of the first Tranche 2 aircraft has already begun. Eurofighter has already sold 18 aircraft to Austria, with the first deliveries scheduled for 2007, and further export opportunities are believed to exist in Europe, the Middle East and the Far East. A government-to-government agreement has been reached between the U.K. and the Kingdom of Saudi Arabia on the purchase of Eurofighter aircraft, marking the first export success of the aircraft outside Europe.

Unmanned Aerial Vehicles (UAV), Advanced UAV Systems. Military Air Systems is working on a technology demonstrator project to develop new technology for future Unmanned Aerial Vehicles (UAVs). EADS is also working on a research and technology programme for the analysis and refinement of enabling technologies and concepts of unmanned aerial reconnaissance vehicles (URAV). The primary objective is the development of a new system-of-systems approach within a network-centric operations context.

To respond to the German air force's need for wide-area surveillance and stand-off reconnaissance, Military Air Systems and its U.S. partner Northrop Grumman are, through their joint venture EuroHawk GmbH, supplying the HALE-UAV System "Euro Hawk". Euro Hawk is a high-altitude unmanned aerial system for signal intelligence (SIGINT) that has been specially equipped to meet national requirements. It is based on the Global Hawk RQ4-B platform developed by Northrop Grumman. Military Air Systems is responsible for the overall mission system including situation analysis and report, as well as sensor-payload and modifications. Procurement of the first Global Hawk platform to be converted into a full-scale demonstrator (FSD) of the Euro Hawk HALE for signal intelligence purposes of the German Armed Forces was approved by the German Parliament in January 2007. The Euro Hawk project calls for the integration of national sensors developed by Defence Electronics into a total of five systems. The German air force plans to start operational flying with the Euro Hawk FSD by 2010.

Nato Alliance Ground Surveillance (AGS). NATO intends to close a significant capability gap by creating its own autonomous resources for airborne ground surveillance. The TIPS (Transatlantic Industrial Proposed Solution) consortium - comprising EADS, Galileo Avionica, General Dynamics of Canada, Indra Sistemas, Northrop Grumman and Thales - was invited to submit a proposal for battlefield planning using a "mixed" fleet. This proposal consisted of a "system of individual systems" composed of Airbus A321 manned mission aircraft and Global Hawk UAVs together with mobile and stationary ground stations for data evaluation and distribution. In October 2006, AGS Industries GmbH submitted its proposal for the AGS programme in response to a request for a proposal received from NATO in May 2006. Military Air Systems is responsible for the central programme management for EADS' part in AGS.

Pilot Training and Training Aircraft and Services. The training and light combat aircraft market is competitive, with offerings from BAE Systems (Hawk 128), KAI/Lockheed Martin (T-50), Aermacchi (AM-346) and others. EADS' entry in this field is through the proposed High Energy Aircraft Trainer (HEAT). The HEAT is intended to close the growing gap between the demands made on pilots by modern fighter aircraft and the training opportunities provided by aging in-service trainers.

While EADS will not launch a full-scale design phase for the time being, efforts to win customers and industrial partners will continue.

However, EADS has already contributed to the development of a pilot training programme for European fighter jets: in January 2007, it launched the new European Advanced Training Jet Pilot School at Talavera together with the Spanish air force. The school will provide comprehensive jet pilot training using an upgraded F-5 with near latest-generation combat aircraft performance characteristics and sophisticated ground equipment.

Finally, in April 2006 the French MoD awarded EADS the management and support of the "ab-initio" training for future military aircrews of the French air force's flying school at Cognac. The ten-year, multi-services contract includes the procurement of new aircraft, line and base aircraft maintenance as well as ground-based training devices and will be performed by EADS Socata as primary subcontractor. The project constitutes the first comprehensive outsourced service solution initiated by the French armed forces.

Military Air Systems Support Services and Upgrades. In addition to providing after-sales services to existing customers, EADS also offers its clients the possibility of upgrading their military air systems. Upgrading of military air systems is a particularly attractive alternative for countries with limited national defence budgets, such as those in Central and Eastern Europe, Latin America, North Africa and some Asian regions. For these nations, the purchase of new multi-role aircraft is either politically or economically unfeasible, making upgrading of existing airframes the most cost-effective solution. EADS has developed expertise in the field of military air systems upgrades through programmes for such aircraft as the Tornado, F-4 Phantom, F-18, F-5, MiG-29, Mirage F-1, C101 Aviojet, Harrier AV-8B, E-3A AWACS, P-3A Orion, C-160 Transall and Breguet Atlantic 1.

In the area of support services, MAS is strengthening its cooperation with the German air force by establishing additional joint weapon system support centres (for the Tornado, Transall, and other systems to be operational in the near future, such as the A400M and Euro Hawk) that will operate in coordination with the Eurofighter national support centre already established in 2005.

Missile Systems

MBDA (a joint venture among EADS, BAE Systems and Finmecannica with stakes of 37.5%, 37.5% and 25%, respectively) is the missile systems group within the DS Division (which consolidates 50% of MBDA's sales). MBDA offers superior capabilities in missile systems and covers the whole range of solutions for air superiority, land control and sea power missions, while also providing the most advanced technological solutions in strike weapons and missile defence for all three services. The further integration of the four home markets (France, Germany, Italy and the U.K.), the consolidation of the business and increased efforts in the export market remain the principal goals for 2007. Enhancing the group's missile technology and product portfolio to provide customers with a broader range of cost-effective missile and missile systems solutions should enable MBDA to continue to offer an unrivalled range of capabilities and services. The integration of EADS/LFK into MBDA as MBDA Deutschland is under way and processing towards completion. This development adds Germany to the list of MBDA's home markets and increases MBDA Deutschland's access to new markets and technologies, while at the same time strengthening the group's overall skills and capabilities in land systems.

In 2006, MBDA generated 29% of DS's total revenues.

Markets

MBDA has a geographically diverse customer portfolio. Beyond its four national home markets, the group has direct access to the other important European markets, Spain and Sweden. It also has a stable foothold in growing export markets such as Asia, the Gulf region and Latin America, and benefits from transatlantic cooperation on programmes such as MEADS.

Four principal defence contractors are active in the worldwide market for tactical missiles and missile systems. In terms of revenue in U.S. dollars relating to missile activities, MBDA ranked second in 2006 sales figures, behind Raytheon and ahead of Lockheed Martin and Boeing for the second year in a row. The current worldwide market for missile systems is estimated to exceed €12 billion, with a downward trend forecast until 2010/2011. Thereafter, the worldwide market is nevertheless expected to strengthen due to:

- the need to replace older generation missile systems and to develop new capabilities (such as ground-based air defence systems, precision and deep strike weapons and naval superiority integrated combat systems),
- the entry into service of new missile carrying platforms (Rafale, Eurofighter/Typhoon, Gripen, Tiger helicopter, new frigates and aircraft carriers and in due course other new platforms such as F-35 Joint Strike Fighter and UCAVs),
- the appearance of new requirements for future weapon systems based on new operational tasks and lessons learned from past conflicts, in particular Network Centric Warfare related systems as well as indirect line of sight or beyond visual range target acquisition systems.

Products

The broad range of MBDA products covers all six principal missile system categories: air-to-air, air-to-surface, ground-to-air, surface-to-air, anti-ship and surface-to-surface. The table below lists the programmes in which MBDA participates as prime or major contractor either directly or through joint ventures:

Type of Missile	Purposes	Key Products or Projects
Air-to-Air	Short -range	ASRAAM
	Short-range and Beyond visual range	MICA
	Long Beyond visual range	Meteor
Air-to-Ground	Stand-off guided	Storm Shadow/SCALP, Taurus KEPD 350, AFDS, DWS (for fighter aircraft)
	Long-range	PARS 3 LR (for TIGER helicopter)
	Short-range	Diamond Back – Bang
	Pre-strategic stand-off	ASMP A
	Anti-radar	ALARM
Ground-to-Air	Tactical air defence	Stinger, LFK NG, Gepard
Ground-to-Air/ATBM	Very short-range	Mistral (Atlas and Albi systems) – Stinger (under license)
	Medium-range	VL Mica – Roland – Rapier – Spada
	Long-range	Aster SAMP/T – MEADS – Patriot/PAC 3
Subsystems		Warheads (TDW)
		Propulsion Systems (Bayern Chemie) (e.g., Meteor/ramjet)
Surface-to-Air/Naval	Very short-range	Mistral (Simbad and Tetral Systems)
	Short-range	VL Mica – VL Seawolf
	Short-range	Albatros – RAM
	Medium-range	Aster/PAAMS – Aster/SAAM – ESSM
Anti-ship	Light	Sea Skua – AS 15 TT – NSM – Marte
	Heavy	Exocet family – TESEO
	Anti-submarine	Milas
Anti-tank	Short-range	Eryx
	Medium-range	Milan ADT- ER
	Long-range	HOT, Pars 3 LR, Brimstone
Surface-to-Surface, Deep Attack	Ground-to-ground	GMLRS
	Sea-to-land	Scalp Naval

The most significant programmes currently under development are the PARS 3, Aster PAAMS and SAMP/T air defence systems and the METEOR air superiority missile system, while those in production include Storm Shadow/SCALP missile systems, Taurus stand-off missiles.

PARS 3 LR. A long-range precision fire-and-forget weapon system PARS 3 LR is the main armament for the Tiger helicopter ordered by the German Army. The contract for industrialisation and series production of the PARS 3 LR missiles will be managed by PARSYS, a joint venture between MBDA (LFK GmbH 50%), and Diehl BGT Defence (50%). The contract, valued at €380 million, covers industrialisation and delivery of 680 missiles for the German Army by the year 2014.

Aster Family. The FSAF Phase 3 contract signed with OCCAR (*Organisation Conjointe de Coopération en matière d'Armement*) in November 2003 is worth €3 billion (€2.3 billion thereof to be allocated to MBDA). This contract covers the series production of approximately 1400 Aster missiles and associated missile systems and represents Europe's first advanced naval and ground-based air defence missile system with Anti-Tactical Ballistic Missiles (ATBM).

Storm Shadow/SCALP. Already in service in the U.K., France and Italy, the Storm Shadow/SCALP was also selected by

Greece in January 2004. The Hellenic Air Force has ordered 34 Storm Shadow/Scalp missile systems. Reaching full production in 2004, over 1000 missiles have now been built in the U.K. For the UAE, where the missile is known as "Black Shaheen", deliveries are underway to the country's air force.

Taurus KEPD 350. MBDA Deutschland and SAAB Bofors are working together through Taurus Systems GmbH to create and deliver the Taurus KEPD 350, a precision stand-off guided missile system for Tornado, Gripen and Eurofighter aircraft. Taurus KEPD 350 is in series production for the German Air Force with which the weapon is now in service. In 2005, Spain also announced its intention to procure 43 Taurus KEPD 350 missiles for its F/A-18 and Eurofighter aircraft.

METEOR. In 2006, the first air-launched demonstration firings of METEOR were carried out from a Gripen combat aircraft at the Vidsel range in Sweden. These test flights, using missiles equipped with full telemetry capability (not with a warhead or a seeker), successfully confirmed METEOR's release properties, manoeuvrability and the effectiveness of the motor technology as it goes through its boost and sustain phases.

MEADS. The MEADS Medium Extended Air Defense System, a ground-based tactical air defence system, is a good example of dynamic and successful cooperation on a transatlantic level. MEADS will protect troops during out-of-area missions within the scope of homeland defence. The financial share of the programme is 58% U.S., 42% European (German and Italian). The technical workshare of the companies involved - MBDA Deutschland, MBDA Italia and Lockheed Martin (United States) – corresponds to the respective cost contribution percentages. MBDA's activities are coordinated through the joint venture company euroMeads GmbH, which, like Lockheed Martin, has a 50% share in MEADS International Inc. (MI). On 1st June 2005, MI formally signed a contract to design and develop MEADS. The contract value is approximately $2 billion plus €1.4 billion for the programme's design and development (D&D) phase. The D&D contract extends the period of performance of a previous letter contract that was awarded to MI by the NATO MEADS Management Agency (NAMEADSMA) in September 2004. Award of the contract followed the German government's approval on 20th April 2005 of entry into the MEADS D&D phase, a step taken earlier by the governments of Italy and the United States.

Ballistic Missile Defence. EADS is the only company in Europe with the full range of skills and technologies needed to develop, deploy and support Ballistic Missile Defence (BMD) systems, whether for the protection of armed forces or entire countries and their populations. Recognising this capability, NATO has selected EADS as a member of a transatlantic consortium to conduct a Theatre Missile Defence feasibility study.

1.1.6 Astrium

Introduction and Overview

Astrium is the third-largest space systems manufacturing company in the world after Boeing and Lockheed Martin, and the leading European supplier of satellites, orbital infrastructures, launchers and associated services. In 2006, Astrium generated revenues of €3.2 billion, representing 8.1% of EADS' total revenues.

Astrium is composed of three main business units: Astrium Satellites (Astrium Satellites), Astrium Space Transportation (Astrium ST) and Astrium Services (Astrium Services), through which it designs, develops and manufactures satellites, orbital infrastructures and launcher systems and provides space services. Astrium also provides launch services through its shareholdings in Arianespace (Ariane 5 launcher), Starsem (Soyuz launcher) and Eurockot (Rockot launcher), as well as services related to telecommunications and earth observation satellites, through wholly-owned subsidiaries such as Paradigm Secure Communications and Paradigm Services ("**Paradigm**") and Infoterra, and joint ventures such as Spot Image.

Astrium confirmed the success of its business model in 2006, with EBIT* more than doubling from the prior year to €130 million (4% of revenues), compared to €58 million in 2005.

Strategy

With an established presence in five European countries with active space programmes (France, Germany, the Netherlands, Spain and the United Kingdom), Astrium is the only European company to offer comprehensive expertise in all areas of the space industry (satellites, launchers, orbital infrastructure and services). Astrium's strategy is to build on these key strategic attributes and to strengthen its position in the market.

Generate profitable growth in a flat market

Institutional and military spending on space activities is currently flat in Europe, due to existing budget constraints. There is also intense competition in commercial markets for launchers and telecommunication satellites. Within this difficult context, Astrium has undertaken the following efforts:

- with respect to development of the Ariane launcher and M51 missile systems, Astrium ST decided in 2004 to become a prime contractor (as opposed to a main supplier and industrial architect only). This has strengthened its position vis à vis suppliers and customers, allowing it to rationalise and streamline its activities and thereby generate cost savings. In addition, Astrium is currently the second largest shareholder of Arianespace with a 31% stake, allowing it to influence the development of the Ariane family of launchers going forward. Astrium ST will build on these efforts in the future, just as production of the M51 in particular gains speed;
- with respect to satellites, Astrium, through its wholly-owned subsidiary, Paradigm, has moved from being a sole hardware supplier to a provider of secured satellite communication services, in particular for the U.K. Ministry of Defence. This strategy yielded increased revenue and profit during 2006, and was recently reinforced by the German government's decision in July 2006 to award a contract for the development of a Satcom BW military satellite communication system to a consortium led by Astrium.

Attain European benchmark profitability

After the extensive restructuring measures that were implemented in 2003 and 2004 (rationalisation and specialisation of sites, reduction of workforce by 30%, reorientation towards institutional customers), management believes that Astrium will increasingly benefit from these actions going forward. The encouraging evolution in Ariane development, the successful turn-around of the telecommunication satellites business, the progress made towards deployment of the Skynet 5 secured communication system in the U.K. and the award of the Satcom BW contract by Germany collectively support this view. In order to further improve its margins, Astrium has launched additional improvement plans across its business units (Innovex'08 for Astrium satellites, Boost'08 for Astrium ST and Impact'08 for the support sectors).

Extend Astrium's footprint in communications and observation

Management believes that the strategic decision it made in 2003 to enter the services area while retaining Astrium's technical capabilities in the launchers and satellites area was the right one. The positive development of the Skynet 5 secured communication system contract in the U.K. was an important first step. Astrium later proceeded to offer similar services to third party customers and signed contracts with NATO, Portugal, the Netherlands and other governments for their own secure satellite communications needs. This culminated with the German government's decision to award a consortium led by Astrium the Satcom BW contract, as described above.

Astrium is also well-positioned in military reconnaissance systems (Helios II and Pleiades) and other military-specific capabilities. In the satellite navigation area, management believes that the Galileo satellite-based navigation system offers numerous development opportunities to EADS in the civilian (e.g., air traffic control) and security (e.g., precise positioning during time of crisis) markets. To solidify its positioning, Astrium is one of the leaders of Galileo Industries, the hardware provider for the Galileo project, and of the consortium which is currently in final contract negotiations with the GNSS Supervisory Authority (GSA) for the concession to deploy the more than 30 satellites needed to operate the Galileo constellation over a 20-year period.

Satellites – Astrium Satellites

Overview

Astrium Satellites is the leading European company for the design and manufacturing of satellite systems, spanning all major segments of the satellite market (including platforms, payloads and equipment). It provides (1) telecommunications satellites to leading telecommunications service providers, (2) earth observation, navigation and science satellites systems to major national and international agencies, and (3) military applications satellite systems to European MoDs. Astrium Satellites also designs and manufactures payload equipment and subsystems for the global space industry market.

Astrium Satellites' business covers the four categories of satellite systems described below:

Telecommunications satellites have multiple applications, such as long-distance and mobile telephone links, television and radio broadcasting, data transmission, multimedia and Internet trunking. They may be used for civil or military applications.

Observation satellites allow the collection of information for various fields, such as cartography, weather forecasting, climate monitoring, agricultural and forestry management, mineral, energy and water resource management and military surveillance applications.

Scientific satellites are tailor-made products adapted to the specific requirements of the mission assigned to them. They have applications such as astronomical observation of radiation sources within the universe, planetary exploration and earth sciences.

Navigation satellite systems deliver signals that enable users to determine their geographic position with high accuracy, and are increasingly significant in many sectors of commercial activity, such as airlines, transport operators on land, sea and air, emergency services, agriculture and fisheries, tourism and telecommunications networks.

Market

The commercial telecommunications satellite manufacturing market is highly competitive, with customer decisions based principally on price, technical expertise and track record. Astrium Satellites has a worldwide market share of approximately 20%, and its main competitors are Boeing, Lockheed Martin and Loral of the United States and Alcatel-AleniaSpace of France and Italy. Management views the telecommunications satellite segment as one of slow but sustained growth, supported by factors such as: (1) increased telecommunications demand, including Internet, multimedia and military needs, and (2) greater demand to replace aging fleets. However, the segment remains a highly competitive market, mostly due to the increasing concentration of satellite operators. EADS will seek to strengthen its position in this market going forward.

In the market for observation, scientific and navigation satellites, competition in Europe is organised either on a national or multinational (European Space Agency, Eumetsat) level. In the latter instance, a fair return policy—pursuant to which contracts are awarded to domestic suppliers in proportion to the respective financial contribution made by their governments—is often employed.

There is also sizable export demand for earth observation systems, for which EADS is currently the sole significant European provider. Furthermore, civil state agencies, including the European Space Agency (ESA), are displaying increased needs for earth observation satellites in the framework of European environmental programmes, following the Space Ministerial Conference held in December 2005. EADS expects the scientific satellite market to remain stable over the medium term.

The agreements reached in 2003 at the EU level and among ESA member states regarding the development and implementation of Galileo, the new European global satellite navigation system, led to the establishment of the Galileo Joint Undertaking (the legal entity that will have the task of coordinating ESA and EU involvement in Galileo). The Galileo programme comprises 30 navigation satellites and a potential equipment contract valued at more than €3 billion. Full deployment of the system is expected around 2011. For the space industry and its customers, the Galileo programme's economic, industrial and strategic importance is paramount. This programme will be a driver of innovative user- and customer-oriented solutions, creating new markets for navigation-related services.

Finally, in the market for military satellites, there has been increased demand for telecommunications and observation satellites. In recent conflicts, the shortcomings of European military capabilities in this field have become increasingly visible, while the need for preparedness in the face of elusive threats has grown. The Skynet 5 contract in the United Kingdom, the Helios 2 and other development contracts in France and the Satcom BW contract in Germany illustrate the growth potential in this market.

Products

Astrium Satellites manufactures satellite systems, platforms, payloads, major subsystems and a wide range of equipment, offering turnkey satellite systems to its customers. Astrium has several wholly-owned subsidiaries that specialize in different areas, including:

- Astrium Spain, which supplies platforms, space-borne antennas, deployment mechanisms and harness subsystems for telecommunication satellites;
- Tesat in Germany, which is in charge of telecommunication electronic equipment and subsystems;
- EADS Sodern in France, which provides satellites sensors; and
- Dutch Space in the Netherlands, which provides solar arrays and other specialized items.

Telecommunications Satellites: Astrium Satellites produces telecommunication satellites for fixed and mobile applications and direct-to-home broadcast services. EADS' geostationary telecommunications satellites are based on the EUROSTAR family platforms (45 ordered to date), the latest version of which is EUROSTAR 3000. Three commercial service satellites were launched in 2006: Hotbird 8, Arabsat 4A (which failed to reach its planned orbit due to a faulty Proton launcher) and Arabsat 4B.

The year 2006 was a strong one for Astrium Satellites in term of orders, with seven satellites booked, five of which are based on the Eurostar platform (Nimiq 4 for Telesat, Badr 6 for Arabsat, Hotbird 9 and Hotbird 10 for Eutelsat and Astra 3B for SES) and two of which are based on the smaller Indian Antrix platform, for which Astrium Satellites has an exclusive agreement (W2M for Eutelsat and Hylas for Avanti).

In the field of military telecommunications satellites, the German MoD awarded a consortium led by Astrium the Satcom BW contract in July 2006, thereby reinforcing the position of Astrium as a provider of secured telecommunication capacity to the European military. As regards the United Kingdom, Astrium has completed the first Skynet 5 satellite, which is now ready for launch.

Observation Satellites: Astrium Satellites is the leading European supplier of earth observation satellite systems, for both civil and military applications. In this field, Astrium Satellites derives significant benefits from the common elements of its civil and military programmes.

Astrium Satellites designs and manufactures a wide range of highly versatile platforms, optical and radar instruments and ground segment equipment for the complete scope of remote-sensing applications, operations and services. Astrium Satellites is one of the global market leaders in the field of earth observation satellites, and the prime contractor for many of ESA's and CNES' principal observation programmes. Specifically, it is the prime contractor for: (1) the Spot multi-mission platform series, in use in 15 European earth observation satellites and recognised as an industry standard; (2) Envisat, a European environmental monitoring satellite launched in March 2002; (3) Metop, a next-generation polar-orbiting meteorological satellite, with the first one out of three launched in 2006; (4) Pleiades, two small and highly agile earth observation satellites for civil and military applications, expected to be launched in 2008 and 2009; (5) Swarm, a climatology satellite monitoring the evolution of the earth's magnetic fields; (6) Cryosat 2, a radar satellite designed to monitor the thickness of polar ice caps; and (7) Tandem X, an imagery satellite.

In the export market, Astrium Satellites signed a contract in 2006 with Algeria to provide two observation micro-satellites. It also successfully launched an observation satellite for South Korea in July 2006 (Kompsat 2), as well as a meteorological satellite for Eumetsat (Metop) in October 2006.

Science Satellites: In 2006, Astrium Satellites won the two major programmes awarded by the ESA: GAIA and Bepi Colombo. GAIA is an ESA scientific mission designed to establish a galactic cartography; it is expected to be launched in 2012 as the successor to Hipparcos, launched in the 1980s. Bepi Coombo is also an ESA scientific mission, the purpose of which is to study and analyse the environment of the planet Mercury.

Navigation Satellites: Astrium Satellites together with others has established a dedicated company to build and implement the European navigation system Galileo. Astrium holds a 38% stake in Galileo Industries S.A. (**"Galileo Industries"**), which was awarded a contract for the first of two test satellites for the European navigation system in July 2003. As regards the four satellites needed for the validation phase, Astrium Satellites is prime contractor for the space segment and, through Astrium Germany, supplies the avionics and part of the solar arrays, while Astrium U.K. is responsible for payload development and ground segment lead.

Military Satellites: In addition to military earth observation activity, Astrium Satellites is active in the market for various other advanced applications. These systems demonstrate Astrium's leading role in complex systems offers, reflecting the efficient use of synergies between Astrium's space and defence activities.

Orbital Infrastructure/Launchers and Launch Services – Astrium ST

Astrium ST is the European space infrastructure and space transportation specialist. It designs, develops and produces Ariane 5 launchers, the Columbus laboratory and the ATV cargo carrier for the International Space Station (ISS), ballistic missiles for France's deterrence forces, propulsion systems and space equipment.

Orbital Infrastructure

The orbital infrastructure segment in which Astrium ST operates comprises manned and unmanned space systems. Work on the ISS, together with related vehicle and equipment development programmes and services, constitutes the predominant field of activity in this segment. Astrium ST is the prime contractor under an ESA contract relating to two key elements of the ISS: the Columbus Orbital Facility laboratory (COF) and the Automated Transfer Vehicle (ATV).

Market

Demand for orbital infrastructure systems originates solely from publicly funded space agencies, in particular ESA, NASA, Roscosmos (Russia) and NASDA (Japan). These systems are generally constructed in cooperation with international partners. In addition to the COF and ATV projects, ESA is responsible for developing other components relating to the ISS' construction and operational phases, for which Astrium ST has already been awarded contracts. National space agencies, such as DLR and CNES, are also involved in the development of laboratory facilities to be used on the ISS, representing additional contract opportunities for Astrium ST.

Products

Astrium ST is the prime contractor for the development and integration of the COF. The COF is a pressurised module with an independent life-support system. It will provide a full-scale research environment under microgravity conditions (material science, medicine, human physiology, biology, earth observation, fluid physics and astronomy) and will serve as a test-bed for new technologies. The COF is expected to be transferred to the ISS by shuttle at the end of 2007.

Astrium ST is also the prime contractor for the development and construction of the ATV, which will carry fuel and supplies to the ISS, as well as provide reboost capability and a waste disposal solution. The ATV will be the first European vehicle to carry out a rendezvous in space and dock automatically with an orbital station. The first ATV (Jules Verne) is scheduled to be launched by the Ariane 5 rocket in mid-2007, with additional ATV missions planned through 2013.

In addition to its work on the COF and the ATV, Astrium ST, through Dutch Space, is the prime contractor for development of the European Robotic Arm of the ISS, which will be used by astronauts for the assembly and maintenance of exterior station elements.

Finally, Astrium ST supplies laboratory facilities to be used in various station modules for research under microgravity conditions (MSL laboratory, MCS system, RFR refrigerator, CFR rack, MSG glove box, PCDF and Cardiolab laboratories). It also supplies CNES with a Declic experiment facility for experiments in the field of fluid physics.

Launchers & Launch Services

Space systems (including satellites, orbital infrastructure elements and interplanetary probes) depend on rocket propelled multi-stage launchers, which are consumed during the launch process, to place them into orbit. Astrium ST is active in two distinct businesses: (1) designing and manufacturing launchers for both civil and military purposes; and (2) providing launch services through its interests in Arianespace, Starsem and Eurockot.

Astrium ST is the sole prime contractor for the Ariane 5 system, with responsibility for the delivery to Arianespace of a complete and fully tested vehicle. Astrium ST also supplies all Ariane 5 stages, the equipment bay, the flight software, as well as numerous sub-assemblies. Additionally, Astrium ST is the prime contractor for ballistic missile systems to the French State. It is responsible for the development, manufacturing and maintenance of the M45 and M51 submarine-launched missiles and related operating systems.

Market

Management estimates that the average open commercial market for launch services will likely remain at 20/25 payloads per year, relating primarily to the launch of geostationary telecommunications satellites. However, due to various factors (e.g., technology advances and consolidation of customers), this figure is highly volatile. This market does not include institutional launch services for the U.S., Russian and Chinese military and governmental agencies.

In 2006, the market for launch services changed significantly. Russian companies and state agencies significantly increased the price of their launchers, thereby making western launchers more competitive in the market. This has changed the economics of various Russian/Western joint ventures in particular (e.g., International Launch Services, Sea-Launch, Starsem and Eurockot), as the competitive advantage they enjoyed from being able to obtain low-cost rockets from the former Soviet Union has eroded.

In the area of national defence, Astrium ST has been the exclusive supplier of ballistic missiles to the French State since the early 1960s. In addition to conducting development and production activities, Astrium ST performs substantial maintenance work on the ballistic missile arsenal to ensure system readiness over the life span of the equipment, which may be several decades. In 2006, Astrium ST built on this experience by winning a contract with NATO for the first time as part of an international partnership.

Products and Services

Launch Services. Astrium ST is active in the field of launch services through its shareholdings in Arianespace (for heavy-lift launchers), Starsem (for medium-lift launchers) and Eurockot (for small-lift launchers).

Arianespace. Astrium ST is Arianespace's second largest shareholder (after CNES) with a 31% stake (direct and indirect), and its largest industrial shareholder. Arianespace is the world's largest commercial launch service provider in terms of total order book. At the end of 2006, Ariane had launched a total of 242 satellites. Arianespace markets and sells the Ariane launcher worldwide and carries out launches from the Kourou space centre in French Guyana.

In 2006, Arianespace won nine new commercial contracts, representing 45% of the accessible market. It also won two governmental launch contracts in 2006. Five Ariane 5 launches were carried out in 2006, placing into orbit ten satellites (eight commercial and two institutional).

Two versions of Ariane 5 are currently in service: (1) Ariane 5 GS, which is able to launch one or more payloads with a total mass of up to 6.9 tons into geostationary transfer orbit, and (2) Ariane 5 ECA, which is the workhorse of Arianespace with an increased launch capacity of 10 tons in geostationary transfer orbit. Since 1999, when the first Ariane 5 commercial launch occurred, twenty-five Ariane 5 rockets have been successfully launched.

Europe's commitment to support Ariane as the European launcher has been demonstrated by the signing of an agreement between ESA and Arianespace in March 2004 entitled "European Guaranteed Access to Space" (EGAS), and by the issuance of a "buy European" recommendation for institutional satellites made by the Space Ministerial Conference held in Berlin in December 2005.

Starsem. Astrium ST directly owns 35% of Starsem, a French corporation, along with Arianespace (15%), the Russian space agency (25%) and the Russian state-owned Central Specialised Design Bureau "Progress" (25%). Through Arianespace, Starsem markets launch services by Soyuz launchers for medium-weight spacecrafts into low or sun-synchronous orbits as well as for interplanetary missions. Although no new contracts were signed in 2006, there were two institutional launches from Baikonur. Work is also progressing on a new launch pad at Kourou, with the first launch (to be operated by Arianespace) scheduled for the end of 2008 or early 2009.

Eurockot. Astrium ST (51%) and Khrunichev (49%) jointly control Eurockot Launch Services, which procures launch services for small, low-earth orbit satellites with Rockot launchers derived from the SS-19 ballistic missiles. In 2006, Eurockot did not sign any new contracts, although one launch occurred (Kompsat 2) on behalf of the South Korean government.

Commercial Launchers. Astrium ST manufactures launchers and performs research and development for the Ariane programmes. Member states, through ESA, fund the development cost for Ariane launchers and associated technology. Since 2004—when it was awarded a €3 billion contract to provide thirty Ariane 5 launchers—Astrium ST has been working on supplying such launchers to Arianespace. As the industrial prime contractor, Astrium ST has worked to streamline and simplify the Ariane organisation and thereby improve its competitiveness. While efforts in 2005 focused on the qualification of the 10-ton version of Ariane and the organisation of Ariane production under a single prime contract, the year 2006 was devoted to supplying a standardised launcher while increasing cost savings.

Ballistic Missiles. Astrium ST is the only company in Europe which designs, manufactures, tests and maintains ballistic missiles. Under its contracts with the French State, Astrium ST has produced the submarine launched MSBS family (M1, M2, M20, M4 and M45) and launch facilities at the Brest naval base. The M45 is deployed onboard France's new-generation nuclear-powered ballistic missile submarine. Astrium ST manages the operational maintenance of the M45 missile system, assisting the French armed forces until the end of its operational service. Astrium ST is under contract to develop the M51, a new submarine-based strategic missile system with increased technical and operational capabilities. The first test flight of this new missile was conducted successfully in November 2006. At the end of 2004, the French MoD awarded Astrium ST a contract for the M51 production phase and test range facilities with a frame-contract in excess of €3 billion. At the end of 2006 a contract for an enhanced upper-stage was awarded by the French MoD for an amount of more than €200 million, helping to secure Astrium ST's technical capabilities in this field for the long-term.

Management believes that the development and production of the M51 will provide Astrium ST with high quality work over the long term. In addition, the relative predictability of demand provides some stability to the otherwise volatile launcher market.

Space Services – Astrium Services

Overview

Astrium Services, which includes Paradigm, is a dedicated entity of Astrium for the development and operation of satellite services, with a focus on secured telecommunication and navigation services. After having been awarded a contract from the U.K. MoD in 2003, Paradigm has become the first commercial provider of secure military communications services. Paradigm currently owns and operates the Skynet 4 system and is preparing the Skynet 5 system for entry into service. Paradigm has enlarged its customer base through contracts with NATO, Portugal, the Netherlands and several other governments.

Within the framework of the Sactcom BW contract awarded in July 2006, Astrium Services, through a joint venture with ND Satcom in which it is the majority shareholder (Astrium Services: 75%; ND Satcom: 25%), will operate the system procured by the German MoD on a long-term basis and provide additional capacity from commercial operators.

In the navigation sector, Astrium Services is one of the leading partners in the consortium (which includes Inmarsat, Thales, Alcatel-Alenia Space, Finmeccanica, Hispasat, AENA and TeleOp) currently negotiating with the GNSS Supervisory Authority (GNA) for the concession phase of the Galileo system.

Astrium Services also manages holdings in satellite telecommunication service and operation companies: Nahuelsat in Argentina, and Hispasat and Hisdesat in Spain.

Products and Services

Military Communications. The U.K. MoD selected Paradigm in 2003 to deliver global secure satellite communications service over a 15-year period for its next-generation Skynet 5 programme under a Private Finance Initiative contract. In addition, Paradigm took over the U.K.'s existing Skynet 4 fleet. This groundbreaking contract, under which Paradigm now owns and operates the U.K. military communication satellite infrastructure, allows the U.K. MoD to place orders and to pay for services as required. Offering a catalogue of services, Paradigm delivers tailored in-theatre and back-to-base communication solutions for voice, data and video services, ranging from a single voice channel to a complete turnkey system incorporating terminals and network management. Paradigm also provides welfare services, ensuring that deployed troops can call home and can use the Internet. Following discussions in 2005, the concession period has been extended to 20 years and the number of new satellites has been increased to 3 instead of 2. The first Skynet 5 satellite was launched at the beginning of 2007, with full operational service scheduled for the end of 2008 or early 2009.

In 2004, the German Bundeswehr issued a proposal request for secure satellite communication capacity, comprising a complete military satellite communication infrastructure, including a fleet of satellites, a number of tactical and strategic ground stations and a network control in the system, to be operated on its behalf for a 10-year period. The system is expected to be fully operational at the beginning of 2009. In response to this proposal request, Astrium Services, together with ND SatCom and Astrium Satelites, was awarded the contract in July 2006.

Navigation. Discussions are ongoing between the Merged Consortium (Astrium Services, Inmarsat, Thales, Alcatel-Alenia Space, Hispasat, AENA and TeleOp) and the GNSS Supervisory Authority in order to find a satisfactory solution for the concession phase of the Galileo system. The Galileo Joint Undertaking is expected to award the concession contract in 2007. Under this concession contract, a newly formed operating company will deploy and operate the more than 30 satellites needed to operate the Galileo constellation over a 20-year period. The Galileo project is a major step forward for Europe, representing the first major European-level infrastructure procurement programme with a global dimension that will bring numerous benefits to the continent and the rest of the world. The market potential is promising, as global demand for satellite navigation services and derivative products is growing at approximately 25% per year.

Production

Astrium currently operates production facilities located in France (Vélizy, Les Mureaux, Bordeaux, Toulouse), Germany (Backnang, Bremen, Friedrichshafen, Lampoldshausen, Ottobrunn, Rostock, Trauen), Spain (Madrid), the United Kingdom (Portsmouth, Stevenage), the Netherlands (Leiden) and French Guyana (Kourou).

1.1.7 Other Businesses

Regional Aircraft – ATR

ATR (Avions de Transport Régional) is a world leader in the market for regional turboprop aircraft of 40 to 70 seats. ATR Integrated is a consortium composed of EADS and Alenia, in which each hold a 50% stake. The EADS ATR business unit, which represents EADS' 50% share of ATR Integrated, is under the responsibility of Airbus.

Market and Outlook

The regional aircraft industry has experienced growing concentration in recent years. During the 1990s, a number of manufacturers merged, closed or ceased production of regional aircraft, leading to the withdrawal from the market of BAE Jetstream, Beechcraft, Fokker, Saab and Shorts. As of 31st December 2006, the worldwide market for turboprop aircraft of 40-70 seats in production was dominated by two manufacturers: ATR and Bombardier.

After a number of years of relatively low activity, the regional turboprop market has grown dramatically since 2005, due in large part to the advantages of turboprop aircraft over jet aircraft in terms of fuel efficiency and CO_2 emissions. In 2006, ATR delivered 24 new aircraft (compared to 15 in 2005) and recorded orders for 63 new aircraft (compared to 90 in 2005). ATR had a backlog of 124 aircraft at 31st December 2006, an increase of approximately 40% over 2005. ATR's market share in 2006 was approximately 60%. The relative fuel efficiency and reduced CO_2 emissions of turboprop engines are expected to lead to sustained market activity over the coming years.

The market for second-hand aircraft also remained strong in 2006, which ledto an increase in the residual value of used ATR aircraft. ATR conducted 31 transactions in the used aircraft market in 2006 (for 24 ATR 42s and 7 ATR 72s), including 12 cash sales of reconditioned aircraft. ATR delivered 29 second-hand aircraft in 2006.

Products and Services

ATR 42 and ATR 72 Series Aircraft. Commencing with the ATR 42, which entered service in 1985, ATR has developed a family of high-wing, twin turboprop aircraft in the 40-70 passenger market that are designed for optimal efficiency, operational flexibility and comfort. In 1996, in order to respond to operators' increasing demands for comfort and performance, ATR launched a new generation of aircraft, the ATR 72-500 and ATR 42-500. Like Airbus, the ATR range is based on the family concept, which provides for savings in training, maintenance operations, spare parts supply and CCQ.

Customer Service. ATR has established a worldwide customer support organisation committed to supporting the aircraft over its service life. Service centres and spare parts stocks are located at Toulouse, in the vicinity of Washington D.C. and in Singapore. An e-market place designed to enhance support services developed with Embraer is also available to customers.

ATR Asset Management. Consistent with industry practice, a significant portion of orders received by ATR is conditional on its assistance in financing these orders either through leasing or loan guarantee arrangements. ATR Asset Management manages the resulting risk and employs a strategy of consistent reduction of sales financing exposure.

ATR Asset Management also responds to the growing market for second-hand aircraft by assisting in the placement and financing of used and end-of-lease aircraft. By providing quality reconditioned aircraft at attractive prices, ATR Asset Management has helped both to broaden ATR's customer base, in particular in emerging markets, and to maintain the residual values of used aircraft. In the past, clients for such used aircraft have subsequently purchased new aircraft as they have gained experience in the operation of ATR turboprops. Returned aircraft generally remain out of service for approximately five months as they await reconditioning and resale or leasing, subject to market conditions.

Production

The ATR production facilities are located near Naples, Italy and at Merignac and Saint-Martin near the Toulouse airport in France. Final assembly, flight-testing, certification and delivery occurs at the Toulouse site. ATR outsources certain areas of responsibility to the Airbus Division, including wing design and manufacture, flight-testing and information technology.

General Aviation

EADS Socata

EADS Socata manufactures a range of light aircraft for both the private civil aircraft market and government fleets, and is also engaged in aerostructure subcontracting, pursuant to which it produces materials and subassemblies for major international aviation programmes, including, but not limited to, EADS programmes.

In the general aviation field, EADS Socata has developed over the past 20 years a range of piston engine aircraft, the TB family, and the monoturboprop pressurised TBM 700. Continuous development and use of innovative technologies keep these products well-positioned on the market. These new-generation aircraft compete with products based on models that date back to the 1950s. To strengthen its market position in business and private aviation, EADS Socata has also launched the newest member of its TBM family - the six-seat TBM 850 pressurised single-engined turboprop. The TBM 850 offers owners and pilots a maximum cruise speed of 320 KTAS at FL260 in ISA conditions. This will give TBM 850 operators the advantage of the cruising speeds typical of light jets, with the economical direct operating costs of a single-engined turboprop.

Since launching its aerostructures activity in the early 1960s, EADS Socata has positioned itself as a first-line global subcontractor for complete assemblies. Its engineering department carries out development and design for key components for major aviation programmes, including Airbus (A400M, A380, etc.), Dassault (F7X), Eurocopter and Embraer. EADS Socata is experienced in the use of sheet metal forming and stretching, composite materials and semi-manual structural assembly for aeronautic programmes. EADS Socata is also experienced in the use of composite materials for aircraft structural elements, in particular for the Airbus A330/A340, as well as in metal-composite combination technology and forming of large-dimension metal panels. EADS Socata carries out design work for a number of European aviation programmes, including Airbus, Eurocopter, Mirage and Falcon aircraft.

Aircraft Conversion and Floor Panels

EADS Sogerma

On 10th January 2007, EADS Sogerma sold two of its subsidiaries dedicated to global support and maintenance—Sogerma Services and Barfield—to the TAT Group. Accordingly, while EADS Sogerma will continue to conduct some maintenance activities through its subsidiaries Seca and Revima, its main business currently consists of aircraft and cabin customisation and aerostructures, primarily on behalf of Airbus.

EADS Sogerma is an approved outfitter for Airbus' corporate jets, with services currently performed in Toulouse. EADS Sogerma designs and manufactures high-end cabin interior components and first and business class passenger seats. Aircraft customisation also includes military transport and mission aircraft (e.g., C-130 life extension).

In the aerostructures field, EADS Sogerma is involved in the design and manufacture of fuselage panels and sections for Airbus aircraft and in composites activities for aeronautical and general industrial applications. Metal work is conducted in Rochefort, France, while composites activities are conducted in France and Canada.

Commercial Aircraft Conversion — EFW

Conversion of passenger aircraft into freighter aircraft ("**P to F**") is the most common modification undertaken on behalf of commercial aircraft owners. Conversion kits comprise original parts, known as Original Equipment Manufacturer or "OEM" parts, from the corresponding Airbus serial freighter versions, and result in a converted aircraft that is very similar to a freighter from the series production.

Market. The market for civil aircraft freighter conversion encompasses freight service airlines such as UPS or FedEx, airlines with small aircraft fleets and finance groups. Two considerations drive the decision of aircraft operators to convert existing passenger aircraft to freighters: first, conversion is the most efficient way to obtain a relatively modern freighter; second, it maintains residual values of the aircraft at relatively high levels by extending revenue-generating service life.

According to Airbus estimates, airfreight is expected to grow faster than passenger traffic in the next 20 years. Given the retirement of older aircraft, an estimated 3,100 dedicated cargo aircraft should meet this demand, of which roughly 75% would come from the conversion of passenger aircraft.

EADS' main competitor in the freighter conversion business is Boeing, which now offers P to F conversions for its complete range of aircraft except B777 and ex-MD aircraft. With BAE Services' discontinuation of its A300 B4 and A300-600 conversion programmes, EFW has a strong market position for Airbus P to F conversions.

Products. In the field of P to F conversions, EADS specialises in the conversion of Airbus A300 and A310 passenger aircraft to cargo usage. EADS is building on this specialisation by adding versions such as, in 2001, the A310-300, and in 2002, the A300-600, to position itself for future upcoming conversion programmes. In addition to Airbus freighter conversions, EFW is also the supplier of Airbus passenger cabin floor panels for all Airbus models.

1.1.8 Investments

Dassault Aviation

EADS holds a 46.3% stake in Dassault Aviation (listed on the Eurolist of Euronext Paris), with Groupe Industriel Marcel Dassault holding a 50.55% stake and a free float of 3.15%.

Dassault Aviation is a major player in the world market for military jet aircraft and business jets. Founded in 1945, Dassault Aviation has delivered more than 7,500 military and civil aircraft to purchasers in more than 75 countries. On the basis of its experience as designer and industrial architect of complex systems, Dassault Aviation designs, develops and produces a wide range of military aircraft and business jets. In order to avoid any potential conflict between the military products of Dassault Aviation and EADS (Rafale and Eurofighter) and to facilitate a "Chinese wall" approach, EADS' Dassault Aviation shareholding is managed by EADS Corporate, whereas the Eurofighter programme is managed by EADS' Defence & Security Division.

Military Jet Aircraft

Dassault Aviation offers wide expertise in the design and manufacture of the latest generation military combat aircraft.

Rafale. The Rafale is a twin-engine, omni-role combat aircraft developed for both Air Force and Navy applications. According to government budgetary documents, France is considering the acquisition of 294 Rafale, 234 for the Air Force and 60 for the Navy, for a total programme cost of €32.3 billion. 120 aircraft have already been ordered; of these, 82 are destined to the Air Force, and 38 to the Navy.

Mirage 2000. The Mirage 2000 family reached the end of its production phase in 2006. Today, approximately 600 Mirage 2000 aircraft are in service worldwide.

nEUROn. Dassault Aviation is the prime contractor for the development of the UCAV (Unmanned Combat Air Vehicle) demonstrator, nEUROn. The programme was open to European cooperation and five countries have decided to join in and share the skills of their aerospace industries: EADS CASA (Spain), SAAB (Sweden), HAI (Greece), RUAG (Switzerland) and Alenia Aeronautica (Italy).

The nEUROn demonstrator is scheduled to fly in 2011.

Business Jets

Dassault Aviation offers a wide range of products at the top end of the business jet sector. Over 1,700 Falcon business jets have been delivered since the first Falcon 20 delivery in 1965. In-service Falcons currently operate in over 65 countries worldwide, filling corporate, VIP and government transportation roles. The family of Falcon jets currently includes four tri-jets: the Falcon 50EX, 900C, 900EX and 7X; the twin-engine Falcon 2000 and the Falcon 2000EX EASy.

2006 was another record year for Falcon business jets, with a total of 158 firm orders received worldwide . This includes a $1.1 billion U.S. order from Net Jets Europe for 24 Falcon 7X tri-jets, the largest order ever for business jets in Europe. At the end of 2006, Dassault had a total backlog of more than 300 aircraft. Over 80 aircraft are expected to be delivered in 2007 compared to 61 in 2006. Delivery rates are expected to continue to increase in 2008.

Dasa-Dornier Luftfahrt

DADC, which is 75% held by EADS, holds a 93.6% stake in Dornier GmbH, which in turn holds a 1.58% stake in the capital of Fairchild Dornier Luftfahrt Beteiligungs GmbH, which is the sole shareholder of Dornier Luftfahrt GmbH. Through this minority interest, EADS is not involved in any business decision regarding Dornier Luftfahrt.

1.1.9 Insurance

EADS Insurance Risk Management ("**IRM**"), centralised at EADS headquarters, is responsible for all corporate insurance activities and related protection for the Group. It includes continuously and consistently identification, evaluation, prevention and protection of insurable risks. Insurance techniques are used to manage these risks professional and to protect the assets and liabilities of EADS against financial consequences due to unexpected events. Harmonised insurance policies and standards are in place for all insurable risks underwritten by the Group.

An integrated reporting and information system is in place to enable IRM, in close relationship with insurance managers named by the EADS Business Divisions and Business Units to respond to insurance related risks of the Group. EADS pursues an insurance risk management strategy that includes operating procedures as well as policies regarding procurement and sales agreements.

A systematic review and monitoring procedure is in place to asses the exposure and protections systems applicable to all EADS sites, (i) ensuring comprehensive and timely identification and evaluation of risks, (ii) initiating of appropriate mitigation and risk avoidance measurements (iii) and/or related adjustments of insurance coverage.

EADS' insurance programmes cover high risk (Core) and low risk (Non-Core) exposures.

Core Insurance Policies underwritten by IRM for the Group cover risks such as:

- Property Damage and Business Interruption;
- Aviation Third Party Liabilities including Product Liabilities;
- Manufacturer's Aviation Hull Insurance up to the replacement value of each aircraft;
- Space Third Party Liabilities including Product Liabilities;
- Commercial General Liabilities including non-aviation and non-space Product Liabilities and risks related to environmental accidents; and
- Directors & Officers Liability.

Claims related to Property Damage are covered up to a limit of €2 billion per loss and €2 billion as an annual aggregate. Aviation Liability Coverage is provided up to a limit of €2 billion per loss, with an annual aggregate cap of €2 billion for product liability claims. Certain sub limits are applicable for Core Insurance Policies as outlined above.

Non Core Insurance Policies cover risks such as:

- Personal Accidents;
- Company Automobiles;
- Personal and property exposures during business trips; and
- Life insurance.

Insurance amounts for Non Core Insurance Lines are covered up to respective sums and replacement values.

EADS follows a policy of obtaining external insurance coverage for all main and individual risks that can be insured at reasonable rates, on sufficient terms and limits provided by the international insurance markets. All insurance policies are required to satisfy EADS' mandatory standards of insurance protection.

However, to be more independent from volatilities of the insurance markets, EADS uses the capabilities of a corporate-owned reinsurance captive as a strategic tool with respect to the Property Damage, Business Interruption Programme and Aviation Insurance Programme. The captive is sufficiently capitalised and protected so as to ensure its ability to reimburse claims without limiting the scope of coverage of the original insurance policies and not additionally exposing financial assets of EADS.

The insurance industry is still undertaking efforts to reduce its overall exposure. These efforts include increasing premiums, raising deductible amounts and limiting the scope of coverage. Furthermore, the number of insurers underwriting industrial risks is still shrinking. No assurance can be given that EADS will be able to maintain its current levels of coverage on similar financial terms in the future.

1.1.10 Legal and Arbitration Proceedings

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

Following its unilateral withdrawal from the 1992 E.U.-U.S. Agreement on Trade in Large Civil Aircraft, the U.S. lodged a request on 16th October 2004 to initiate settlement proceedings before the World Trade Organisation ("**WTO**"). On the same day, the E.U. launched a parallel WTO case against the U.S. in relation to its subsidization of Boeing. Despite several negotiation attempts, the parties have not been able to reach a satisfactory agreement. On 31st May 2005, the U.S. and the E.U. each requested the establishment of a panel. At its meeting on 20th July 2005, the Dispute Settlement Body established the panels. Numerous procedural steps, including new filings by the E.U. and the U.S. in 2006 have delayed commencement of the litigation. However, on 15th November 2006, the U.S. filed its first written submission, to which the E.U. responded on 9th February 2007. The E.U. is scheduled to file its first written submission challenging Boeing subsidies in March 2007, to which the U.S. is scheduled to respond in May 2007. Exact timing of further steps in the WTO litigation process is subject to ruling of the Panels and to negotiations between the U.S. and the E.U. Unless a settlement, which is currently not under discussion, is reached between the parties, the WTO Panels will render decisions on the merits of the cases sometime in the future.

The French *Autorité des marchés financiers* (the "**AMF**") and the German Federal Financial Supervisory Authority (the "**BaFin**") have started in 2006 investigations for alleged breaches of market regulations and insider trading rules with respect to, in particular, the A380 delays in 2005 and 2006. However, the BaFin formally notified EADS on 3rd March 2007 that it had discontinued its investigations for suspected breaches of market regulations but the BaFin's insider investigations are still ongoing. Following criminal complaints filed by a shareholders' association and by an individual shareholder (also including a civil claim for damages), French investigating judges are also carrying out investigations on the same facts. In Germany, several individual shareholders have filed civil actions against the Company to recover their alleged losses in connection with the disclosure of A380 programme delays. On 3rd October 2006, the EADS Board of Directors also decided to conduct an independent assessment of individual discharge of duties in the situation that led to the A380 delays. This investigation will extend to scrutinizing potential responsibilities at the management level. The Company reserves all its rights in the circumstances. As of the date of this document, this assessment is still ongoing.

EADS is not aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which EADS is aware), during a period covering at least the previous twelve months which may have, or have had in the recent past significant effects on EADS and/or the Group's financial position or profitability, except as stated above.

EADS recognises provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see Note 21 d.) "Other provisions".

1.1.11 Incorporation by Reference

The English versions of the following documents shall be deemed to be incorporated in and form part of this Registration Document:

- "Part 2/1.1 Presentation of the Group" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 19th April 2005 and filed in English with the Chamber of Commerce of Amsterdam; and
- "Part 2/1.1 Presentation of the EADS Group" of the Registration Document filed in English with, and approved by, the AFM on 26th April 2006.

Copies of the above-mentioned *Document de Référence* and Registration Document are available free of charge upon request in English, French, Spanish and German languages at the registered office of the Company and on www.eads.com. Copies of the financial statements referred to above are also available in English on www.eads.com and for inspection at the Chamber of Commerce of Amsterdam.

1.2 Recent Developments

DaimlerChrysler sells part of its stake in EADS to investor consortium[2]

On 9th February 2007, DaimlerChrysler reached an agreement with a consortium of private and public-sector investors pursuant to which it will effectively reduce its shareholding in EADS from 22.5% to 15%, while maintaining the balance of voting rights between German and French controlling shareholders.

DaimlerChrysler has placed its entire 22.5% equity interest in EADS into a new company, in which the consortium of investors will acquire a one-third interest through a special-purpose entity. This effectively represents a 7.5% stake in EADS. The transaction will be executed in the first quarter of 2007. As compensation for the indirect ownership of EADS shares, the investors will receive from DaimlerChrysler a preference dividend on the 7.5% indirect investment of 175% of the normal EADS dividend.

DaimlerChrysler has the option of dissolving the new structure on 1st July 2010 at the earliest. If the structure is dissolved, DaimlerChrysler has the right either to provide the investors with EADS shares or to pay cash compensation. If EADS shares are provided, the German State, the French State and Lagardère through SOGEADE, will be entitled to pre-empt such EADS shares to retain the balance between the German and the French side.

DaimlerChrysler will continue to control the voting rights of the entire 22.5% package of EADS shares.

This transaction constitutes a specific exception to the agreements described in section 3.3.2 Relationships with Principal Shareholders.

Airbus strengthens its competitiveness through Power8

In order to address the challenges posed by US dollar weakness, increased competitive pressure and the financial burden related to the A380 delays, and to meet its other future investment needs, Airbus has announced the implementation of the Power8 programme. Power8 provides for strong cost-cutting

(2) EADS confirms that this information has been accurately reproduced and that as far as EADS is aware and is able to ascertain from the information published by DaimlerChrysler, no facts have been omitted which would render the reproduced information inaccurate or misleading.

measures and aims at transformation of the Airbus business model and the development of a global network of partners. It is intended to allow Airbus to devote its resources to core activities and eliminate inefficiencies within its current structure. The programme aims at the full industrial integration of Airbus by establishing a new industrial organisation with transnational centres of excellence replacing the existing national structures. This transformation will occur progressively over several years and includes the further expansion of Airbus' global footprint.

As part of Power8, Airbus management will implement cost reduction and cash generating efforts with the goal of achieving EBIT* contributions of €2.1 billion from 2010 onwards and an additional €5 billion of cumulative cash flow from 2007 to 2010. A large part of the cost savings is expected to be realised through the reduction of Airbus' headcount (including temporary and on-site subcontractors) by 10,000 employees. The planned measures to reduce overhead costs, and specifically headcount, will require a provision of €680 million to be recorded in the first quarter of 2007.

In addition to headcount reduction, Airbus will also attempt to focus more on its core business activities in the future. These activities include overall aircraft and cabin architecture, systems integration, as well as the design, assembly, installation, equipping, customization and testing of major and complex components or manufacturing of new technology parts. Accordingly, Airbus is considering industrial partnerships at its plants in Filton, Meaulte and Nordenham, in order to facilitate their transition from metallic to composite design and manufacturing technology. With respect to its sites in Laupheim, St. Nazaire-Ville and Varel, Airbus will consider several options, including their sale to key suppliers, management buy-outs or combinations with nearby sites.

A number of measures are also being implemented to further increase the efficiency of the final assembly lines (FALs) pursuant to Power8. The A350XWB will be assembled and receive its interior furnishing in Toulouse, in the same facilities as the current A330/A340, enabling a capacity enhancement of this FAL. A third A320 Family FAL will be set up in Hamburg immediately to cope with the steep production ramp-up currently under way. This FAL will be established in already existing facilities and will have full type flexibility when demand for A320s exceeds rate 14 per month. The A320 will continue to be assembled in Toulouse up to rate 14. Hamburg will also perform final assembly of the future New Single Aisle family. Furthermore, in order to allow parts to be fitted in the most logical place to optimize the overall cycle time, some upstream preparatory A320 and A380 cabin installation work will be transferred from Hamburg to Toulouse. Cabin installation will remain in Hamburg. A380 deliveries will still be made from both Hamburg and Toulouse.

Finally, Airbus will introduce a fully integrated and transnational organisation to support the implementation of Power8 and the establishment of the new business model. The new industrial organisation will seek to streamline processes through the establishment of four truly transnational "centres of excellence" led by the Head of Operations: Fuselage & Cabin, Wing & Pylon, Rear, and Aerostructure, the latter being in charge of fuselage subassembly and interior furnishing activities. This will replace the current organisation of eight nationally structured centres of excellence. Further organisational changes include completing the integration of support functions such as Finance and HR as well as reinforcing the authority of core functions such as Engineering, Procurement and Programmes.

Finnair, First Airline To Sign Firm Contract For the A350XWB

On 8th March 2007, Finnair signed a firm contract for eleven A350XWBs, as well as seven additional long-range aircraft (a mix of A340-300s and A330s). It is the first airline to convert its order for nine of the initial A350 aircraft, placed in December 2005, into the new A350XWB, and to simultaneously increase the number of aircraft ordered.

Eurocopter wins 112 orders at Heli-Expo 2007

Eurocopter won a record 112 orders at Heli-Expo 2007, including 88 firm orders and 24 options Heli-Expo 2007 is an exhibition dedicated to helicopters which took place in Orlando from 1 - 3 March 2007. The majority of the new orders came from North American clients.

A380F development frozen

On 2nd March 2007, UPS announced its intent to cancel its order for 10 A380 freighters. In connection with this announcement, Airbus decided to reschedule development of the freighter version of the A380 and redeploy existing resources towards production of the passenger version of the aircraft.

UAE selects EADS for its Air Tanker programme

On 21st February 2007, the UAE (United Arabic Emirates) Armed Forces signed a Memorandum of Understanding with EADS for the procurement of the A330 MRTT as the new air-to-air refuelling aircraft for its UAE Air Force & Air Defense. The expected order will be for three A330 MRTT aircraft which are scheduled to be delivered from 2011 onwards.

Arianespace and Astrium Space Transportation have decided to increase the Ariane 5 production rate

On 15th February 2007, Arianespace and Astrium Space Transportation signed an agreement to undertake the investments needed to supply seven Ariane 5 ECA launchers per year beginning in February 2008 By increasing the production rate, Arianespace will attempt to keep pace with growing demand in the launch services market, in which Arianespace plays a leading role with a market share of more than 50%.

EADS sells stake in Embraer

On 14th February 2007, EADS sold its 2.12 percent stake in Embraer. Before taxes and bank fees, EADS received total proceeds of €124 million. Following changes in the shareholder structure of Embraer, EADS' stake had become a purely financial investment. The sale of its stake in Embraer will not prevent EADS from further exploring areas of industrial cooperation with Embraer in the future.

EADS and Russian UAC further develop cooperation

On 22nd March 2007, EADS and Russia's United Aircraft Corporation (UAC) announced that they had signed four agreements which further specify cooperation programmes under discussion between the partners. The agreements are based on the findings of a top-level working group which has been set up end of last year.

The first agreement covers the partnership in the Airbus A350XWB programme. Airbus is offering a five percent airframe participation to the Russian industry. The discussions about which components of the aircraft will be designed and built in Russia are still ongoing.

The second agreement provides for the establishment of a joint venture located in Dresden, which will have the task of setting up freighter conversion centres for the Airbus A320 Family at Lukhovitsy near Moscow in Russia and the German site.

The third agreement foresees a joint study of the transport aircraft market and possible cooperation between EADS and the Russian industry in this field.

The fourth agreement defines a shareholder change in the Engineering Centre Airbus Russia (ECAR): UAC will purchase the Kaskol Group shareholding.

2 CORPORATE SOCIAL RESPONSIBILITY

EADS was built around shared values of integrity and social and ethical responsibility. Although 2006 has not been an easy year for EADS, events within the Company having caused stakeholders to ask critical questions about the management and the organisational structure, the Group's strengths and achievements are not to be underestimated. EADS is determined to fulfilling its commitment to a sustainable and balanced relationship with stakeholders. Ensuring customer satisfaction, as well as ensuring development of employee and supplier relationships remains a foundation of EADS' success, operations and culture. The entire Group remains committed to the principles and values that are laid down in its Code of Ethics as well as to the Corporate Social Responsibility ("**CSR**") policies which were formalised in 2004.

The EADS approach to CSR takes into account the Group specificities:

- It provides a framework setting out guidelines for the BUs that are responsible for the day to day business and that ensures dialogue with their direct stakeholders.
- It addresses the EADS CSR key challenges such as export control compliance: As a defence company, EADS Group specifically acknowledges its responsibility in selling defence products and providing services to nations that contribute to their security during peace time. EADS delivers products and integrated solutions pursuant to customer specification. These products have to comply with the applicable laws put in place by the responsible government (arms export laws, embargo rules, Ottawa agreement, and anticorruption policy).
- It incorporates the specific nature of the Group products, such as the average lifecycle of over 30 years which requires a continuous long-term approach.

The present chapter aims at demonstrating that the EADS CSR policies are increasingly incorporated into the daily business, by describing best practices identified throughout the Group and reporting performance indicators. A number of quantitative and qualitative Key Performance Indicators ("**KPI**"), based upon the Global Reporting Initiative, the Global Compact principles and the French Nouvelles Régulations Économiques and tailored to EADS' business were indeed defined starting with the 2004 report and reflect some of EADS CSR achievements.

EADS Code of Ethics

At the time of the creation of EADS, the Code of Ethics was established and communicated to the employees of the Group. This Code of Ethics aimed at emphasizing values that were key success factors for achieving an efficient integration of different companies into one group. In 2005, more than four years after the creation of EADS, in light of its establishment as a market leader in many of its businesses, and considering the evolving legal environment relating to business ethics, EADS updated the Code of Ethics in order to reflect practices recommended by various codes and laws and to align with best practice.

The enhanced EADS Code of Ethics sets out in one single comprehensive document the EADS Group business guidelines related to the ethical standards that the Group adheres to.

The Code of Ethics serves as a core EADS business guideline in an architecture of documents in which the code also refers to pre-existing, detailed policies as laid out in the EADS Corporate Handbook as well as Division or BU specific policies and processes. It is based on EADS' underlying values and fully in line with international recognised standards as laid out in charters, declarations or guidelines, such as the Universal Declaration of Human Rights, International Labour Organisation's Declaration and OECD Convention. EADS, as a signatory of the United Nations Global Compact, is committed to promoting, within its sphere of influence, the application of fundamental values regarding Human Rights, Labour, Environment and Anticorruption. EADS is willing to report on the Group's success in implementing its sustainable development strategy.

Since April 2006, it is available in the four EADS languages on the Group intranet and can be downloaded from the EADS web site www.eads.com.

The Code of Ethics covers the full scope of EADS' CSR policies, addressing in its five chapters the principal lines of ethical behaviour:

- "Creating a positive working climate" describes EADS' principles in terms of, e.g. dialogue and representation, equal opportunities policy, and management of HR development;
- "Doing business ethically" discusses issues such as conflicts of interest, export control and contracting with governments, as well as the hiring of government officials;
- "Fostering sustainable growth" deals with proper use of information and intellectual property rights, as well as relationships with suppliers;
- "Respecting the environment" covers developing environmentally sound processes and products;
- "Living in our communities" describes the ways in which EADS contributes to the life and development of communities where it operates.

The Code of Ethics, therefore, gives guidance to all employees about appropriate conduct in their professional environment.

EADS is committed to implementing the principles described in this Code, in particular through entrusting an EADS Ethics Committee with compliance responsibility in ethics matters.

The Code of Ethics describes the missions of the Ethics Committee set up by the EADS Board of Directors. In particular, the Ethics Committee will offer guidance to the EADS Chairmen, the Board of Directors and its Committees, the CEOs, COOs and Executive Committee, as well as management at large regarding all ethical questions. The Committee will submit at least annually a report to the EADS Board of Directors with respect to each year's activities. It will also implement appropriate coordination with the compliance functions of EADS and its Divisions.

In 2006, EADS initiated a review of its compliance activities and processes; its findings were that EADS had a reasonably solid base of compliance practices, compliance processes existing for each of the CSR domains relevant for the business. Within the aerospace and defence industry, the overall level of compliance in the CSR domains is globally rated average or above average by rating agencies. The level of achievement by EADS of these agencies' expectations varies among the covered topics, depending upon the compliance levels that the Group has already completed e.g. the international compliance programme (see infra 2.1.1) is well perceived by EADS' stakeholders for it provides clear compliance rules, a structured compliance organisation and the implementation of compliance processes is substantiated by KPIs. Notwithstanding, the Group is considering to further develop its compliance approach and thus, is studying the possible implementation of a comprehensive group-wide compliance organisation to address overall compliance in a structured way. This organisation would also aim at further developing the awareness of the principles laid down in the Code of Ethics as well as at ensuring that individual behaviours are in line with the Group's commitments and policies. The contemplated organisation shall incorporate an ethics alert system.

EADS CSR policies

EADS policies have been designed to support and implement EADS' long-term vision and strategy in terms of CSR and are supported by an internal control system in areas such as compliance with OECD rules, export restrictions, IP protection, research and development etc. (See "Part 1/2.1.5 Internal Control and Risk Management Systems"). They give guidance for day-to-day business and are in accordance with EADS' underlying values.

CSR POLICIES ON DOMAINS IDENTIFIED AS MOST RELEVANT FOR EADS

CSR Domains	Specific Policy Items
Business Ethics	Proper business practices Export Control Compliance Compliance with the laws regarding all EADS' activities Corporate Governance standards
Sustainable Growth	Product quality and customer satisfaction Sustaining and protecting innovation Fostering a mutually beneficial relationship with EADS' suppliers
Environmental Care	Minimizing environmental impacts of EADS' activities Taking into account environmental impacts of EADS' products throughout their lifecycle
Employer-Employee Relationship	Providing a safe workplace for EADS' employees and subcontractors Caring for EADS employees and know-how Ensuring equal opportunity for all EADS employees Ensuring efficient management of skills and know-how Promoting a proactive dialogue with EADS' employees
Corporate Citizenship	Maintaining an open dialogue with EADS' stakeholders Encompassing community interests in EADS' global strategy

The policies and related practices are set out in more detail below.

2.1 Business Ethics

2.1.1 Proper Business Practices

Doing international business requires being especially vigilant so as to ensure that all companies belonging to the EADS Group always comply with all applicable laws and regulations relating to international sales, as well as with very high business ethics and integrity standards. EADS aims at setting standards to govern its business ethics and integrity policies which often go beyond applicable laws and regulations.

To achieve this aim, EADS International has been implementing a comprehensive set of rules and processes since 2000 aiming at ensuring compliance with such laws, regulations and business ethics and integrity standards.

2.1.1.1 Policy

- *"EADS is active in sectors which are strictly ruled by national and international regulations. EADS is committed to absolute compliance with applicable regulations wherever its entities operate.*
- *Fighting against corruption and economic crime in foreign trade has become a major challenge for all international companies. In order to meet this challenge, EADS is fully committed to complying with applicable national and international legislation, including the OECD Convention of November 1997, as incorporated into the legislation of 35 countries. EADS' International Compliance Programme (also known as the "Foreign Trade Rules") is a corporate policy, applicable to all international operations of EADS and its affiliated companies, intended to detect and prevent bribery and unfair dealing.*
- *EADS is often involved in proposals, bid preparations or contract negotiations with governmental authorities because of the nature of its products and services. The Group's policy is to compete fairly and legally for all business opportunities as well as to conduct negotiations and perform contracts when awarded in compliance with all applicable requirements, specifications and contractual obligations."*

2.1.1.2 Organisation

The Foreign Trade Rules

EADS has implemented a detailed corporate policy, the *Foreign Trade Rules,* which applies to all international operations of the Group entities, and which is intended to detect and prevent bribery and unfair dealing in international sales. This policy has been published in EADS' Corporate Handbook, which is available to all employees through the company intranet.

The policy entails effective control of international operations, through the conduct of appropriate due diligence of business partners, regular audit and reporting mechanisms and enhanced training sessions within all BUs. It also sets out appropriate guidelines regarding the acceptance of gifts and hospitality.

The main pillars of the Foreign Trade Rules are the following:

- Transparency in the selection of all business partners. All business partners engaged by an EADS company have undergone a strict engagement procedure, based on (i) a due diligence aimed at confirming that the prospective business partner is reputable and qualified to work for EADS, (ii) internationally recognized standards (location, credentials, ethical track record, etc.) and (iii) a commitment to abide by the Group policies prohibiting corruption and payment of bribes;
- "Appropriate remuneration for legitimate services". EADS is very keen to ensure that all payments due and payable to any business partner are justified by legitimate services rendered and do not exceed sound market practices; and
- Monitoring of the contractual relationships with such business partners (and the related payments) until satisfaction of all contractual duties.

Those policies and procedures normally apply to all operations directly or indirectly relating to foreign trade.

The Group's business partners must respect these policies and procedures, and any failure to do so may lead to early termination of the contract in place.

Furthermore, EADS conducts regular audits of implementation of all related agreements entered into by BUs to verify that Group policies and procedures are properly implemented and the BUs are instructed to report on a yearly basis on the implementation of such policies and procedures. This is especially the case concerning the payments made to the business partners, which must at all times be fully justifiable.

Since October 2002, EADS has set up a network of 42 International Compliance Officers ("**ICOs**") representing each BU. ICOs are responsible for ensuring the correct application of the policies and procedures within the Group. They are also in charge of nominating appropriate "ICO correspondents" in foreign subsidiaries with a view to properly cascading the compliance duties in all operating countries.

Partnerships and initiatives

EADS has also developed regular contacts with international bodies such as the OECD, the International Chamber of Commerce ("**ICC**") and the European Union ("**GRECO**") and peer companies with a view to setting and promoting integrity standards in the aerospace and defence sector. In this respect, EADS is pursuing a business dialogue with the European Aerospace & Defence Industries Association of Europe ("**ASD**") and its members (such as CIDEF and GIFAS in France, BDLI in Germany, AFARMADE in Spain or SBAC in the U.K.), and also with major European aerospace and defence companies, in order to launch a platform of principles aiming at setting high standards, exchanging best practices, promoting training and compliance programmes, and more generally generating common European industry positions on ethics and anti-corruption issues.

This platform would be open to all international aerospace and defence companies and associations, especially those belonging to OECD countries (e.g., U.S.), but also non-OECD countries at a later stage. As a matter of fact, EADS views such an international initiative as a perfect opportunity to enhance the level playing field which the OECD convention, and thereafter the UN Convention signed in Merida in December 2003, have started to establish.

EADS is also maintaining a relationship with the ICC anti-corruption Commission and the French Corruption Monitoring Council *(Service central de prévention de la corruption)*, which signed a convention with EADS in 2003.

According to a survey conducted by Novethic and the SCPC (Service Central de Prévention de la Corruption) in 2006, only seven companies amongst those belonging to the French CAC 40 are reported being transparent and meeting international standards. EADS is one of these companies.

2.1.1.3 Performance and Best Practices

In December 2005, EADS amended the **Foreign Trade Rules,** as a result in particular of advice received from reputable international experts in business ethics and anticorruption laws and practices. The main objective of these amendments was to adapt the Foreign Trade Rules to the evolution of the Group, and to disseminate the identified best practices across the Group as a whole.

EADS conducts regular **assessments and audits** to detect and spread Group best practices in international business ethics.

In addition, the Group has developed a comprehensive **training policy** so as to disseminate an awareness culture within all BUs. All employees dealing with international business attend such training sessions. In order to communicate and explain the Group's corporate values and policies to all concerned, around 76 training sessions took place in 2006 across EADS, sometimes with the attendance of third parties (prosecutors, representatives of international bodies, lawyers, etc.). This represents again a very significant increase compared to 2005, which tends to demonstrate that the dissemination of a compliance culture is a key element of EADS' management system.

The Group issued a leaflet *"EADS International Business Ethics Policy For Consultant Agreements: Transparency & Substantiation"* in January 2004, which is given to all prospective international marketing consultants. This leaflet summarises Group policies and procedures regarding selection of international business partners. Such international business partners are also invited to attend specific training sessions when deemed appropriate.

The Group's ICOs meet periodically to share concerns and best practices. An annual ICO Conference has been organised since 2003 involving more than 100 people involved in foreign trade business and operations. The last "International Compliance Officers Workshop" held on June 2006 in Paris was focused on:

- The update of the EADS Rules, published in December 2005, which enlarge the scope of implementation to any international operation directly or indirectly connected to any commercial campaign;
- The achievements made regarding the implementation of the Rules Relating to Foreign Trade within the BUs, including the EADS Guideline "Gifts & Hospitality".

Information on criminal law and its consequences for companies and employees.

EADS also releases Group-wide internal bulletins on a regular basis, the so-called **ICO information letters**. These focus on the evolution of the regulatory environment for foreign trade and highlight information reported by international media regarding the fight against corruption and economic crime worldwide. These bulletins are intended to complete and update the information given to EADS employees during the training sessions.

In relation with its international businesses, EADS uses third parties, such as consultants and international business partners in order to provide appropriate assistance and expertise to BUs on current or potential business for EADS and/or promote EADS products or services in various countries. The contractual arrangements for such services are governed by internal rules and policies that describe the entire contractual process, from the selection of the partner to the implementation and execution of the agreed service. In order to ensure that the rules are understood and strictly applied, consultant and service providers agreements are audited. The purpose of these audits is to check the substantiation of the contractual duties delivered by the third party in exchange of its remuneration. The table below presents information concerning the percentage of consultant files audited in each of the past three years. None of the audits have revealed any material deficiencies.

	2006	2005	2004
Consultant & some other business partners files audited*	91.9%	92.3%	89.50%
Number of ICO information letters issued	3	3	3
Number of training sessions held by ICOs	76	52	20

Scope: EADS.
(*) Total audited files/Total active files of consultants and other international business partners (2005 and 2004 figures have been re-calculated accordingly).
Improvement of the Rules' implementation process within existing, and new EADS controlled entities, has increased the number of Consultant and other Business Partners files received by EADS IO.

2.1.2 Export Control Compliance

2.1.2.1 Policy

- *"EADS is committed to complying with all import and export control regulations that govern the exports and imports of commodities, technical data and technical support.*
- *EADS always obtains export licenses and other government approvals prior to exporting products and technology controlled by governments or the EU."*

According to the particular nature of the industries that it is active in, EADS has put a special focus on the overall compliance with export control regulations and laws. Especially in the area of defence and dual use goods, the governments are important customers, EADS has established a cascading system of export control procedures and policies, also taking into account that export policy is an important element of foreign policy of the governments of EADS home countries.

2.1.2.2 Organisation

In the Western world, export legislation has a high degree of commonality and export control rules are harmonised by various international export control regimes by the governments. Therefore, the ultimate decision for exports is always in the hand of relevant governments and EADS does not export any product without a respective export licence.

Within EADS, there are **national export control organisations** in each country, assuring compliance with the respective national laws and regulations. They give approval or advice for all export activities (prospecting, negotiation, offers, proposals, licensing, shipment...) at the earliest possible point in time. These organisations are also responsible for adequate education and training of all export control officers in the Divisions and communication of actual laws and regulations. They also ensure harmonised licensing procedures according to the respective national regulations. Meetings between the national export control organisations are held on a regular basis.

In addition, in each of the **Divisions** there is a **cross country export control organisation** in place handling both the business specific issues and the day to day business and controlling compliance with licenses at the final stage of the delivery of the goods, technologies or services.

In each of its home countries, EADS is known as a reliable exporter. It works closely together with the government in the ultimate goal of preventing proliferation of sensitive goods and technologies to non reliable countries or persons. For any delivery, EADS checks the reliability of the end use and the end users according to various criteria.

In recognition of EADS seriousness and reliability, the Group is a privileged partner to the governments of its home countries and e.g. holds Global Project Licences and simplified approval and exporting procedures.

Although the responsibility and liability for exports is in the hand of its business units, the CEOs reserve personally the ultimate decision for any **export in sensitive countries** by a special directive and special procedures. This procedure is based on a case by case review in which EADS International provides EADS' top management with legal elements and geo-politics inputs for the final decision.

If a planned export may be of concern for one of EADS home countries, the situation is checked in the political environment in close connection with the governmental authorities.

2.1.2.3 Performance and Best Practices

Export Control Committee

The national Heads of Export Control form the Export Control Committee and hold quarterly meetings for the exchange of information, establishing specific cross country recommendations tailored to the operative business (space, defence, aeronautics).

The Export Control Committee has prepared an EADS Compliance Directive in export matters and maintains the information about sensitive countries up to date. The national Heads of Export Control are also responsible to issue national export control compliance manuals on the basis of EADS common principles and rules.

Training and Education

The export control professionals hold training and education sessions for employees and managers of all operative organisations involved in export control (e.g. procurement, sales, and project management). Export control education is also part of EADS management development programmes.

Procurement Directive

Due to the extraterritorial application of export and re-export regulations in some countries (e.g. U.S.), EADS is forced and committed to complying with these laws and regulations. In order to ensure compliance and to manage economic risks, EADS has issued a procurement directive. This directive asks for export classification of foreign products already in the phase of procurement in order to be able to be compliant during the whole supply chain and to minimize economic risks of compliance cost for further phases.

Audits

The EADS export compliance system is regularly audited and approved by governmental authorities. Also external ex post controls of compliance with laws and regulations are performed.

In 2005, a comprehensive internal audit took place for the export control systems in each country and in each Division. There were no major findings neither by external audits nor by the internal audits concerning legal compliance. However, the internal corporate audit team requested and recommended improvements concerning commercial and business risks.

During 2006, all of the requested actions and the majority of the recommended actions were implemented.

2.1.3 Compliance with Law Regarding all EADS' Activities

Compliance and verification of compliance with all the laws and regulations of the countries where the Group does business is a must at EADS. Rapid changes in the industry and the overall global environment constantly present new legal or regulatory requirements which call for robust internal controls in the field of legal compliance. It has also resulted in the adoption in 2000 of EADS Insider Trading Rules.

2.1.3.1 Policy

- *"EADS is committed to complying with antitrust and competition as well as humanitarian law, when applicable, in all of its activities and throughout the Group.*
- *EADS screens new customers and suppliers to ensure that they do not do banned business."*

The overall compliance with the law programme: Amongst the various areas of the law which require constant monitoring, it is worth mentioning a few examples that are of particular importance to EADS although the list is only indicative. Examples of this permanent monitoring process are: compliance with the laws and regulations governing competition, protection of the environment, public sector procurement and accounting and financial reporting.

Compliance with Corporate Governance standards is another area of focus. Governance practices are developed and monitored to fulfil the Board's responsibility towards customers, shareholders and employees, to oversee the work of the management in the conduct of the Company's business, and to serve the long-term interest of stakeholders.

Insider Trading Rules: The Dutch AFM, as well as other stock exchange authorities (the French AMF, the German BaFin, and the Spanish CNMV), which regulate the markets on which EADS securities are listed, impose certain rules upon EADS and require it to enforce these rules internally. Hence, EADS adopted in 2000, its Insider Trading Rules. EADS Insider Trading Rules belong to the best practise processes and apply to all EADS employees and even for some time after people retire or left the company. The guiding principle is that employees should freely perform any EADS securities transactions provided that they act in accordance with the EADS group's policies which are set out in the EADS Insider Trading Rules. According to the rules, more than 2,500 managers are strictly subject to no-trading periods over the year. People in higher and top management functions have only very limited trading windows after each of the quarterly results publication. On top of this, those concerned also have to inform the ITR Compliance Officer in order to proceed with the transactions. All No-Trading Periods are widely communicated amongst the respective communities and people are personally informed by mail when they are subject to such trading restrictions.

2.1.3.2 Organisation

From an organisational standpoint, EADS **Legal Affairs**, in coordination with the Divisions' and BUs' legal departments, is responsible for designing, implementing and overseeing the policies and processes aimed at ensuring that EADS' activities abide by all applicable laws and regulations. Teamwork amongst all the legal players is aimed at ensuring consistent and comprehensive legal processes in compliance with national requirements. Corporate Legal Affairs is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

Extended networks of professionals (e.g. intellectual property...) located close to operational players drive legal compliance activities. These professionals are capable of handling the requirements of the many jurisdictions that are relevant to EADS, not only in its "home countries" but abroad as well.

The COO Finance is the **Insider Trading Rules Compliance Officer**.

The **Corporate Secretary** with the support of Legal Affairs departments also plays an essential role in the setting up and administration of EADS Corporate Governance procedures as well as legal documentation underlying delegation of powers and responsibilities.

Finally, all those activities are audited by the **Corporate Audit department** which consists of a team of dedicated professionals who are familiar with the requirements and challenges of the Company's international business.

2.1.3.3 Performance and Best Practices

Whatever the legal environment they are subject to, BUs are extremely vigilant in monitoring legal risks. They constantly ensure that regulations are applied and track any infringement risks so as to prevent them. This is based on basic processes:

- **Training and awareness**: a preventive approach is based on the combination of Company policies and cultural values supported by solid infrastructure for legal compliance, training initiatives and general employee awareness actions as well.
- **Identifying and mitigating legal risks**: Whatever the source of the legal compliance risk may be, EADS takes responsibility for finding the facts and analyzing the applicable laws; measures are then taken to deal with the situation in a proactive manner.

Sharing of information, especially within the CSR network and the community of legal professionals is designed to help the Company learn from mistakes, if any, thus using its experience to continue raising the bar in its processes.

The **EADS Insider Trading Rules** are regularly updated in order to take into consideration recent changes in European regulations as well as to ensure EADS adherence to best-in-class corporate governance standards. The EADS Insider Trading Rules are provided to the relevant Market Authorities for verification and confirmation.

	2006	2005	2004
Court decisions regarding cases pertaining to antitrust and monopoly regulations	None	None	None
Descriptions of policy, procedures/ management systems, and compliance mechanisms for preventing anticompetitive behaviour	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.

Scope: EADS.

2.1.4 Corporate Governance Standards

Compliance with Corporate Governance standards is an area of specific focus at EADS.

In addition to being a Dutch registered company, EADS is listed in multiple countries. This implies the necessity for EADS to comply with different regulations.

As a consequence, the Group is permanently monitoring the laws and regulations, as well as the current market practices in the countries it is based in, in order to ensure its conformity with the evolution of Corporate Governance in general. Governance practices are developed and monitored to fulfil the Board responsibility towards shareholders, to oversee the work of management in the conduct of the Company's business and to seek to serve the long-term interest of shareholders.

EADS, in its continuous efforts to adhere to the highest standards, applies the provisions of the Dutch Corporate Governance Code ("**Dutch Code**"), which includes a number of non-mandatory recommendations and, if the case arises, the reason for non-application of such provisions are explained, in accordance with the Dutch Code's "Apply or Explain" principle. The few non-compliance matters with regards to recommendations of the Dutch Code mostly result from EADS being aligned with general market practices in the countries it is listed in and its particular governance structure, as laid down in its Articles of Association.

In 2006, the EADS Board of Directors continued to uphold the driving principle of conformity with applicable law and the Corporate Governance principles in the countries relevant for the Company, while also enhancing its focus on Corporate Governance best practices.

2.1.4.1 Policy

- *"EADS is determined to set the standard of excellence in the field of Corporate Governance. EADS is committed to meet and even exceed social, legal and statutory requirements to ensure transparent management and recording.*
- *EADS commits to providing the most accurate and reliable information and records in all decision-making processes and business relations, both inside and outside EADS. To achieve the highest standard of reliability, EADS continuously improves its Internal Control and Risk Management procedures."*

2.1.4.2 Organisation

See "Part 1/Chapter 2 Corporate Governance".

2.2 Sustainable Growth

EADS supplies some of today's most advanced technology in the field of aerospace and defence. EADS strives to meet the customers' requirements for competitive, cost effective and innovative technology. The Group's development relies on its ability to deliver products and services that meet customers' requirements. Sustaining this development requires focus on the product quality, continuous innovation and the best supplier management.

2.2.1 Product Quality and Customer Satisfaction

As an industry leader in aerospace and defence, EADS is constantly striving to build upon its solid reputation for excellence in its products, processes and people. With a focus on continual improvement and on building customer confidence by improving On-Time and On-Quality Delivery (**"OTOQD"**), EADS demands that every area of its operational business challenges and improves its levels of Quality and Operational Excellence, internally and throughout the supply chain.

2.2.1.1 Policy

- *"EADS is fully committed to achieving the highest levels of customer satisfaction, driving continuous improvements in the quality of its products, processes and people and deploying the most demanding Quality Management Systems.*
- *EADS actively seeks key customer feedback through a structured Group-wide process of Customer Reviews."*

2.2.1.2 Organisation

The Chief Quality Officer ("**CQO**") is in charge of stimulating, coaching and supporting the BUs to implement continual improvements in operational level OTOQD performance and to maintain and improve customer confidence in EADS.

In particular, he chairs an EADS Quality Council with senior level representatives from each BU to agree actions and priorities and to drive OTOQD deployment in all BUs.

CQO animates, supports and drives a network of BU operational level experts to ensure that the EADS Improvement Programme (**"EIP"**) is tuned directly to the needs, priorities and maturity of each BU.

He also represents EADS in relevant Quality, Standards and Regulatory bodies at both National and International level commensurate with the status of EADS as a global aerospace and defence company.

2.2.1.3 Performance and Best Practices

A major initiative was launched to deliver enhanced Customer confidence and satisfaction through driving operational improvements in those industrial processes which contribute to achieving OTOQD of products and services to end customers. In 2006, the EADS Improvement Programme was deployed throughout all EADS BUs.

This EIP programme acts on four key areas for improvement:

Customer Confidence

A common methodology was defined in early 2005, with a view to deploying it consistently throughout the Group. This Customer review process (**"CRp"**) methodology is based on a structured series of interviews targeting the key decision makers at EADS' strategic customers. These interviews are performed by the BUs' top management.

The goal is to measure the level of customer confidence, which is more important than satisfaction in determining its loyalty. EADS aims to assess and to continuously improve the relationships between the Group and each of its customers. Improvement plans result from these interviews, and the interviewer is responsible for reporting the progress of these plans to the interviewee.

In 2006, a total of thirteen CRps had been launched from the beginning of the programme. Three had totally completed the last "action plan" phase and are planning to start a second round in 2007. Six have their reporting and analysis phase completed and have entered into the "action plan" phase.

More complex CRps take place for Defence customers. They are conducted at national level rather than at BU level, governments' procurement activities being by nature cross BUs. A Defence CRp was launched in each of the four EADS home nations.

Programme & Risk Management

In order to tackle and improve OTOQ delivery, EADS launched a group wide project in 2006 to improve Programme & Risk Management ("**P&RM**") performance.

A common P&RM framework is being developed by a cross-functional & cross-Divisional team to standardise and modernise the key processes and tools for managing complex projects and programmes, to provide a common EADS P&RM language and terminology, to provide streamlined KPIs, reports and programme reviews, and to upgrade the approach to identification, training & development of programme managers in EADS.

Some of the key processes being addressed are:

- Risk & Opportunity Management to facilitate proactive identification, tracking and mitigation of risks, and extending this to identifying and capitalising on opportunities to improve programme performance.
- Independent phase reviews to carefully check the maturity of a programme at each of a series of defined phases before passing to the next phase.
- Integrated real-time multi-programme planning & execution to plan and optimise efficiency of the resources (people, parts, materials, etc.) across all programmes.
- Technical and Technology Readiness Level Assessments to take an independent expert 'deep-dive' look at selected programmes to assess the health of the programme and fidelity of the planning based on the technical maturity of the product or technology.
- Simplification of the audits, assessments and reviews that programmes are subjected to, looking at re-use of data to avoid asking the same questions over and over again for different reviews.
- Career development and succession planning strategies for programme management to deliver people with the right mix of multi-discipline, multi-functional and trans-national experience, training and skills.
- Forums for sharing and spreading Lessons Learned and Best Practices and fostering continuous improvement of P&RM practice & processes.

Lean Operation

Lean Operation in EADS is driving continual improvement in:

- The elimination of non value-adding activity
- Forging closer links throughout the supply chain
- Ensuring processes are robust in all operational workflows

All Divisions in EADS have been actively working in Lean based performance improvements in the manufacturing areas for several years. EADS is now focused on leveraging these individual improvement actions to accelerate deployment across the Group by actively spreading best practices and on extending the scope to develop Lean Supply Chain improvements.

In order to effectively drive this, EADS has created a Lean Operations council comprising senior executives from each Division having both the expertise and authority to drive lean based improvements within their respective Division.

DRIVER and EADS Black Belt

EADS now equips managers with an "Improvement Methodology and Toolkit". This is the purpose of the "DRIVER" methodology defined in 2005, along with the complete training syllabus (more than 10 training modules and 30 tools). DRIVER is the EADS specific Improvement methodology. The corresponding training can be delivered in the format of "EADS Silver Belt" (2.5 days), "EADS Green Belt" (one week) or "EADS Black Belt" (four weeks). To be recognised as Qualified Improvers, EADS Black Belts must complete, on top of their training, an improvement project that can deliver measured benefits in terms of On Time on Quality Performance, costs savings, Customer Confidence or a mixture of the three elements.

A learning management system ("**LMS**") supports and monitors the programme deployment, enabling also candidates to share best practices and use trans-BU networks for mutual support.

At the end of 2006, more that 200 people has been trained as EADS Black Belts in the sessions held around EADS Divisions and BUs. More than 50 EADS Black Belts have achieved their accreditation.

2.2.2 Sustaining and Protecting Innovation

2.2.2.1 Innovation Strategy

Innovation is one of the key areas EADS is focusing on as growth driver for the future. With the appointment of a Chief Technical Officer ("**CTO**"), who is also a Member of the EADS Executive Committee, the company has invigorated the innovation process.

The CTO is implementing a new technology strategy with the development of a technology portfolio, which is fully aligned with the business strategy of the company.

EADS continues to establish programmes of cooperation with universities and scientific organisations in its home countries and abroad to develop cooperation and to take advantage of competencies wherever they exist.

Policy

"EADS' innovation strategy aims at increasing competitiveness through continuously improving quality of services and products as well as efficiency of processes."

Organisation

Following the appointment of the EADS CTO in April 2006, innovation, and particularly technology innovation, has been strengthened, with greater focus being put on aligning the Group's Research & Technology ("**R&T**") activities with the company's business strategy.

The new CTO position has been attributed authority through a new seat on the EADS Executive Committee and now has responsibility for the entire R&T budget across all Divisions. This budget will increasingly be aimed at supporting the Group's strategic growth priorities.

The CTO has a wide role. In addition to R&T, he is responsible for Group transversal technical processes, such as Systems Engineering and common tools for Product Lifecycle Management. He also carries out specific technical assessments on behalf of the CEOs and the Executive Committee. The responsibility for corporate Information Management (IM) has been passed from Finance to the CTO's organisation (from February 2007, the CQO is also reporting to the CTO).

The CTO intends to foster a culture of innovation among EADS employees. Consequently, the CTO and Human Resources are building the '**EADS Expert Initiative**' to identify technical experts and to offer them career opportunities similar to those of managers whilst remaining on a technical career path. In further initiatives, an EADS Innovation Hall of Fame is being created. This will acknowledge and honour those responsible for generating the highest number of patents ('The Great Inventors'), those who are most effective in bringing inventions to the business ('The Great Innovators') and workers with unique skills ('The Great Craftsmen').

The EADS **Executive Technical Council** ("**ETC**") made up of the technical directors of the Divisions and chaired by the CTO, is responsible for ensuring alignment with the Group's technology strategy and implementation through the Group R&T road map. The ETC ensures that a balance is maintained between the top-down strategic guidance and bottom-up expertise, creativity and responsibility. It meets regularly to discuss and decide forward strategies and it identifies synergies.

The **EADS Innovation Works** (formerly called Corporate Research Centre) are in charge of the corporate research laboratories that guarantee the Group's technical innovation potential with a focus on the long-term horizon. Driven by the EADS R&T strategy, they identify new technologies that will create value and competitive advantages. The EADS Innovation Works have two main sites in Paris and Munich and employ approximately 600 people including doctorates and university interns.

EADS – represented by EADS CASA, the Spanish Minister of Industry, Tourism and Commerce and the President of the Regional Government of Madrid have signed a co-operation agreement in Madrid in March 2006 to create the Fundación para la *Investigación, Desarrollo y Aplicación de Materiales Compuestos* (Foundation for Research, Development and Application of Composite Materials - "**FIDAMC**"). Its objective is to be a centre of excellence in research, development and application of composites, especially of carbon fibre materials. The FIDAMC will be a centre with a multi-sector orientation, with headquarters to be located near the EADS-CASA site in Getafe near Madrid. The Foundation is expected to provide employment for about 40 engineers, scientists and laboratory personnel, with the possibility to reach the number of 75 positions for highly qualified technicians in the mid-term. This will contribute significantly to the reinforcement of the aerospace sector in Madrid. The centre will develop projects with a highly technological content in which, according to an "open perimeter" philosophy, companies from several sectors may take advantage, such as the aerospace, automotive and robotics industries.

Proximity centres are maintained in Toulouse, Nantes (opened in 2005) and Hamburg to support the knowledge transfer to BUs in these locations. A liaison office is operating in Moscow, which facilitates relations with Russian scientific institutes. EADS opened a R&T centre in Singapore and also launched a centre in Spain.

The **R&T Network** coordinates the shared research and technology activities, which involve several BUs and the EADS Innovation Works. The Network is structured around a total of 18 technology domains called Research and Technology Groups (RTG's), which are of common interest, such as Materials and Structures, Electronics, Navigation and Control as well as Image Processing. The Network sets up a common R&T programme and facilitates the circulation of information and research results.

The existing EADS R&T Network operates as a cluster of five **Global Innovation Networks** ("**GIN**"). The RTGs of the Network are operated through relevant GIN (for example, the RTG's Metallic Materials, Composite Non-Metallic Materials, Structures and Advanced Manufacturing are operated by the GIN "Optimized Platform Structures").

All Corporate and Divisional R&T activities are merged into a single, comprehensive EADS R&T Group Plan. The portfolio of the EADS Group R&T plan is aligned with the EADS R&T Strategy, which is in turn oriented by the Strategy of the Group.

GIN's executives, under the responsibility of the CTO's Deputy and Chief Operating Officer Innovation, are going to play a key role by reinforcing the ties between corporate R&T and the Divisions. The GINs are establishing an R&T plan in their particular technology fields together with the R&T Groups of the EADS R&T Network and aligned with the EADS technology strategy. GIN's will be in charge of the deliverables and will focus on the assurance of the deliveries of selected key-projects.

Demonstrators which integrate single technologies into solutions will play an important role in the future R&T Group Plan. These will aim to reduce the time required to introduce new technologies within a product or process.

Members in the support and R&T enabler groups of the CTO's organisation ensure that R&T is an integral part of the business, by maintaining strong links with the business development organisation, human resources, finance, intellectual property, standardisation and communication.

The corporate EADS Innovation Works and the EADS R&T community in the BUs maintain and expand established academic research partnerships with leading universities and high-tech engineering schools by employing thesis students, post-graduate interns and doctorate candidates as well as by contracting specific research projects.

See also "Part 1/1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

Performance and Best Practices

Continuous innovation will be even more important in the future. Innovation cycles are shortening and new competitors are emerging in all fields of EADS business. To be leading the markets in the future, EADS will always need to be ahead with innovative solutions.

Technological innovation programmes are managed in conjunction with the EADS R&T Network and the EADS Innovation Works as well as through a strong network of top experts in the BUs. EADS aims to make better use of available resources by interacting even more with external scientific and applied research organisations. Such cooperation allows EADS to leverage the resources available in these organisations, which in turn benefit from EADS' systems knowledge.

(See also "Part 1/1.1.3.6 Research and Development Expenses".)

Advanced Technology Initiative

Activities of the Advanced Technology Initiative ("**ATI**"), launched in 2004, continued throughout 2006 as a cross-company drive to increase efficiency in innovation and R&T. ATI involves benchmarking and forecasting of technologies and gives answers to the questions: What is the scope of technologies inside EADS? How good is EADS at these technologies compared to the competition? What will be key technologies in the future? External expertise is included to provide perspective and vision. Based on the findings, action plans are developed to improve the global technology strategy by correcting any deficiencies and by optimising the allocation of resources. ATI has already led to recommendations and implementations for managing the technological risks and for ensuring technological leadership.

EADS Corporate Foundation for Research

The Corporate Foundation for Research (Fondation d'entreprise EADS) was created in France in September 2004 to promote multidisciplinary research in air and space technologies and foster exchanges between researchers in government, private industry and higher education research institutes.

With a total endowment of €24 million over 5 years, the Foundation is now in its third year and firmly established. It has provided grants for 37 doctoral and 19 post-doctoral fellowships, and 18 research projects were financed.

One of the Foundation's goals is to build up ties between the public research community and the worlds of industry and education. To this end, it is awarding each year three awards in the field of Industrial Research Cooperation, which is promoting exemplary men and women scientists who demonstrate high standards of excellence in their research work in collaboration with the industrial sector. Every year, it is also awarding six Best Thesis awards in different domains of mathematics, physics and computer science. To maximize interdisciplinary studies, representatives from all of the EADS Divisions sit on the administrative board and a third of the members are representatives from the outside research community in France, such as the national aerospace research centre ONERA, the research agency CNRS, the Atomic Energy Commission CEA and major universities.

The EADS Corporate Research Foundation also supports other organisations with which it shares common objectives, namely the Institute for Higher Scientific Studies (IHES), which is dedicated to advanced research in mathematics and theoretical physics, the French Aeronautics and Space Research Foundation, and the C. Génial Foundation, which helps to propagate scientific and technical culture, particularly amongst young people. In this context, the Foundation also supports the "Science in Schools" initiative aimed at creating a new image for science teaching in middle schools, grammar schools and foundation courses.

The Foundation also works to promote gender equality as a partner in the Irène Joliot-Curie prize programme. This prize is bestowed on women in recognition of outstanding achievements in public or private research, and is intended to encourage more young women to study science and technology and to boost the standing of women within the French research community. The Foundation also supports public health projects, which frequently use technologies that have originated in the aerospace sector. December 2006 saw the third edition of "Envol Recherche" day, when the various protagonists of the Foundation gathered for round-table debates on the scientific challenges in the aerospace, defence and space industries and for the prize-giving ceremonies.

Other initiatives, including foundations, are contemplated in Germany, Spain, the U.K. and the U.S. to improve links with public research institutes and universities.

Bauhaus Luftfahrt (an Aviation Research Think Tank)

EADS and the government of the German state of Bavaria joined forces with three German aerospace companies to fund Bauhaus Luftfahrt, a think tank for creative and interdisciplinary research activities in the field of aeronautics. Bauhaus Luftfahrt will enable EADS to consider new, groundbreaking courses of action in the field of aeronautics by adopting an innovative approach to future-oriented, visionary solutions. A total of 20 engineers and scientists had joined the Bauhaus Luftfahrt team in time for its one-year anniversary in November 2006.

Academic Partnerships

EADS regards its relationship with the academic world as a priority and is developing this with vigour by reinforcing its cooperation with academic laboratories through deep and targeted relationships through establishing a common structure with several top-level academic partners.

INNO'CAMPUS is operated together with the renowned École Normale Supérieure ("ENS") de Cachan, near Paris, by co-locating some EADS researchers at laboratories of the ENS, by students using EADS Innovation Works facilities and by jointly conducting seminars and workshops in the structures simulation and structures behaviour domains. In addition, a professorship in "Advanced Computational Structural Mechanics" was established at the ENS, with financing supplied by the EADS Corporate Foundation for Research.

TECHNO'CAMPUS was established together with Airbus and four high-tech engineering schools in Nantes: the École Centrale, École des Mines, Polytech & ICAM. The location was selected because of the high scientific level of public research close to two Airbus production plants. TECHNO'CAMPUS is actively supported by the French state, the region of *"Pays de la Loire"* and the city of Nantes. It gathers students, researchers and engineers from the schools, the Innovation Works and Airbus in joint projects to research thermoplastic composites technologies and to develop specific non-destructive testing methods.

The EADS Innovation Works and the Ecole Polytechnique, a state-supported institution of higher education and research and the most prestigious engineering Grande Ecole in France, together with the French National Centre for Scientific Research (Centre National de la Recherche Scientifique, CNRS) engaged in a new partnership in November 2006 by signing a framework agreement for scientific research in the fields of aeronautics, space and defence. This agreement bears the name of "AIRIX" in reference to these fields and increases the scientific and technical interactions between the researchers of the publicly-owned establishments and those of the industrial group in the areas of modelling, physics and associated mathematical analysis. This agreement is acting as an accelerator of the transfer of knowledge and results between the academic and the industrial worlds.

2.2.2.2 Protecting Innovation: Intellectual Property

Intellectual Property ("**IP**"), such as patents, trademarks and know-how, plays an important role in the production and protection of EADS technologies and products. The use of IP rights enables EADS to remain competitive in the market and to manufacture and sell its products freely.

Policy

- *"One of EADS' most valuable assets is its intellectual property which includes patents, trade secrets, trademarks, copyrights and other proprietary information. It is EADS' policy to establish, protect, maintain and defend its rights in all commercially significant IP and to use those rights in responsible ways.*
- *EADS also respects the valid intellectual property rights of others and will not reproduce or use software or other technology licensed from other suppliers except as permitted by the applicable license agreement or by law."*

Organisation

The general management of IP in EADS is conducted through an IP council led by the EADS Group IP Head reporting to the COO Innovation, with a dotted line to Corporate Legal Affairs. Executives responsible for IP at the main subsidiaries sit at this council.

Every year, a meeting of the network of those responsible for IP at the entities of the Group is held to explain the EADS' IP strategy and policy. The IP policy and the rules are defined, in accordance with the Innovation global strategy, by this Council which meets approximately every two months.

EADS also promotes training about IP matters. For example, a one-day training about IP is included in the Corporate Business Academy ("**CBA**") training programme for the experts.

Each of the subsidiary companies of the Group owns the IP which is specific to its particular business and has been generated by this subsidiary. Where IP is of common interest throughout the Group, the subsidiary that generated it may issue a license allowing its use elsewhere (respecting the interests of the other shareholders when appropriate). EADS also owns IP directly or under license agreements with its subsidiaries. EADS centralises and coordinates the Group's IP portfolio, participates with the subsidiaries in its management and promotes licensing of common IP between the subsidiaries. EADS controls the protection of its IP made in the strategic countries.

EADS also ensures that procedures are in place to protect the confidentiality of the Group's IP and to ensure contractually that third party rights are protected (in the case of joint ventures). In this respect, suppliers' contract terms and conditions are currently being strengthened and adapted when dealing with countries with weaker IP laws. The sourcing strategy is also to integrate a segmentation of the contract in order to minimize the risk of industrial espionage and counterfeiting.

Performance and Best Practices

To increase the added value of the Group, the team of the EADS CTO promotes the sharing within the Group of all the knowledge of the BUs and the sharing of resources, skills and research means and budget to develop new knowledge, while respecting existing contractual and legal frameworks.

For example, all the contracts between BUs of the Group concerning shared R&T must have provisions allowing for the flow of knowledge (EADS R&T Network rules).

In 2006, the EADS IP portfolio comprised approximately 5,400 inventions (approximately 4,900 in 2005), which are covered by nearly 18,400 patents throughout the world.

	2006	2005	2004
New inventions filed (some of which covered by several patents)	792	586	521
EADS patents portfolio (year end)	18,366	15,036	13,515

Scope: EADS.

2.2.3 Supplier Management: Fostering a Mutually Beneficial Relationship with EADS' Suppliers

The EADS Sourcing Vision is to deliver competitive advantage by winning, integrating and developing relationships with the world's best suppliers. Its Sourcing Strategy is designed to support this vision.

2.2.3.1 Policy

The EADS BUs Procurement Policies reflect the following statements:

- *"Suppliers represent a high proportion of the value of EADS' products, and play an important part in customer satisfaction. As such, EADS endeavours to integrate them fully in an ethical way of doing business.*
- *Fostering a mutually beneficial relationship with suppliers, EADS' sourcing principles require all suppliers to be responsible and to implement its standards and requirements across all levels of the supply chain.*
- *EADS is committed to long term relationships and partnerships with its suppliers, in particular in the engagement in the development of technological know-how".*

2.2.3.2 Organisation

Sourcing Strategy

EADS Corporate Sourcing is the strategic architect of sourcing functions and provides overall orientation for sourcing activities across the Group, in particular regarding the key elements of the Sourcing Strategy, which are Procurement Marketing and Global Sourcing, Joint Sourcing, Supplier Evaluation and Risk and Opportunity Sharing:

- **Procurement Marketing and Global Sourcing** aim to identify the best potential suppliers worldwide and to evaluate them with regard to their capabilities and their certifications. Procurement marketing is becoming increasingly important as EADS targets new global supply markets to support EADS' Global Industrial Development;
- **Joint Sourcing activities** allow purchasing power to be leveraged across EADS. A group of Lead buyers bundles procurement volumes of selected material groups for common negotiation. The Joint Sourcing also allows all EADS BUs to use a common EADS contract per supplier. In order to better integrate the internal customers into the procurement process and to increase EADS group leverage in Sourcing, the group of Lead buyers has been strengthened in 2006: the set of procurement commodities has been reorganised and "Enhanced Lead buyers" have been nominated;
- The EADS **Supplier Evaluation and Development** process guarantees that suppliers' performances are regularly evaluated. Suppliers can expect that the same process and the same criteria are applied by all BUs: Commercial, Logistics, Quality, Technical and Customer Support. Evaluations are shared with suppliers as a basis to discuss further improvement and development needs and plans. With regard to the high proportion of sourcing required for products and the complexity of the procured systems, equipment and structures, EADS favours long-term, mutually beneficial, reliable and stable relationships with key suppliers. Consideration for partnerships is limited to suppliers who continuously show excellence in their performance, who can demonstrate a credible long term interest and who are able to support their business interest with their own developments and investments. It is a principle for such partnerships that suppliers are involved and integrated at the early stages of product development;
- Both **business risks and opportunities** should be adequately shared with suppliers. Procurement Policies of EADS BUs address all typical business risks, including risks attached to CSR, and suggest how they should be dealt with in EADS' contractual agreements. Procurement Policies also set out the principles and guidelines for conducting business with current and prospective suppliers. These guidelines describe how partnership relations should be handled in an equitable manner in the interest of all parties concerned and how disputes should be dealt with professionally and as quickly as possible in accordance with the agreed partnership arrangements.

Sourcing network

Each EADS Division and BU has its own sourcing function.

The five EADS Divisions' Chief Procurement Officers compose the **Chief Procurement Officers Council ("CPOC")** which is chaired by the EADS Chief Procurement Officer. This Council is responsible for implementing the EADS Sourcing Strategy within each Division of EADS.

The Chief Procurement Officers have organised Sourcing networks in order to coordinate strategic topics across EADS Divisions. Listed amongst these strategic topics, CSR is managed by a dedicated Sourcing CSR Network.

The Sourcing CSR network, pursues the objective of formalising the EADS CSR Sourcing management processes and associated documentation, in compliance with the EADS Code of Ethics, values and policies. This Network is composed of focal points in each Divisions' Procurement organisations and is coordinated by EADS Corporate Sourcing.

2.2.3.3 Performances and Best Practices

Sourcing context in 2006

With three fourth of its revenues sourced from external suppliers, efficient and effective supplier relationship management is a key factor for EADS' success. For this, EADS concentrates on its major suppliers. EADS' top 50 suppliers already account for 43% of the sourcing volume and the top 250 suppliers account for 74%.

Complex systems and equipment account for 39% of EADS procurement. Structures, material and product-related services also account for 38%, while non product related material accounts for 23%.

While EADS likes to see itself as an important customer for its key suppliers, EADS wants them to be independent and at the edge of technological development. On average, EADS suppliers make no more than 10% of their revenues from EADS.

Most of EADS' sourcing volume is provided by large companies. The remaining Sourcing volume (15%) is spread across a large number of small and medium sized enterprises, as per the European Commission definition, i.e. with less than 250 employees or less than €50 million turnover.

Sourcing activities focus on the EADS home countries France, Germany, U.K. and Spain, and on the U.S.. Sourcing outside the E.U. and North America is still limited. However, EADS sees its global sourcing activities increasing to better exploit opportunities and to support sales.

Most of EADS' suppliers are currently located in the E.U. (77%) and North America (21%), regions in which social, economical and environmental practices are well regulated by applicable norms and laws. EADS Sourcing contractual terms request that these suppliers shall comply at any time with laws and regulations on economical, environmental and social standards and anticipate or at least make their best endeavour to anticipate forthcoming changes in these standards.

To reinforce supply chain compliance to EADS CSR related requirements, EADS tier 1 suppliers are contractually bound to flow-down these requirements to tier 2 suppliers.

Procurement policies also reflect the principles of the UN Global Compact. As a member of the UN Global Compact, EADS has accepted responsibility to apply these principles in its supply chain and to require its suppliers adhere to common standards in the areas of human rights, the environment and employment.

Influence of the Global Sourcing

As EADS targets to increase global sourcing volumes in countries where existing laws and regulations may not fully cover EADS CSR requirements, procurement contractual terms for these domains need to be written in a more extensive way. Therefore, EADS is on one side engaged in a process for embodying additional CSR requirements into procurement contracts and on the other side EADS is organising supplier CSR performance measurement.

CSR activities

2006 CSR project

In 2006, the Sourcing CSR Network has flowed-down the EADS code of Ethics into different tools such as a CSR Supplier Code, a CSR Supplier evaluation Questionnaire, a CSR contractual clause and various metrics adapted to measure the compliance of Suppliers to EADS CSR policies. This tool set has been validated by the Chief Procurement Officers, and its implementation will be launched once approved and adapted by each Division to fit into its own Sourcing processes.

Due to the decisions made in the frame of EADS cost saving projects, the number of EADS Tier 1 suppliers is due to be strongly reduced in the next years. The reorganisation of the supply base around a reduced number of Tier 1 Suppliers will go together with a renewed content of the procurement contracts. When starting, this revision of contractual clauses should give EADS a good opportunity to deploy the CSR Sourcing tool set in the same time frame.

Sourcing Contractual terms related to CSR

The decision to further develop CSR requirements is clearly taken and EADS has already well addressed some key elements of CSR in the sourcing contracts.

The various CSR aspects are already considered through EADS Sourcing Risk and Opportunities Management ("**ROM**") which recommends contractual guidelines for the key contractual chapters. These guidelines are published in the EADS Sourcing Information Tool which explains the principles for drafting contracts, disclaims the typical contractual clauses and gives practical comments for the use by the buyer. For each domain, the requirements are contractually cascaded on to sub-tier suppliers.

For example, regarding environmental responsibility, principles for drafting contracts state that: "The purchase contract should provide that the supplier shall comply with all applicable laws, regulations, etc. as well as all commitment to which EADS has subscribed (e.g., Global Compact initiative) and end-customer requirements, in particular: (1) Suppliers are asked to support a precautionary approach to environmental challenges; (2) Undertake initiatives to promote greater environmental responsibility; and (3) Encourage the development and diffusion of environmentally friendly technology." The recommendation to the buyer also states that EADS encourages suppliers to implement an environmental management system complying with international standards such as ISO 14000 or EMAS.

Moreover, in terms of Compliance with EADS Ethical commitments, it is recommended that the contract includes EADS key engagements such as the support, respect and protection of international human rights within the supplier's sphere of influence; the respect of the freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced and compulsory labour; the quality of working conditions such as but not limited to, appropriate level of remuneration, and protection of health and safety of the employees.

BUs best practices

In addition to the top-down approach described above, CSR in Sourcing has been well progressing in 2006 as shown through the following examples:

Airbus

Airbus now addresses the product's environmental performance throughout its entire life cycle. In 2006, the sites and the products of Airbus have been certified against environmental standard ISO 14001. The supply chain plays a strategic role in fulfilling that objective, hence, the Airbus environmental project received a full support from Airbus Procurement. The following main milestones took place in 2006:

a) The head of Airbus Procurement sent to all Procurement personnel a Statement of Intent about Procurement environmental Policy in February 2006.

b) An area in the intranet pages of Airbus has been dedicated to the Environmental policies of Airbus Procurement. Airbus Procurement staff was also invited last year to go through e-learning modules in order to learn how to introduce Airbus environmental requirements into contractual agreements.

c) Later in 2006, the "Airbus Environmental pocket-guide" was distributed to all Procurement employees in Airbus. In this Guide, the CEO of Airbus presents the Airbus environmental challenges and the head of Procurement explains the Environmental Commitment and Objectives for Procurement, the Golden rules for environmental contribution. This Guide shows also the organisation in charge of Environmental Management within Procurement.

d) The Suppliers have been given online access to the Airbus environmental requirements in a specific chapter of the "Airbus Supplier Portal" in internet.

e) Various external communication events have been organised, in order to raise awareness about environmental issues within the Supply Chain.

EADS Astrium

The CSR requirements are now considered in the Supplier pre-selection process as part of the basic Supplier requirements which are prepared in order to ensure in particular:

- Compliance to EADS code of Ethics and CSR policies
- Awareness and demonstration of compliance with applicable statutory and regulatory requirements: WEEE, RoHS, CE Marking (which is a mandatory European marking for certain products to indicate conformity with European applicable standards) etc.

The Environmental Health and Safety requirements of EADS Astrium are presented in a dedicated Intranet page for the attention of EADS Astrium procurement teams.

Key Performance Indicators

All figures below have been calculated using new euro-dollar exchange rates. Figures for previous years have been recalculated accordingly (2006: 1.2556; 2005: 1.2441; and 2004: 1.2438).

Importance of sourcing outside of EADS In percentage of revenues	2006	2005	2004
	74%	70%	63%

The increase in value of Sourcing is mainly influenced by A380 production ramp up which started ahead of A380 deliveries, temporarily increasing sourcing volume vs. sales volumes.

Sourcing volume: breakdown by country for top 10 countries In percentage of total sourcing volume	2006	2005	2004
France	32%	31%	31%
Germany	21%	22%	23%
U.S.	20%	22%	21%
U.K.	14%	12%	12%
Spain	4%	4%	4%
Italy	2%	1%	2%
Netherlands	1%	1%	1%
Belgium	1%	1%	1%
Canada	1%	1%	1%
Switzerland	1%	1%	1%

The geographic Sourcing breakdown is stable and centred on Western countries.

Purchasing breakdown by Geography In percentage of total purchase	2006	2005	2004
Europe	77%	75%	77%
North America	21%	23%	21%
Rest of the World*	2%	2%	2%

Scope: EADS.
(*) Including < 1% in non-OECD countries.

2.3 Environmental Care

EADS' environmental policy embraces all phases of the product life cycle, from design, manufacturing, including environmental impact of its sites, operations and maintenance to the end of life. It seeks to ensure that each of its BUs complies with the laws and regulations of each country in which it operates. EADS is subject to numerous international, European, national, and local environmental laws and regulations which concerns emissions into the environment, in particular discharges to surface and sub-surface water, elimination and treatment of waste, consumption of natural resources, soils, noise and other nuisances, landscape, etc. as well as those related to permits to operate.

2.3.1 Policy

"Minimizing environmental impacts of EADS" activities

- *EADS is fully conscious of its operations' impact on the environment and therefore considers that monitoring and reducing those impacts is fundamental for its approach to CSR.*
- *EADS is committed to continuous improvement of its environmental impact, beyond the simple fulfilment of legal obligations. It is EADS' subsidiaries and sites' role to ensure compliance with the laws and regulations of the countries in which they operate. The Group encourages environmental certification of its manufacturing processes.*

Taking into account environmental impacts of products along their life cycle

- *Improving environmental performance of products throughout their lifecycle is of significant importance for EADS and its customers.*
- *EADS encourages the active consideration of environmental criteria, through implementation of Eco-Design approaches, in all phases of its products' life cycles in order to improve the environmental performance of its products."*

2.3.2 Organisation

Limiting environmental impacts of operations is strongly driven by the business. The management of environmental aspects of Group operations is, as result the responsibility of the BUs and sites. Moreover, each of EADS' businesses is strictly controlled and audited by relevant authorities, in respect of manufacturing processes and product certification. Customers, both civil and governments increasingly include environmental criteria in their specifications.

Many EADS Divisions and BUs have successfully implemented environmental management systems and work towards a continuous improvement of their respective products' environmental performances.

In addition, some coordination at corporate level is organised in order to implement a periodic follow up on the Group's environment performance, to promote a cross-fertilisation of best practices and consistently anticipate any new relevant regulatory framework that may apply to the Group.

Currently the environmental reporting at Group level is provided by CQO. It is based on networks that already exist from the founding companies of EADS. In order to enhance effectiveness of the environmental policy, to define guidelines and relevant action plans, as well as to provide visibility, EADS decided to further develop an environmental network coordinated by the Group leading companies in managing environmental matters. Particularly, most of EADS' European sites are now ISO 14001 certified, which provide a solid basis for developing an enhanced Group environmental approach.

Within the industry; EADS is already participating in environmental working groups of industry organisations such as the GIFAS in France, BDLI in Germany and the SBAC in the U.K. For example, the Environment Committee of GIFAS is chaired by an Airbus representative. EADS and Eurocopter also participate to this committee. In 2005, the committee defined and implemented a legal and regulatory tracking system to the whole benefit of the sector in France. With the view to improve the sector communication, the committee initiated in 2006 an inventory of the industry best practices in order to promote such practices.

At European level, the Environmental Committee of ASD is chaired by Airbus.

On a worldwide basis, the ASD is the European member ICCAIA (International Coordination Council for Aerospace Industries Association). The vice-chairman of the environmental committee (Aircraft Noise & Engine Emissions) of ICCAIA is an Airbus representative, as per the ICCAIA by-laws, he will automatically become Chairman in 2010.

2.3.3 Performance and Best Practices

Environmental Management ISO 14001/EMAS

EADS encourages environmental certification of its industrial sites. As of 31st December 2006, 52 sites (29 as of 31st December 2005) were either ISO 14001 certified or EMAS registered, representing more than 70% of the total workforce of EADS. New certification processes were completed at Airbus but also within EADS Military Aircraft Systems as well as within the Astrium Division. This important increase in the number of certified sites will allow the EADS Group to strengthen its approach to environmental management.

In 2006, Astrium Space Transportation achieved its ISO 14001 certification objectives. The initial certification of the French sites was approved in November 2006 and followed the successful re-certification of the German sites a couple of months earlier. It marks the start of a continuous improvement process to which the Astrium ST management has committed.

After the certification of Hamburg and Toulouse plants in April 2006, Airbus has become the first and only aerospace company world-wide to receive the ISO 14001 environmental certification covering the 16 Airbus production sites, including the Airbus headquarters as well as all products throughout their lifecycle. The ISO14001 corporate certification recognizes that Airbus uses a robust Environmental Management System to continually monitor and minimize the environmental impacts of Airbus production processes and products throughout their life cycle. Environmental innovations in the production process include the pioneering use of a greener, chemical-free milling process for fuselage panels; more environmental friendly painting processes; and steps to minimise energy and water consumption during the production phase. The Airbus Environmental Management System is helping in a new approach to reduce the environmental impact of products and processes throughout the aircraft life cycle. The life cycle covers design, procurement, manufacturing, transport, in service operations including maintenance, aircraft end of life and recycling.

While classical ISO 14001 addresses only SITE-related certification, Airbus has joined forces with several other organisations (Chamber of Commerce, National Trade Associations, EADS Germany...) to set the rules for an approach to an innovative environmental certification covering both SITES and PRODUCTS along their lifecycle (production sites being only one aspect of this lifecycle). This integrated approach called **SPOEMS** (Site and Product Oriented Environmental Management System) will help Airbus, among other organisations, to systematically assess the environmental impact of its products along their entire life, and to target appropriate improvements, in particular from the earliest design stage. SPOEMS was selected by the European Union under its "LIFE" Programme.

Recycling of waste

Powered by the ISO 14001 certifications, many local initiatives on waste recycling are taken by the BUs, going beyond the regulatory requirements (identification, separation, management of disposal). One example is with Astrium UK: introduction of two recycling waste streams: one for glass and one for paper.

Climate Change

EADS BUs were part of the first Emission Trading Scheme set up by the E.U., however EADS operations have a very low impact in terms of greenhouse gas emissions. In the main, EADS' energy use results from heating and lighting requirements (offices, administration buildings, production facilities etc), as well as from processes.

A potential risk from climate change to EADS operations comes from the ever-increasing pressure on energy costs. However, both from a cost and an operational efficiency viewpoint the Group recognises that it has a responsibility to reduce energy usage where possible and so EADS views this as an opportunity to make continuous improvements in this area, particularly within environmental management systems that are currently being set up throughout the Group.

In July 2006, Airbus and Eurocopter, together with five other major European aerospace manufacturers signed a letter of intent in a Joint Technology Initiative ("JTI") that works on the preparation of an innovative "Clean Sky" policy. The Clean Sky JTI will be the largest research project ever set up jointly with the European Commission and would run over a seven year period with a total budget estimated at around 1,7 billion euros. The "Clean Sky" JTI is an innovative, large technological research programme that will radically improve the impact of air transport on the environment and will deliver innovative technologies and solutions enabling step changes in the reduction of noise, emissions and consumption for the next generation of aircraft and associated components and operations.

Its purpose is to demonstrate and validate the technological breakthroughs that are necessary to reach the environmental goals set by the Advisory Council for Aeronautics Research in Europe ("**ACARE**"). ACARE goals to be met by 2020 include a 50% reduction of CO_2 emissions through drastic reduction of fuel consumption, an 80% reduction of NOx emissions and a 50% reduction of perceived noise. It also aims for green product life cycle design including manufacturing, maintenance and disposal.

Restriction of Hazardous Substances (RoHS) directive

The European RoHS directive restricts the use of six hazardous substances (lead, hexavalent chromium, mercury, cadmium, PBB and PBDE) in electric and electronic applications. The European Commission has confirmed that "equipment containing such targeted substances specifically designed to be installed in airplanes, boats or other means of transport are out of the scope of the RoHS Directive". The defence products are also out of the scope of the RoHS directive. However, it is expected that the industry will progressively move towards new environmentally friendly alternatives in electric and electronic applications. These substitutions remain highly difficult for aerospace activities due to the length of the aerospace products life cycle and stringent safety requirements: the introduction of substitute alternatives requiring testing and certification before replacement.

In 2004, EADS installed a specific network on the RoHS/Waste Electrical and Electronic Equipment ("**WEEE**") issue, managed by CQO. A prior focus of EADS was on the replacement of lead. A position paper was issued in July 2005 and flowed down to the supply chain and to the engineering community. Standards are under preparation to set the rules for the global aerospace industry's transition to safety/reliability proven solutions.

EADS and many of its BUs (Airbus, MBDA, Defence Electronics, Space Transportation) participate to the LEAP (Lead-free Electronics in Aerospace Project) Consortium which is preparing these standards. Furthermore, EADS and Boeing have decided to team up to address this difficult transition, by jointly defining the technical solutions, the validation tests protocols and the configuration management rules that will be enforced throughout the aerospace Industry and its supply chain in the coming years.

Dedicated IT tools are starting to be deployed to trace and manage hazardous substances, such as lead, from supply to disposal.

In addition, a project partnership has been formed between Airbus, EADS DCS, the EADS Innovation Works, TechCI, a printed circuit board manufacturer and ACTIA, a board assembling firm. These partners won a funding from the EU (through the LIFE programme) to develop technologies for lead substitution under the name Green Electronics in Aeronautical and Military Communication Systems (GEAMCOS). This project aims at allowing EADS BUs to reliably perform 100% lead-free soldering and to obtain 100% lead-free electronics boards in the medium term.

Aircraft dismantling and recycling

The life span of an aircraft is about thirty years; as a consequence, the first Airbus aircraft models are about to reach their end of life. Approximately 200 planes are expected to be withdrawn from the worldwide market each year for the next 20 years.

So far, old planes were stored in hangars or dismantled in a non-environmentally friendly way. Airbus has created a consortium to improve management of the end of aircraft life, with EADS Innovation Works (former CRC), Sogerma, Sita (a waste management company) and the Préfecture des Hautes-Pyrénées. This €2.4 million project, called **PAMELA** (Process for Advanced Management of End of Life of Aircraft), was approved in 2005. A special experimental centre has been set up at Tarbes Airport, where procedures for the decommissioning and recycling of aircraft in safe and environmentally responsible conditions are being tested. The aim of this project is to demonstrate that 85 - 95% of aircraft components can be recycled, reused and recovered. It will also position EADS to anticipate further environmental European Regulations on waste recycling. The first aircraft which is currently being dismantled (since March 2006) is an Airbus A300. The experience gained from this project and further dismantling will feed back into new aircraft design to help make future aircraft even easier to recycle.

Further reporting: Airbus publishes an environmental report every two years which is available on its website at www.airbus.com. Airbus's fourth environmental report was published in 2006.

	2006
ISO 14001 certification/EMAS registration - Number of sites covered by a certificate	52
Number of sites covered by EU-ETS	12
Total CO_2 emissions (in ton)	330,000
Total CO_2 emissions declared under EU ETS (in ton)	170,000
Direct Energy use segmented by primary source (in MWh)	2,910,000
Volatile Organic Compound Emissions (in ton)	3,900
Total water use (in m^3)	5,520,000
Total water discharge volumes (in m^3)	3,050,000
Total hazardous waste production (in ton)	41,300
Total Non-hazardous waste production (in ton)	83,000

Scope: covering approximately 90% of EADS staff. 2006 figures generated on available material, definitions need harmonisation between the various countries in which EADS operates.
Except for the number of sites, all figures are rounded.

2.4 Human Resources: Employer – Employee Relationship

The HR function ensures that the EADS Group attracts, develops and retains a world-class workforce.

In addition, to this on-going role of business partner, the HR function also supports the business challenges in facilitating the continuous integration and internationalisation of the Group and the building up of a common spirit across the Group's organisational and operational structures.

In the field of industrial relations, the Group HR function coordinates the social dialogue at the Group and Divisional level.

Maintaining high standards of health and safety in the workplace is also a major priority of the EADS Group.

In 2006, several initiatives have been taken to give life to these missions such as re-shaping the HR organisation for better integration of the function facing the group integration goal. With the development of the e-HR project, real change process has been introduced.

In the context of the preparation of the Airbus restructuring and the evolution of EADS organisation, the social dialogue has been intensified and additional information and consultation procedure has been defined with the staff representatives.

2.4.1 Workforce Information and Organisation of Work

As of 31st December 2006, the EADS workforce was composed of 116,805 employees. It has globally increased by 3.2% compared to 2005, with higher rates of increase registered at Airbus, Astrium and Eurocopter.

In 2006, 98.1% of the workforce was permanent employees. Depending on country and hierarchy level, the average working time is between 35 and 40 hours a week.

In 2006, 8,283 employees worldwide entered employment with EADS (7,843 in 2005), of which 3,929 were employed by Airbus. At the same time, 6,261 employees left EADS (5,471 in 2005).

In total, 97.5% of EADS' active workforce is located in Europe on more than 80 sites.

Workforce by Division and by Geography

The tables below set out the number of EADS employees by business sector and by geographic region. Employees of companies accounted for by the proportionate method (such as ATR, MBDA, LFK) are included in the tables on the same proportionate basis.

The figures for 2004 have been adjusted in order to reflect the new organisational structure which occurred in 2005; "Other businesses" includes ATR, Elbeflugzeugwerke GmbH, EADS Sogerma, EADS Socata.

EADS Employees by Division	31st December 2006	31st December 2005	31st December 2004
Airbus	56,966	54,721	51,959
Defence and Security	23,268	23,237	24,268
Eurocopter	13,422	12,755	11,850
Military Transport Aircraft	4,212	3,976	3,856
Astrium	11,927	10,985	11,053
HQ, Innovation Works and other businesses	7,010	7,536	7,676
TOTAL EADS	**116,805**	**113,210**	**110,662**

EADS employees by geographic region	31st December 2006		31st December 2005		31st December 2004	
	Amount	In percentage	Amount	In percentage	Amount	In percentage
France	44,536	38.1	43,286	38.2	42,807	38.7
Germany	42,920	36.7	41,438	36.6	40,325	36.4
Spain	8,991	7,7	8,710	7.7	8,435	7.6
U.K.	14,309	12.3	14,297	12.6	14,045	12.7
Italy	701	0.6	729	0.7	734	0.7
U.S.	1,932	1.7	1,877**	1.7	2,166	2.0
Other Countries*	3,416	2.9	2,873	2.5	2,150	1.9
TOTAL EADS	**116,805**	**100.0**	**113,210**	**100.0**	**110,662**	**100.0**

(*) The "Other countries" figure includes employees from 13 other countries.
(**) This decrease is mostly due to the disposal of EADS Telecom and EADS Aeroframe services.

Part Time Contracts	2006 In percentage	2005 In percentage	2004 In percentage
France	4.1	4	3.7
Germany	3.3	3.2	3.2
Spain	0.0	0.0	0.02
U.K.	1.6	1.4	0.82
U.S.	n/a	0.1	0.0
Other countries	n/a	n/a	1.3
TOTAL EADS	**3.2**	**3.2**	**2.87**

2.4.2 Human Resources Organisation

In 2006, the HR organisation has been redesigned in a way of greater integration of the function, in line with the Group business requirements. A new HR board and functional reporting lines from the Divisions to the Group HR head were designed to foster a coordinated Group policy.

The Corporate HR team operates worldwide as the strategic leader in HR matters and works in close cooperation with the Divisions and BUs which have the operational HR responsibility for most of the employees, except for the top Management of each BU which is under the Corporate HR operational responsibility.

The HR communities work closely together and coordinate and share best practises at functional level. Regular meetings of HR heads are organised at both European and national levels. A global HR database is now available and is being continuously developed in order to fulfil the needs of EADS integration.

At corporate level, six support departments make up the global EADS HR management: HR Improvement and Operations; Social Policy and Industrial Relations ; Compensation and Benefits, Leadership Development and Learning ; Talent and Executive Management ; as well as Security.

Among other, they are responsible for e.g.:

- Managing HR Development for the top 200 key positions;
- Designing policies, guidelines and tools for all group wide HR processes, such as appointments, job rotation, international mobility, compensation and benefits, e-HR projects, data and information systems security policies etc.;
- Organising and delivering executive education for all executives and potential future executives through the CBA and coordinating the training activities within the Group for all employees; and
- Improving the sharing of best practises within the EADS HR community.

2.4.3 Human Resources Policies and Performance

2.4.3.1 Health and Safety: Providing a Safe Workplace for EADS Employees and Subcontractors

Policy

- *"EADS considers that protection of the health and safety of employees in the work-place is key and a top priority for the Group.*
- *EADS is committed to maintaining safe and healthy working conditions for its employees. It is EADS BUs' and subsidiaries' role to implement Health and Safety policies based on evaluation, anticipation and risk management and taking into account all specificities as well as people's needs."*

Organisation and Performances

The management of Health and Safety is essentially dealt with at site level and it accordingly allows that prevention and protection measures for employees, contractors and partners can be defined and implemented to meet specific requirements of each work place.

Reporting on health and safety obeys national regulations according to the sites' locations.

However some health and safety indicators have started to be drawn up at the Division or BU level which mainly address work related accidents.

As an example of the Group performances, the incidence and severity rates of reportable accidents (work related accidents causing an absence of more than 3 days) recorded at Airbus, noticeably decreased from 2004 to 2006, while in the same period aircraft deliveries increased.

Airbus	2006	2005	2004
Incidence rate (‰)	10.6	12.61	13.18
Severity rate[1]	0.133	0.184	0.236

(1) Lost days caused by reportable accidents/employees.

2.4.3.2 Caring for EADS Employees and EADS Know-How

Policy

"Given the specific nature of the facilities of the EADS Group which are used for many activities relating to national defence and sensitive civil markets, the conditions governing access to and movements inside the plants and facilities are specified in ministerial orders and are based on two main principles:

- *access to a plant is subject to prior authorisation by the company; and*
- *entry into restricted and sensitive areas is regulated in accordance with national and company regulations."*

Organisation and Performance

EADS has set up a security policy to improve the security of its employees and to protect EADS expertise. A Security Committee has been set up as a combination of Security leaders from each country and each Division who supervise their local security officers at BU and plant level, and who deal with national security authorities and European security organisations.

The network of security managers is there to ensure information exchange and sharing of best practices. Working groups are created to facilitate constant adaptation of security measures to actual threats. Access to EADS facilities is subject to prior authorisation, and entry into restricted and sensitive areas is regulated in accordance with national and company regulations. The awareness of the EADS employees is addressed as a main success factor.

The increasing development of EADS business outside Europe implies to reinforce the safety of EADS employees in risky countries and to improve the security of EADS offices abroad.

In terms of IT security, appropriate steps were taken to audit processes and improve the level of awareness of EADS employees to the security of the information systems. Given the sensitive nature of the Group's business, employees must be able, in order to meet the business needs, to always work in compliance with group security policies ; hence, the Group implements, for instance, secured nomad IT solutions facilitating mobility and business reactivity with confidence.

In 2006, a particular focus was developed on risk management, addressing and challenging all the security matters and business security needs. Particularly, new procedures have been defines and implementation to specific applications has begun (e.g.e-HR).

2.4.3.3 Diversity: Commitment to Ensure Equal Opportunity for all EADS Employees

Policy

- *"EADS commits to offering equal opportunities for all its employees and to refraining from any discrimination against its employees based on gender, race, religion, nationality, political opinion, sexual orientation, social origins, age and handicap with regard to its personnel.*
- *EADS commits to developing access for women to all of its activities and shall ensure fair professional development as well as equal remuneration for men and women employees for skill and work of equivalent value."*

Performance and Best Practices

EADS has always promoted diversity through its existing culture of cross-border collaboration.

EADS principles regarding respecting and promoting diversity are listed in the Group Code of Ethics as well as in the "International Framework Agreement" signed with the European Works Council.

The following examples illustrate the implementation of these principles:

Nationalities

EADS welcomes 40 different nationalities among its employees worldwide (each of the nationalities represented by 10 employees at least).

Gender Diversity

The percentage of women employed in 2006 in the Group is about 15.2%. It has steadily increased since 2004, when the Group started to reinforce its policy in this field; the increase in the percentage of women was registered across all Divisions.

As of 31st December 2006, according to a Group-wide internal grading system, around 5% of executive positions (highest EADS management levels) were held by women, as well as 8% of senior manager positions.

Women at EADS	31st December 2006 In percentage	31st December 2005 In percentage	31st December 2004 In percentage
Airbus	13.2	12.7	12.4
Defence and Security	18.9	18.7	18.9
Eurocopter	13.1	12.6	12.3
Military Transport Aircraft	13	12.6	12.1
Astrium	19.6	19.2	19.4
HQ, Innovation Works and other businesses	17.6	15.7	15.4
TOTAL EADS	**15.2**	**15**	**14.8**

EADS has committed to a long-term plan for the promotion of women in aerospace and has set two priorities: at least 20% of its annual recruitment will be women, and it will have active communication within universities and schools in order to convince female students through lively role models and concrete examples that the aerospace industry, and more specifically EADS, is an attractive employer for women.

From 1st January 2004, BUs have been asked every quarter to report on their success in recruiting women.

The EADS CBA promotes diversity in all development programmes. In 2006, the percentage of women has increased in these programmes to be consistent with the Group recruitment target.

In 2006, the recruitment of women was 22.6% of total recruitment (20.5% in 2005), and so exceeded the Group's target. The Divisions Defence & Security and Astrium as well as the EADS Innovation Works are leading the way in this field.

Since 2004, EADS has been involved in a partnership with the **FEMTEC** university career center for women Berlin GmbH in Germany.

Working in cooperation with well-known companies, the aim of this cooperation between FEMTEC and industrial companies is to promote engineering studies among young girls and women, and to help high potential and specialized female students enter the aerospace industry. EADS takes an active part in career advice workshops designed for FEMTEC students as well as in conference days.

In France, EADS sponsored the **Irène Joliot-Curie award** for the third time in 2006 (See "2.2.2 Sustaining and Protecting Innovation - Innovation Chapter").

Furthermore, EADS is an active member of the **WIST** (Women Initiative in Science and Technology), a programme funded by the European Commission and aiming at exploring the partnerships between private and public research, as well as the links between diversity and business performance.

Airbus also agreed on a partnership with the Academy of Toulouse to facilitate contacts between female professionals and students, to provide information to students, teachers and career advisors on technological advances and new skills, and to participate in relevant events.

Other initiatives include:

- in Germany, the organisation of a "**girls' day**" which is an open day for girls at the EADS German sites to allow them to find out more about the engineering profession;
- in France, participation in the *"Elles bougent ("they move")* initiative. Led by major French engineering universities (ENSAM, ESTACA) together with key players from the transportation industry (EADS, PSA, Dassault, SNCF...), this project aims at raising young women's awareness of technical studies, as well as interesting them in complex technologies through plant visits, conferences, as well as regular contacts with female engineers currently working in the member companies, plant visits, conferences...

Finally, in keeping with this overall strategy, a meeting with participants of the **IIWE** (International Institute for Women in Engineering) took place in July 2006 at EADS Paris headquarters, the Astrium ST plant in les Mureaux and at Eurocopter in la Courneuve. 80 young women took part in workshops on diversity and scientific vocations.

EADS was also a business partner to the second "**Women's forum for the economy and society**". This forum, which took place in October 2006, was created to promote the vision, influence and impact of women on all the major economic and social issues. It gives women an opportunity to express their views, ideas and solutions. It aims at defining directions for progress in the world of tomorrow.

In France, the implementation of the agreement signed in 2004 with trade unions ("*Accord sur l'égalité et la mixité professionnelle*"), is monitored by each EADS company, and also at Group level, using a defined set of common indicators to evaluate results and track progress with an action plan covering the 2004-2006 period. This action plan is to be re-negotiated every three years.

Age diversity

A group agreement covering EADS entities in France signed with trade union organisations in 2005 aims at banning all career development based on age criteria.

Being concerned with the lengthening of working life, the other European entities of the EADS Group are also working on this issue of second half of career development.

Number of employees per age group	31st December 2006	31st December 2005	31st December 2004
18-25	7,578	7,179	6,812
26-35	29,621	27,303	26,081
36-45	37,026	37,127	37,544
46-55	36,545	35,358	34,565
56-65	12,227	11,229	10,984
TOTAL EADS	**122,997**	**118,196**	**115,986**

Consolidated companies are counted 100%.

Average age of employees	31st December 2006	31st December 2005	31st December 2004
France	41.3	41.4	41.6
Germany	42.0	42.2	42.1
Spain	42.8	42.4	42.9
U.K.	42.3	41.9	41.7
U.S.	44.2	43.9	42.4
Other countries	n/a	40.8	39.5
TOTAL EADS	**41.8**	**41.9**	**41.9**

Average length of service	2006 In years	2005 In years	2004 In years
Airbus	13.4	13.4	13.6
Military Transport Aircraft	20.1	20.8	21.5
Eurocopter	13.4	14.2	15.1
Defence and Security	16.3	16.7	16.5
Astrium	15	15	14.9
HQ, Innovation Works and other businesses	12.5	13.3	13
TOTAL EADS	**14.3**	**14.6**	**14.7**

2.4.3.4 Career Development: Efficient Management of Skills and Know-How

Policy

- *"EADS ensures that working time, including overtime, is regulated so as to support a healthy balance between employees' work and their private life.*
- *EADS strives to develop the skills and know-how of its employees, for their individual benefit as well as for its collective success. The EADS personnel development policy aims at:*
  - *supporting training to enhance performance and quality of work;*
  - *encouraging cross-border and cross functional teamwork, in the frame of intra-Group mobility;*
  - *assessing and recognising individual technical expertise via a global scheme developed throughout the Group; and*
  - *associating personnel to the performances of the Group and its subsidiaries through a success sharing scheme."*

Performance and Best Practices

Recruitment and retaining of talent

EADS strongly believes that developing close contacts with target universities and their students will contribute to the students' growth and will efficiently brand the group among potential future recruits.

EADS demonstrates its commitment in many different ways: by sitting on boards, advising on classroom content, preparing case studies, giving technical lectures or on-campus conferences, arranging plant visits, maintaining a presence at career fairs, or by enhancing cooperation in common research areas.

For instance: EADS attends more than **40 recruitment events** per year such as the Bonding student fairs in Germany, the Polytechnique, Centrale and Supaero career fairs in France, as well as the MIT or Berkeley fairs in the U.S. to name but a few. Dedicated branding and recruitment meetings are also held during major air shows such as ILA or Paris Air Show, thus promoting EADS' employer brand among real aerospace fans and attracting talented candidates.

In the framework of the EADS Global Industrial Development policy and following HR presence at Asian Aerospace in Singapore in February 2006, HR Marketing decided to go one step deeper in the Asian market. With the aim of developing EADS employer brand on a group wide level in China, the HR team was part of the EADS staff at Zhuhai Airshow 2006.

The EADS Group started its own Road Shows around Europe at key Universities within the Pegasus Network (Partnership of a European Group of Aeronautics and Space Universities). EADS, together with all EADS Divisions are present on campus in order to forge new contacts to the leading "aeronautics and space" universities in Europe as well as to build a powerful image of EADS as a desirable employer. In addition, discussions with faculty members, professors and EADS engineers helped to develop first steps into future education and skills of the students to be prepared for a successful career within the aerospace industry.

Such partnerships also demonstrate EADS' long-term commitment to building and maintaining a lasting relationship with key universities or networks.

In addition to increasing on-site presence among students directly at universities, EADS also organises more than **60 factory tours** at most of its Divisions and BUs.

After more than one year of intensive project work, EADS was able to announce the official roll out of the new EADS-wide eRecruiting@EADS platform. This new platform will respond to the company's future workforce requirements and will bring transparency to the Group-wide job market.

Launched in November 2006, this new recruitment platform will ensure that EADS has the right people in the right place at the right time. The new eRecruiting@EADS platform has an important role to play in shaping the future of EADS.

With more than 5,000 **internships** offered each year in Europe, EADS provides students with valuable technical and personal experience as well as with the unique opportunity to have a closer look at the industrial world. Most of EADS' internships target students in the fields of aviation and space technology, electronics, information technology, finance, or management.

In order to enhance the personal skills and abilities of its former trainees, EADS developed the **Juniors programme** to follow-up all EADS interns, and thus retain and recruit highly motivated interns.

A variety of other opportunities (depending on national regulations and policies), including vocational training and scholarships programmes, are also offered to students.

In order to increase the efforts of integration, new specific recruitment and development programmes have been created internally to contribute to the ongoing development of EADS' workforce. A programme called PROGRESS which consists in first stretching assignments for talented recruitees in addition to mobility within the EADS Group, has been designed and will be deployed in 2007. Moreover, EADS Development Programmes (Financial Management Development Programme and Advanced Marketing and Sales Programme) offered to professionals interested to join EADS in key fields such as sales and finance have now proven their efficiency.

Breakdown of employees per qualification	2006 In percentage	2005 In percentage	2004 In percentage
University (4 years and more)	24.4	24	23.9
University (up to 3 years)	19.3	18.9	19.1
Higher vocational school	9.9	11.3	9.5
Vocational school	40.9	41.5	41.4
General school	5.5	4.3	6.1

Development and training

Development is a priority for EADS employees. Indeed recognising the development of **technical expertise** as a major asset, EADS has developed a specific policy for engineering experts, who are key to EADS for maintaining its competitive advantage through R&T developments.

Aiming at creating attractive career paths for engineering experts, the policy also includes development programmes customised for the specific requirements of technical experts.

Personal development also includes **training**. EADS' expenses amount to approximately 4% of its payroll (over €150 million) in training per year. EADS trains more than 70,000 employees every year for a total of 2.5 million hours.

To improve the effectiveness of that significant investment, EADS has set up a Learning Directorate with the ambition to deliver better training programmes, to share internal resources, to be more proactive in that domain and to create more value for the business. The Learning Directorate is managed by the EADS head of Leadership Development and Learning.

- One of the decisions of that directorate has been to create a "Shared College" which will be the place where all the Divisions will share common training programmes and common resources, including internal trainers. Created in 2006, the Shared College will deliver its first programmes in 2007 and should ramp up very quickly to face the needs of EADS. The first programmes targeted within the Shared College will be on Quality, on System engineering and on Programme management.
- In the same trend of integration, EADS has decided to create a Leadership Model based on 6 principles which illustrate the successful way of leading and managing within EADS. This Model is used in development with tools such as specific EADS 360° feedback processes, or Development Centers.
- The CBA, created in 2000 as a EADS Corporate University to develop the current executives and prepare the next generation of executives, has focused some of its programmes to prepare actively EADS leaders on internationalisation, improvement and innovation.

In 2006, the Centre for Executive Education of EADS (Domaine de Villepreux) close to Bordeaux has hosted more than 1,000 guests for its second year. This centre has been designed to provide facilities to the whole Group for top management meetings, training sessions and executive seminars.

Mobility

EADS employees are also offered a wide range of mobility opportunities. Mobility at EADS means mobility across functions, BUs and Divisions in its four home countries, France, Germany, Spain and the U.K., as well as appointments to regions such as America or Asia.

As of 31st December 2006, 2,000 EADS employees were recorded as expatriates[1], 75% of them working in one of the European countries.

Remuneration

The total wage bill amounted to €8.73 billion in 2006 (See "Part 1 - 1.2 Financial Statements" - note 7).

Success Sharing Practices

EADS' reward schemes policy is strongly linked to the achievement of individual and Company objectives, both for each Division and for the overall Group. In 2006, a stock option plan and a performance and restricted shares plan have been established for the senior management of the group (See "Part 1 - 2.3.3 Long Term Incentives Plans"). In 2006, no employee offering took place. The employee offering originally scheduled for June 2006 was postponed to March 2007. (See "Part 1 - 2.3.2 Employee Share Ownership Plans").

Since 2005, the success sharing schemes which are implemented in EADS in France, Germany, Spain, and the U.K. follow one set of common rules of the Group, ensuring a consistent application in these four countries.

2.4.3.5 Employee Relations: A Proactive Dialogue

Policy

- *"EADS emphasises its belief that a continuous and high quality social dialogue is key to the Group. In particular, the European Works Council ("EWC") facilitates a pro-active and fluid dialogue with employee representatives.*
- *EADS ensures that the representation of personnel is conducted throughout all its BUs in a constructive atmosphere. This maintains a proper balance between the interests of employees and the economic interests of the Group."*

(2) Scope : approximately 90% EADS.

Performance and Best Practices

European Works Council

On 23rd October 2000, at an early stage of the formation of EADS, the management and employee representatives from the unions and works council operating within EADS in France, Germany, Spain and U.K. signed an agreement for the establishment of the EWC.

- The EWC meets twice a year for information and consultation on evolution of the business and the prospects of the Group.
- The EWC also comprises an economic committee which meets four times a year and focuses on economic matters.
- European sub-committees have also been set up in various BUs such as Airbus, Eurocopter, EADS Astrium and EADS DS and replicate the EADS EWC model.

National committees in France, Germany, and Spain enable dialogue on national matters, under the subsidiarity principle.

In the context of the preparation of the Airbus restructuring programme and the evolution of EADS organisation, and in addition to the legal procedure, informal dialogue process has been agreed with personnel and unions representatives. It thus results in increasing the number of meetings initially planned and in developing cross-divisional coordination and information cascading down for both the preparation and implementation phases.

International Framework Agreement

Placed in the context of globalisation of EADS activities and as an illustration of the continuous dialogue principle the EADS Group and the Group's European Works Council concluded in June 2005 an International Framework Agreement. By this agreement, the signatories expressed their commitment to common principles and social standards which they recognise as fundamental, and which they intend to promote worldwide, in the countries where EADS activities are implemented. EADS and the Group's European Works Council expressed their strong belief that CSR is a key to long-term success.

The European Metalworkers' Federation (EMF) and the International Metalworkers' Federation (IMF) associate themselves with these principles and are, accordingly, co-signatories of the agreement.

The principles contained in the International Framework Agreement are aligned with the general rules of ILO conventions, the OECD Guidelines for Multinational Enterprises and the principles laid down by the UN Global Compact, which EADS signed in October 2003, and they are in compliance with the Code of Ethics.

They cover the fields of equal opportunities and non-discrimination in respect of employment, of working conditions and environmental protection, condemn recourse to child labour, recognise the principles of freedom of association and the protection of trade unions' rights.

EADS expects all its suppliers to recognise and apply the principles of this framework agreement.

Overview of collective agreements/works agreements signed with Unions/Works Councils since 2000

EADS Group Agreements were concluded on the following matters:

- establishment of a European Works Council[2];
- linking personnel to the business performance of the Group[3];
- International Framework Agreement.

- In Germany, Tariff Agreements were concluded in relation to such matters as holiday pay, Christmas bonus, sick pay, and early retirement, as well as agreements with the works council on success sharing, insurance package, company pension, early retirement deferred compensation, suggestion scheme, family and work life balance, disabled people, and time saving system.
- In France, Group Agreements were concluded in relation to such matters as employment issues, union's rights and social dialogue, pre-retirement, management of second half of career, health cost coverage, French national committee and unions coordinators, professional equality and diversity, working time, carreer-long training, new frame for health insurance.
- In Spain, a collective bargaining agreement covering various subjects regarding working time and organisation of work, includes also social benefits such as aid to children of employees, collective transport, retirement, life insurance, loans, prize at retirement, canteens, aids to worker association.

It has to be noted that collective agreements can be signed at the BU level on matters directly related to their specific social perimeters.

(3) Agreement for the establishment of a European Works Council and its sub Committees for information and consultation of the workforce between EADS NV and its Employees Representatives dated 23rd October 2000.

(4) Group Agreement on implementation of a success sharing scheme within EADS- NV Group between Head of EADS NV HR and the EADS NV European Worker Council dated 29th June 2004.

2.5 Corporate Citizenship

2.5.1 Maintaining an Open Dialogue with EADS' Stakeholders

2.5.1.1 Policy

"As one of the largest European companies, EADS is aware of its duties and is willing to develop its contribution to the cultural, educational and social background in the countries where EADS operates. In particular, EADS aims at reinforcing project partnerships with universities and research centres, through, for example, the EADS Research Foundation.
EADS shall do its best to maintain an open dialogue with its stakeholders and to provide clear answers to requests for clarifications within the limits of its obligations."

2.5.1.2 Organisation

EADS' contributions come in different forms; they include sponsorships, donations, or partnerships. Wherever located, EADS contributes to a range of activities, conferences or institutions, which address social, educational, cultural or sport subjects. In most cases, such activities are initiated by EADS local entities which are also in daily contact with relevant stakeholders.

However, EADS has implemented donation guidelines (under the responsibility of EADS Corporate Secretary) as well as sponsoring guidelines (under the responsibility of EADS Corporate Communications) which set out criteria for granting contributions to projects.

The guidelines also provide certain thresholds above which such activity has to be reported to the Corporate Secretary or Corporate Communications respectively and approved at the level of the CEOs.

2.5.1.3 Performance and Best Practices

Sponsorships and Donations

In 2006, EADS contributed more than €2 million to social, cultural, sport or educational projects. A special focus is made on industry-related initiatives and science oriented projects. However, this figure does not include contributions to the EADS Corporate Foundation for Research in France or the FIDAMC in Spain.

EADS contributes to humanitarian activities by donating and giving material or providing air transportation capacities when necessary. Among others, EADS has a long-term partnership with "*Aviation sans Frontières*" ("**ASF**") non-profit organisation in France, Germany and Spain, a humanitarian organisation which provides air transport for, in particular, seriously ill children. In 2006, ASF France escorted the 10,000th child to a medical operation in France.

EADS also encourages its employees who individually participate actively and responsibly to local initiatives which contribute to the overall development of the local communities.

Dialogue with Stakeholders

EADS is always ready to listen to critical voices and welcomes constructive contribution. The Group strives to maintain an open dialogue with any stakeholder who genuinely seeks additional information on EADS businesses, operations or CSR activities.

Particularly, in order to provide the most accurate information to our stakeholders and stockholders, the Group proactively interacts with the main sustainability rating agencies. EADS aims at continuously improving the ways of integrating CSR into its day-to-day business. In keeping with this objective, the agencies' analysis contribute to the EADS efforts in assessing the Group strengths and weaknesses and point out possible gaps in the CSR reporting. They also provide with indication of the benchmark positioning of EADS within the aerospace and defence industry which is currently behind the other industries in terms of CSR reporting.

2.5.2 Encompassing Community Interests in EADS' Global Strategy

2.5.2.1 Policy

- *"EADS is proud of selling its products and providing its services to an increasing number of countries, thanks to the trust placed by international customers in its global reputation.*
- *EADS is conscious of its responsibility as a global company in the spreading of sound international business practices that foster the expansion of a balanced and fair globalisation benefiting all countries.*
- *EADS encourages industrial cooperation with local industries whenever possible in order to support the development of skills and competencies.*
- *EADS supports local initiatives dedicated to the promotion of corporate social responsibility-oriented projects."*

2.5.2.2 Organisation

A function, named Global Industrial Development ("**GID**"), is in charge to design and implement the EADS Group Global Industrial strategy. This function, which was created at the end of 2005, includes a corporate team and a Division network.

Overall EADS organisation tends to implement globalisation in full line with EADS policy. The main driver is to establish, whenever possible, long-term industrial partnerships with balanced benefits between EADS and the local partner.

2.5.2.3 Performance and Best Practices

In 2006, EADS made significant breakthroughs for globalisation. Among others, EADS prepared the ground to significantly enhance industrial footprints in India and China.

The EADS Technology Centre India is expected to open in 2008 in Bangalore. It will host both EADS subsidiaries and suppliers performing engineering, software development and technical publication activities. This will represent in total up to 2,000 jobs creation in the next 10 years.

Eurocopter has started with a Chinese partner the joint development of EC 175, a new multipurpose helicopter. At the same time, Airbus is preparing the establishment of an A320 Final Assembly Line in Tianjin province, which should start operations in 2008.

These milestones in India and China confirm the commitment of the EADS Group to globalize its industrial footprint in strategic countries, through win-win association with the local partners. While EADS expects to benefit from sustainable market access and high skilled resources in specific activities, the country benefits from the development of its local aerospace industry, with the creation of hundreds of jobs in core activities such as engineering and final aircraft assembly.

3 GENERAL DESCRIPTION OF THE COMPANY AND ITS SHARE CAPITAL

3.1 General Description of the Company

3.1.1 Commercial and Corporate Names, Seat and Registered Office

Commercial Name: EADS

Corporate Name: European Aeronautic Defence and Space Company EADS N.V.

Registered Office: Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, the Netherlands

Seat *(statutaire zetel)*: Amsterdam

Tel: +31.20.655.48.00

Fax: +31.20.655.48.01

3.1.2 Legal Form

The Company is a public limited liability company (*naamloze vennootschap*) organised under the laws of the Netherlands.

As a company operating worldwide, EADS is subject to, and operates under, the laws of each country in which it conducts business.

3.1.3 Governing Laws

The Company is governed by the laws of the Netherlands, in particular by Book 2 of the Dutch Civil Code and by its Articles of Association (the "**Articles of Association**"). The shares of the Company have been admitted for trading at the Traded but Not Listed Segment of Euronext Amsterdam.

The Company is subject to various legal provisions of the Dutch Financial Supervision Act *(Wet op het financieel toezicht)* (the "**WFT**"). These are summarised below.

Pursuant to section 5:60 of the WFT, certain persons discharging managerial responsibilities within the Company and, where applicable, persons closely associated with them (together "**Insiders**", as defined below) must notify the Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten* (the "**AFM**")) of all transactions conducted on their own account relating to shares of the Company, or to derivatives or other financial instruments linked to them. In principle, failure to comply with the requirements of the WFT is a criminal offence punishable by criminal and administrative penalties in the Netherlands.

In particular, "**Insiders**" include (i) members of the Board of Directors and the Executive Committee of the Company, (ii) certain senior executives, (iii) persons closely associated with any person mentioned under categories (i) and (ii) (including their spouses, dependent children and other relatives who have shared the same household), and (iv) legal entities, trusts or partnerships whose managerial responsibilities are discharged by any person referred to in point (i), (ii) or (iii) or which are directly or indirectly controlled by such a person, or that have been set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such a person.

Pursuant to Dutch law, EADS has adopted specific internal insider trading rules (the "**Insider Trading Rules**"), in order to ensure the confidentiality of sensitive company information, the transparency of EADS share trading and the compliance of EADS share trading rules with share trading regulations applicable in the Netherlands, France, Germany and Spain (for examples of Dutch, German, Spanish and French disclosure requirements applicable to members of the Board of Directors and the Executive Committee, see "3.1.11 Disclosure of Holdings – Disclosure Requirements for Members of the Board of

Directors and of the Executive Committee"). Pursuant to the Insider Trading Rules, (i) all employees and directors are prohibited from conducting transactions in EADS shares or stock options if they have inside information, and (ii) certain persons are only allowed to trade in EADS shares or stock options within very limited periods and have specific information obligations to the compliance officer of the Company and the competent financial market authorities with respect to certain transactions. The updated version of the Insider Trading Rules effective 1st January 2007 is available on the Company's website.

Hans Peter Ring, Chief Operating Officer for Finance of EADS, was appointed Compliance Officer by the Board of Directors of EADS. The Compliance Officer is essentially responsible for the implementation of the Insider Trading Rules and for reporting to the AFM.

Pursuant to section 5:59 paragraph 7 of the WFT, the Company has to maintain a list with all persons working for it by virtue of a labour relationship or otherwise, who may have access to inside information. Equivalent requirements exist under French, German and Spanish law.

In addition, given the fact that its shares are admitted for trading on a regulated market in France, Germany and Spain, the Company is subject to certain laws and regulations in these three jurisdictions. A summary of the main regulations applicable to the Company in relation to information to be made public in these three jurisdictions is set out below.

3.1.3.1 Periodic Disclosure Obligations

Pursuant to the Directive 2004/109/EC on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (the "**Transparency Directive**"), EADS is required to disclose certain periodic and ongoing information (the "**Regulated Information**"). The expiry date for the implementation of the Transparency Directive by the Member States of the European Community was 20th January 2007.

Pursuant to the Transparency Directive, EADS must disseminate Regulated Information throughout the European Community in a manner ensuring fast access to such information on a non-discriminatory basis. For this purpose, EADS may use a professional service provider (wire). In addition, Regulated Information must be filed at the same time with the relevant competent market authority. EADS shall then ensure that Regulated Information remains publicly available for at least five years.

Finally, Regulated Information must be made available for central storage by a mechanism that is to be officially designated by the issuer's home member state.

Dutch Regulations

For the purpose of the Transparency Directive, supervision of EADS is effected by the member state in which it maintains its registered office, which is the Netherlands. In addition, the competent market authority that shall assume final responsibility for supervising compliance by EADS shall be the competent market authority designated in the Netherlands, the AFM.

As of the date of this document, the Netherlands has implemented provisions in respect of the requirements on notification of the acquisition of disposal on major holdings and major proportions of voting rights held by shareholders (See "3.1.11 Disclosure of Holdings"), but not in relation to other disclosure requirements.

Once the Transparency Directive is fully implemented in the Netherlands, EADS will be subject to a number of periodic disclosure requirements, such as:

- publishing a financial report, together with an audit report drawn up by an external accountant, ultimately four months after the end of each financial year;
- publishing a semi-annual financial report covering the first six months of the financial year ultimately two months after the end of the first six months of the financial year; and
- publishing quarterly financial information.

In addition to the requirements of the Transparency Directive, pursuant to section 5:15 of the WFT, resulting from the implementation of the EC Directive 2003/71 dated 4th November 2003, the Company may prepare a registration document, the purpose of which is to provide legal and financial information on the Company (shareholding, activities, management, recent events, possible evolution and other financial information). In practice, the registration document of the Company may be used as a prospectus provided it is supplemented with a securities note and a summary approved by the AFM. Such registration document is filed for approval with the AFM and, once approved, is made available to the public.

Additionally, and pursuant to section 5:24 of the WFT also resulting from the implementation of the EC Directive 2003/71, the Company is required to provide at least annually a list of certain corporate and financial documents or other information that it has published or made available to the public over the last 12 months and details of where these documents can be obtained (see "3.5 Annual Securities Disclosure Report").

French Regulations

Since the Transparency Directive has been implemented in France on 20th January 2007, EADS is no longer obliged to comply with certain disclosure obligations pursuant to the general regulations of the *Autorité des marchés financiers* (the "**AMF**").

In line with the requirement set forth in the Transparency Directive to disseminate Regulated Information throughout the European Community, EADS is required to provide simultaneously in France the same information as that provided abroad.

German Regulations

Since the Transparency Directive has been implemented in Germany on 20th January 2007, EADS is no longer obliged to comply with certain German law disclosure obligations according to the German Stock Exchange Act (*Börsengesetz*) and the German Stock Exchange Admissions Regulation (*Börsenzulassungs-Verordnung*).

Due to the listing of the Company's shares in the *amtlicher Markt* (specifically, in the sub-segment of the *amtlicher Markt, the Prime Standard*) on the Frankfurt Stock Exchange, the Company is subject to the post-listing obligations described below. In addition, the Company is included in the selection index MDAX, the MidCap index of *Deutsche Börse AG*.

According to sections 62 and 63 of the Exchange Rules (*Börsenordnung*) of the Frankfurt Stock Exchange, the listing in the *Prime Standard* of the *amtlicher Markt* results in the obligation of the Company to publish consolidated annual accounts as well as quarterly reports.

In addition, the Company is required as a result of its listing in the *amtlicher Markt (Prime Standard)* to prepare a continuous update of a corporate action timetable at the beginning of each fiscal year. The Company is also required to hold a meeting of analysts at least once a year in addition to the press conference regarding the balance sheet.

Save for certain exemptions, the Company has to apply for admission of shares issued at a later date to the *amtlicher Markt* of the Frankfurt Stock Exchange, see section 69 of the German Stock Exchange Admissions Regulation.

Spanish Regulations

As of the date of this document, the Transparency Directive has not been implemented in Spain yet. Therefore, pending the implementation of the Transparency Directive in Spain, EADS remains subject to the following regulations as set out below.

Pursuant to the Ministerial Order of 18th January 1991, the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and with the relevant Spanish stock exchange authorities (who will disclose it to the market), relevant information regarding its financial situation for each half year and which is communicated, for each 30th June and 31st December, no later than the following 1st September and 1st March respectively. If after this communication the annual accounts are produced by the Board of Directors and they do not conform with the half-yearly information for 31st December, the Board of Directors must disclose this inconsistency in the following ten trading days. An exemption from the obligation to publish quarterly information of a financial or economic nature was obtained from the CNMV.

According to Article 35 of the Spanish Securities Market Act 24/1988, of 28th July 1988, as amended (the "**Spanish Securities Act**") and Order EHA/3050/2004 of 15th September, the Company must provide detailed information, including, without limitation, the number and amount of the transactions, in relation to every transaction carried out with any related party in the half-yearly information which the Company is required to file with the CNMV and the Spanish Stock Exchanges, without prejudice to information to be included in the annual corporate governance report to be filed with the CNMV on an annual basis (the "**Annual Corporate Governance report**") pursuant to the Ministry of Economy Order 3722/2003 dated 26th December 2003 (the "**Ministerial Order**").

Pursuant to the Spanish Securities Act, the Company has to provide detailed information about transactions carried out with (i) directors which are outside the ordinary activity of the Company or which are not in market conditions; and (ii) any related party transaction which are material due to their amount or for an adequate understanding of the public economic information.

EADS discloses such information in its Registration Document.

3.1.3.2 Ongoing Disclosure Obligations

Pursuant to the Transparency Directive, Regulated Information includes in particular inside information as defined pursuant to article 6 of Directive EC/2003/6 on insider dealing and market manipulation (the "**Market Abuse Directive**"). Such information must be disseminated throughout the European Community (see introduction to section "3.1.3.1 Periodic Disclosure Obligations")

Inside information shall mean information of a precise nature which has not been made public, relating, directly or indirectly, to one or more issuers of financial instruments or to one or more financial instruments and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments.

Inside information must be disclosed to the markets as soon as possible. However, an issuer may under his own responsibility delay the public disclosure of inside information such as not to prejudice his legitimate interests provided that such omission would not be likely to mislead the public and provided that the issuer is able to ensure the confidentiality of that information.

Dutch Regulations

Upon implementation of the Transparency Directive into Dutch law, EADS will disclose and disseminate throughout the European Community any inside information pursuant to the requirements that shall be set out under such law, which has not been yet defined in the Netherlands.

French Regulations

Upon implementation of the Transparency Directive into the general regulations of the AMF (the "**AMF General Regulations**") on 20th January 2007, the French requirements to publish inside information in France according to Article 223-1 and following of the AMF General Regulations no longer apply to EADS.

However, any inside information as defined above will be disclosed in France beyond the means of dissemination throughout the European Community, as it will be organised under Dutch law implementing the Transparency Directive so as to provide simultaneously in France equivalent information as that provided abroad.

German Regulations

Upon implementation of the Transparency Directive into German law on 20th January 2007, the German requirements to publish inside information according to Section 15 of the Securities Trading Act (*Wertpapierhandelsgesetz*) no longer apply to EADS.

However, any inside information as defined above will be disclosed in Germany beyond the means of dissemination throughout the European Community, as it will be organised under Dutch law implementing the Transparency Directive so as to provide simultaneously in Germany equivalent information as that provided abroad.

Spanish Regulations

The following provisions apply to the Company but may be affected once the Transparency Directive is fully implemented in Spain.

Pursuant to Article 82 of the Spanish Securities Act, the Company is required to make public, as soon as possible, any fact or decision that may substantially affect the quotation of its shares. Any such relevant event must be notified to the CNMV as quickly and as efficiently as possible, always prior to its communication to third parties or other means of publication and, in any event, as soon as the relevant fact is known, the relevant decision has been made or, the relevant agreement has been executed, as the case may be. Wherever possible, the relevant event should be notified to the CNMV after the close of the markets on the day of notification so as to avoid impacting on the quotation of the Company's shares in the corresponding trading session. Furthermore, pursuant to Article 117 of the Spanish Securities Act, the Company must post details of any relevant event on its website. Under certain circumstances, the CNMV may authorize the issuer not to make public relevant information, which may affect its legitimate interests.

Pursuant to the Royal Decree 1333/2005 of 11th November 2005 (the "**MAD Royal Decree**") the Company must try to ensure that the relevant information is disclosed simultaneously to all type of investors in the member states of the European Union where it is listed.

Pursuant to the Spanish Securities Act and the "Ministerial Order" and Circular 1/2004 of 17th March 2004 of the CNMV (the "**Circular**"), the Company is required:

(i) to have rules of the Board of Directors which must be filed with the CNMV and published on the Company's website;

(ii) to file with the CNMV a description of the relevant Dutch law provisions and provisions in the Articles of Association governing the conduct of shareholders' meetings and post such description on its website;

(iii) to have a website which must contain as a minimum the information specified in the Ministerial Order and the Circular;

(iv) to file a corporate governance report with the CNMV on an annual basis (the "**Annual Corporate Governance Report**") which must contain the information specified in the Ministerial Order and the Circular; and

(v) in respect of the provisions of any shareholders' agreement which relate to the exercise of voting rights at shareholders' meetings or restrictions or conditions on the free transferability of shares or convertible bonds, to (a) provided the Company is a party to the shareholders' agreement, file such provisions with the CNMV who will then publish the provisions as a relevant event, (b) post the provisions on the Company's website, unless the CNMV exempts the Company from doing so, and (c) set out details of the provisions in the Annual Corporate Governance Report.

3.1.4 Date of Incorporation and Duration of the Company

The Company was incorporated on 29th December 1998 for an unlimited duration.

3.1.5 Objects of the Company

Pursuant to Article 2 of the Articles of Association, the objects of the Company are to hold, co-ordinate and manage participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in:

(a) the aeronautic, defence, space and/or communication industry; or

(b) activities that are complementary, supportive or ancillary thereto.

3.1.6 Commercial and Companies Registry

The Company is registered with the Registry of the Chamber of Commerce of Amsterdam *(Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam)* under number 24288945.

3.1.7 Inspection of Corporate Documents

The Articles of Association are available for inspection in Dutch at the Chamber of Commerce of Amsterdam.

Pursuant to Article 57 of the French Decree n° 84-406 of 30th May 1984, a certified copy of a translation in French of the Articles of Association has been filed with the *Greffe* of the *Tribunal de commerce* of Paris. It is also available at the Head office of EADS in France (37, boulevard de Montmorency, 75016 Paris, France, Tel.: 00 33 1 42 24 24 24). In the event of amendments being made to the Articles of Association, an updated certified copy of the translation in French thereof will be filed with the *Greffe* of the *Tribunal de commerce* of Paris and made available at the Head office of EADS in France.

In Germany, the Articles of Association are available at the Head office of EADS in Germany (81663 Munich, Germany, Tel.: 00 49 89 60 70).

In Spain, the Articles of Association are available at the CNMV and at the Head office of EADS in Spain (Avda. Aragón 404, 28022 Madrid, Spain, Tel.: 00 34 91 585 70 00).

3.1.8 Financial Year

The financial year of the Company starts on 1st January and ends on 31st December of each year.

3.1.9 Allocation and Distribution of Income

3.1.9.1 Dividends

The Board of Directors shall determine which part of the profits of the Company shall be attributed to reserves. The remaining distributable profit shall be at the disposal of the shareholders' meeting.

The shareholders' meeting may resolve (if so proposed by the Board of Directors) that all or part of a dividend shall be paid in shares of the Company as opposed to cash.

The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration. Declared dividends shall be payable within four weeks of such declaration unless another date for payment is proposed by the Board of Directors and approved by the shareholders' meeting.

Dividends, interim dividends and other distributions on shares shall be paid by bank transfer to the bank or giro accounts designated in writing to the Company by, or on behalf of, shareholders at the latest 14 days after their announcement.

3.1.9.2 Liquidation

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses shall be distributed amongst the holders of the shares in proportion to their shareholdings.

3.1.10 General Meetings

3.1.10.1 Calling of Meetings

Shareholders' meetings are held as often as the Board of Directors deems necessary or upon the request of shareholders holding, individually or together, at least 10% of the total issued share capital of the Company.

The Board of Directors must give notice of general meetings in at least one of the Netherlands' national daily newspapers, at least one international daily newspaper and at least one daily newspaper in each of the countries in which the Company's shares are listed. Such publication must be made at least 15 days before the day of the meeting, not counting the day on which notice was given, and shall state either the matters to be considered at such meeting or that the agenda is open to inspection by the shareholders at the offices of the Company and at such other locations as may be specified in the notice.

The annual shareholders' meeting of the Company is held within six months of the end of the financial year.

Shareholders' meetings are held in Amsterdam, Den Haag, Rotterdam or *Haarlemmermeer* (Schiphol Airport). The Board of Directors may decide that shareholders' meetings may be attended by means of electronic or video communication devices from the locations mentioned in the convening notice.

The Board of Directors must announce the date of the annual shareholders' meeting at least two months before the meeting. Requests made by one or more shareholders collectively representing at least 1% of the issued share capital (or shares having an aggregate market value of €50 million), to put items on the agenda for the annual shareholders' meeting, must be effected by the Board of Directors, if such requests to the Board of Directors have been made at least six (6) weeks prior to the date scheduled for the meeting except if, in the opinion of the Board of Directors, important interests of the Company prevail over the insertion of such items into the agenda.

3.1.10.2 Right to attend Meetings

Each holder of one or more shares may attend shareholders' meetings, either in person or by written proxy, to speak and to vote according to the Articles of Association. See "— 3.1.10.4 Conditions of Exercise of Right to Vote".

A shareholder or person who has the right to attend a meeting can see to it that he is represented by more than one proxy holder, provided that only one proxy holder can be appointed for each share.

In relation to holders of registered shares, the Board of Directors may provide in the convening notice that those persons are recognised as authorised to exercise the rights to attend, speak and vote at the shareholders' meetings, who at the point in time mentioned in the convening notice are authorised to exercise those rights and as such have been registered in the register appointed for the purpose by the Board of Directors, irrespective of who is authorised to exercise those rights on the day of the meeting.

Any person who is entitled to exercise the rights set out in the above paragraph (either in person or by means of a written proxy) and is attending the meeting from another location (see "— 3.1.10.1 Calling of Meetings") in such manner that the person(s) acting as chairman/chairmen of the meeting is/are convinced that such person is properly participating in the meeting, shall be deemed to be present or represented at the meeting, shall be entitled to vote and shall be counted towards a quorum accordingly.

As a prerequisite to attending the shareholders' meeting and to casting votes, the holders of bearer shares and those who derived the aforementioned rights from these shares shall be obliged to deposit their share certificate or the documents evidencing their rights against receipt, at such locations as shall be determined by the Board of Directors and stated in the convening notice.

Such convening notice shall also state the day which has been fixed as the final day on which the share certificates and the documents evidencing the aforementioned rights may be deposited. That day may not be earlier than five business days, but in each case not earlier than the seventh day, prior to the meeting.

As far as registered shares are concerned, the Board of Directors should be informed in writing within the timeframe mentioned in the two preceding sentences of the intention to attend the meeting.

Holders of shares that are registered in the shareholders' register kept in Amsterdam have the option of holding them through Euroclear France S.A. In this case the shares are registered in the name of Euroclear France S.A.

Shareholders holding their EADS shares through Euroclear France S.A. who wish to attend general meetings will have to request from their financial intermediary or accountholder an admission card and be given a proxy to this effect from Euroclear France S.A. in accordance with the instructions specified by the Company in the convening notice. For this purpose, a shareholder will also be able to request that it be registered directly (and not through Euroclear France S.A.) in the register of the Company. However, only shares registered in the name of Euroclear France S.A. may be traded on the stock exchanges.

In order to exercise their voting rights, the shareholders will also be able, by contacting their financial intermediary or accountholder, to give their voting instructions to Euroclear France S.A. or to any other person designated for this purpose, as specified by the Company in the convening notice.

In light of recent changes of Dutch law, the Board of Directors will propose to the Annual General Meeting of Shareholders to be held on 4th May 2007, to amend the Articles of Association of the Company to the effect that they include the possibility for EADS to (i) set a "registration date" at which the persons entitled to attend and vote at the shareholders' meetings are recorded for this purpose irrespective of who is shareholder at the time of the meeting, and (ii) provide for electronic means of convocation, attendance and voting at the shareholders' meetings. The introduction of such electronic means will depend on the availability of the necessary technical means and the market practice.

3.1.10.3 Majority and Quorum

All resolutions are adopted by means of a simple majority of the votes cast except when a qualified majority is prescribed by the Articles of Association or by Dutch law. No quorum is required for any shareholders' meeting to be held. Dutch law requires a special majority for the passing of certain resolutions: inter alia, capital reduction, exclusion of pre-emption rights in connection with share issues, statutory mergers or statutory demergers; the passing of such resolutions requires a majority of two-thirds of the votes cast if 50% of the share capital with voting rights is not present at the meeting (or otherwise a simple majority). In addition, resolutions to amend the Articles of Association or to dissolve the Company shall only be capable of being adopted with a majority of at least two-thirds of the valid votes cast at a shareholders' meeting, whatever the quorum present at such meeting.

Pledgees of shares and beneficiaries of a usufruct, which do not have voting rights, do not have the right to attend and to speak at shareholders' meetings. The owners of shares which are subject to a pledge or a usufruct, which do not have voting rights, are entitled to attend and to speak at shareholders' meetings.

3.1.10.4 Conditions of Exercise of Right to Vote

In all shareholders' meetings, each shareholder has one vote in respect of each share it holds.

A shareholder whose shares are subject to a pledge or usufruct shall have the voting rights attaching to such shares unless otherwise provided by law or by the Articles of Association or if, in the case of a usufruct, the shareholder has granted voting rights to the usufructuary. Pursuant to the Articles of Association and subject to the prior consent of the Board of Directors, a pledgee of shares in the Company may be granted the right to vote in respect of such pledged shares.

Article 25 (paragraph 2 and 3) of EADS Articles of Association provides that "The right to vote can be granted to an usufructuary. The right to vote can be granted to a pledgee, but only with the prior consent of the Board of Directors. No vote may be cast at the general meeting of shareholders on a share that is held by the Company or a subsidiary; nor for a share in respect of which one of them holds the depository receipts. Usufructuaries and pledgees of shares that are held by the Company or its subsidiaries are, however, not excluded from their voting rights, in case the right of usufruct or pledge was vested before the share was held by the Company or its subsidiary."

3.1.11 Disclosure of Holdings

Pursuant to the WFT, any person who, directly or indirectly, acquires or disposes of an interest in the capital or voting rights of the Company must immediately give written notice to the AFM by means of a standard form, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person meets, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Once in every calendar year, every holder of an interest in the share capital or voting rights of 5% or more in the Company must renew its notification to reflect changes in the percentage held in the share capital or voting rights of the Company, including changes as a consequence of changes in the total issued share capital. The disclosures are published by the AFM on its website (www.afm.nl).

In order to comply with these disclosure rules under the WFT, the Board of Directors will propose to the Annual General Meeting of Shareholders to be held on 4th May 2007, to amend the Articles of Association of the Company to the effect that they reflect the obligation for shareholders to notify the competent authorities when crossing thresholds in the share capital and/or voting rights of EADS set at: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Such notification shall also be made to EADS pursuant to a requirement set out in the Articles of Association. Previously, such thresholds were set at 5%, 10%, 25%, 33 1/3%, 50%, 66 2/3% and over.

Upon implementation of the Transparency Directive into German law on 20th January 2007, EADS is no longer required to publish changes of voting rights pursuant to the German Securities Trading Act *(Wertpapierhandelsgesetz).*

Until the Transparency Directive is implemented in Spain, the Company has to inform the CNMV and the Spanish Stock Exchanges of any disclosure of holdings exceeding the above-mentioned thresholds that it receives.

The Articles of Association also require that any person acquiring directly or indirectly or with others with whom it is acting in concert more than one tenth of the issued share capital or voting rights of the Company must notify the Company of its intentions (i) to buy or sell shares of the Company in the following 12 months; (ii) to continue or to stop acquiring shares or voting rights of the Company; (iii) to acquire control of the Company; or (iv) to seek to designate a member of the Board of Directors of the Company. The Company will provide the AMF with the information received in this context.

The AMF has indicated that it will publish a notice concerning any communication so transmitted. The CNMV and the Spanish Stock Exchanges will publish all such notifications received[5].

Failure to comply with the legal obligation to notify a change in range of thresholds under the WFT is a criminal offence punishable by criminal and administrative penalties as well as civil law penalties, including the suspension of voting rights.

(5) These provisions may be affected once the Transparency Directive is implemented in Spain.

Disclosure Requirements for Members of the Board of Directors and the Executive Committee

Disclosure of holdings

In addition to the WFT requirements regarding disclosure of holdings, members of the Board of Directors must report to the AFM the number of shares in EADS and attached voting rights[6] held by him or an entity controlled by him, within two weeks following their appointment as director, whether or not such shareholdings reach specified thresholds. Subsequently, any member of the Board of Directors is required to notify to the AFM any changes in such number of shares in EADS and attached voting rights.

The Company has to inform the AMF, the German Federal Financial Supervisory Authority, the CNMV and the Spanish Stock Exchanges of any disclosure of holdings by the Directors involving shares of the Company that it receives. The CNMV and the Spanish Stock Exchanges will publish such received notifications. In addition, the Company must update the information contained in its website related to holding of shares by Directors[7].

Disclosure of transactions carried out on any securities issued by the Company

Pursuant to section 5:60 of the WFT, certain persons discharging managerial responsibilities within the Company (*i.e.*, for EADS, the members of the Board of Directors and of the Executive Committee) and, where applicable, persons closely associated with them must in principle notify the AFM of all transactions conducted for their own account relating to shares of the Company, or to derivatives or other financial instruments linked to them. These persons have to notify the AFM of the transactions within five trading days unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year.

According to paragraph 15a of the German Securities Trading Act, persons with significant managerial responsibility with respect to the Company (i.e., for EADS, the members of the Board of Directors and the members of the Executive Committee), or the persons closely associated with them, must disclose transactions conducted for their own account involving shares of the Company or financial instruments that relate to those shares, especially derivatives. These persons have to notify the Company and the German Federal Financial Supervisory Authority of the transactions within five trading days unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year. Upon implementation of the Transparency Directive into German law on 20 January 2007, EADS is no longer required to publish such notifications on its website or in a German supra-regional mandatory stock exchange newspaper.

Pursuant to Spanish law, EADS must report to the CNMV and the Spanish Stock Exchanges any disclosures of transactions it receives and which are carried out by the members of the Board of Directors on both EADS shares and derivative instruments linked to them made under the law applicable to the Company (i.e., Dutch law). However, these requirements may be affected once the Transparency Directive is fully implemented in Spain.

Pursuant to Articles 223-22 to 223-25 of the AMF General Regulations, directors, persons with significant managerial responsibility with respect to the Company and having access on a regular basis to inside information about the Company (members of the Board of Directors and members of the Executive Committee), and, where applicable, any person closely associated with them, must report by e-mail to the AMF, within a period of five trading days following completion, any transactions in securities of the Company carried out by these persons, unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions carried out in a calendar year. The AMF makes such disclosure information publicly available on its website. In addition, the Company must establish, update and provide the AMF with a list detailing the persons with significant managerial responsibility with respect to the Company and having access on a regular basis to inside information about the Company.

3.1.12 Mandatory Tender Offers

3.1.12.1 Takeover Directive

The Directive 2004/25/EC on takeover bids (the "**Takeover Directive**") sets forth the principles governing the allocation of laws applicable to EADS. The applicable laws refer to the rules of the Netherlands and the rules of the European Union Member State of the competent authority that must be chosen by EADS from among the various market authorities supervising the markets where its shares are listed.

(6) In this context, the term «shares» also includes for example depositary receipts for shares and rights resulting from an agreement to acquire shares or depositary receipts for shares, specifically call options, warrants, and convertible bonds. Equally, the term 'voting rights' also includes actual or contingent rights to voting rights (e.g., embedded in call options, warrants or convertible bonds).

(7) These provisions may be affected once the Transparency Directive is implemented in Spain.

For EADS, matters relating to the consideration offered in the case of a bid, in particular the price, and matters relating to the bid procedure, in particular the information on the offeror's decision to make a bid, the contents of the offer document and the disclosure of the bid, shall be determined by the laws of the European Union Member State having the competent authority, which will be selected by EADS at a future date.

For EADS, matters relating to the information to be provided to the employees of EADS and matters relating to company law, in particular the percentage of voting rights which confers control and any derogation from the obligation to launch a bid, the conditions under which the Board of Directors of EADS may undertake any action which might result in the frustration of the bid, and the applicable rules and the competent authority shall be dealt with in accordance with Dutch law.

It is expected that the Takeover Directive will be implemented soon into Dutch law, which may affect the requirements set out below.

3.1.12.2 Articles of Association

Pursuant to Article 15 of the Articles of Association, in the event that a direct or indirect acquisition of shares in the Company results in a person acting alone or in concert (as defined in the WMZ) holding shares or voting rights where the control over the number of shares or votes reaches or exceeds 33 1/3% of the issued share capital of the Company then such person(s) is (are) required to make an unconditional public offer to all shareholders to acquire all of their shares or to procure that such an offer is made. Such offer must comply with all of the applicable regulatory or other legal requirements in each jurisdiction in which the Company's shares are listed.

Pursuant to Article 16 of the Articles of Association, in the event of a failure to launch such an offer (or if the offer does not satisfy the relevant legal or regulatory requirements in each of the jurisdictions where the Company's shares are listed) within two months after notification to the Company of shareholdings reaching or exceeding 33 1/3% or failing such notification, within a period of 15 days of receipt of notice from the Board of Directors confirming the obligation to make the public offer, then any person(s) who is (are) required to make the offer shall within the period specified by the notice sent by the Board of Directors exchange for depository receipts to be issued by the *Stichting Administratiekantoor EADS* (the "**Foundation**"), such percentage of shares they hold over and above the 33 1/3% of the shares issued by the Company (the "**Excess Percentage**"). From the date specified in the notice sent by the Board of Directors, the right to attend meetings, to vote and to receive dividends shall be suspended in respect of the Excess Percentage. If, within a period of 14 days from a further notice from the Board of Directors, the person required to exchange his shares representing his Excess Percentage for depository receipts still has not done so, then the Company is irrevocably authorised to exchange such shares for depository receipts issued by the Foundation. The constitutive documents of the Foundation provide that the Foundation shall not have the right to attend shareholders' meetings of the Company as a shareholder, to speak at such meetings and to exercise the voting rights attached to the shares it holds, except if, in the view of the Board of Directors of the Foundation (comprising the two independent Directors and one of the two Chief Executive Officers of EADS), such action is required for the performance of the mandatory offer provisions in the Articles of Association.

The obligation to make a public offer does not apply in the following situations:

(i) to a transfer of shares to the Company itself or to the Foundation;

(ii) to a securities custody, clearing or settlement institution acting in that capacity, provided that the provisions of Article 16 of the Articles of Association described above shall be applicable where shares are held for persons acting in breach of the provisions of Articles 15 and 16 of the Articles of Association described above;

(iii) to a transfer of shares by the Company or to an issue of shares by the Company on a merger or on an acquisition by the Company of another company or business;

(iv) to a transfer of shares from one party to another party who is a party to an agreement as envisaged in the WMZ to define "concert parties" where the agreement is entered into before 31st December 2000 (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) except that this exemption will not apply to a new party that individually or with its subsidiaries and/or group companies holds at least 33 1/3% of the control over shares or votes in the Company; this exemption is intended to exclude the parties to the Participation Agreement (See "3.3.2 Relationships with Principal Shareholders") as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties from the obligation to make the mandatory offer in the event of a transfer of shares between themselves; or

(v) to a transfer by a shareholder to a subsidiary in which it holds more than 50% or by a shareholder to a company which holds more than 50% in such transferring shareholder.

It is expected that the Takeover Directive will be implemented soon into Dutch law, which may affect the requirements set out above.

3.1.12.3 Spanish Law

Until the Takeover Directive is implemented in Spain, the following provisions apply to the Company:

Spanish securities legislation sets forth specific provisions which are applicable in the event an investor acquires, directly or indirectly, certain percentages of the share capital of a company listed on a Spanish Stock Exchange, because they are deemed to be significant. These provisions, set forth in Article 1 of the Royal Decree 1197/1991, of 26th July, regarding Takeover Bids, amended by Royal Decree 432/2003, of 11th April, provide that said investor will have to offer to acquire the following percentages: the offer must be (a) for at least 10% if the investor acquires 25% of the shares, or other securities (such as subscription rights, convertible debentures, warrants, or any other similar securities that may directly or indirectly entitle such investor to subscribe or acquire shares) or a threshold that, without reaching such percentage, enables the appointment of a number of directors who, together with those already appointed, if any, represent more than 1/3 and less than 1/2 plus one of the total directors of the target company, or, if the investor already holds between 25% and 50%, and intends to purchase an additional 6% within the following 12 months, and (b) for 100% in the event that the investor reaches or exceeds the threshold of 50% or a threshold that, without reaching such percentage, enables the appointment of a number of directors who, together with those already appointed, if any, represent more than 1/2 of the total directors of the target company. Given the different thresholds set forth in Article 1 of the Royal Decree 1197/1991 and in Article 15 of the Articles of Association of EADS (which in short requires, in principle, that a tender offer for 100% of the share capital be launched in the event a shareholder controls (alone, or in concert with shareholders) directly or indirectly a number of shares or voting rights exceeding 33 1/3% of the share capital of EADS, as described above), *Sociedad Estatal de Participaciones Industriales* ("**SEPI**"), a minority shareholder of EADS, taking the stand that the Royal Decree 1197/1991 is not applicable to EADS, as a Dutch company listed in three different countries (Spain, France and Germany), the Articles of Association of which duly provide that a tender offer must be launched whenever control of 33 1/3% of the share capital is taken, consulted on this issue, on behalf of EADS, with the CNMV, which confirmed in writing that 'the event posed does not fall within those contemplated in the aforementioned Royal Decree 1197/1991' and, therefore, said Royal Decree 1197/1991 is not applicable to EADS.

In addition, the CNMV, responding to a request from certain shareholders of EADS, stated in a letter dated 19th June 2000 that the Royal Decree 1197/1991 dated 26th July 1991 relating to takeover bids does not apply to transfers of shares between parties in the EADS shareholders agreements, provided such transfers are made within the framework of the shareholders agreements and that such agreements remain in force.

3.2 General Description of the Share Capital

3.2.1 Modification of Share Capital or Rights Attaching to the Shares

Unless such right is limited or eliminated by the shareholders' meeting as described below, holders of shares have a pre-emptive right to subscribe for any newly issued shares *pro rata* to the aggregate nominal value of shares held by them, except for shares issued for consideration other than cash and shares issued to employees of the Company or of a Group company. For the contractual position as to pre-emption rights, see "3.3.2 Relationships with Principal Shareholders".

The shareholders' meeting has the power to issue shares. The shareholders' meeting may also authorize the Board of Directors for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances.

The shareholders' meeting also has the power to limit or to exclude pre-emption rights in connection with new issues of shares, and may authorize the Board of Directors for a period of no more than five years, to limit or to exclude preemption rights. All resolutions in this context must be approved by a two-thirds majority of the votes cast during the shareholders' meeting in the case where less than half of the capital issued is present or represented at said meeting.

A resolution will be submitted to the annual shareholders' meeting of EADS to be held on 4th May 2007 in order to authorize the Board of Directors to issue shares representing up to 1% of the Company's authorised share capital from time to time, to grant rights to subscribe for shares for a period up to and including the date of the annual shareholders' meeting to be held in 2009 and also in the case where the subscription rights may be exercised thereafter, and to determine the terms and conditions of the shares issuances. Further resolutions will be submitted to such shareholders' meeting to authorize the Board of Directors to limit or exclude the preferential subscription rights for the period up to and including the date of the annual shareholders' meeting to be held in 2009.

The shareholders' meeting may reduce the issued share capital by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to the Articles of Association, the latter requiring the approval of at least two-thirds of the votes cast at the general meeting. In the annual general of shareholders to be held on 4th May 2007, it will be proposed to cancel up to a maximum of 4,568,405 shares.

3.2.2 Issued Share Capital

As at 31st December 2006, the Company's issued share capital is €815,931,524 comprising 815,931,524 shares of a nominal value of €1.0 each.

3.2.3 Authorised Share Capital

As at 31st December 2006 the authorised share capital of the Company is €3 billion comprising 3,000,000,000 shares of €1.0 each.

3.2.4 Securities Granting Access to the Company's Capital

Except for stock options granted for the subscription for EADS shares (See "Part 1 - 2.3.3 Long Term Incentive Plans"), there are no securities that give access, immediately or over time, to the share capital of EADS.

The table below shows the total potential dilution that would occur if all the stock options issued as at 31st December 2006 were exercised:

EADS' potential share capital	Number of shares	Dilution percentage in capital	Number of voting rights	Dilution percentage in voting rights*
Total number of EADS shares issued as of 31st December 2006	815,931,524	96.34%	807,427,380	96.30%
Total number of EADS shares which may be issued following exercise of stock options	31,028,689	3.66%	31,028,689	3.70%
Total potential EADS share capital	**846,960,213**	**100%**	**838,456,069**	**100%**

(*) The potential dilutive effect on capital and voting rights of the exercise of these stock options may be limited as a result of the Company's share purchase programmes and in the case of subsequent cancellation of repurchased shares. See "3.3.7.1 Dutch Law and information on share buyback programmes".

3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company

Date	Nature of Transaction	Nominal value per share	Number of shares issued/cancelled	Premium*	Total number of issued shares after transaction	Total issued capital after transaction
29th December 1998	Incorporation	NLG 1,000	100	-	100	NLG 100,000
3rd April 2000	Conversion into €	€1	50,000	-	50,000	€50,000
8th July 2000	Issue of shares in exchange for contributions by Aerospatiale Matra, Dasa AG and SEPI	€1	715,003,828	€1,511,477,044	715,053,828	€715,053,828
13th July 2000	Issue of shares for the purpose of the initial public offering and listing of the Company	€1	80,334,580	€1,365,687,860	795,388,408	€795,388,408
21st September 2000	Issue of shares for the purpose of the employee offering carried out in the context of the initial public offering and listing of the Company	€1	11,769,259	€168,300,403	807,157,667	€807,157,667
5th December 2001	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB** on 13th October 2001 under number 01-1209)	€1	2,017,894	€19,573,571.80	809,175,561	€809,175,561
4th December 2002	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on 11th October 2002 under number 02-1081)	€1	2,022,939	€14,470,149.33	811,198,500	€811,198,500
5th December 2003	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on 25th September 2003 under number 03-836)	€1	1,686,682	€19,363,109.36	812,885,182	€812,885,182
20th July 2004	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 6th May 2004	€1	5,686,682	-	807,198,500	€807,198,500
3rd December 2004	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the AMF on 10th September 2004 under number 04-755)	€1	2,017,822	€34,302,974	809,216,322	€809,216,322
In 2004	Issue of shares following exercise of options granted to employees***	€1	362,747	€6,133,436	809,579,069	€809,579,069
25th July 2005	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 11th May 2005	€1	1,336,358	-	808,242,711	€808,242,711
29th July 2005	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the AMF on 4th May 2005 under number 05-353)	€1	1,938,309	€34,618,198.74	810,181,020	€810,181,020
In 2005	Issue of shares following exercise of options granted to employees***	€1	7,562,110	€144,176,031.61	817,743,130	€817,743,130
20th July 2006	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 4th May 2006	€1	6,656,970	-	811,086,160	€811,086,160
In 2006	Issue of shares following exercise of options granted to employees***	€1	4,845,364	€89,624,589	815,931,524	€815,931,524

(*) The costs (net of taxes) related to the initial public offering of the shares of the Company in July 2000 have been offset against share premium for an amount of €55,849,772.

(**) Former name of the *Autorité des marchés financiers* (the "AMF").

(***) For information on stock option plans under which these options were granted to EADS employees, see "Part 1 – 2.3.3 Long Term Incentive Plans".

3.3 Shareholdings and Voting Rights

3.3.1 Shareholding Structure

EADS combined the activities of Aerospatiale Matra ("**Aerospatiale Matra**" or "**ASM**"), DaimlerChrysler Aerospace AG ("**Dasa AG**") (with the exception of certain assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") pursuant to a series of transactions completed in July 2000.

In this document, the term 'Completion' relates to the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The term 'Indirect EADS Shares' relates to EADS shares held by DaimlerChrysler AG ("**DaimlerChrysler**"), SEPI and *Société de Gestion de l'Aéronautique, de la Défense et de l'Espace* ("**SOGEADE**"), for which EADS Participations B.V. exercises all the attached voting rights as well as Lagardère SCA ("**Lagardère**") and *Société de Gestion de Participations Aéronautiques* ("**SOGEPA**"), or the companies of their group, the number of EADS shares held indirectly via SOGEADE, reflecting by transparency, their respective interest in SOGEADE.

Unless the context requires otherwise, the shareholdings of Dasa AG in EADS are referred to in this document as shareholdings of DaimlerChrysler, and the rights and obligations of Dasa AG pursuant to the agreements described herein are referred to as rights and obligations of DaimlerChrysler.

As at 31st December 2006, 22.47% of the EADS shares were held by Dasa AG, which is a subsidiary of DaimlerChrysler Luft- und Raumfahrt Holding AG ("**DCLRH**"), a 93.85% subsidiary of DaimlerChrysler. SOGEADE, a French partnership limited by shares *(société en commandite par actions)* whose share capital is held 50% by SOGEPA (a French state holding company) and 50% by Désirade (a French *société par actions simplifiée* wholly owned by Lagardère), held 29.96% of the EADS shares. Thus, 52.43% of the share capital of EADS was held in equal proportions by DaimlerChrysler and SOGEADE who jointly control EADS through a Dutch law contractual partnership (the "**Contractual Partnership**"). SEPI (a Spanish state holding company), being a party to the Contractual Partnership, held 5.48% of the share capital of EADS. The public (including EADS employees) and the Company held, respectively, 40.99% and 1.04% of the share capital of EADS. The *République française* (the "**French State**") held directly 0.06% of such share capital, such shareholding being subject to certain specific provisions.

On 8th July 2004, DaimlerChrysler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares. Thus, DaimlerChrysler does not hold directly any EADS shares at the date of this document.

On 11th November 2005, Dasa AG transferred its entire interest in EADS to its wholly owned subsidiary DaimlerChrysler Luft-und Raumfahrt Beteiligungs GmbH & Co. KG ("**DC KG**"). However, in November 2006, DC KG then transferred its entire interest in EADS back to Dasa AG.

On 4th April 2006, DaimlerChrysler and Lagardère reduced by 7.5 percent each their respective stakes in EADS in coordinated steps.

On 8th September 2006, the Company was notified that Russian bank for Foreign Trade ("**JSC Vneshtorgbank**") acquired 41,050,705 shares of EADS, representing 5.02% of the share capital of EADS at that time.

On 9th February 2007, DaimlerChrysler reached an agreement with a consortium of private and public-sector investors by which it will reduce its shareholding in EADS by 7.5%. For more information on this transaction, see "1.2 Recent Developments".

The diagram below shows the ownership structure of EADS as at 31st December 2006 (% of capital (voting rights) before exercise of outstanding stock options granted for the subscription of EADS shares. See "Part 1 – 2.3.3 Long Terms Incentive Plans".

OWNERSHIP STRUCTURE OF EADS AS AT 31ST DECEMBER 2006


French State
SOGEPA
Lagardère
Spanish State
DaimlerChrysler
****
100%
93.85%
Désirade
DCLRH
50%
50%
100%
100%
SOGEADE
(Managed by
SOGEADE Gérance)
SEPI
Dasa
29.96%
(30.27%)
5.48%
(5.54%)
22.47%
(22.71%)
Contractual partnership
(Managed by EADS Participations B.V.)
57.91%
(58.52%)*
0.06%
(0.06%) **/***
EADS N.V.
40.99%
(41.42%)
Public
1.04%
(-) *****

(*) EADS Participations B.V. exercises the voting rights attaching to these EADS shares pledged by SOGEADE, DaimlerChrysler and SEPI who retain title to their respective shares.

(**) The French State exercises the voting rights attaching to these EADS shares (such shares being placed with the Caisse des dépôts et consignations) in the same way that EADS Participations B.V. exercises the voting rights pooled in the Contractual Partnership.

(***) Shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.

(****) DCLHRH is 93.85% held by DaimlerChrysler; almost all the balance is held by the City of Hamburg.

(*****) As at 31st December 2006, the Company holds, directly or indirectly through another company in which the Company holds directly or indirectly more than 50% of the share capital, 8,504,144 of its own shares. The EADS shares owned by the Company itself do not carry voting rights.

For the number of shares and voting rights held by members of the Board of Directors and Executive Committee, "see Part 1 – 2.2.1 Compensation Granted to Directors and Principal Executive Officers".

Approximately 1.72% of the capital and 1.74% of the voting rights are held by EADS employees.

For further information on changes to shareholdings since 31st December 2006, see also "1.2 Recent Developments".

3.3.2 Relationships with Principal Shareholders

The principal agreements governing the relationships between the founders of EADS are an agreement (the "**Participation Agreement**") entered into on Completion between DaimlerChrysler, Dasa AG, Lagardère, SOGEPA, SOGEADE and SEPI, and a Dutch law Contractual Partnership agreement entered into on Completion between SOGEADE, Dasa AG, SEPI and EADS Participations B.V. (the "**Contractual Partnership Agreement**"), which repeats certain terms of the Participation Agreement and a certain number of other agreements (notably, a shareholder agreement (the "**SOGEADE Shareholders' Agreement**") entered into on Completion between SOGEPA and Lagardère and an agreement between the French State, DaimlerChrysler and DCLRH). EADS Participations B.V. is a Dutch private company with limited liability *(besloten vennootschap met beperkte aansprakelijkheid)* and is the managing partner of the Contractual Partnership. The Indirect EADS Shares held by DaimlerChrysler, SOGEADE and SEPI have been pledged to EADS Participations B.V., which has been granted the exclusive power to exercise the voting rights attaching to the pledged shares (including the right to attend and speak at shareholders' meetings) in accordance with the Contractual Partnership Agreement.

The agreements above contain, among other things, provisions relating to the following matters:

- the composition of the Boards of Directors of EADS, EADS Participations B.V. and SOGEADE Gérance (*gérant commandité* of SOGEADE);
- restrictions on the transfer of EADS shares and SOGEADE shares;
- pre-emptive and tag-along rights of DaimlerChrysler, SOGEADE, SOGEPA and Lagardère;
- defences against hostile third parties;
- consequences of a change of control of DaimlerChrysler, SOGEADE, Lagardère, SOGEPA or SEPI;
- a put option granted by SOGEADE to DaimlerChrysler over its EADS shares in certain circumstances;
- specific rights of the French State in relation to certain strategic decisions, regarding among other issues, EADS' ballistic missiles activity; and
- certain limitations on the extent of the French State's ownership of EADS.

Further details on the agreements among the principal shareholders of EADS are set out below.

Organisation of EADS Participations B.V.

The board of directors of EADS Participations B.V. has an equal number of directors nominated by DaimlerChrysler and by SOGEADE, respectively (taking into account proposals made by Lagardère in respect of the SOGEADE-nominated directors). DaimlerChrysler and SOGEADE each nominate four directors, unless otherwise agreed, and each nominates from among its nominated directors a chairman and a chief executive officer. In addition, although from 8th July 2003, SEPI no longer has a right to nominate a director, based upon the proposal of DaimlerChrysler and SOGEADE, the board of directors of EADS Participations B.V. decided to propose to the shareholders' meeting of EADS Participations B.V. held on 11th May 2005 the appointment of an additional Spanish director bringing the total number of directors to nine.

This structure gives DaimlerChrysler and SOGEADE equal nominating rights in respect of the majority of the directors of the decision-making body of EADS Participations B.V. All decisions of EADS Participations B.V.'s board of directors shall require the vote in favour of at least six directors, except for certain specified matters which require the prior unanimous approval of DaimlerChrysler and SOGEADE.

Transfer of EADS Shares

During the period commencing at Completion and ending on 1st July 2003 (the "**Standstill Period**"), there were restrictions on DaimlerChrysler's, SOGEADE's, SEPI's, Lagardère's, SOGEPA's and the French State's ability to transfer EADS shares.

Following the expiration of the Standstill Period, as of 1st July 2003, each of DaimlerChrysler, SOGEADE, SEPI, Lagardère and SOGEPA has the right to sell its EADS shares on the market, subject to the following conditions:

- if a party wishes to sell any EADS shares, it shall first sell its shares other than its Indirect EADS Shares before exercising its right to sell its Indirect EADS Shares in accordance with the provisions set out below;
- on the sale of Indirect EADS Shares, DaimlerChrysler (in the case of a sale by SOGEADE), SOGEADE (in the case of a sale by DaimlerChrysler) or SOGEADE and DaimlerChrysler (in the case of a sale by SEPI) may either exercise a pre-emption right or sell its Indirect EADS Shares on the market in the same proportions as the respective Indirect EADS Shares of the relevant parties bear to each other;

- any transfer of Indirect EADS Shares by either SOGEPA or Lagardère is subject to a pre-emption right in favour of Lagardère or SOGEPA, as the case may be. In the event that such pre-emption right is not exercised, the Indirect EADS Shares may be sold (a) to an identified third party subject to Lagardère's or SOGEPA's consent (as the case may be) and also to DaimlerChrysler's consent and (b) if such consent is not obtained, the Indirect EADS Shares may be sold on the market, subject to DaimlerChrysler's pre-emption right referred to above;
- each of Lagardère and SOGEPA shall have a proportional right to tag-along on a sale of its Indirect EADS Shares; and
- the pre-emption and tag-along rights of Lagardère and SOGEPA referred to above do not apply to a transfer of EADS shares directly held by one of them.

Any sale on the market of EADS shares in accordance with the Participation Agreement shall be conducted in an orderly manner so as to ensure the least possible disruption to the market of EADS shares. To this effect, the parties shall consult with each other before any such sale.

Control of EADS

In the event that a third party to which DaimlerChrysler or SOGEADE objects (a "**Hostile Third Party**") has a direct or indirect interest in EADS shares equal to 12.5% or more of the number of such EADS shares the voting rights of which are pooled through the Contractual Partnership (a "**Qualifying Interest**"), then, unless a Hostile Offer (as defined below) has been made by the Hostile Third Party or until such time as DaimlerChrysler and SOGEADE agree that the Hostile Third Party should no longer be considered a Hostile Third Party or the Hostile Third Party no longer holds a Qualifying Interest, the parties to the Participation Agreement shall exercise all means of control and influence in relation to EADS to avoid such Hostile Third Party increasing its rights or powers in relation to EADS.

Following the expiration of the Standstill Period, as of 1st July 2003, the parties to the Participation Agreement may accept an offer (whether by way of tender offer or otherwise) by a Hostile Third Party which is not acceptable to either DaimlerChrysler or SOGEADE (a "**Hostile Offer**"), subject to provisions requiring, inter alia, the party wishing to accept, to first offer its EADS shares to DaimlerChrysler and/or SOGEADE, in which case DaimlerChrysler and/or SOGEADE may exercise their pre-emption rights in respect of all or some only of the EADS shares held by the party wishing to accept the Hostile Offer.

Any sale of EADS shares, other than the EADS Indirect Shares, by DaimlerChrysler, SOGEADE or Lagardère, at a time when a Hostile Third Party is a shareholder and purchaser of EADS shares on the market, is subject to the pre-emption right of SOGEADE, DaimlerChrysler and SOGEPA respectively. In the case of a sale by Lagardère, if SOGEPA does not exercise its right of pre-emption, DaimlerChrysler has in turn a pre-emption right.

Dissolution of Contractual Partnership and EADS Participations B.V.

The Contractual Partnership and EADS Participations B.V. will be dissolved and wound up upon the occurrence of certain events (each, a "**Termination Event**") including:

(i) if the proportion which the Indirect EADS Shares of either DaimlerChrysler or SOGEADE bears to the total number of EADS shares is less than 10%, unless the difference between the holdings of DaimlerChrysler and SOGEADE (calculated as a percentage by reference to the number of Indirect EADS Shares held by each of them as against the total number of EADS shares) is 5% or less, in which case the dissolution and winding up shall only occur if the proportion which the Indirect EADS Shares of DaimlerChrysler or SOGEADE bears to the total number of EADS shares is 5% or less; or

(ii) if, on a change of control of either Lagardère, SOGEPA, SOGEADE or DaimlerChrysler, no notice of an offer by a third party to purchase the SOGEADE shares or the Indirect EADS Shares held by the party undergoing the change of control (the "**Changed Party**") (which offer the Changed Party wishes to accept) has been served in accordance with the Participation Agreement (see below "— Change of Control") within 12 months of the date of the change of control occurring (the absence of notice of an offer by a third party to purchase the Indirect EADS Shares held by SEPI upon a change of control of SEPI does not trigger a dissolution of the Contractual Partnership or EADS Participations B.V. but shall cause SEPI to lose its main rights or liabilities under the Participation Agreement or the Contractual Partnership Agreement).

On the occurrence of a Termination Event, EADS Participations B.V. is prohibited from conducting further business except as is necessary to its liquidation or the liquidation of the Contractual Partnership.

Change of Control

The Participation Agreement provides, inter alia, that if (a) Lagardère or SOGEPA undergoes a change of control and DaimlerChrysler so elects (b) SOGEADE undergoes a change of control and DaimlerChrysler so elects (c) DaimlerChrysler undergoes a change of control and SOGEADE so elects (d) SEPI undergoes a change of control and SOGEADE or DaimlerChrysler so elects then:

(i) the party undergoing the change of control shall use its reasonable efforts to procure the sale of its SOGEADE interest (if the party undergoing the change of control is Lagardère or SOGEPA) or of its Indirect EADS Shares (if the party undergoing the change of control is DaimlerChrysler, SOGEADE or SEPI) to a third party purchaser on bona fide arm's length terms. When the party subject to the change of control is Lagardère or SOGEPA, the third party purchaser shall be nominated with DaimlerChrysler's consent, not to be unreasonably withheld; and

(ii) in the event that a third party offers to purchase the SOGEADE interest held by Lagardère or SOGEPA or the Indirect EADS Shares held by DaimlerChrysler, SOGEADE or SEPI as the case may be, is received and the party undergoing the change of control wishes to accept that offer, such offer shall immediately be notified to (a) DaimlerChrysler in the case of a change of control occurring to Lagardère or SOGEPA, (b) SOGEADE in the case of the change of control occurring to DaimlerChrysler, (c) DaimlerChrysler in the case of the change of control occurring to SOGEADE, or (d) DaimlerChrysler or SOGEADE in the case of the change of control occurring to SEPI (the party notified under (a), (b), (c) or (d) being the "**Non-Changed Party**"). The Non-Changed Party shall have a first right to purchase the SOGEADE interest or the Indirect EADS shares being offered for sale at the price being offered by the third party. In relation to (d), if DaimlerChrysler and SOGEADE have both elected that SEPI procure a third party purchaser, then they shall each have the right to acquire SEPI's Indirect EADS Shares in the respective proportions which the number of their EADS shares bear to one another at that time. In the event that the Non-Changed Party does not give notice of its intention to purchase the SOGEADE interest or the Indirect EADS Shares within 30 days of the offer being made, then the Changed Party is obliged to sell such SOGEADE interest or Indirect EADS Shares to the third party on the terms of the third party's original offer.

The third party purchaser may not be a competitor of EADS, SOGEADE or DaimlerChrysler (as the case may be) nor a member of the Group which has taken control of the Changed Party.

Events of Default Other Than Change of Control

The Participation Agreement provides for certain actions following events of default (other than a change of control) (i.e., insolvency-related or a material breach of the Participation Agreement). In particular, if such an event of default occurs in relation to DaimlerChrysler, SOGEADE or SEPI, the non-defaulting party (respectively SOGEADE, DaimlerChrysler and SOGEADE and DaimlerChrysler acting together) has a call option over the defaulting party's EADS shares and interest in EADS Participations B.V. If such an event of default occurs in relation to Lagardère or SOGEPA, such party is obliged to use its best efforts to sell its interest in the capital of SOGEADE on bona fide arm's length terms to a third party purchaser (who must not be a competitor of EADS or DaimlerChrysler). In the case of a sale by Lagardère, the third party purchaser must be nominated by SOGEPA with DaimlerChrysler's consent (which may not be unreasonably withheld). In the case of such a sale by SOGEPA, DaimlerChrysler must consent to the sale (again, such consent may not be unreasonably withheld).

Specific Rights and Undertakings of the French State

The French State, not being a party to the Participation Agreement, entered into a separate agreement, governed by French law, with DaimlerChrysler and DCLRH on 14th October 1999 (as amended) pursuant to which:

- the French State undertakes to hold an interest of no more than 15% of the entire issued share capital of EADS through SOGEPA, SOGEADE and EADS Participations B.V.;
- the French State undertakes that neither it nor any of its undertakings will hold any EADS shares directly;
- in each case disregarding (i) those EADS shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999 and which will have to be sold on the market; (ii) those shares held by SOGEPA or the French State which may be sold or acquired pursuant to the Participation Agreement or the SOGEADE Shareholders' Agreement (see below); and (iii) those shares held for exclusively investment purposes.

Moreover, pursuant to an agreement entered into between EADS and the French State (the "**Ballistic Missiles Agreement**"), EADS has granted to the French State (a) a veto right and subsequently a call option on the ballistic missiles activity exercisable in the event that (i) a third party which is not affiliated to the DaimlerChrysler and/or Lagardère Groups acquires, directly or indirectly, either alone or in concert, more than 10% or any multiple thereof of the share capital or voting rights of EADS or (ii) the sale of the ballistic missiles assets or of the shares of such companies carrying out such activity is

On 29th December 2004, Silvius Dornier and DaimlerChrysler entered into an agreement to transfer all of the remaining shares of Silvius Dornier in Dornier GmbH (3.58%) to DaimlerChrysler or another company of the DaimlerChrysler Group nominated by DaimlerChrysler and to settle all of the rights and potential claims of Silvius Dornier resulting from or in connection with his shareholding in Dornier GmbH. None of the other family shareholders exercised their three months' right of first refusal to acquire these shares so that the legal transfer became effective on 17th April 2005. According to the above mentioned agreement between DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG *("Handhabungsvereinbarung")*, DADC had irrevocably offered to DaimlerChrysler to buy these shares at market value upon effectiveness of their sale to DaimlerChrysler, which offer was accepted by DaimlerChrysler and the deal being brought to closure on 3rd May 2005.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère Group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the DaimlerChrysler Group) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa Group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère Group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of DaimlerChrysler which is to become a member of the Group or any member of the Dasa AG Group. This indemnity shall also extend to EADS to the extent such protection is not provided for in the transfer of the Dasa business to EADS.

Other than the relationships between the Company and its principal shareholders described above in this Section 3.3.2, to the Company's knowledge, there are no potential conflicts of interest relative to the Company between the duties of the Directors and their respective private interests or other duties.

3.3.3 Form of Shares

The shares of EADS are in registered form. The Board of Directors may decide in respect of all or certain shares, on shares in bearer form.

Shares shall be registered in the shareholders' register without the issue of a share certificate or, should the Board of Directors so decide, in respect of all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 Changes in the Shareholding of the Company Since its Incorporation

The Company was founded with an authorised share capital of 500,000 Netherlands Guilders ("**NLG**") divided into 500 shares each having a nominal value of 1,000 NLG, of which 100 were issued to Aerospatiale Matra on 29th December 1998. These shares were transferred to Dasa AG by way of notarised transfer certificate on 28th December 1999.

The changes in the shareholding of the Company since its initial public offering and listing are set forth below (for a description of the changes in the issued share capital of the Company since its incorporation, see "3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company").

Since July 2000, 4,293,746 EADS shares have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. The last distribution took place in July 2002.

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra, see "— 3.3.2 Relationships with Principal Shareholders — Specific Rights and Undertakings of the French State") that they held as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering carried out by the Company for the purpose of its listing in July 2000 (including, in the case of Lagardère, those shares other than its Indirect EADS Shares purchased from the French Financial Institutions at the end of the exercise period of the over-allotment option).

On 8th July 2004, DaimlerChrysler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares.

On 4th April 2006, DaimlerChrysler and Lagardère announced the entry into simultaneous transactions aimed at reducing by 7.5% each their respective shareholdings in EADS. DaimlerChrysler entered into a forward sale agreement of approximately 61 million EADS shares with a group of investment banks. DaimlerChrysler indicated that it lent these shares to the banks in anticipation of the settlement of the forward sale. Lagardère issued mandatory exchangeable bonds. The EADS shares deliverable at the maturity of the bonds will represent a maximum of 7.5% of the share capital of EADS, or approximately 61 million EADS shares.

On 9th February 2007, DaimlerChrysler reached an agreement with a consortium of private and public-sector investors by which it will effectively reduce its shareholding in EADS from 22.5% to 15%. DaimlerChrysler has placed its entire 22.5% equity interest in EADS into a new company, in which the consortium of investors will acquire a one-third interest through a special-purpose entity. This effectively represents a 7.5% stake in EADS. DaimlerChrysler has the option of dissolving the new structure on 1st July 2010 at the earliest. If the structure is dissolved, DaimlerChrysler has the right either to provide the investors with EADS shares or to pay cash compensation. If EADS shares are provided, the German State, and the French State and Lagardère through SOGEADE, will be entitled to pre-empt such EADS shares to retain the balance between the German and the French side. DaimlerChrysler will continue to control the voting rights of the entire 22.5% package of EADS shares.

As from the date of filing with the AFM of the Registration Document of the Company for the financial year 2005 (26th April 2006), the Company received a threshold notification stating that, as of 8th September 2006, JSC Vneshtorgbank held 41,050,705 EADS shares. As of 31st December 2006, JSC Vneshtorgbank held 5.03% of the share capital of the Company.

The Division of the issued shares and voting rights of the Company before exercise of outstanding stock options granted for the subscription of EADS shares (see "Part 1 - 2.3.3 Long Terms Incentive Plans") in respect of the past three years is indicated in the table below:

	Position as at 31st Dec. 2006			Position as at 31st Dec. 2005			Position as at 31st Dec. 2004		
Shareholders	**% of capital**	**% of voting rights**	**Number of shares**	**% of capital**	**% of voting rights**	**Number of shares**	**% of capital**	**% of voting rights**	**Number of shares**
Dasa AG	22.47%	22.71%	183,337,704	29.89%	30.29%	244,447,704	30.20%	30.43%	244,447,704
SOGEADE	29.96%	30.27%	244,447,704	29.89%	30.29%	244,447,704	30.20%	30.43%	244,447,704
SEPI	5.48%	5.54%	44,690,871	5.47%	5.53%	44,690,871	5.52%	5.56%	44,690,871
Sub-total Contractual Partnership	57.91%	58.52%	472,476,279	65.25%	66.11%	533,586,279	65.92%	66.42%	533,586,279
French State	0.06%	0.06%	502.746	0.06%	0.06%	502,746*	0.06%	0.06%	502,746
Public	40.99%	41.42%	334.448.355	33.39%	33.83%	273,061,396**	33.25%	33.52%	269,248,792
Own share buy-back***	1.04%	—	8,504,144	1.30%	-	10,592,709	0.77%	-	6,241,252
Total	**100.00%**	**100.00%**	**815,931,524**	**100.00%**	**100.00%**	**817,743,130**	**100.00%**	**100.00%**	**809,579,069**

(*) Shares held by the French State following the distribution without payment of consideration of 4,293,746 shares to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.

(**) Including EADS employees. As at 31st December 2006, EADS employees hold approximately 1.72% of the share capital and 1.74% of the voting rights.

(***) The EADS shares owned by the Company itself do not carry voting rights.

To the knowledge of the Company, except as disclosed previously in "3.3.2 Relationships with Principal Shareholders", there are no pledges over the shares of the Company.

The Company requested a disclosure of the identity of the beneficial holders of its shares held by identifiable holders *("Titres au porteur identifiables")* holding more than 2,000 shares each. The study, which was completed on 29th December 2006, resulted in the identification of 1,590 shareholders holding a total of 296,788,586 EADS shares (including 9,566,454 shares held by Iberclear on behalf of the Spanish markets and 36,606,433 shares held by Clearstream on behalf of the German market).

The shareholding structure of the Company is as shown in the diagram in "3.3.1 Shareholding Structure".

For further information on changes to shareholdings since 31st December 2006, see also "1.2 Recent Developments".

3.3.5 Persons Exercising Control over the Company

See "3.3.1 Shareholding Structure" and "3.3.2 Relationships with Principal Shareholders".

3.3.6 Simplified Group Structure Chart

The following chart illustrates the simplified organisational structure of EADS, comprising five Divisions and the main BUs. For ease of presentation, intermediate holding companies have been omitted. The shaded boxes represent Divisions (with respect to the MTA Division) or BUs (with respect to Military Air Systems) that are part of the legal entities referred to in parentheses. The coloured boxes denote entities forming part of one of EADS' five Divisions. The non-coloured boxes denote entities that are holding companies or participations not within one of EADS' five Divisions and do not directly form part of the management responsibility of a specified director. Socata, EADS ATR, ATR GIE, EFW and Sogerma are 'Other Businesses' and do not form part of EADS' five Divisions. See "1.1.1 Overview – Organisation of EADS Businesses".

EADS GROUP MAIN SHAREHOLDINGS

(Simplified Structure)



EADS N.V.
EADS North America
EADS N.A. Defense
EADS Astrium N.V.
Paradigm Sec Com
Paradigm Services
Patria
AviChina
Dassault Aviation
EADS France*
Irkut
Arianespace
EADS Deutschland
DADC
Dornier
Defense & Security
Secure Networks
MBDA
Atlas Electronik
EADS Casa**
Eurofighter
Military Air Systems (EADS Deutschland /EADS Casa)
EADS France
Eurocopter
EFW***
Sogerma***
Socata***
EADS ATR***
ATR GIE***
EADS CASA
Airbus
Airbus Military
MTA Division (EADS CASA)
ASTRIUM
DEFENSE & SECURITY
EUROCOPTER
AIRBUS
MILITARY TRANSPORT AIRCRAFT

(*) EADS holds its interest in Dassault Aviation through EADS France.
(**) EADS' interest in Eurofighter is jointly held by EADS Deutschland and EADS Casa.
(***) EFW, Sogerma ATR and Socata are allocated to "Other Businesses".

3.3.7 Purchase by the Company of its Own Shares

3.3.7.1 Dutch Law and Information on Share Buy-Back Programmes

Pursuant to Commission Regulation (EC) No. 2273/2003, the Company is subject to conditions for share buy-back programmes and disclosure relating thereto, as described below.

Under Dutch Civil law, the Company may acquire its own shares, subject to certain provisions of the law of the Netherlands and the Articles of Association, if (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called portion of the share capital and any reserves required by the law of the Netherlands and (ii) the Company and its subsidiaries would not thereafter hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of the Company's issued share capital. Share acquisitions may be effected by the Board of Directors only if the shareholders in general meeting have authorised the Board of Directors to effect such repurchases. Such authorisation may apply for a maximum period of 18 months.

Shares held by the Company do not carry voting rights. Usufructuaries and pledgees of shares that are held by the Company are, however, not excluded from their voting rights in such cases where the right of usufruct or pledge was vested before the share was held by the Company.

The annual shareholders' meeting of EADS held on 4th May 2006 authorised the Board of Directors, in a resolution that renewed the previous authorisation given by the annual shareholders' meeting of EADS held on 11th May 2005, for a period of 18 months from the date of such meeting, to repurchase shares of the Company, by any means, including by derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company shall not hold more than 10% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

As of July 2006, the Company had purchased in aggregate 15,161,114 of its own shares, 6,656,970 of which were cancelled on 20th July 2006.

As of the date of this document, the Company had purchased in aggregate 8,680,253 of its own shares.

A resolution will be submitted to the annual shareholders' meeting of EADS called for 4th May 2007 in order to supersede and replace the authorisation given by the annual shareholders' meeting held on 4th May 2006 and authorize the Board of Directors, for a new period of 18 months as from the date of such meeting, to repurchase shares of the Company, by any means, including by derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company shall not hold more than 10% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

3.3.7.2 French Regulations

As a result of its listing for trading on a regulated market in France, the Company is subject to the regulations summarised below.

Pursuant to Articles 241-1 to 241-6 of the AMF General Regulations, the purchase by a company of its own shares, in principle, requires the publication of the description of the share-buy programme. Such description must be published prior to the implementation of the share buy-back programme.

Under Articles 631-1 to 631-4 of the AMF General Regulations, a company may not trade in its own shares for the purpose of manipulating the market. Articles 631-5 and 631-6 of the AMF General Regulations also define the conditions for a company's trading in its own shares to be valid.

After purchasing its own shares, the Company is required to disclose on its website specified information regarding such purchases within at least seven trading days and publish on a monthly basis a release gathering all the specified information regarding such purchases previously published on its website.

Additionally, the Company must notably report to the AMF, on at least a monthly basis, information concerning the cancellation of such repurchased shares.

3.3.7.3 German Regulations

As a foreign issuer, the Company is not subject to German rules on repurchase its own shares, which only apply to German issuers.

3.3.7.4 Spanish Regulations

As a foreign issuer, the Company does not have to comply with the Spanish rules on trading in its own shares, which only apply to Spanish issuers.

However, according to the Conduct Rules under the Spanish Securities Act 24/1988 of 28th July 1988, the Company may not trade in its own shares for the purpose of manipulating the market.

3.3.7.5 Description of the Share Buy-Back Programme to be Authorised by the Annual General Shareholders' Meeting to be held on 4th May 2007

Pursuant to Articles 241-2-I and 241-3-III of the AMF General Regulations, below is a description of the share buy-back programme (*"descriptif du programme"*) to be implemented by the Company:

- **date of the general shareholders' meeting to authorise the share buy-back programme to be held:** 4th May 2007;
- **number of EADS shares and corresponding percentage of share capital held directly and indirectly by the Company:** 8,680,253 shares representing 1.06% of the share capital as at the date of this document;
- **intended use of the EADS shares held by the Company as at the date of this document:** the reduction of share capital by cancellation of all or part of the repurchased shares, in particular to avoid the dilution effect related to certain share capital increases for cash (i) reserved or to be reserved for employees of the EADS Group and/or (ii) carried out or to be carried out in the context of the exercise of stock options granted or to be granted to certain EADS Group employees: 8,680,253 shares.

For information on shares held by EADS at the date of the entry into force of EC Regulation n° 2273/2003 of 22nd December 2003 on 13th October 2004 and still held by EADS at the date of this document, see below:

- **Purposes of the share buy-back programme to be implemented by the Company (by order of decreasing priority, without any effect on the actual order of use of the buy-back authorisation, which shall be determined according to needs and possibilities):**
  - the reduction of share capital by cancellation of all or part of the repurchased shares, in particular to avoid the dilution effect related to certain share capital increases for cash (i) reserved or to be reserved for employees of the EADS Group and/or (ii) carried out or to be carried out in the context of the exercise of stock options granted or to be granted to certain EADS Group employees, it being understood that the repurchased shares shall not carry any voting or dividend rights,
  - the owning of shares for the performance of obligations related to:

    (i) debt financial instruments convertible into EADS' shares,

    (ii) employee share option programmes or other allocations of shares to the EADS Group employees,
  - the purchase of shares for retention and subsequent use for exchange or payment in the framework of potential external growth transactions, and
  - the liquidity or dynamism of the secondary market of the EADS shares carried out pursuant to a liquidity agreement to be entered into with an independent investment services provider in compliance with the decision of the AMF dated 22nd March 2005 related to approval of liquidity agreements recognised as market practices by the AMF;
- **Procedure:**
  - maximum portion of the issued share capital to be repurchased by the Company: 10%,
  - maximum number of shares to be repurchased by the Company upon authorisation by the general shareholders' meeting: the portion of 10% would represent 81,602,573 shares of the Company issued share capital representing 816,025,734 shares as of the date of this document. This maximum portion of 10% would represent 84,680,356 shares based on the 846,803,563 shares which would make up the entire fully-diluted share capital of the Company after the issue of 30,777,829 shares as a result of the exercise of stock options, which can still be exercised as of the date of this document, which the board of directors decided to grant to certain EADS Group employees in 2000, 2001, 2002, 2003, 2004, 2005 and 2006,
  - furthermore, the amounts to be paid in consideration for the purchase of the treasury shares must not, in accordance with applicable Dutch law, exceed the equity components which are, per se, repayable or distributable to the shareholders. "Equity components repayable or distributable to the shareholders" means the contribution premiums (in relation to contributions in kind), the issue premiums (in relation to cash contributions) and the other reserves as set out in the financial statements of EADS, from which the repurchase price for the treasury shares must be deducted.

  As at 31st December 2006, the respective values of each of these EADS' equity components which are by nature repayable or distributable to the shareholders were: €8,160,000,000 (contribution premiums), €(742,000,000) (other reserves) and €(349,000,000) (treasury shares), i.e., an aggregate amount of €7,069,000,000.

EADS reserves the right to implement the share purchase programme to its full extent and undertakes not to exceed, directly or indirectly, the threshold of 10% of the issued share capital as well as the amount of €7,069,000,000 throughout the term of the programme.

Finally, EADS undertakes to maintain at any time a sufficient number of shares in public hands to meet the thresholds of Euronext Paris S.A.

- Shares may be bought or sold at any time (including during a public offering) to the extent authorised by the stock exchange regulations and by any means, including, without limitation, that the part of the programme which may be carried out by means of sale or purchase of block trades and including the use of options, combinations of derivative financial instruments or the issue of securities giving rights in any way to EADS shares within the limits set out in this prospectus. Moreover, EADS will use call options and swap that have been acquired pursuant to the agreements it had entered into during the previous share repurchase programme (see below) and does not exclude the possibility of using a structure of transaction similar to the one that had been used in the previous share repurchase programme in order to repurchase its own shares.

  The portion of shares repurchased by means of the use of block trades may amount to all the shares to be repurchased in the context of this programme.

  In addition, in the event that derivative financial instruments are used, EADS shall ensure that it does not use mechanisms which would significantly increase the volatility of the shares in particular in the context of call options.

- characteristics of the shares to be repurchased by the Company upon authorisation by the general shareholders' meeting: shares of EADS, a company listed on the *marché Eurolist* of Euronext Paris S.A., on the Amtlicher Handel market of the Frankfurt Securities Exchange *("Frankfurter Wertpapierbörse")* and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges,

- DaimlerChrysler, Dasa AG, the French State, Lagardère, SEPI, SOGEADE and SOGEPA will retain all of their rights, depending on the circumstances, to sell their available EADS shares to EADS as part of this share buy-back programme,

- maximum purchase price per share: €70.

- **Term of the share buy-back programme:** this share repurchase programme shall be valid until 4th November 2008 inclusive, i.e., the date of expiry of the authorisation requested from the Annual General Meeting of 4th May 2007. One of the main aims of this EADS share repurchase programme is linked to the possible exercise by EADS Group employees of stock options granted to them in 2000, 2001 and 2002, it is currently intended (i) that such a programme be continued and renewed so that it expires on 9th August 2012 (8th August 2012 being the latest date upon which an employee of the EADS Group may exercise all or part of his/her stock options granted in 2002) and (ii) that the EADS annual general meeting be asked to renew the authorisations until such date.

- **Declaration by the Company of transactions carried out in relation to its own shares from 4th May 2006 to the date of this document:**

Percentage of share capital held directly and indirectly	1.06%
Number of shares cancelled during the last 24 months	7,993,328
Number of shares held in portfolio	8,680,253
Book value of portfolio	€m 158,45
Market value of portfolio	€m 189,33

The 1,843,814 EADS shares held by EADS at the date of the entry into force of EC Regulation n° 2273/2003 of 22nd December 2003 on 13th October 2004 and still held by EADS at the date of this document shall be, in order of decreasing priority, either (i) cancelled pursuant to a decision to be made, according to Dutch law, by an EADS annual general meeting, to avoid the dilution effect related to certain share capital increases for cash carried out, during the fiscal year preceding such annual general meeting, in the context of an EADS employee share ownership programme and/or upon the exercise of stock options granted to certain EADS Group employees, or (ii) kept in order to allow the performance of certain obligations described within the aims of the share repurchase programme referred to in this document, or (iii) used for exchange or payment in the framework of a potential external growth transaction, or (iv) sold in the context of a liquidity agreement in compliance with the provisions of Instruction AMF No. 2005-07.

In addition, it is envisaged that the EADS Annual General Meeting to be held on 4th May 2007 be requested to decide upon the cancellation of 4,568,405 repurchased shares to avoid the dilution effect related to the share capital increases for cash carried out upon the exercise in 2006 of stock options granted to certain EADS Group employees in 2000, 2001 and 2002 (in an amount of 100% of the shares issued in such context).

As of the date of this document, EADS has not entered into any liquidity agreement with an independent investment services provider in the context of this share repurchase programme.

In the context of this share repurchase programme, EADS used derivative financial instruments (see below). These derivative financial instruments (call options) have the characteristics set out in the table below.

	Gross cumulative flows		Opening positions as of the date of this document			
	Purchases	Sales/Transfers (Exercise of Option)	Opening Position on the Purchase		Opening Position on the Sale	
Number of Shares	650,953	-	Call purchased 8,804,774	Forward sale	Call purchased	Sale
Average Maximum Maturity Date*			9th August 2012	-	-	-
Average Price of the Transaction*		-				
Average Exercise Price*		-	-	-	-	-
Total	**€12,424,336**	-				

(*) See "Part 1 – 2.3.3 Long Term Incentive Plans".

A share repurchase programme is being implemented since 2004 in order to avoid the dilution effect related to the share capital increases in cash which would result from the exercise of the stock options granted to certain employees of the EADS Group in 2000, 2001 and 2002. This share repurchase programme is implemented according to the neutral delta method as a means of repurchase in order to compensate for the dilution effect of such stock option plans as approved by the Board of Directors on 5th December 2002 and 10th October 2003.

In relation to this repurchase programme, EADS entered into the following agreements: (i) call options agreements allowing EADS to acquire from a top ranking French bank a number of EADS' shares equal to the number of shares to be created as a result of the exercise of stock options granted to certain employees of the EADS Group in 2000, 2001 and 2002, and (ii) swap agreements for the periodical adjustment of an amount in cash equal to the premiums paid by EADS to a top ranking French bank pursuant to the call options agreements, in accordance with the neutral delta method.

Pursuant to these agreements, the call options which EADS acquired from a top ranking French bank, have the same terms (as to exercise prices, exercise dates, quantities and expiry dates) as the stock options granted pursuant to the 2000, 2001 and 2002 stock option plans. If the EADS share price increases, the top ranking French bank must buy the number of EADS shares which then derived from the increase in price according to the delta neutral method formula. The total amount paid for these shares by the top ranking French bank corresponds to the financial charge borne by EADS, as determined from the variable amounts in the swap agreement. On the other hand, in the case of a reduction in the EADS share price, the top ranking French bank must sell a number of EADS shares which derived from the reduction in the share price according to the neutral delta method formula. The total amount received by the top ranking French bank for the sale of these shares corresponds to the financial revenues received by EADS as determined from the variable amounts in the swap contract. Under these conditions, the final amount due as a result of the purchases of the call options is only known at the time of the payment as determined from the last variable amount of the swap contract.

The structure of the transaction aims at covering off the dilution effect and the price risk for EADS linked to the exercise of stock options granted to certain EADS Group employees in 2000, 2001 and 2002.

Within this context, EADS uses the internal control procedures put in place by the Company in order to ensure the reliability of the management of the risks linked to these call options and swap. The procedures and tools for reporting have been set up, the responsibility and powers have been delegated to the Finance and Treasury department of EADS which has responsibility for all operational decisions and all activities within its competence. The relevant competent bodies within the organisation must be made aware of all substantial transactions, activities and risks.

From an accounting standpoint, the call options qualify as equity instruments, provided that they are physically settled in EADS' own stock (IAS 32.16). The initial accounting led to a reduction in cash balances for the premiums paid and in stockholder's equity for the same corresponding amount. With each variable payment made in application of the delta neutral method formula, there is a corresponding impact on cash and on equity to reflect the cumulative premiums paid on the call options. Upon exercise of the call options, EADS decreases cash by the amount paid (strike price times number of options) and deducts treasury shares from shareholder's equity. Variations in the market value of the call options are not recognised in the financial statements. All such transactions are therefore neutral on the income statement.

The top ranking French bank has contractually undertaken to comply with the regulations in force in relation to repurchase procedures applicable to EADS and in particular the provisions of Articles 241-1 to 241-6 and 631-1 *et seq.* of the General Regulations of the AMF.

3.4 Dividends

3.4.1 Dividends and Cash Distributions Paid Since the Incorporation of the Company

Cash distributions, paid to the shareholders since the incorporation of the Company, are summarized in the table below:

Financial Year	Date of the cash distribution payment	Gross amount per share
2000	27th June 2001	€0.50
2001	28th June 2002	€0.50
2002	12th June 2003	€0.30
2003	4th June 2004	€0.40
2004	8th June 2005	€0.50
2005	1st June 2006	€0.65

3.4.2 Dividend Policy of EADS

Given the extraordinary circumstances and the important challenges that came to light during the year 2006, and which are not tied to the commercial air transportation economic cycle, the Board of Directors unanimously agreed that the amount of the proposed cash distribution should be substantially reduced.

While this opinion constitutes a departure from the policy adopted last year, the Board of Directors does not recommend to rescind such policy, but endorses a temporary suspension. Looking forward, EADS' Board of Directors still believes that continuity and growth of dividends is a desirable shareholder objective, which must however remain subject to factors such as EADS' distribution capacity arising from performance, its priorities for cash utilisation and future prospects.

To determine whether to effect a cash distribution or not, and if so, at what level, the Board of Directors considered dividend distribution in relation to the liquidity and capital structure of EADS, and to the opportunity of accessing capital market. It also considered Management's account of investor concerns and interpretation of a dividend payment, in the light of stock performance through the past year. Following this debate, directors could not finally agree on a dividend proposal.

In the absence of a proposal by the Board of Directors, and in accordance with Dutch law and the Company's Articles of Association, shareholders present at the Annual General Meeting of Shareholders to be held on 4th May 2007 may propose that the result of the financial year 2006, i.e. €99 million, is either added to retained earnings or distributed entirely or partially as a dividend. A total distribution of the result of the financial year 2006 would represent a gross amount of €0.12 per share. The proposals made by the shareholders will be submitted to the vote at the Annual General Meeting of Shareholders to be held on 4th May 2007.

3.4.3 Unclaimed Dividends

Pursuant to Article 31 of the Articles of Association, the claim for payment of a dividend or other distribution approved by the general meeting shall lapse five years after the day on which such claim becomes due and payable. The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the dividend could be distributed becomes due and payable.

3.4.4 Taxation

The statements below represent a broad analysis of the present Netherlands tax laws. The description is limited to the material tax implications for a holder of the Company's shares (the "**Shares**") who is not, or is not treated as, a resident of the Netherlands for Netherlands tax purposes (a "**Non-Resident Holder**"). Certain categories of holders of the Company's shares may be subject to special rules which are not addressed below and which may be substantially different from the general rules described below. Investors who are in doubt as to their tax position in the Netherlands and in their state of residence should consult their professional advisors.

Withholding Tax on Dividends

In general, a dividend distributed by the Company in respect of Shares will be subject to a withholding tax imposed by the Netherlands at a statutory rate of 15%. Dividends include dividends in cash or in kind, deemed and constructive dividends, repayment of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes, and liquidation proceeds in excess of the average paid-in capital recognised as capital for Netherlands dividend withholding tax purposes. Stock dividends paid out of the Company's paid-in-share premium, recognised as capital for Netherlands dividend withholding tax purposes, will not be subject to this withholding tax.

A Non-Resident Holder of Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax convention that is in effect between the Netherlands and the Non-Resident Holder's country of residence. The Netherlands has concluded such conventions with the U.S., Canada, Switzerland, Japan, almost all European Union member states and other countries.

Withholding Tax on Sale or Other Dispositions of Shares

Payments on the sale or other dispositions of Shares will not be subject to Netherlands withholding tax, unless the sale or other disposition is, or is deemed to be, made to the Company or a direct or indirect subsidiary of the Company. A redemption or sale to the Company or a direct or indirect subsidiary of the Company will be treated as a dividend and will in principle be subject to the rules set forth in "Withholding Tax on Dividends" above.

Taxes on Income and Capital Gains

A Non-Resident Holder who receives dividends distributed by the Company on Shares or who realizes a gain from the sale or disposition of Shares, will not be subject to Netherlands taxation on income or capital gains unless:

- such income or gain is attributable to an enterprise or part thereof which is either effectively managed in the Netherlands or carried on through a permanent establishment *("vaste inrichting")* or permanent representative *("vaste vertegenwoordiger")* in the Netherlands; or
- the Non-Resident Holder is not an individual and the Non-Resident Holder has, directly or indirectly, a substantial interest *("aanmerkelijk belang")* or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or
- the Non-Resident Holder is an individual and (i) the Non-Resident Holder has, directly or indirectly, a substantial interest *("aanmerkelijk belang")* or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or (ii) such income or gain qualifies as income from miscellaneous activities *("belastbaar resultaat uit verage werkzaamheden")* in the Netherlands as defined in the Dutch Income Tax Act 2001 *("Wet inkomstenbelasting 2001")*.

Generally, a Non-Resident Holder of Shares will not have a substantial interest in the Company's share capital, unless the Non-Resident Holder, alone or together with certain related persons holds, jointly or severally and directly or indirectly, Shares in the Company, or a right to acquire Shares in the Company representing 5% or more of the Company's total issued and outstanding share capital or any class thereof. A deemed substantial interest exists if all or part of a substantial interest has been or is deemed to have been disposed of with application of a roll-over relief.

Gift or Inheritance Taxes

Netherlands gift or inheritance taxes will not be levied on the transfer of Shares by way of gift, or upon the death of a Non-Resident Holder, unless:

- the transfer is made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands; or
- the Shares are attributable to an enterprise or part thereof that is either effectively managed in the Netherlands or carried on through a permanent establishment or a permanent representative in the Netherlands.

Value-Added Tax

No Netherlands value-added tax is imposed on dividends on the Shares or on the transfer of the Shares.

Other Taxes and Duties

There is no Dutch registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty other than court fees payable in the Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of the Netherlands) with respect to the dividends relating to the Shares or on the transfer of the Shares.

Residence

A Non-Resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding a Share or of the execution, performance, delivery and/or enforcement of rights in respect of the Shares.

3.5 Annual Securities Disclosure Report

The list of the following announcements comprises the regulatory disclosures relating to price sensitive information which can be accessed through the Company's website at www.eads.com:

Press release First Quarter 2006 Results	16th May 2006
Press release –Revised A380 delivery schedule expected not to impact EADS' EBIT 2006	13th June 2006
Press release – EADS Board of Directors appointed Louis Gallois to join Tom Enders as Chief Executive Officer	2nd July 2006
Press release – EADS confirms price determination for BAE Systems' stake in Airbus	2nd July 2006
Press release First Half 2006 Results	27th July 2006
Press release – EADS and Airbus finalise A380 review	3rd October 2006
Press release – EADS Board of Directors changes significantly the management structure of EADS	9th October 2006
Press release Third Quarter 2006 Results	8th November 2006
Press release – A350XWB launch EADS gives go ahead for Airbus to launch the A350XWB	1st December 2006
Press release – Airbus 2006 Results	17th January 2007
Press release – 2006 Annual Results	9th March 2007

In addition, EADS publishes announcements made in the ordinary course of business which are also available through its website at www.eads.com.

This section constitutes the annual securities disclosure report in application Article 10 of the EC Directive 2003/71.

4 ENTITY RESPONSIBLE FOR THE REGISTRATION DOCUMENT

4.1 Entity Responsible for the Registration Document

EADS

4.2 Statement of the Entity Responsible for the Registration Document

The Company declares that, having taken all reasonable care to ensure that such is the case, the information contained in the Registration Document is, to the best of the Company's knowledge, in accordance with the facts and contains no omission likely to affect its import.

EADS represented by:

Thomas Enders	Louis Gallois
Chief Executive Officer	*Chief Executive Officer*

4.3 Information Policy

Details of the person responsible for information:

Mr. Pierre de Bausset

Senior Vice-President Investor Relations
and Financial Communication

EADS

81663 Munich

Germany

Telephone: + 49 89 607 34113

Fax: + 49 89 607 34110

E-mail: ir@eads.com

A website, www.eads.com, provides a wide range of information on the Company, including the Board of Directors Report. Additionally, for the life of this Registration Document, copies of EADS's Articles of Association, the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 19th April 2005, the Registration Document filed in English with, and approved by, the AFM on 26th April 2006, the consolidated financial statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2004, the consolidated financial statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2005 together with reports of the auditors for the years ended 31st December 2004 and 31st December 2005 may be inspected at EADS' registered office at: European Aeronautic Defence and Space Company EADS N.V., Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, the Netherlands, Seat (statutaire zetel): Amsterdam, Tel: +31 20 655 48 00.

Special toll-free hotlines are available to shareholders in France (0 800 01 2001), Germany (00 800 00 02 2002) and Spain (00 800 00 02 2002). An e-mail box is dedicated to shareholders' messages: ir@eads.com.

4.4 Undertakings of the Company regarding Information

Given the fact that the shares of the Company are listed on the Marché *Eurolist* of Euronext Paris SA (the "**Paris Stock Exchange**"), in *amtlicher Markt* (in the sub-segment *Prime Standard*) on the *Frankfurter Wertpapierbörse* (the "**Frankfurt Stock Exchange**") and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges (the "**Spanish Stock Exchanges**"), the Company is subject to certain laws and regulations applicable in France, Germany and Spain in relation to information, the main ones of which are summarised in "3.1.3 Governing Laws".

European Aeronautic Defence
and Space Company EADS N.V.
Le Carré, Beechavenue 130-132
1119 PR Schipol-Rijk
The Netherlands

www.eads.com

This document is also available
at the following addresses:

European Aeronautic
Defence and Space Company
EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 - France

In Germany
81663 Munich - Germany

In Spain
Avenida de Aragón 404
28022 Madrid - Spain

European Aeronautic Defence
and Space Company EADS N.V.
Le Carré, Beechavenue 130-132
1119 PR Schipol-Rijk
The Netherlands

www.eads.com

This document is also available
at the following addresses:

European Aeronautic
Defence and Space Company
EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 - France

In Germany
81663 Munich - Germany

In Spain
Avenida de Aragón 404
28022 Madrid - Spain

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE 2006

Book


EADS

The step beyond

The complete EADS Annual Report Suite 2006 consists of:

Book


TAKE
A

ANNUAL REVIEW 2006

Management & Responsibility
The Full Picture: Transformation
The Business Year 2006
Inside EADS
Useful Information

Book


FINANCIAL
STATEMENTS
AND
CORPORATE
GOVERNANCE
2006
2

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE 2006

Registration Document Part 1
Risk Factors
Net Assets Financial Position Results
Corporate Governance

Book



BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY 2006

Registration Document Part 2:
(available on request)
Information on EADS Activities
Corporate Social Responsibility
General Description of the Company and its Share Capital
Entity Responsible for the Registration Document

The online version of the Annual Report Suite 2006 is available at


www.reports.eads.com

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE

EADS



Dear shareholders,

2006 was a difficult and disappointing year for all of us. The company was delivering commercial success, making strides on its expansion path, and our divisions were performing well. But a shockwave of events at Airbus hit us unexpectedly, most visibly with the A380 program, and forced us to re-examine operations: we realised that, besides long-term issues of competitive pressure on prices and the persistent weakening of the US dollar, many factors of past accomplishments need to be either changed or reinforced.

The transformation of EADS requires substantial efforts across the group. Airbus in particular, requires an overhaul of the original industrial set-up, a behavioural evolution and more modesty. Given the nature of our business, we are locked into certain elements until 2010, such as our backlog or the hedge portfolio. Reorganisation programs, mostly Power8, are the only levers that EADS can, and must employ to emerge stronger.

There are many factors that support us in accomplishing this indispensable task. Orders still hover at historic heights. The demand is robust – particularly visible in the Single Aisle segment. A continuation of this upcycle is expected as US airlines need to rejuvenate their fleets.

Meanwhile, our other businesses display increasingly better performance, because past restructuring efforts, such as those of the space business, are bearing fruits. Opportunities for defence sales in the US are more tangible than ever, after the winning of the Light Utility Helicopter contract. Our hedge book is valuable, though not a cure to the threat of an unrelenting weak euro-dollar exchange rate, and our customer financing exposure has been reduced yet further.

In organisational terms the integration of the EADS Group significantly progressed with the acquisition of the 20% BAE Systems stake in Airbus in October 2006. Shortly afterwards, Louis Gallois and myself respectively became CEO and CFO of Airbus. This dissolves an important structural impediment and furthers transparency in the Group. This assimilation should translate in a better allocation and flow of resources, infrastructure and capabilities between Airbus and the other EADS Business Units and Divisions.

Impacts of the A380 industrialization delays will still be visible in 2010, as margin contributions and cash flows from full production are now pushed back by two years. But following the ramp-up, working capital will return to a normal level and free up financial resources that can then be allocated elsewhere.

The development of the A350XWB programme, launched in 2006, is one such area of future investment, and ultimately, a new short range aircraft may also lead to a rush of R&D spending through the first half of the next decade.

In the face of these needs, management needs to push forward for a leaner, less complex and less capital intensive model for EADS. Proactive portfolio management, implying divestments of non-core or non-strategic assets as well as selective acquisitions, will ensure the flexibility and necessary adaptive skills.

Furthermore, EADS needs to be better equipped to surmount a potential erosion of the business environment, whether a deterioration of the currency environment or a reversal of the cycle, and to maintain a prudent balance sheet structure and an acceptable credit rating. Debt instruments in the most optimal form then available will be our preferred course for realising financial and strategic flexibility.

Finally, we retain the option of a capital increase. As we have a strong cash position, and are sensitive to concerns of dilution of our shareholders, there is no urgency, so this is only envisaged as a contingent measure. Succesful implementation of initial steps of Power8, success of the A350XWB in its market, deliveries of A380, and continued momentum of the helicopter, defence and space businesses are an absolute prerequisite to such a move, unlikely before 2008.

EADS' longer term guidance, to 2010, does not satisfy management, but it reflects our acknowledgment of substantial challenges that still need to be overcome. As the business regains its equilibrium, and achievements inspire new ambition, management will seek to raise its sight to higher targets of growth.

Yours truly,



Hans Peter Ring
Chief Operating Officer for Finance

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE

REGISTRATION DOCUMENT - PART 1

The transformation of EADS requires substantial efforts across the group. Airbus in particular, requires an overhaul of the original industrial set-up, a behavioural evolution and more modesty. Given the nature of our business, we are locked into certain elements until 2010, such as our backlog or the hedge portfolio. Reorganisation programs, mostly Power8, are the only levers that EADS can, and must employ to emerge stronger.

There are many factors that support us in accomplishing this indispensable task. Orders still hover at historic heights. The demand is robust - particularly visible in the Single Aisle segment. A continuation of this upcycle is expected as US airlines need to rejuvenate their fleets.

Meanwhile, our other businesses display increasingly better performance, because past restructuring efforts, such as those of the space business, are bearing fruits. Opportunities for defence sales in the US are more tangible than ever, after the winning of the Light Utility Helicopter contract. Our hedge book is valuable, though not a cure to the threat of an unrelenting weak euro-dollar exchange rate, and our customer financing exposure has been reduced yet further.

In organisational terms the integration of the EADS Group significantly progressed with the acquisition of the 20% BAE Systems stake in Airbus in October 2006. Shortly afterwards, Louis Gallois and myself respectively became CEO and CFO of Airbus. This dissolves an important structural impediment and furthers transparency in the Group. This assimilation should translate in a better allocation and flow of resources, infrastructure and capabilities between Airbus and the other EADS Business Units and Divisions.

Impacts of the A380 industrialization delays will still be visible in 2010, as margin contributions and cash flows from full production are now pushed back by two years. But following the ramp-up, working capital will return to a normal level and free up financial resources that can then be allocated elsewhere.

The development of the A350XWB programme, launched in 2006, is one such area of future investment, and ultimately, a new short range aircraft may also lead to a rush of R&D spending through the first half of the next decade.

In the face of these needs, management needs to push forward for a leaner, less complex and less capital intensive model for EADS. Proactive portfolio management, implying divestments of non-core or non-strategic assets as well as selective acquisitions, will ensure the flexibility and necessary adaptive skills.

Furthermore, EADS needs to be better equipped to surmount a potential erosion of the business environment, whether a deterioration of the currency environment or a reversal of the cycle, and to maintain a prudent balance sheet structure and an acceptable credit rating. Debt instruments in the most optimal form then available will be our preferred course for realising financial and strategic flexibility.

Finally, we retain the option of a capital increase. As we have a strong cash position, and are sensitive to concerns of dilution of our shareholders, there is no urgency, so this is only envisaged as a contingent measure. Succesful implementation of initial steps of Power8, success of the A350XWB in its market, deliveries of A380, and continued momentum of the helicopter, defence and space businesses are an absolute prerequisite to such a move, unlikely before 2008.

EADS' longer term guidance, to 2010, does not satisfy management, but it reflects our acknowledgment of substantial challenges that still need to be overcome. As the business regains its equilibrium, and achievements inspire new ambition, management will seek to raise its sight to higher targets of growth.

Yours truly,



Hans Peter Ring
Chief Operating Officer for Finance

EADS REGISTRATION DOCUMENT



FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE

European Aeronautic Defence and Space Company EADS N.V. (the **"Company"** or **"EADS"**) is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this registration document (the **"Registration Document"**).

This Registration Document was prepared in accordance with Annexe 1 of the EC Regulation 809/2004, filed in English with, and approved by, the *Autoriteit Financiële Markten* (the "AFM") on 25th April 2007 in its capacity as competent authority under the *Wet op het financieel toezicht* (as amended) pursuant to the Directive 2003/71/EC. The Registration Document is composed of two parts which must be read together: (i) this document entitled Financial Statements and Corporate Governance – (Registration Document Part 1) and (ii) the document entitled Business, Legal and Corporate Responsibility – (Registration Document Part 2). This Registration Document may be used in support of a financial transaction as a document forming part of a prospectus in accordance with Directive 2003/71/EC only if it is supplemented by a securities note and a summary approved by the AFM.

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE

EADS

FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE

REGISTRATION DOCUMENT - PART 1

RISK FACTORS

EADS is subject to many risks and uncertainties that may affect its financial performance. The business, financial condition or results of operations of EADS could be materially adversely affected by the risks described below. These risks are not the only ones facing EADS. Additional risks not presently known to EADS or that it currently deems immaterial may also impair its business operations.

1. Financial Market Risks

Exposure to Foreign Currencies

A significant portion of EADS' revenues is denominated in U.S. Dollars, while a substantial portion of its costs is incurred in Euro, and to a lesser extent, in Pounds Sterling. Consequently, to the extent that EADS does not use financial instruments to cover its exposure resulting from this foreign currency mismatch, its profits will be affected by market changes in the exchange rate of the U.S. Dollar against these currencies. EADS has therefore implemented an exchange rate strategy in order to manage and minimize such exposure. In order to secure the rates at which U.S. Dollar revenues (arising primarily at Airbus and in the commercial satellite business) are converted into Euro or Pounds Sterling, EADS manages a long-term hedging portfolio. There are complexities inherent in determining whether and when foreign exchange rate exposure of EADS will materialize, in particular given the possibility of unpredictable revenue variations arising from order cancellations and postponements. Furthermore, as a significant portion of EADS' foreign currency exposure is hedged through contractual arrangements with third parties, EADS is exposed to the risk of non-performance by its hedging counterparties. No assurances may be given that EADS' exchange rate hedging strategy will protect it fully from significant changes in the exchange rate of the U.S. Dollar to the Euro and the Pound Sterling and that such changes will not affect its results of operation and financial condition.

EADS' consolidated revenues, costs, assets and liabilities denominated in currencies other than the Euro are translated into the Euro for the purposes of compiling its financial statements. EADS' exchange rate hedging strategy aims to cover its cash flows, and, to a large extent, earnings before interest and taxes, pre-goodwill impairment and exceptionals ("**EBIT***"). Changes in the value of these currencies relative to the Euro will have an effect on the Euro value of EADS' reported revenues, costs, assets and liabilities and, to a lesser extent, EBIT*.

Currency exchange rate fluctuations in those currencies other than the U.S. Dollar in which EADS incurs its principal manufacturing expenses (mainly the Euro) may have the effect of distorting competition between EADS and competitors whose costs are incurred in other currencies. This is particularly true with respect to fluctuations relative to the U.S. Dollar, as many of EADS' products and those of its competitors (e.g., in the defence export market) are priced in U.S. Dollars. EADS' ability to compete with competitors may be eroded to the extent that any of EADS' principal currencies appreciates in value against the principal currencies of such competitors.

See "1.1.4.3 EBIT* Performance by Division — Hedging Impact on EBIT*" for a discussion of EADS' foreign currency hedging policy. See "1.1.3.7 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements" for a summary of EADS' accounting treatment of foreign currency hedging transactions.

Exposure to Sales Financing Risk

In support of sales, EADS (primarily through Airbus and ATR with respect to commercial aircraft) may agree to participate in the financing of customers. As a result, EADS has a significant portfolio of leases and other financing arrangements with airlines. The risks arising from EADS' sales financing activities may be classified into two categories: (i) credit risk, which concerns the customer's ability to perform its obligations under a financing arrangement, and (ii) aircraft value risk, which primarily relates to unexpected decreases in the future value of aircraft. Measures taken by EADS to mitigate these risks include optimised financing and legal structures, diversification over a number of aircraft and customers, credit analysis of financing counterparties, provisioning for the credit and asset value exposure, and transfers of exposure to third parties. No assurances may be given that these measures will protect EADS fully from defaults by its customers or significant decreases in the value of the financed aircraft in the resale market.

EADS' sales financing arrangements expose it to aircraft value risk, because it retains collateral interests in aircraft for the purpose of securing customers' performance of their financial obligations to EADS, and because it guarantees part of the market value of certain aircraft during limited periods after their delivery to customers. Under adverse market conditions, the market for used aircraft could become illiquid and the market value of used aircraft could significantly decrease below projected amounts. In the event of a financing customer default at a time when the market value for a used aircraft has unexpectedly decreased, EADS would be exposed to the difference between the outstanding loan amount and the market value of the aircraft, net of ancillary costs (such as maintenance and remarketing costs, etc.). Similarly, if an unexpected decrease in the market value of a given aircraft coincided with the exercise window of an asset value guarantee ("**AVG**") with respect to that aircraft, EADS would be exposed to losing as much as the difference between the market value of such aircraft and the AVG amount. No assurances may be given that the provisions taken by EADS will be sufficient to cover these potential shortfalls.

Through the Airbus Asset Management Division or as a result of past financing transactions, EADS is the owner of used aircraft, exposing it directly to fluctuations in the market value of these used aircraft.

Counterparty Credit Risk

EADS is exposed to credit risk to the extent of non-performance by its financial instrument counterparties. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited.

Cash transactions and derivative counterparties are limited to high credit quality financial institutions. EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparties of financial transactions, based at a minimum on their credit ratings as published by Standard & Poor's, Moody's and Fitch Ratings. The respective limits are regularly monitored and updated.

As counterparty credit risk also arises in the context of sales financing transactions, EADS' general policy is to provide financing to customers and through structures with an appropriate credit standing. See "1.1.7.4 Sales Financing".

Exposure on Equity Investment Portfolio

EADS holds several equity investments for industrial or strategic reasons, the business rationale for which may vary over the life of the investment. Equity investments are either accounted for using the equity method (associated companies), if EADS has the ability to exercise significant influence, or at fair value. If fair value is not readily determinable, the investment is measured at cost.

EADS' principal investment in associates is Dassault Aviation. The net asset value of this investment was €2.0 billion at 31st December 2006. EADS believes that its exposure to the risk of unexpected material adverse changes in the value of Dassault Aviation and that of other associated companies is limited. For equity investments other than associates, which make up only a fraction of EADS' total assets, EADS regards the risk of negative changes in fair value or impairments on these investments as non-significant.

Treasury shares held by EADS are not considered to be equity investments. Additionally, treasury shares are not regarded as being exposed to risk, as any change in value of treasury shares is recognised directly in equity only when sold to the market and never affects net income. Treasury shares are held to hedge the dilution risk arising from employee stock ownership plans and the exercise by employees of stock options.

2. Business-Related Risks

Aircraft Market Cyclicality

In 2006, the combined revenues generated from Airbus and ATR represented approximately two-thirds of EADS' consolidated revenues. Historically, the commercial passenger aircraft market has shown cyclical trends, due in part to the sensitivity of passenger demand in the air travel market to growth in gross domestic product ("**GDP**"). Other factors, however, play an important role, such as (i) the average age and technical obsolescence of the fleet relative to new aircraft, (ii) the number and characteristics of aircraft taken out of service and parked pending potential return into service, (iii) passenger load factors, (iv) airline pricing policies, (v) airline financial health and (vi) deregulation. EADS expects that the market for commercial passenger aircraft will continue to be cyclical, and that future downturns in broad economic trends may have a negative effect on its future results of operation and financial condition.

Impact of Terrorism, Epidemics and Catastrophic Events On Aircraft Market

As the terrorist attacks in New York and Madrid and the spread of the Severe Acute Respiratory Syndrome ("**SARS**") virus and avian flu have demonstrated, terrorism and epidemics may negatively affect public perception of air travel safety and comfort, which may in turn reduce demand for air travel and commercial aircraft. The outbreak of war in a given region may also affect the willingness of the public to travel by air. Furthermore, major airplane crashes may have a negative effect on the public's or regulators' perceptions of the safety of a given class of aircraft, form of design, or airline. As a consequence of terrorism, epidemics and other catastrophic events, an airline may be confronted with sudden reduced demand for air travel and be compelled to take costly security and safety measures. In response to such events, and the resulting negative impact on the airline industry or particular airlines, EADS may suffer from a decline in demand for all or certain types of its aircraft, and EADS' customers may postpone delivery of new aircraft or cancel orders.

Dependence on Defence Spending and on Certain Markets

In 2006, approximately 25% of EADS' consolidated revenues was derived from defence spending. In any single market, defence spending depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Defence spending may be subject to significant fluctuations from year to year and country to country. Adverse economic and political conditions as well as downturns in broad economic trends in EADS' defence or may have a negative effect on EADS' future results of operations and financial condition.

In the case where several countries undertake to enter together into defence procurement contracts, economic, political or budgetary constraints in any one of these countries may have a negative effect on the ability of EADS to enter into or perform such contracts.

Further, a significant portion of EADS (including Airbus) backlog is concentrated in certain regions or countries, including the United States of America, China, India and the United Arab Emirates. Adverse economic and political conditions as well as downturns in broad economic trends in theses countries or regions may have a negative effect on EADS' and Airbus future results of operations and financial condition.

Dependence

A significant portion of EADS (including Airbus) backlog is made in certain regions. In 2006, approximately 25% of EADS' consolidated revenues were derived from certain regions as derived from defence spending. In any single market, defence spending depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Defence spending may be subject to significant fluctuations from year to year and country to country. Adverse economic and political conditions as well as downturns in broad economic trends in EADS' defence markets may have a negative effect on EADS' future results of operations and financial condition.

Emergence of Public-Private Partnerships and Private Finance Initiatives

Defence customers, particularly in the U.K., increasingly request proposals and grant contracts under schemes known as public-private partnerships ("**PPPs**") or private finance initiatives ("**PFIs**"). PPPs and PFIs differ substantially from traditional defence equipment sales, as they often incorporate elements such as:

- the provision of extensive operational services over the life of the equipment;
- continued ownership and financing of the equipment by a party other than the customer, such as the equipment provider;
- mandatory compliance with specific customer requirements pertaining to public accounting or government procurement regulations; and
- provisions allowing for the service provider to seek out additional customers for unused capacity.

EADS is party to PPP and PFI contracts, for example through Paradigm with Skynet 5 and related telecommunications services, and involved in additional PFI proposals, such as the Airtanker (FSTA) project. One of the complexities presented by PFIs lies in the allocation of risks and the timing thereof among different parties over the lifetime of the project.

There can be no assurances of the extent to which EADS will efficiently and effectively (i) compete for future PFI or PPP programmes, (ii) administer the services contemplated under the contracts, (iii) finance the acquisition of the equipment and the ongoing provision of services related thereto, or (iv) access the markets for the commercialisation of excess capacity. EADS may also encounter unexpected political, budgetary, regulatory or competitive risks over the long duration of PPP and PFI programmes.

Competition and Market Access

Most of EADS' businesses are subject to significant competition, and Airbus has been affected by downward price pressure resulting from such competition. EADS believes that some of the underlying causes of such price competition have been mitigated by restructuring in the aerospace and defence industry. Nevertheless, certain customers have had greater leverage to encourage competition in respect of a variety of issues, including price and payment terms. No assurance can be given that competition may not intensify, particularly in the context of a prolonged economic downturn in the future.

In addition, the contracts for many aerospace and defence products are awarded, implicitly or explicitly, on the basis of home country preference. Although EADS constitutes a multinational combination which helps to broaden its domestic market, it may remain at a competitive disadvantage in certain countries, especially outside of Europe, relative to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defence industries means that political considerations will play a role in the choice of many products for the foreseeable future.

Availability of Government Financing

Since 1992, the E.U. and the U.S. have operated under an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers. In late 2004, however, the U.S. sought to unilaterally withdraw from this agreement, which eventually led to the U.S. and the E.U. making formal claims against each other before the World Trade Organisation ("**WTO**"). While both sides have expressed a preference for a negotiated settlement that provides for a level playing field when funding future aircraft developments, they have thus far failed to reach agreement on key issues. The terms and conditions of any new agreement, or the outcome of the formal WTO proceedings, may limit access by EADS to risk-sharing-funds for large projects, or may establish an unfavourable balance of access to government funds by EADS as compared to its U.S. competitors.

In prior years, EADS and its principal competitors have each received different types of government financing of product research and development. For example, EADS received repayable financing from certain governments in relation to the A380 commercial aircraft programme, and is in discussions with certain E.U. countries regarding financing for the development of the A350XWB commercial aircraft programme. However, no assurances can be given that government financing will continue to be made available in the future for these and other projects, in part as a result of the proceedings mentioned above.

Technologically Advanced Products and Services

EADS offers its customers products and services that are often technologically advanced, the design and manufacturing of which can be complex and require substantial integration and coordination along the supply chain. In addition, most of EADS' products must function under demanding operating conditions. Even though EADS believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that EADS' products or services will be successfully developed, manufactured or operated or that they will be developed or will perform as intended.

Certain of EADS' contracts require it to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of subsequent sales to the same customer if its products fail to be delivered on time or to perform adequately. No assurances can be given that performance penalties or contract cancellations will not be imposed should EADS fail to meet delivery schedules or other measures of contract performance.

For example, following the production difficulties that EADS encountered in 2006 in connection with its A380 programme — which led it to twice revise its delivery schedule for the aircraft — certain customers decided to cancel their A380 orders. In addition, EBIT* at Airbus was also negatively affected by €2.5 billion in 2006, in part due to the contractual penalties to be paid to customers as a result of the delivery delays. See "1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Significant Programme and Restructuring Developments in 2006" for further detail.

There can be no assurances that problems similar to the ones encountered in connection with development of the A380 will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such problems may result in increased costs or loss of revenues — in particular as a result of contract cancellations — which could have a negative effect on EADS' future results of operation and financial condition. Any future problems may also have a significant adverse effect on the competitive reputation of EADS' products. See "3. Legal Risks — Product Liability and Warranty Claims".

Major Research and Development Programmes

The business environment in many of EADS' principal operating business segments is characterised by extensive research and development costs requiring significant up-front investments. The business plans underlying such investments often contemplate a long payback period before these investments are recouped, and assume a certain level of return over the course of this period in order to justify the initial investment. There can be no assurances that the commercial, technical and market assumptions underlying such business plans will be met, and consequently, the payback period or returns contemplated therein achieved.

EADS expects that its consolidated research and development expenses may increase significantly in future years in connection with the ramp-up of new programmes, in particular development on the A350XWB.

"Power8" Restructuring Programme

EADS has announced the implementation of a significant cost reduction and restructuring programme at Airbus, referred to as "Power 8". This programme looks at all aspects of the company to make it leaner, more integrated, more efficient and more productive. As part of Power8, Airbus management will implement cost reduction and cash generating efforts with the goal of achieving EBIT* contributions of €2.1 billion from 2010 onwards and an additional €5 billion of cumulative cash flow from 2007 to 2010. A large part of the cost savings is expected to be realised through the reduction of Airbus' headcount by 10,000 employees (with temporary and on-site subcontractors accounting for approximately 50% of such reduction).

These anticipated cost savings are based on preliminary estimates, however, and actual savings may vary significantly. In particular, EADS' cost reduction measures are based on current conditions and do not take into account any future cost increases that could result from changes in its industry or operations, including new business developments, wage and price increases or other factors. EADS' failure to successfully implement these planned cost reduction measures, or the possibility that these efforts may not generate the level of cost savings it expects going forward, could negatively affect its future results of operation and financial condition.

In addition to the risk of not achieving the anticipated level of cost savings from Power 8, EADS may also incur higher than expected costs in seeking to implement Power 8, depending on the outcome of its current negotiations with labour and other representatives. Restructuring, closures, site sales and job reductions may also harm EADS' labour relations and public relations, and have led and could lead to work stoppages and/or demonstrations. In the event that EADS is unable to negotiate effectively with labour representatives and these work stoppages and/or demonstrations become prolonged, or the costs of implementing Power 8 are otherwise higher than anticipated following such negotiations, EADS' future results of operation and financial condition may be negatively affected.

Industrial Ramp-up

As a result of the large number of new orders for aircraft recorded in recent years, EADS has accelerated its production rate in order to meet the agreed upon delivery schedules for such new aircraft, in particular at Airbus and Eurocopter. As it nears full capacity, EADS' ability to further increase its production rate will be dependent upon a variety of factors, including execution of internal performance plans, availability of raw materials and parts (such as aluminum, titanium, and composites), conversion of raw materials into parts and assemblies, and performance by suppliers and subcontractors. The failure of any or all of these factors could lead to missed delivery commitments, and depending on the length of delay in meeting delivery commitments, could lead to additional costs and customers' rescheduling or terminating their orders.

Programme-Specific Risks

In addition to the risk factors mentioned above, EADS also faces the following programme-specific risks in the future (while this list does not purport to be comprehensive, it highlights the current risks believed to be material by management). The first three items relate to the primary risks faced at Airbus in particular:

- *A380 programme.* In connection with the A380 programme and following the delivery delays announced in 2006, EADS faces the following main challenges: (i) management of stress in the supply chain as a result of the steep ramp-up in production in coming years, (ii) avoidance of production disruptions as a result of the implementation of Power8, in particular with respect to its effect on labour relations, and (iii) introduction of a new digital mock-up for future A380 production. EADS' ability to successfully meet these challenges will be critical in ensuring the smooth production of "wave 2" aircraft, *i.e.*, those beyond the initial 25 aircraft produced;
- *A350XWB programme.* In connection with the A350XWB programme, EADS faces the following main challenges: (i) ensuring — through training or otherwise — the availability of key personnel and other resources, particularly with respect to the industrialisation of certain composites, (ii) conversion on favourable terms of orders for the previous version of the A350 aircraft into orders for the new XWB version, and (iii) engagement of risk-sharing partners for the programme at the level of involvement expected by Airbus;
- *A400M programme.* In connection with the A400M programme, EADS faces the following main challenges: (i) management of technical challenges new to Airbus, particularly the modelling of aircraft behaviour based on use of an extremely powerful turboprop engine mounted on a high wing, and on flight in a tactical operations environment, and (ii) ensuring that the aircraft is both commercially certified and meets the range of military qualifications required by programme customers in each jurisdiction;
- *NH90 programme.* In connection with the NH90 programme, EADS faces the following main challenges: (i) meeting the development schedule and cost objectives of ongoing development programmes on the various versions, and (ii) managing the steep industrial ramp-up on the programme and the associated strain on the supply chain;
- *Paradigm programme.* In connection with the Paradigm programme, EADS faces the following main challenges: (i) ensuring the on-time completion of Skynet 5 infrastructure development, (ii) build-up of third party revenues, and (iii) completing, launching and ensuring the successful functioning of the Skynet 5A, 5B and 5C satellites, the loss of any of which would result in operational, commercial and accounting consequences.

Pension Commitments

EADS participates in several pension plans for both executive as well as non-executive employees, some of which are underfunded. For further information related to these plans, see "1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements (IFRS) — Note 21b: Provisions for retirement plans". Although EADS has recorded a provision in its balance sheet for its share of the underfunding based on current estimates, there can be no assurance that these estimates will not be revised upward in the future, leading EADS to record additional provisions in respect of such plans. These additional provisions would in turn have a negative effect on EADS' total equity (net of deferred taxes), which could have a negative effect on its future financial condition.

3. Legal Risks

Dependence On Joint Ventures and Minority Holdings

EADS generates a substantial proportion of its revenues through various consortia, joint ventures and equity holdings and believes that its alliances and partnerships are a source of competitive advantage. These arrangements include primarily:

- the Eurofighter and AirTanker consortia;
- three principal joint ventures: MBDA, ATR and Atlas Electronik;
- majority interest: Dornier GmbH; and
- investment in associates: Dassault Aviation.

The formation of partnerships and alliances with other market players is an integral strategy of EADS and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. This strategy may from time to time lead to changes in the organisational structure, or realignment in the control, of EADS' existing joint ventures.

EADS exercises varying and evolving degrees of control in the consortia, joint ventures and equity holdings in which it participates. While EADS seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement or deadlock is inherent in a jointly controlled entity, particularly in those entities that require the unanimous consent of all members with regard to major decisions and specify limited exit rights. The other parties in these entities may also be competitors of EADS, and thus may have interests which differ from those of EADS.

In addition, in those holdings in which EADS is a minority partner or shareholder, EADS' access to the entity's books and records, and as a consequence, EADS' knowledge of the entity's operations and results, is generally limited as compared to entities in which EADS is a majority holder or is involved in the day-to-day management.

Product Liability and Warranty Claims

EADS designs, develops and produces a number of high profile products of large individual value, particularly civil and military aircraft and space equipment. EADS is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. While EADS believes that its insurance programs are adequate to protect it from such liabilities and that no material claims have been made against it, no assurances can be given that claims will not arise in the future or that such insurance cover will be adequate.

Intellectual Property

EADS relies upon patent, copyright, trademark and trade secret laws, and agreements with its employees, customers, suppliers and other parties, to establish and maintain its intellectual property rights in technology and products used in its operations. Despite these efforts to protect its intellectual property rights, any of EADS' direct or indirect intellectual property rights could be challenged, invalidated or circumvented. Further, the laws of certain countries do not protect EADS' proprietary rights to the same extent as the laws in Europe and the United States. Therefore, in certain jurisdictions EADS may be unable to protect its proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect its competitive position.

Export Controls and Other Regulations

The export market is a significant market for EADS. In addition, many of the products EADS designs and manufactures for military use are considered to be of national strategic interest. Consequently, the export of such products outside of EADS' domestic markets may be restricted or subject to licensing and export controls, notably by the U.K., France, Germany and Spain, where EADS carries out its principal military activities as well as by other countries where suppliers come from, notably, the U.S. There can be no assurance (i) that the export controls to which EADS is subject will not become more restrictive, (ii) that new generations of EADS products will not also be subject to similar or more stringent controls or (iii) that geopolitical factors will not make it impossible to obtain export licenses for one or more clients or constrain EADS' ability to perform under previously signed contracts. Reduced access to military export markets may have a material adverse effect on EADS' business, financial condition and results of operations.

EADS is also subject to a variety of other governmental regulations that may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, EADS' ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

4. Industrial and Environmental Risks

Together with other companies in the principal industries in which it operates, EADS is subject to numerous E.U., national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials. EADS believes that it is currently capable of satisfying the stricter environmental standards for the future contemplated by current laws or regulations, including increasingly stringent environmental product quality standards that will be implemented over the next few years, without incurring significant capital expenditure. However, there can be no assurance that increased capital expenditure and operating costs resulting from future environmental regulations will not adversely affect the results of EADS' operations and its financial condition.

For more information, please see "Part 2/2.3 Environmental Care".

1 NET ASSETS - FINANCIAL POSITION - RESULTS

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations

1.1.1 Certain Information

In addition to historical information, this document includes forward-looking statements. The forward-looking statements are generally identified by the use of forward-looking words, such as "anticipate", "expect", "estimate", "intend", "plan", "predict", "project", "will", "believe", "should", "may" or other variations of such terms, or by discussion of strategy. These statements relate to EADS' future prospects, developments and business strategies and are based on analyses or forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements represent the view of EADS only as of the dates they are made, and EADS disclaims any obligation to update forward-looking statements, except as may be otherwise required by law. The forward-looking statements in this document involve known and unknown risks, uncertainties and other factors that could cause EADS' actual future results, performance and achievements to differ materially from those forecasted or suggested herein. These include changes in general economic and business conditions, as well as the factors described in "Risk Factors" above.

The following discussion is based on the audited consolidated financial statements of EADS as of and for the years ended 31st December 2006, 2005 and 2004 (together, the "**Financial Statements**") included herein. The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") adopted by the International Accounting Standards Board as endorsed by the European Union. The following discussion should be read together with the Financial Statements.

Exchange Rate Information

The financial information presented in this document is expressed in Euro, U.S. Dollars or Pounds Sterling. The following table sets out, for the periods indicated, certain information concerning the exchange rate between the Euro and the U.S. Dollar and Pound Sterling, calculated using the official European Central Bank fixing rate:

Year ended	Average		Period End	
	€-U.S. $	€-£	€-U.S. $	€-£
31st December 2004	1.2438	0.6787	1.3621	0.7051
31st December 2005	1.2441	0.6838	1.1797	0.6853
31st December 2006	1.2556	0.6817	1.3170	0.6715

Ratings

EADS is currently rated A1 with a stable outlook by Moody's Investors Service, A- with a negative outlook by Standard and Poor's and A- with a negative outlook by Fitch Ratings.

1.1.2 Overview

With consolidated revenues of €39.4 billion in 2006, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2006, it generated approximately 75% of its total revenues in the civil sector (compared to 77% in 2005) and 25% in the defence sector (compared to 23% in 2005). As of 31st December 2006, EADS' active headcount was 116,805.

EADS organises its businesses into the following five operating divisions:

- **Airbus:** Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use;
- **Military Transport Aircraft:** Development, manufacturing, marketing and sale of military transport aircraft and special mission aircraft;
- **Eurocopter:** Development, manufacturing, marketing and sale of civil and military helicopters, and provision of maintenance services;
- **Defence & Security:** Development, manufacturing, marketing and sale of missile systems, military combat aircraft and training aircraft; provision of defence electronics and defence-related telecommunications solutions and logistics, training, testing, engineering and other related services; and
- **Astrium:** Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers, and provision of space-based services.

In addition, EADS has four business units ("**BUs**") — ATR, EFW (*Elbe Flugzeugwerke GmbH*), EADS Socata and EADS Sogerma — which are allocated to "Other Businesses" for purposes of segment reporting. Their activities comprise the development, manufacturing, marketing and sale of regional turboprop aircraft, light commercial aircraft and aircraft components, as well as civil and military aircraft conversion and maintenance services.

1.1.2.1 Significant Programme and Restructuring Developments in 2006

A380 programme. During 2006, Airbus twice revised its delivery schedule for the A380 after having encountered difficulties in the industrialisation of the programme, in particular in the area of electrical engineering. Currently, the first Airbus A380 series aircraft is scheduled to be delivered in the fourth quarter of 2007. In 2008, Airbus plans to deliver 13 A380 series aircraft, followed by 25 in 2009 and 45 in 2010.

A380-related delivery delays and other items have affected earnings before interest and taxes, pre-goodwill impairment and exceptionals ("**EBIT***") at Airbus by a negative €2.5 billion in 2006. These net charges relate to the following items:

- excess costs above the initially expected learning curve, as difficulties in the production process have caused Airbus to fall short of the expected improvements in production efficiency over time;
- the recording of onerous contract provisions, related to contractual penalties to be paid to customers as a result of the delivery delays;
- impairment of inventory, where necessary to align book value with net realisable value;
- all other settlement obligations as a result of the delivery delays and accrued for in 2006. Together with the three preceding charges, this accounts for approximately €2.0 billion of the €2.5 billion decrease in EBIT*;
- impairment of assets and provision charges recorded following the freezing of development on the freighter version of the A380 (€0.3 billion); and
- ongoing production support for the programme, representing recurring expenses unallocated to unit production costs (€0.2 billion).

On 2nd March 2007, UPS announced its intent to cancel its order for 10 A380 freighters. In connection with this announcement, Airbus decided to reschedule development of the freighter version of the A380 and redeploy existing resources towards production of the passenger version of the aircraft.

Despite the A380-related delivery delays and resulting aircraft cancellations, EADS believes that its competitive position in the very large aircraft market remains sound. While the delivery delays are expected to result in lower cash flows in 2007 and up to 2010 than would otherwise have been recorded, EADS will invest substantially in seeking to ensure that the initial wave of A380 aircraft delivered to customers are of the highest maturity possible, and strive to reinstate the highest level of customer confidence.

A400M programme. At the end of 2006, EADS conducted an internal technical assessment of the A400M programme in order to verify programme status. This review indicated that the programme was contractually on schedule with respect to past and current industrial milestones. However, the review also indicated that the programme might lag behind plan by up to three months as aircraft enter the final assembly line, with significant challenges lying ahead prior to the first delivery.

In connection with the technical assessment above, Airbus also performed a financial review of the A400M programme. Based on the programme's risks and complexities, Airbus decided to record a loss-at-completion provision of €352 million in 2006 for its workshare on the programme, with a corresponding negative impact on its EBIT* for the year.

However, as the other divisions of EADS foresee a positive contribution from the A400M programme, the provision at Airbus has been reversed at the EADS group level in 2006. Due to the overall cost increase for the programme, a negative catch-up of €(66) million has been recorded at the EADS group level in 2006 in order to adjust EBIT* recognised on the programme for the years 2003 to 2006.

Discontinuation of the A350 programme and launch of the A350XWB (Xtra Wide Body) programme. In October 2005, the EADS Board of Directors authorised Airbus to launch the industrial programme for a new medium-sized long-range aircraft, the A350 aircraft family. Airbus commenced marketing of the A350 aircraft family at this time.

In July 2006, in response to customers' recommendations, Airbus presented technical specifications for a revised aircraft family, the A350XWB, and placed the original A350 programme on hold. In December 2006, Airbus formally launched the A350XWB series and discontinued the original A350 programme.

The launch of the A350XWB triggered the accrual of a provision related to the anticipated buy-out of delivery commitments under firm orders for the original A350 aircraft, which can no longer be fulfilled. This provision has been recorded in 2006 for an amount of €505 million.

At the end of 2006, Airbus had 100 firm orders and 82 commitments for the original A350 aircraft remaining to be bought out, as well as 2 firm orders and 40 commitments for the new A350XWB.

EADS Sogerma sale. On 10th January 2007, EADS Sogerma completed the sale of three of its subsidiaries dedicated to global support and maintenance — Sogerma Services, Sogerma Tunisia and Barfield — to the TAT Group. Prior to their sale, EADS recorded an asset impairment totalling €117 million — including €33 million relating to its retained subsidiaries, Seca and Revima — as well as restructuring provisions of €42 million. Combined with an underlying operational loss of €(96) million, EADS Sogerma recorded EBIT* of €(351) million in 2006, a deterioration of €(114) million compared to 2005.

Power8 programme. In order to address the challenges posed by U.S. Dollar weakness, increased competitive pressure and the financial burden related to the A380 delays, and to meet its other future investment needs, Airbus has announced the implementation of the Power 8 programme. As part of Power8, Airbus management will implement cost reduction and cash generating efforts with the goal of achieving EBIT* contributions of €2.1 billion from 2010 onwards and an additional €5 billion of cumulative cash flow from 2007 to 2010. A significant portion of the cost savings is expected to be realised through the reduction of Airbus' headcount by 10,000 employees (with temporary and on-site subcontractors accounting for approximately 50% of such reduction).

Power8 consists of several measures for enhancing profitability: Reduction of Airbus Overhead Costs, Faster Development, Lean Manufacturing, Smart Buying, Maximising Cash, Focusing on the Core Business/Restructuring the Industrial Set-Up, Streamlining the Final Assembly Lines and Putting the Customer First. Together, these measures seek to transform Airbus' business model into one that allows it to devote its resources to core activities, while eliminating inefficiencies within its current structure. The transformation will occur progressively over several years and will be accompanied by the further expansion of Airbus' global footprint. Integration with the rest of EADS will also be facilitated through the purchase of BAE Systems' 20% share in Airbus in October 2006, as described below.

For further information related to the Power8 programme, see "Recent Developments".

1.1.2.2 Outlook

In connection with the planned measures to reduce overhead costs, and specifically headcount, as part of the implementation of Power 8, EADS expects to record a provision of approximately €680 million in the first quarter of 2007, along with charges to be incurred in 2007 for A350XWB onerous contracts and other A380 charges, though it has not yet finalised its accounts. In addition, while the prices of delivered aircraft remained stable at Airbus during 2006, EADS expects — based on its experience in the first quarter of 2007 and until the date of this document — that some deterioration in the price of delivered aircraft will occur in the future as a result of strong past competition, particularly on long-range aircraft. Its experience in the first quarter of 2007 and until the date of this document also leads it to expect that its consolidated research and development expenses will increase in connection with the ramp-up of new programmes, in particular development on the A350XWB.

1.1.3 Critical Accounting Considerations, Policies and Estimates

1.1.3.1 Scope of and Changes in Consolidation Perimeter

Disposals and acquisitions of interests in various businesses can account, in part, for differences in EADS' results of operations for one year as compared to another year.

Airbus: Airbus has been fully consolidated by EADS since 1st January 2001, in light of the control EADS has exercised over the assets, liabilities and operations of Airbus since that date. BAE Systems held a 20% share in Airbus until October 2006, at which time the share was purchased by EADS.

BAE Systems held a put option with respect to its share in Airbus that was granted to it by EADS as part of the Airbus business combination in 2001. BAE Systems' put option was exercisable at fair value and payable in cash or an equivalent amount of EADS shares. In light of these characteristics, revised IAS 32 (which EADS retrospectively applied as of 1st January 2005) required EADS to account for the put option as a liability ("liability for puttable instruments") in the consolidated balance sheet, stated at fair value. (Before this change in accounting policy, EADS recorded BAE Systems' stake in Airbus as minority interests within equity.)

Pursuant to revised IAS 32, dividend payments to BAE Systems were treated as partial repayments of the liability, thus reducing the liability for puttable instruments, without affecting minority interests. Other changes to the liability's fair value were recorded as changes to the liability for puttable instruments and adjustments of goodwill, without any direct impact on the consolidated income statement. A corresponding restatement was made in 2005 to EADS' 2004 consolidated net income and earnings per share to account for this change in accounting policy. At 31st December 2005, the fair value of the liability for puttable instruments was assessed at €3.5 billion.

In June 2006, BAE Systems exercised its put option. An independent investment bank then determined the fair value of its 20% share in Airbus at €2.75 billion, a decrease of €750 million from the assessed value at 31st December 2005. Dividend payments to BAE Systems in 2006 accounted for €129 million of the decrease, while most of the remaining portion of €621 million led to a corresponding reduction in Airbus' goodwill (€613 million). Following payment of the €2.75 billion purchase price in cash by EADS in October 2006, the liability for puttable instruments was derecognised from the balance sheet.

MBDA: EADS and BAE Systems each hold a 37.5% stake in MBDA, with Finmeccanica holding the remaining 25%.

Pursuant to the shareholder agreements relating to the MBDA group, EADS and BAE Systems together exercise certain controlling rights over MBDA through MBDA Holdings, including the right of MBDA Holdings to appoint MBDA's Chief Executive Officer ("**CEO**"), Chief Operational Officer ("**COO**") and Chief Financial Officer ("**CFO**").

EADS proportionally consolidates 50% of MBDA within the DS Division, consistent with its ability to jointly control operations with BAE Systems, with Finmeccanica's holding reflected as a 12.5% minority interest.

Acquisitions and Disposals

On 13th October 2006, EADS acquired BAE Systems' 20% minority share in Airbus after BAE Systems had exercised the put option it held on its Airbus stake in June 2006, as described above. Before the transaction, EADS already controlled Airbus and therefore fully consolidated this subsidiary.

On 3rd August 2006, EADS acquired 40% of the shares of the Atlas Elektronik group, specialised in equipment and systems for naval forces, which is consolidated proportionally. The difference between the purchase price and the acquired net assets (not finally determined) led to the recording of €41 million of goodwill.

On 28th February 2006, 81% of LFK GmbH and TDW GmbH, which had been fully consolidated by EADS, were sold to the European missile group MBDA, which EADS consolidates at 50%.

On 30th November 2005, EADS sold TDA — Armements S.A.S. to Thales. TDA — Armements S.A.S. was proportionally consolidated at 50% through the end of November 2005.

On 2nd September 2005, EADS acquired Nokia's Professional Mobile Radio (PMR) activities (now known as EADS Secure Networks Oy) from Nokia.

On 28th February 2005, EADS sold its enterprise telephony business, which comprised its civil telecommunication activities, to Aastra Technologies Limited.

On 4th October 2004, EADS acquired 100% of the share capital of RIG Holdings, Inc., the holding company of Racal Instruments U.S. and Racal Instruments Group Ltd., from RIG Holdings L.P.

See "Notes to Consolidated Financial Statements (IFRS) — Note 4: Acquisitions and disposals".

1.1.3.2 Employee Benefits — IAS 19

Prior to 2006, EADS recognised in its consolidated financial statements actuarial gains and losses on its pension plans qualifying as defined benefit plans by applying the "corridor approach" of IAS 19. Under this approach, any amount of accumulated unrecognised actuarial net gains and losses that exceeded the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets was amortised through the consolidated income statement on a straight line basis over the expected average remaining working lives of the employees participating in the respective plan, i.e. 15 years for EADS, thereby affecting EBIT*. In 2006, EADS opted to apply the "equity approach" under revised IAS 19, pursuant to which actuarial gains and losses are recognised in full within retained earnings (net of deferred taxes) during the period in which they occur, without affecting the consolidated income statement. The provision for retirement plans recorded on the balance sheet in turn covers the full amount of the defined benefit obligation, including accumulated actuarial net gains and losses. As a result of the retrospective application of revised IAS 19, the provision for retirement plans in 2005 and 2004 has been restated by €1,118 million and €659 million, respectively, implying a restatement of €(695) million and €(407) million in total equity (net of deferred taxes), as set forth in the following table (the 2006 figure also includes EADS' share of the BAE Systems pension underfunding in the U.K. for the first time, as described in "1.1.3.3 U.K. Pension Commitments" below):

(in €m)	At 31st December 2006	At 31st December 2005	At 31st December 2004
Provision for retirement plans and similar obligations (old rule)	-	4,120	3,947
Unrecognised actuarial losses (old rule)	-	1,118	659
Provision for retirement plans and similar obligations (new rule)	**5,883**	**5,238**	**4,606**
Total equity movement (net of deferred taxes)	**(1,409)**	**(695)**	**(407)**

The 2006 change in accounting policy for the recognition of actuarial gains and losses from the corridor to the equity approach resulted in lower net periodic pension costs in 2006, leading to comparably higher EBIT* of €45 million and higher net income of €25 million (EBIT* impact: Airbus: €12 million; Eurocopter €7 million; Astrium €5 million; Defence €16 million; HQ €5 million).

For further information relating to the effect of the change in accounting policy, see "Notes to Consolidated Financial Statements (IFRS) — Note 21b: Provisions for retirement plans".

1.1.3.3 U.K. Pension Commitments

In the U.K., EADS participates in several funded trustee-administered pension plans for both executive as well as non-executive employees, with BAE Systems being the principal employer. These plans qualify as multi-employer defined benefit plans under IAS 19. EADS' most significant investments in terms of employees participating in these BAE Systems U.K. pension plans are Airbus U.K. and MBDA U.K. For Airbus, this remains the case even after the acquisition of BAE Systems' 20% stake in Airbus on 13th October 2006. Participating Airbus U.K. employees have continued to remain members in the BAE Systems U.K. pension plans as a result of the U.K. pension agreement between EADS and BAE Systems dated 11 July 2001, as well as a change in U.K. pension legislation enacted in April 2006 that removes previous restrictions on unassociated employers participating in a single pension plan.

Generally, based on the funding situation of the respective pension plans, the pension plan trustees determine the contribution rates to be paid by the participating employers to adequately fund the plans. The different U.K. pension plans in which EADS investments participate are currently underfunded. BAE Systems has agreed with the trustees to undertake various measures in order to remedy such underfunding. These include: (i) making regular contribution payments for active employees at levels well above those that would prevail in the case of adequately funded plans and (ii) making extra contributions totalling GBP 446 million (€664 million) over the next ten years, i.e., up to 2016.

Due to contractual arrangements between EADS and BAE Systems, the contributions that EADS must make in respect of its participation in the two largest pension plans are capped for a defined period of time (i.e., until July 2011 for Airbus U.K. and until December 2007 for MBDA U.K.). Contributions exceeding the respective capped amounts are paid by BAE Systems. EADS is therefore neither exposed to increased regular contribution payments resulting from the pension plans' underfunding, nor to a participation in extra contribution payments during the period of the contribution caps. Even after the expiry of the contribution caps, the unique funding arrangements between BAE Systems and EADS create a situation for EADS different from common U.K. multi-employer plans, with special regulations limiting the regular contributions that must be paid by EADS U.K. companies to rates applicable to all participating employers.

Since 1st January 2005, BAE Systems has prepared its consolidated financial statements under IFRS. Before that date, BAE Systems' consolidated financial statements were prepared under U.K. GAAP, and as such did not include information required under IAS 19 to apply defined benefit accounting. Consequently, EADS accounted for its participation in BAE Systems U.K. defined benefit schemes as if they were defined contribution schemes in accordance with IAS 19. In 2005, EADS requested detailed information from BAE Systems about the different multi-employer pension plans in order to appropriately and reliably estimate the share of its participation in the plans' assets, defined benefit obligations and pension costs. For accounting purposes, the information provided by BAE Systems in 2005 was judged insufficient for purposes of identifying EADS' share in the U.K. pension plans. Consequently, EADS continued in 2005 to expense the contributions made to the pension schemes as if the plans were defined contribution plans. Information related to these plans appeared in the contingent liabilities section of the notes to the financial statements.

Upon further request in 2006, BAE Systems began to provide more detailed information regarding these pension plans. The new information has enabled EADS to estimate its share of the pensions plans' assets, defined benefit obligations and related underfunding, which takes into account the impacts of the contribution caps' mechanism described above as well as those of future extra contributions agreed by BAE Systems with plan trustees. Accordingly, EADS has recorded a provision of €897 million as of 31st December 2006 for its current share of the net pension underfunding in the U.K. A related amount of €(853) million has been recorded in total equity (net of deferred taxes) as at 31st December 2006, consistent with the application of revised IAS 19 (equity approach) described above.

For further information related to EADS' participation in multi-employer pension plans in the U.K., see "Notes to Consolidated Financial Statements (IFRS) — Note 21b: Provisions for retirement plans".

1.1.3.4 Fair Value Adjustments

The merger of the operations of Aerospatiale-Matra ("**ASM**"), DaimlerChrysler Aerospace ("**Dasa**") and Construcciones Aeronáuticas S.A. ("**CASA**"), leading to the creation of EADS in 2000, was recorded using the purchase method of accounting with ASM as the acquirer. Accordingly, the book value of certain assets and liabilities, mainly property, plant and equipment and inventories, was adjusted by an aggregate amount of €1.8 billion, net of income taxes, to allocate a portion of the respective fair market values of Dasa and CASA at the time of the merger (the "**fair value adjustments**"). These aggregate additions in value are generally being depreciated over four to fifteen years for fixed assets and amortised over approximately 24 months for inventories. In addition, in 2001 in connection with the formation of Airbus S. A.S., EADS adjusted the book value of Airbus fixed assets and inventories by an aggregate amount of €0.3 billion, net of income taxes, to reflect their fair market values. The fair value adjustments lead to a depreciation expense in the consolidated statements of income classified within cost of sales. For management reporting purposes, EADS treats these depreciation charges as non-recurring items in EBIT pre-goodwill impairment and exceptionals. See "1.1.4 Measurement of Management's Performance — Use of EBIT*".

In 2006, a tax audit of Dasa for the years 1994 until 1999 was finalised. Pursuant to the EADS shareholders' agreement, the related tax expense has been reimbursed by DaimlerChrysler AG. As a result of this audit, goodwill and deferred tax assets have been adjusted with respective impacts in the DS division and at the Headquarters/Consolidation level of €52 million and €12 million, leading to both an other expense and a tax benefit of €64 million in the consolidated statement of income for 2006. EADS has treated the charge as a non-recurring item in EBIT*. See "1.1.4 Measurement of Management's Performance — Use of EBIT*".

1.1.3.5 Impairment of Assets

When a triggering event, such as an adverse material market event or a significant change in forecasts or assumptions, occurs, EADS performs an impairment test on the assets, group of assets, subsidiaries, joint ventures or associates likely to be affected. In addition, EADS tests goodwill for impairment in the fourth quarter of each financial year, whether or not there is any indication of impairment. An impairment loss is recognised in the amount by which the asset's carrying amount exceeds its recoverable amount.

Generally, the discounted cash flow method is used to determine the value of the assets. The discounted cash flow method is sensitive to the selected discount rate and estimates of future cash flows by EADS' management ("**Management**").

Consequently, slight changes to these elements can materially affect the resulting asset valuation and therefore the amount of the potential impairment charge.

The discount rate used by EADS is derived from the Group's weighted average cost of capital, adjusted to reflect the riskiness of the business concerned. See "Notes to Consolidated Financial Statements (IFRS) — Note 2: Significant accounting policies — Impairment of non-financial assets" and "Note 12: Intangible assets".

The impairment of goodwill has an effect on profitability, as it is recorded in the line item "Other expenses" on EADS' consolidated statement of income. No goodwill was impaired in 2006, 2005 or 2004. However, in 2006, non-goodwill asset impairment charges were recorded at EADS Sogerma (€(84) million in respect of its subsidiaries Sogerma Services, Sogerma Tunisia and Barfield, which were sold to the TAT Group on 10 January 2007, and €33 million relating to the remaining Sogerma subsidiaries, Seca and Revima), and at Airbus (€250 million) related primarily to impairment of inventory and fixed assets on the A380 programme. These charges in turn had a negative effect on EBIT* for 2006. See "Notes to Consolidated Financial Statements (IFRS) — Note 12: Intangible assets" and "Note 13: Property, plant and equipment".

1.1.3.6 Research and Development Expenses

Since 2003, with the application of IAS 38 "Intangible Assets", EADS has assessed whether product-related development costs qualify for capitalisation as internally generated intangible assets. Criteria for capitalisation recognition are strictly applied. Consequently, all research and development costs not meeting the IAS 38 criteria are expensed as incurred in the consolidated statement of income.

For 2004, €169 million of product-related development costs were capitalised in accordance with IAS 38 (including €152 million relating to the Airbus A380 programme), with an additional €293 million and €411 million capitalised in 2005 and 2006, respectively (including an additional €259 million and €335 million relating to the Airbus A380 programme, respectively).

Capitalised development costs are generally amortised over the estimated number of units produced if no other procedure reflects the consumption pattern more appropriately, such as for development costs that have been capitalised during the development phase of a new aircraft. These are generally amortised over the estimated useful life of the internally generated intangible asset commencing once type certification has been achieved. Amortisation of capitalised development costs is recognised in cost of sales. Internally generated intangible assets are reviewed for impairment annually when the asset is not yet in use and subsequently whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

1.1.3.7 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements

Approximately two-thirds of EADS' revenues are denominated in U.S. Dollars, whereas a substantial portion of its costs is incurred in Euro and, to a significantly lesser extent, Pounds Sterling. EADS uses hedging strategies to manage and minimise the impact of exchange rate fluctuations on its profits. See "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies".

Cash flow hedges. The Group applies cash flow hedge accounting generally to foreign currency derivative contracts on future deliveries as well as to certain interest rate swaps hedging the variability of cash flows attributable to recognised assets and liabilities. Changes in fair value of the hedging instruments related to the effective part of the hedge are reported in accumulated other comprehensive income (**"AOCI"**), a separate component of total equity, net of applicable income taxes and recognised in the consolidated income statement in conjunction with the result of the underlying hedged transaction, when realised. See "1.1.6 Changes in Consolidated Total Equity (including Minority Interests)". The ineffective portion is immediately recorded in "Profit for the period". Amounts accumulated in equity are recognised in profit or loss in the periods when the hedged transaction affects the income statement, such as when the forecast sale occurs or when the finance income or finance expense is recognised in the income statement. If hedged transactions are cancelled, gains and losses on the hedging instrument that were previously recorded in equity are generally recognised in "Profit for the period". For products such as aircraft, EADS typically hedges the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. See "1.1.8 Hedging Activities — Foreign Exchange Rates".

Cash flow hedges associated with transactions that are cancelled are generally deemed terminated for accounting purposes. The sum of (i) changes in the fair value of these hedges since 1st January and (ii) a reversal of the portion of AOCI corresponding to these hedges prior to 1st January, are then generally recorded in revenues and deferred tax benefit (expense) in the consolidated statement of income.

Revenues in currencies other than the Euro that are not hedged through financial instruments are translated into Euro at the spot exchange rate at the date the underlying transaction occurs.

1.1.3.8 Foreign Currency Translation

EADS' consolidated financial statements are presented in Euro. The assets and liabilities of foreign entities whose reporting currency is other than Euro are translated using period-end exchange rates, while the corresponding income statements are translated using average exchange rates during the period. All resulting translation differences are included as a component of AOCI.

Transactions in foreign currencies are translated into Euro at the exchange rate prevailing on the transaction date. Additionally, certain unhedged assets and liabilities denominated in foreign currencies are translated into Euro at the period-end exchange rate, with all resulting translation differences recorded in the consolidated income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity that was acquired after 31st December 2004 are treated as assets and liabilities of the acquired company and are translated into Euro at the period-end rate. Regarding transactions prior to that date, goodwill, assets and liabilities acquired are treated as those of the acquirer.

Currency Translation Adjustment Related to Airbus

Following the signing of an Advance Pricing Agreement with tax authorities in April 2004, the Airbus GIE (a U.S. Dollar-denominated entity) was merged into Airbus SAS (a Euro-denominated entity) with retrospective effect as of 1st January 2004. Consequently, as from such date, operations of the former Airbus GIE are treated as "foreign currency operations" and accounted for in accordance with EADS' consistently applied accounting principles.

Prior to the merger, Airbus GIE operations, with the exception of those hedged with financial instruments, were recorded at the exchange rate prevailing at the time of aircraft delivery, with outstanding operations being re-valued in the balance sheet at each period end using the closing exchange rate of such period. From 1st January 2004, all non-hedged U.S. Dollar-denominated operations, including outstanding operations of the former Airbus GIE, are recorded on the basis of exchange rates prevailing at the date of receipt or payment of US. Dollars.

In particular, customer advances (and the corresponding revenues recorded when sales recognition occurs) are now translated at the exchange rate prevailing on the date they are received. U.S. Dollar-denominated costs are converted at the exchange rate prevailing on the date they are incurred. To the extent that U.S. Dollar-denominated customer advances differ, in terms of timing of receipt or amount, from corresponding U.S. Dollar-denominated costs, there will be a foreign currency exchange impact on EBIT*. Additionally, the magnitude of any such difference, and the corresponding impact on EBIT*, will be sensitive to variations in the number of deliveries.

1.1.3.9 Accounting for Sales Financing Transactions in the Financial Statements

In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Certain sales contracts may include the provision of an asset value guarantee ("**AVGs**"), whereby EADS guarantees a portion of the market value of an aircraft during a limited period, starting at a specific date after its delivery (in most cases, 10 years post-delivery). See "1.1.7 Liquidity and Capital Resources — Sales Financing" and "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies". The accounting treatment of sales financing transactions varies based on the nature of the financing transaction and the resulting exposure.

On Balance Sheet. When, pursuant to a financing transaction, the risks and rewards of ownership of the financed aircraft reside with the customer, the transaction is characterised as either a loan or a finance lease. In such instances, revenues from the sale of the aircraft are recorded upon delivery, while financial interest is recorded over time as financial income. The outstanding balance of principal is recorded on the balance sheet in long-term financial assets, net of any accumulated impairments. See "Notes to Consolidated Financial Statements (IFRS) — Note 14: Investments in associates accounted for under the equity method, other investments and long-term financial assets".

By contrast, when the risks and rewards of ownership remain with Airbus or ATR, the transaction is characterised as an operating lease. EADS' general policy is to avoid, whenever possible, operating leases for new aircraft to be delivered to customers. Therefore, new operating leases primarily arise in connection with the re-marketing of repurchased or repossessed aircraft. Rather than recording 100% of the revenues from the "sale" of the aircraft at the time of delivery, rental income from such operating leases is recorded in revenues over the term of the respective leases. The leased aircraft are recorded at production cost on the balance sheet as property, plant and equipment, and the corresponding depreciation and potential impairment charges are recorded in cost of sales. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, plant and equipment".

If the present value of an AVG exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease in the consolidated financial statements. In this case, upon aircraft delivery, the cash payment received from the customer is recognised on the consolidated balance sheet as deferred income and amortised straight-line up to the amount, and up to the last exercise date, of the AVG. The production cost of the aircraft is recorded on the balance sheet as property, plant and equipment. Depreciation expenses are recorded in cost of sales in the consolidated statement of income. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, plant and equipment" and "Note 26: Deferred income".

Off Balance Sheet — Contingent Commitments. Certain sales financing commitments, such as lease in/lease out structures and AVGs the present value of which is below the 10% threshold, are not recorded on the balance sheet.

As a result, transactions relating to such AVGs are accounted for as sales, with the related exposure deemed to be a contingent commitment. To reduce exposure under AVGs and to minimise the likelihood of their occurrence, Airbus and ATR extend them with prudent guaranteed asset values and restrictive exercise conditions, including limited exercise window periods.

Under lease in/lease out structures, which Airbus and ATR applied in the past to allow customers with weaker credit to take advantage of certain jurisdictions' leasing-related tax benefits, the risks and rewards of ownership of the aircraft are typically borne by a third party, usually referred to as the head lessor. The head lessor leases the aircraft to Airbus or ATR, which in turn sub-leases it to the customer. To the extent possible, the terms of the head lease and sub-lease match payment streams and other financial conditions. Such commitments by Airbus or ATR are reported as off-balance sheet contingent liabilities. See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies".

Provisions and Allowances. Under its provisioning policy for sales financing risk, EADS records provisions to fully cover its estimated financing and asset value net exposure. Provisions pertaining to sales financing exposure, whether on-balance sheet or off-balance sheet, are recorded as impairments of the related assets or in provisions. Provisions recorded as liabilities relate primarily to off-balance sheet commitments. See "Notes to Consolidated Financial Statements (IFRS) — Note 21(d): Other provisions". Provisions are recorded as impairments of the related assets when they can be directly related to the corresponding asset. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, plant and equipment" and "Note 14: Investments in associates accounted for under the equity method, other investments and long-term financial assets". While Management views its estimates of valuations of collateral as conservative, changes in provisions reflecting revised estimates may have a material impact on net income in future periods.

1.1.4 Measurement of Management's Performance

1.1.4.1 Order Backlog

Year-end order backlog (valued at catalogue prices for commercial aircraft activities) consists of contracts signed up to that date. EADS uses order backlog as a measure of commercial performance, and growth of EADS' order backlog is an ongoing goal of Management to the extent consistent with profitability criterion. Only firm orders are included in calculating order backlog — for commercial aircraft, a firm order is defined as one for which EADS receives a non-refundable down payment on a definitive contract not containing a "walk-away" provision. Defence-related orders are included in the backlog upon signature of the related procurement contract (and the receipt, in most cases, of an advance payment). Commitments under defence "umbrella" or "framework" agreements by governmental customers are not included in backlog until they are officially notified to EADS.

For civil market contracts, amounts of order backlog reflected in the table below are derived from catalogue prices, escalated to the expected delivery date and, to the extent applicable, converted into Euro (at the corresponding hedge rate for the hedged portion of expected cash flows, and at the period-end spot rate for the non-hedged portion of expected cash flows). The amount of defence-related order backlog is equal to the contract values of the corresponding programs.

CONSOLIDATED BACKLOG[1] FOR THE YEAR ENDED 31ST DECEMBER 2006, 2005 AND 2004

	Year ended 31st December 2006		Year ended 31st December 2005		Year ended 31st December 2004	
	Amount in € bn	In percentage[3]	Amount in € bn	In percentage[3]	Amount in € bn	In percentage[3]
Airbus[2]	210.1	78%	202.0	77%	136.0	70%
Military Transport Aircraft	20.3	8%	21.0	8%	19.9	10%
Eurocopter	11.0	4%	10.0	4%	9.1	5%
Defence & Security	17.6	6%	18.5	7%	17.3	9%
Astrium	12.3	5%	10.9	4%	11.3	6%
Total Divisional Backlog	**271.3**	**100%**	**262.4**	**100%**	**193.6**	**100%**
Other Businesses	2.3		2.1		1.1	
Headquarters/Consolidation	(10.8)		(11.3)		(10.4)	
Total	**262.8**		**253.2**		**184.3**	

(1) Without options.
(2) Based on catalogue prices for commercial aircraft activities.
(3) Before "Other Businesses" and "Headquarters/Consolidation".

The €9.6 billion increase in the 31st December 2006 order backlog, to €262.8 billion, reflects an order intake at EADS in 2006 (€69.0 billion) that was well in excess of revenues accounted for in the same year (€39.4 billion). However, this favourable book-to-bill ratio was partially offset by the effect of the weaker U.S. Dollar spot rate used for conversion of the non-hedged portion of the backlog into Euro, which had a negative impact of €17.3 billion at year end.

The Airbus Division's backlog increased by €8.1 billion from 2005, to €210.1 billion, reflecting a book-to-bill ratio of more than two with net order intake of 790 aircraft in 2006 (€53.4 billion). Total order backlog amounted to 2,533 aircraft at the end of 2006 (as compared to 2,177 aircraft at the end of 2005). However, the positive book-to-bill ratio was largely offset by negative net foreign currency adjustments to the backlog, reflecting the year-end valuation of the non-hedged portion of Airbus' order backlog.

The MTA Division's backlog decreased by €0.7 billion from 2005, to €20.3 billion, reflecting a book-to-bill ratio of less than one. Revenues were driven by the attainment of five contractual milestones in respect of the A400M programme during 2006 (including one milestone that was shifted from the last quarter of 2005 to the first quarter of 2006), compared to only one in 2005. Revenues recognised in the MTA Division (€2.2 billion) were partially offset by a strong order intake in 2006 (€1.6 billion) driven by the Malaysian order of four A400M aircraft as well as orders for seventeen C-295s, two CN-235s and one C-212.

The Eurocopter Division's backlog posted a solid €1.0 billion increase from 2005, to €11.0 billion, reflecting a book-to-bill ratio of more than one with new orders of €4.9 billion. This strong order intake consisted of 615 total new orders in 2006 (as compared to 401 in 2005), bringing its order backlog to 1,074 helicopters at the end of 2006 (as compared to 840 helicopters at the end of 2005).

The DS Division's backlog decreased by €0.9 billion from 2005, to €17.6 billion, primarily reflecting the sale of LFK GmbH to MBDA during 2006. Nevertheless, new order intake amounted to €5.2 billion and was driven by orders for military air systems, missile systems and secured communication networks.

Astrium's backlog posted a solid €1.3 billion increase from 2005, reflecting a book-to-bill ratio of more than one with new orders of €4.4 billion, especially in satellites (with 8 new telecom satellite orders, including 2 satellites for the Satcom BW military communication system) and M51 missile systems.

The amounts recorded under "Headquarters/Consolidation" primarily reflect the elimination of Airbus' work share in the A400M program. The MTA Division's order backlog includes 100% of the value of the A400M order to reflect the Division's prime-contractor responsibility over the program. The effect of internal subcontracting (corresponding to the work share of other EADS divisions in the A400M) is therefore eliminated in EADS' consolidated order backlog.

The table below illustrates the proportion of commercial and defence backlog at the end of each of the past three years.

	Year ended 31st December 2006		Year ended 31st December 2005		Year ended 31st December 2004	
	Amount in € bn[1]	Percentage	Amount in € bn[1]	Percentage	Amount in € bn[1]	Percentage
Backlog:						
Commercial Sector	210	80%	201	79%	135	73%
Defence Sector	53	20%	52	21%	49	27%
Total	**263**	**100%**	**253**	**100%**	**184**	**100%**

(1) Including "Other Businesses" and "Headquarters/Consolidation".

In 2006, Management achieved its target of €10 billion in defence-related revenues (which it had initially set for 2007), after taking into account the positive €0.5 billion impact of the shift of revenue recognition for one A400M milestone from 2005 to the first quarter of 2006.

1.1.4.2 Use of EBIT*

EADS uses EBIT pre-goodwill impairment and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon.

Set forth below is a table reconciling EADS' profit before finance costs and income tax (as reflected in EADS' IFRS consolidated income statement) with EADS' EBIT*.

(in €m)	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Profit before finance costs and income tax	278	2,712	2,215
Subsequent adjustment of goodwill[1]	64	0	0
Exceptional depreciation (fixed assets)	57	136	212
Exceptional depreciation (others)	0	4	5
EBIT*	399	2,852	2,432

(1) Relates to the finalisation of a tax audit for Dasa for the years 1994 until 1999. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Fair Value Adjustments".

1.1.4.3 EBIT* Performance by Division

Set forth below is a breakdown of EADS' consolidated EBIT* by division for the past three years.

(in €m)	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Airbus	(572)	2,307	1,919
Military Transport Aircraft	75	48	26
Eurocopter	257	212	201
Defence and Security Systems	348	201	226
Astrium	130	58	9
Total Divisional EBIT*	238	2,826	2,381
Other Businesses	(288)	(171)	2
HQ/Consolidation[1]	449	197	49
EADS	399	2,852	2,432

(1) HQ/Consolidation primarily reflects the reversal of the loss at completion provision related to the A400M programme recorded at Airbus and also includes results from headquarters, which mainly consists of the "share of profit from associates" from EADS' investment in Dassault Aviation.

2006 compared to 2005. EADS' consolidated EBIT* decreased to €0.4 billion in 2006 from €2.9 billion in 2005, primarily reflecting the loss at Airbus and the impairment and restructuring charges recorded at EADS Sogerma. This decrease was slightly offset by an increase in EBIT* at EADS' four other operating divisions.

Airbus' EBIT* decreased to €(0.6) billion in 2006 from €2.3 billion in 2005, primarily reflecting (i) cost overruns, provisions and impairment charges recorded in connection with the A380 programme, (ii) a loss at completion provision recorded in respect of the A400M programme, and (iii) a provision recorded for the buy-out of delivery commitments under firm orders for the former A350 aircraft. See "1.1.2 Overview — Significant Programme and Restructuring Developments in 2006". Also contributing to the decrease from 2005 to 2006 was (i) an approximate €720 million negative impact of exchange rate effects relating to (x) generally less favourable rates of hedges that matured in 2006 as compared to 2005 (based on Airbus' 2006 compounded conversion rate of €-U.S.$1.10, as compared to €-U.S.$1.04 in 2005) which had a negative effect of €820 million, and (y) some positive impact of the revaluation of certain assets and liabilities and other currency translation adjustments explained above under "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation", as well as (ii) a €376 million increase in research and development expenses in 2006. The decrease in EBIT* was partially offset by an increase in the number of aircraft delivered (434 in 2006, as compared to 378 in 2005), as well as operational efficiency gains resulting mainly from the "Route 06" cost savings programme totalling approximately €500 million.

The MTA Division's EBIT* increased to €75 million for 2006 from €48 million for 2005, primarily reflecting the margin impact on revenue recognition for the completion of five milestones under the A400M programme in 2006 (including the positive €17 million EBIT impact from the shift of revenue recognition for one milestone to the first quarter of 2006), compared to only one milestone in 2005.

The Eurocopter Division's EBIT* increased to €257 million for 2006 from €212 million for 2005, primarily reflecting (i) a record level of deliveries (381 in 2006, as compared to 334 in 2005) with a favourable mix effect, (ii) progress made on military programs and (iii) increased customer support activities. This volume impact was partially offset by (i) a negative effect from the U.S. Dollar, (ii) higher selling and administrative expenses following activity ramp-up and (iii) increased production contract costs related to the NH 90.

The DS Division's EBIT* increased to €348 million for 2006 from €201 million for 2005, due primarily to (i) improved operating performance, (ii) capital gains in 2006 totalling €127 million (mainly on the sale of LFK GmbH to MBDA), and (iii) €58 million in lower costs in 2006 relating to unmanned aerial vehicles ("**UAV**") projects, which in 2005 had a €100 million negative impact on EBIT*. The EBIT* increase was partially offset by restructuring costs that were €73 million higher than in 2005 and by perimeter effects.

Astrium's EBIT* increased to €130 million for 2006 from €58 million for 2005, primarily reflecting (i) a volume increase relating to progress made on Ariane 5 production, ballistic missile deliveries and Paradigm services and (ii) the positive impact of operational efficiencies derived from prior years' restructuring efforts.

The EBIT* of Other Businesses decreased by €117 million compared to 2005, to €(288) million. The decrease was primarily due to asset impairment charges and restructuring provisions recorded at EADS Sogerma prior to the sale of its remaining 60% share in Sogerma Services as well as the shares of the subsidiaries Barfield and Sogerma Tunisia to the TAT Group in January 2007. EADS Sogerma recorded EBIT* of €(351) million in 2006 (compared to €(237) million in 2005), with an underlying operation loss of €(96) million in addition to these impairment charges and restructuring provisions. The loss at EADS Sogerma was partially offset by positive EBIT* at ATR, EFW and Socata.

Headquarters/Consolidation EBIT* increased to €449 million for 2006 from €197 million for 2005, primarily reflecting the consolidation reversal of the provision related to the A400M programme recorded at Airbus. See "1.1.2 Overview — Significant Programme and Restructuring Developments in 2006". Partially offsetting this increase was a decrease in "share of profit from associates accounted for under the equity method" from EADS' investment in Dassault Aviation, reflecting the absence of a catch-up in 2006 of Dassault Aviation's 2005 income (as compared to a €64 million catch-up in 2005 for 2004 results).

2005 compared to 2004. EADS' consolidated EBIT* increased to €2.9 billion for 2005 from €2.4 billion for 2004, primarily reflecting stronger performance at Airbus.

Airbus' EBIT* increased to €2.3 billion for 2005 from €1.9 billion for 2004, reflecting (i) an increase in the number of aircraft delivered (378 in 2005, as compared to 320 in 2004) and (ii) operational efficiency gains resulting from the "Route 06" cost savings programme implemented in 2002 (totalling €400 million through year-end 2005). Partially offsetting these positive factors was a negative €(670) million exchange rate effect of generally less favourable rates of hedges maturing in 2005 as compared to 2004 (based on Airbus' 2005 compounded conversion rate of €-U.S.$1.04, as compared to €-U.S.$0.98 in 2004).

The MTA Division's EBIT* increased to €48 million for 2005 from €26 million for 2004, reflecting a reduction in research and development expense and the non-recurrence in 2005 of early retirement costs recorded in 2004.

EBIT* at the Eurocopter Division increased to €212 million for 2005 from €201 million for 2004, reflecting a 20% increase in deliveries (334 in 2005, as compared to 279 in 2004) and the effects of the first-time consolidation of Australian Aerospace. This volume impact was partially offset by a (i) negative effect from the U.S. Dollar, (ii) a negative mix effect, (iii) higher selling and administrative expenses and (iv) increased R&D expenses for the EC 175.

The DS Division's EBIT* decreased to €201 million for 2005 from €226 million for 2004 (which included the release of a €106 million provision relating to a concluded litigation with Thales). Despite improved operational performance at the division in 2005, ongoing unmanned aerial vehicles ("**UAV**") projects had a €100 million negative impact on 2005 EBIT*. Restructuring expenses were €53 million lower than in 2004, while research and development expenses were €22 million higher.

Astrium's EBIT* increased to €58 million for 2005 from €9 million for 2004, primarily reflecting (i) the positive impact of operational efficiencies derived from prior years' restructuring efforts and (ii) the release of an allowance for receivables recorded in 2004 relating to Starsem.

Operational and impairment losses, as well as restructuring charges, at Sogerma in 2005 led to a €173 million decrease in EBIT* of Other Businesses as compared to 2004. The losses at Sogerma widened by €198 million and were partially offset by improved positive EBIT* at ATR, Socata and EFW.

Headquarters/Consolidation EBIT* increased to €197 million for 2005 from €49 million for 2004, primarily reflecting the increase in "share of profit from associates accounted for under the equity method" from EADS' investment in Dassault Aviation, including a positive €64 million catch-up of Dassault Aviation's 2004 IFRS results (as compared to a negative €(33) million catch-up in 2004), as well as gains from real estate disposals totalling €31 million.

Hedging Impact on EBIT*. Nearly two-thirds of EADS' consolidated revenues in 2006 were denominated in currencies other than the Euro. Given the long-term nature of its business cycles (evidenced by its multi- year backlog), EADS hedges a significant portion of its net foreign exchange exposure to mitigate the impact of exchange rate fluctuations on its EBIT*. See "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies". In addition to the impact that hedging activities have on EADS' EBIT*, the latter is also affected to a much smaller extent by the impact of revaluation of certain trade assets and liabilities at the closing rate and currency translation adjustments related to Airbus.

During 2006, cash flow hedges covering approximately U.S.$14.7 billion of EADS' U.S. Dollar-denominated revenues matured. In 2006, the compounded exchange rate at which hedged U.S. Dollar-denominated revenues were accounted for was €-U.S.$1.12, as compared to €-U.S.$1.06 in 2005. This difference resulted in an approximate €900 million decrease in EBIT* from 2005 to 2006, of which approximately €820 million was at Airbus. This decrease was partially offset by the €100 million positive impact of the revaluation of certain assets and liabilities and other currency translation adjustments at Airbus.

During 2005, cash flow hedges covering approximately U. S.$12.7 billion of EADS' U.S. Dollar-denominated revenues matured. In 2005, the compounded exchange rate at which hedged U.S. Dollar-denominated revenues were accounted for was €-U.S.$1.06, as compared to €-U.S.$0.99 in 2004. This difference resulted in a €720 million decrease in EBIT* from 2004 to 2005, of which approximately €648 million was at Airbus.

The tables below set forth the notional amount of foreign exchange hedges in place as of 31st December 2006, and the average U.S. Dollar rates applicable to corresponding EBIT*.

	2007	2008	2009	2010	2011	Total
Total Hedges (in U.S.$ bn)	**15.7**	**13.9**	**9.3**	**5.1**	**1.1**	**45.1**
Of which €-U.S.$	13.9	12.3	7.9	4.2	0.8	39.1
Of which £-U.S.$	1.8	1.6	1.4	0.9	0.3	6.0
Forward Rates (in U.S.$)						
€-U.S.$	1.15	1.13	1.17	1.23	1.23	
£-U.S.$	1.58	1.57	1.63	1.71	1.74	

Restructuring. Total restructuring charges of €168 million were recorded in 2006, compared to €62 million in 2005. For 2006, this included new provisions and current year charges primarily related to (i) the DS Division (€108 million), (ii) restructuring at Sogerma (€42 million), and (iii) Headquarters (€18 million). The related, yet to be implemented, restructuring burden is mainly accounted for at year-end both as a provision and as other liabilities.

1.1.5 EADS Results of Operations

The following table sets forth a summary of the IFRS consolidated statements of income of EADS for the years indicated.

IFRS CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED 31ST DECEMBER 2006, 2005 AND 2004

(in €m, except for EPS)	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Revenues	39,434	34,206	31,761
Cost of sales	(34,722)	(27,530)	(25,522)
Gross margin	**4,712**	**6,676**	**6,239**
Selling and administrative expenses	(2,274)	(2,183)	(2,119)
Research and development expenses	(2,458)	(2,075)	(2,126)
Other income	297	222	314
Other expenses	(188)	(153)	(177)
Share of profit from associates accounted for under the equity method and other income (expense) from investments	189	225	84
Profit before finance costs and income taxes	**278**	**2,712**	**2,215**
Interest result	(121)	(155)	(275)
Other financial result	(123)	(22)	(55)
Income taxes	81	(825)	(664)
Profit for the period	**115**	**1,710**	**1,221**
Attributable to:			
Equity holders of the parent **(Net Income)**	99	1,676	1,203
Minority interests	16	34	18
Earnings per share (basic) (in €)	**0.12**	**2.11**	**1.50**
Earnings per share (diluted) (in €)	**0.12**	**2.09**	**1.50**

Set out below are year-to- year comparisons of results of operations, based upon EADS' consolidated statements of income.

Consolidated Revenues

Consolidated revenues increased by 15.3% in 2006 to €39.4 billion, as compared to €34.2 billion for 2005. Revenues increased across all divisions as compared to 2005.

Set forth below is a breakdown of EADS' consolidated revenues by division for the past three years.

(in €m)	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Airbus	25,190	22,179	20,224
Military Transport Aircraft	2,200	763	1,304
Eurocopter	3,803	3,211	2,786
Defence and Security	5,864	5,636	5,385
Astrium	3,212	2,698	2,592
Total Divisional Revenues	**40,269**	**34,487**	**32,291**
Other Businesses	1,257	1,155	1,123
HQ/Consolidation[1]	(2,092)	(1,436)	(1,653)
EADS	**39,434**	**34,206**	**31,761**

(1) HQ/Consolidation includes, in particular, adjustments and eliminations for intercompany transactions.

Airbus

Set forth below is a breakdown of Airbus' deliveries by aircraft type for the past three years.

Number of aircraft	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Single Aisle	339	289	233
Widebody	9	9	12
Long-Range	86[1]	80	75
Total	**434**	**378**	**320[2]**

(1) Includes internal delivery of green a/c (MRTT for Australia) from Airbus to MTA Division.
(2) In 2004, revenues were recognized in the IFRS consolidated statement of income for only 316 of the 320 planes delivered.

2006 compared to 2005. Airbus' consolidated revenues increased by 13.6%, from €22.2 billion for 2005 to €25.2 billion for 2006, reflecting primarily the increase in aircraft deliveries recognized in revenues (434 in 2006 as compared to 378 in 2005). As in 2005, most of the deliveries in 2006 were for single-aisle A319/A320/A321 aircraft. Airbus delivered 50 more aircraft of this type in 2006 (339 aircraft) than in the previous year. Deliveries of long-range aircraft increased from 80 in 2005 to 86 in 2006.

Offsetting these positive factors was an approximate €720 million negative impact resulting primarily from the continued decline of the hedge rates used to convert payments upon deliveries for the portion of such payments which was hedged, which amounted to negative €820 million, and was itself partially offset by the €100 million positive impact of the revaluation of certain assets and liabilities and other currency translation adjustments. For a discussion of the impact of exchange rate variations on EADS' results of operations, see "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Hedged Foreign Exchange Transactions in the Financial Statements", "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation", "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies".

2005 compared to 2004. Airbus' consolidated revenues increased by 9.7%, from €20.2 billion for 2004 to €22.2 billion for 2005, reflecting primarily the increase in aircraft deliveries recognized in revenues (378 in 2005 as compared to 316 in 2004). As in 2004, most of the deliveries in 2005 were for single-aisle A319/A320/A321 aircraft. Airbus delivered 56 more aircraft of this type in 2005 (289 aircraft) than in the previous year. Deliveries of long-range aircraft increased from 75 in 2004 to 80 in 2005.

Offsetting these positive factors was an approximate €(1.65) billion negative impact resulting primarily from the continued decline of the hedge rates used to convert payments upon deliveries for the portion of such payments which was hedged.

Military Transport Aircraft

Set forth below is a breakdown of the MTA Division's new aircraft deliveries by aircraft type for the past three years.

Number of aircraft	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
C-212	0	2	2
CN-235	1	1	4
C-295	7	10	6
Total	**8**	**13**	**12**

For 2006, consolidated revenues of the MTA Division increased by 188%, from €0.8 billion for 2005 to €2.2 billion for 2006. The strong increase is primarily related to revenue recognition for the completion of five milestones under the A400M programme in 2006 (including the €0.5 billion impact of the shift of revenue recognition for one milestone to the first quarter of 2006), compared to only one in 2006. Revenues also increased due to the ramp-up of the Multi Role Tanker Transport (MRTT) programme.

For 2005, consolidated revenues of the MTA Division decreased by 41%, from €1.3 billion for 2004 to €0.8 billion for 2005. The decrease primarily reflects the negative €(0.5) billion impact of the shift of revenue recognition for one milestone under the A400M programme until the first quarter of 2006, with no anticipated impact on the overall programme schedule.

Eurocopter

Set forth below is a breakdown of the Eurocopter Division's deliveries by product type for the past three years.

Number of aircraft	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Tiger	9	12	2
Light	217	183	157
Medium	134	121	102
Heavy	21	18	18
Of which NH 90	*3*	*0*	*0*
Total	**381**	**334**	**279**

For 2006, consolidated revenues of the Eurocopter Division increased by 18.4%, from €3.2 billion for 2005 to €3.8 billion for 2006, primarily reflecting ramp-up of military programs, growth in customer services and an overall increase in helicopter deliveries from 334 in 2005 to 381 in 2006.

For 2005, consolidated revenues of the Eurocopter Division increased by 15%, from € 2.8 billion for 2004 to €3.2 billion for 2005, primarily reflecting shipsets for the Tiger and NH90 helicopters, and the increase in serial helicopter deliveries. The first-time consolidation of the Australian subsidiary also had a net positive effect on the Eurocopter Division's 2005 revenues.

Defence & Security

Set forth below is a table showing the number of Eurofighter deliveries to Germany and Spain by EADS for the past three years.

Number of aircraft	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Eurofighter[1]	17	18	9

(1) Revenues are recognised using the percentage-of-completion (POC) method and not according to deliveries.

For 2006, consolidated revenues of the DS Division increased by 4.0%, from €5.6 billion for 2005 to €5.9 billion for 2006, primarily reflecting the ramp-up in Eurofighter production and growth in the digital professional mobile radio (PMR) business, acquired from Nokia in 2005. Partially offsetting this increase was the partial lack of contribution to 2006 consolidated revenues from LFK GmbH, following its sale to MBDA in early 2006.

For 2005, the DS Division generated consolidated revenues of €5.6 billion, as compared to €5.4 billion for 2004. The slight increase is mainly attributable to continued Eurofighter ramp-up by the Military Air Systems BU, as well as the ramp-up of the MBDA missile business.

Astrium

Set forth below is a breakdown of Astrium's deliveries of commercial telecommunications satellites for the past three years.

	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Commercial Telecommunications Satellites	4	4	3

3 science satellites were delivered in 2006.

For 2006, consolidated revenues of Astrium increased by 19.1%, from €2.7 billion for 2005 to €3.2 billion for 2006. The increase was primarily due to the continued ramp-up of Ariane 5 production, increased M51 ballistic missile activity, an increase in revenues from the Paradigm business at Astrium Services and the first revenues recorded in connection with the Satcom BW military communication system.

For 2005, Astrium generated consolidated revenues of €2.7 billion, as compared to €2.6 billion for 2004. The slight increase reflects increased telecommunications satellite deliveries and the further ramp-up of Ariane 5 production, as well as a modest increase in revenues from the Paradigm business at Astrium Services.

Consolidated Cost of Sales

For 2006, consolidated cost of sales increased by 26.1%, from €27.5 billion for 2005 to €34.7 billion for 2006. Besides the higher sales activity that occurred in 2006, the increase was primarily due to cost overruns relating to the A380 programme and transition costs related to the A350 programme, as described above. Asset impairment charges and restructuring provisions recorded at EADS Sogerma also had a negative effect. Mainly as a result of the above stated items and negative dollar effect at Airbus in respect of revenues, the gross margin decreased from 19.5% in 2005 to 11.9% in 2006.

For 2005, consolidated cost of sales increased to €27.5 billion from €25.5 billion for 2004. Gross margin remained relatively unchanged as compared to 2004 at 19.5%.

Consolidated Selling and Administrative Expenses

For 2006, consolidated selling and administrative expenses increased slightly, from €2.2 billion for 2005 to €2.3 billion for 2006, primarily reflecting higher expenses at the DS division (perimeter effect, higher restructuring expenses and Eurofighter marketing campaign costs), Eurocopter division (higher marketing expenses) and Airbus (tanker campaign costs at EADS North America and expanding Airbus subsidiaries in Japan and the Middle East).

For 2005, consolidated selling and administrative expenses increased slightly, from €2.1 billion for 2004 to €2.2 billion for 2005, primarily reflecting an overall increase in selling activities across most of EADS' businesses.

Consolidated Research and Development Expenses

For 2006, consolidated research and development ("**R&D**") expenses increased by 18.5%, from €2.1 billion for 2005 to €2.5 billion for 2006. Most of the increase was attributable to higher expenses at Airbus, due to development on the former A350, and later in the year on the new A350XWB. A380-related R&D expenses continued to decrease from their peak of €1,082 million in 2003 to €771 million in 2006 (as compared to €813 million in 2005), excluding continuing development costs. The MTA and DS Divisions recorded slightly lower R&D expenses in 2006, whereas Eurocopter and Astrium spent slightly more than in 2005. These changes also reflect the continued application of IAS 38 at EADS, which resulted in the capitalisation of an additional €411 million of R&D in 2006, of which €335 million related to Airbus for the A380. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Research and Development Expenses".

For 2005, EADS' consolidated R&D expenses remained stable as compared to 2004, at €2.1 billion. Airbus R&D expense decreased by €75 million from 2004 levels. Other consolidated R&D expenses outside Airbus totalled €416 million — an increase of €24 million from 2004 — related primarily to the development of (i) Eurocopter's EC 175 programme in China and (ii) Military Air Systems' ISR business. These changes reflect in part the application of IAS 38 at EADS, which resulted in the capitalisation of an additional €293 million of R&D in 2005, of which €259 million related to Airbus for the A380.

Consolidated Other Income and Other Expenses

Consolidated other income and other expenses represent gains and losses on disposals of investments in fixed assets, income from rental properties and certain provisions.

For 2006, the net of other income and other expenses was positive €109 million as compared to positive €69 million for 2005. The increase was mainly attributable to capital gains of €127 million recorded in the DS division primarily relating to the sale of LFK GmbH and TDW GmbH to MBDA during 2006.

For 2005, the net of other income and other expense was positive €69 million as compared to positive €137 million for 2004, primarily reflecting the non-recurrence of the €106 million release of a provision in the DS Division relating to the Thales Euromissiles litigation reported in consolidated other income for 2004.

Consolidated Share of Profit from Associates Accounted for under the Equity Method and Other Income (Expense) from Investments

Consolidated share of profit from associates accounted for under the equity method and other income (expense) from investments principally includes results from companies accounted for under the equity method and the results attributable to non-consolidated investments.

For 2006, EADS recorded €189 million in consolidated share of profit from associates accounted for under the equity method and other income (expense) from investments as compared to €225 million for 2005. The €36 million decrease primarily relates to the results of EADS' equity investment in Dassault Aviation, including the non-recurrence of a positive catch-up in income of €64 million recorded in 2005 relating to Dassault Aviation's income of 2004. See "Notes to Consolidated Financial Statements (IFRS) — Note 9: Share of profit from associates accounted for under the equity method and other income (expense) from investments".

For 2005, EADS recorded €225 million in consolidated share of profit from associates accounted for under the equity method and other income (expense) from investments as compared to €84 million for 2004. The €141 million increase primarily reflects the results of EADS' equity investment in Dassault Aviation, including a €64 million positive catch-up in 2005 of 2004 income related to EADS' investment in Dassault Aviation, versus a negative €(33) million catch-up in 2004.

Consolidated Interest Result

Consolidated interest result reflects the net of interest income and expenses arising from financial assets and liabilities, including interest expense on refundable advances provided by European governments to finance research and development activities.

For 2006, EADS reported a consolidated net interest expense of €121 million, as compared to €155 million of consolidated net interest expense for 2005. The improvement is primarily due to more favourable interest rates. See "1.1.7 Liquidity and Capital Resources — Consolidated Financial Liabilities".

For 2005, EADS reported a consolidated net interest expense of €155 million, as compared to €275 million of consolidated net interest expense for 2004. The improvement in consolidated net interest result primarily reflects the improving net cash position of EADS as well as the increased interest income from sales financing.

Consolidated Other Financial Result

For 2006, consolidated other financial result deteriorated to negative €(123) million from negative €(22) million for 2005. This negative €101 million change primarily results from the €136 million negative effect in 2006 from valuation changes of U.S. Dollar-denominated cash balances on the Euro-denominated balance sheets of Group companies, which had generated a positive €147 million in other financial results in 2005. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation". This negative factor was partially offset by a positive €46 million effect from the mark-to-market valuation of "embedded derivatives". "Embedded derivatives" are financial instruments that, for accounting purposes, are deemed to be embedded in U. S. Dollar-denominated purchase orders of equipment, where the U.S. Dollar is not conclusively the currency in which the price of the related equipment is routinely denominated in international commerce and is not the functional currency of the parties to the transaction.

For 2005, consolidated other financial result increased to negative €(22) million from negative €(55) million for 2004. This positive €33 million change primarily results from the €147 million positive effect in 2005 from valuation changes of U.S. Dollar-denominated cash balances on the Euro- or British Pound-denominated balance sheets of Group companies, which had generated negative other financial results in 2004. This positive factor was partially offset by a negative €(108) million effect from the mark-to-market valuation of "embedded derivatives".

Consolidated Income Taxes

In 2006, income taxes yielded a positive €81 million, compared to an expense of €(825) million in 2005. The change was due primarily to a significant reduction in tax expense during 2006, reflecting the group's reduced profit before income taxes, as well as a tax-free gain on the sale of LFK GmbH and TDW GmbH to MBDA in 2006. This decrease was partially offset by higher valuation allowances on deferred tax assets at Airbus. See "Notes to the Consolidated Financial Statements (IFRS) — Note 11: Income taxes".

Consolidated Minority Interests

For 2006, consolidated minority interests were €16 million, as compared to €34 million for 2005, reflecting primarily the interests of Finmeccanica (€25 million) and DaimlerChrysler Luft — und Raumfahrt Holding AG (**"DCLRH"**) (€15 million) in the results of MBDA and EADS Germany GmbH, respectively. The decrease in total minority interests for 2006 relates to a consolidation impact from the sale of LFK GmbH and TDW GmbH to MBDA, which amounted to €(27) million in 2006.

For 2005, consolidated minority interests were €34 million, as compared to €18 million for 2004, reflecting primarily the interests of Finmeccanica (€24 million) and DCLRH (€11 million) in the results of MBDA and EADS Germany GmbH, respectively. The 20% share of BAE Systems in Airbus' net income was restated in accordance with the application of IAS 32 "Financial Instruments: Disclosure and Presentation", resulting in a €185 million adjustment to minority interests in 2004. As from 1st January 2005, consolidated minority interests no longer includes BAE Systems' 20% ownership in Airbus. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Scope of and Changes in Consolidation Perimeter" and "Notes to Consolidated Financial Statements (IFRS) — Note 2: Significant accounting policies — Liability for puttable instruments".

Consolidated Net Income (Profit for the Period Attributable to Equity Holders of the Parent)

As a result of the factors discussed above, EADS recorded consolidated net income of €99 million for 2006 as compared to €1,676 million for 2005 and €1,203 million for 2004. It should also be note d that if EADS had not changed its accounting policy in relation to revised IAS 19, its consolidated net income would have been lower by €25 million in 2006. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Employee Benefits — IAS 19".

In 2005, net income for 2004 was restated to reflect the retrospective application of IAS 32 "Financial Instruments: Disclosure and Presentation" in respect of BAE Systems' put option for its 20% stake in Airbus. In addition, net income for 2004 was restated to reflect the retrospective application of IFRS 2 "Share-based Payments", which required the recognition of an expense in respect of employee stock option plans.

The table below illustrates the adjustments made in 2005 to 2004 net income as a result of the application of the accounting principles described in the preceding paragraph.

(in €m)	Year ended 31st December 2005	Year ended 31st December 2004
Reported Consolidated Net Income (Loss)	1,676	1,030
IFRS 2 Restatement	-	(12)
IAS 32 Restatement	-	185
Restated Consolidated Net Income [1]	1,676	1,203

(1) 2005 consolidated net income reflects a positive €289 million impact from the application of revised IAS 32 "Financial Instruments: Disclosure and Presentation" and a negative €(33) million impact from the application of IFRS 2.

Earnings per Share (EPS)

Basic earnings per share decreased by €1.99 per share, from €2.11 per share in 2005 to €0.12 per share in 2006. If EADS had not changed its accounting policy in relation to revised IAS 19, its basic earnings per share in 2006 would have been lower by €0.03. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Employee Benefits — IAS 19". The number of outstanding shares at 31st December 2006 was 802,130,993. The denominator used to calculate EPS was 800,185,164 shares, reflecting the weighted average number of shares outstanding during the year. In 2004, EADS reported basic earnings per share of €1.50 (after the restatement of net income described above).

Diluted earnings per share decreased by €1.97 per share, from €2.09 per share in 2005 to €0.12 per share in 2006. If EADS had not changed its accounting policy in relation to revised IAS 19, its diluted earnings per share in 2006 would have been lower by €0.03. The denominator used to calculate diluted EPS was 804,315,663, reflecting the weighted average number of shares outstanding during the year, adjusted to assume the conversion of all potential ordinary shares. In 2004, EADS reported diluted earnings per share of €1.50 (after the restatement of net income described above). See "Notes to Consolidated Financial Statements (IFRS) — Note 20: Total equity" and "Note 35: Earnings per share".

1.1.6 Changes in Consolidated Total Equity (including Minority Interests)

The following table sets forth a summary of the changes in consolidated total equity for the period 1st January 2006 through 31st December 2006.

(in €m)	
Balance at 31st December 2005	**13,207** [1]
Change in actuarial gains and losses	(714)
Accumulated other comprehensive income	975
thereof currency translation adjustments	*(324)*
Profit for the period	115
Cash distribution to EADS N.V. shareholders / dividends paid to minorities	(536)
Capital increase	94
Purchase of treasury shares	(35)
Share-based payments (IFRS 2)	40
Others	6
Balance at 31st December 2006	**13,152**

(1) The balance of consolidated total equity at 31st December 2005 reflects the application of revised IAS 19 "Employee Benefits". See "Notes to Consolidated Financial Statements (IFRS) — Note 2: Significant accounting policies" and "Note 21b: Provisions for retirement plans".

The decrease in consolidated total equity in 2006 primarily reflects the effects of (i) changes in actuarial gains and losses, which in turn primarily relate to the first time inclusion of a provision with respect to the net deficit of BAE Systems pension plans in the U.K., and (ii) the cash distribution to shareholders and dividends paid to minorities during 2006. These were partially offset by changes in accumulated other comprehensive income ("**AOCI**") and net profit for the period. Set forth below is a discussion of AOCI and its impact on consolidated total equity. For a discussion of the other line items affecting consolidated total equity, see "Notes to Consolidated Financial Statement (IFRS) — Note 20: Total equity".

In 2006, AOCI increased by €975 million. The change in AOCI was due to the positive variation (after accounting for deferred taxes) of the year-end mark-to-market valuation of that portion of EADS' hedge portfolio qualifying for hedge accounting under IAS 39.

IAS 39 Related Impact on AOCI

At 31st December 2006, the notional amount of the outstanding portfolio of hedges qualifying for IAS 39 hedge accounting treatment ("**cash flow hedges**") amounted to approximately U.S.$45.1 billion hedged against the Euro and the Pound Sterling. The year-end mark-to-market valuation of EADS' portfolio of cash flow hedges resulted in a positive AOCI valuation change of €1.2 billion from 31st December 2005, based on a closing rate of €-U.S.$1.32, as compared to a negative AOCI valuation change of €3.7 billion at 31st December 2005 from 31st December 2004, based on a closing rate of €-U.S.$1.18.

Positive pre-tax mark-to-market values of cash flow hedges are included in other assets, while negative pre-tax mark-to-market values of cash flow hedges are included in provisions for financial instruments. Year-to-year changes in the mark-to-market value of cash flow hedges are recognised as adjustments to AOCI. These adjustments to AOCI are net of corresponding changes to deferred tax assets (for cash flow hedges with negative mark-to-market valuations) and deferred tax liabilities (for cash flow hedges with positive mark-to-market valuations). Set out below is a graphic presentation of cash flow hedge related movements in AOCI over the past three years (in €m).

Related movements in AOCI in €m


8.756
3.032
4.895
-3.109
-1.070
-1.705
5.647
1.962
3.190
OCI Net Asset
Deferred taxes
Net Equity OCI
(including 20% Airbus)
31st December 2004: U.S.$1.36
31st December 2005: U.S.$1.18
31st December 2006: U.S.$1.32

As a result of the positive change in the fair market valuation of the cash flow hedge portfolio in 2006, AOCI-related net assets increased to €5.0 billion for 2006 from €3.0 billion for 2005. The corresponding €0.6 billion tax effect increased the AOCI-related deferred tax liability to €1.7 billion at 31st December 2006.

Currency Translation Adjustment Impact on AOCI

The negative €(324) million currency translation adjustment (CTA) related impact on AOCI in 2006 reflects the consequences (negative €(78) million) of the merger of Airbus *Groupement d'intérêt économique* ("**Airbus GIE**") (a U.S. Dollar-denominated entity) into Airbus SAS (a Euro-denominated entity) as well as the negative effects of the weakening U. S. Dollar. Before the merger, Airbus GIE operations were recorded at the current exchange rate of the period except for those hedged with financial instruments. As from 1st January 2004, former Airbus GIE operations are recorded on the basis of historical exchange rates. As a result, no additional CTA is generated by former Airbus GIE operations. The portion of outstanding CTA as at 31st December 2003, booked in respect of non-monetary balance sheet items relating to transactions realised as from 1st January 2004 (i.e., mainly aircraft deliveries), is gradually released to the consolidated statement of income, in line with such deliveries. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation".

1.1.7 Liquidity and Capital Resources

The Group's objective is to maintain sufficient cash and cash equivalents at all times to meet its present and future cash requirements and maintain a favourable credit rating. It attempts to achieve this policy objective by:

- implementing measures designed to generate cash;
- developing and maintaining access to the capital markets; and
- containing its exposure to customer financing.

EADS benefits from a strong positive cash position, with €10.0 billion of consolidated gross cash (including securities of €1.8 billion) at 31st December 2006. This cash position is further supported by a €3.0 billion syndicated back-up facility. Overall, financial liabilities (short and long-term) amounted to €5.8 billion at 31st December 2006.

EADS defines its consolidated net cash position as the difference between (i) cash, cash equivalents and securities and (ii) financial liabilities (as recorded in the consolidated balance sheet). The net cash position at 31st December 2006 was €4.2 billion. The factors affecting EADS' cash position, and consequently its liquidity risk, are discussed below.

Pursuant to IAS 7, the definition of "cash and cash equivalents" now includes only cash items with an original maturity of 3 months. The previous cash definition was based on short-term maturity of 1 year having insignificant risk of changes in value. Due to this new interpretation, figures for 2005 below have been restated accordingly. €4,160 million of cash and cash equivalents for the year 2005 have been reclassified as "Current securities".

1.1.7.1 Cash Flows

EADS generally finances its manufacturing activities and product development programs, and in particular the development of new commercial aircraft, through a combination of flows generated by operating activities, customers' advance payments, risk-sharing partnerships with sub-contractors and European government refundable advances. In addition, EADS' military activities benefit from government-financed research and development contracts. If necessary, EADS may raise funds in the capital markets.

The following table sets forth the variation of EADS' consolidated net cash position over the periods indicated.

(in €m)	Year ended 31st December 2006	Year ended 31st December 2005	Year ended 31st December 2004
Consolidated net cash position at 1st January	**5,489**	**3,961**	**3,008**
Gross cash flows from operations(1)	3,541	3,868	2,858
Changes in other operating assets and liabilities (working capital)	(143)	1,239	2,155
Cash used for investing activities(2)	(1,369)	(2,694)	(3,399)
Thereof industrial capital expenditures	*(2,708)*	*(2,818)*	*(3,017)*
Thereof customer financing	*1,160*	*174*	*(188)*
Thereof others	*179*	*(50)*	*(194)*
Treasury share buy-back	(35)	(288)	(81)
Cash distribution to shareholders/dividends paid to minorities	(536)	(396)	(320)
Payments related to liability for puttable instruments(3)	(2,879)	(93)	(64)
Capital increase	94	187	43
Other changes in financial position	67	(295)	(239)
Thereof financial liabilities non-recourse to EADS	*(61)*	*(121)*	*(369)*
Consolidated net cash position at 31st December	**4,229**	**5,489**	**3,961**
Free Cash Flows(4)	**2,029**	**2,413**	**1,614**
Thereof Free Cash Flows before customer financing	*869*	*2,239*	*1,802*

(1) Represents cash flow from operations, excluding variations in working capital.
(2) Does not reflect (i) investments in, or disposals of, available-for-sale securities (addition of €(964) million for 2004; disposal of €1,008 million for 2005; disposal of €3,357 million for 2006), which are classified as cash and not as investments solely for the purposes of this net cash presentation; (ii) changes in cash from change in consolidation (€9 million for 2004; €12 million for 2005; €0 million for 2006); or (iii) increase in customer financing when it is non-recourse to EADS (€(369) million for 2004; €(121) million for 2005).
(3) Payments include the acquisition price of €2,750 million for the 20% stake in Airbus as well as a dividend payment from Airbus to BAE Systems amounting to €129 million in 2006.

The consolidated net cash position at 31st December 2006 was €4.2 billion, a 23.0% decrease from 31st December 2005. The decrease primarily reflects: (i) the payment related to the liability for puttable instruments, following BAE Systems' exercise of its put option of €2.75 billion in relation thereto, (ii) investing activities that consumed €1.4 billion and (iii) the dividend payment amounting to €536 million. This decrease was partially offset by a solid €3.5 billion gross cash flow from operations.

Gross Cash Flows from Operations

Gross cash flow from operations was less impacted than EBIT* in 2006 by one time effects, and amounted to €3,541 million in 2006, compared to €3,868 million in 2005 and €2,858 million in 2004.

Changes in Other Operating Assets and Liabilities (Working Capital)

Working capital is comprised of trade receivables, inventory, other assets and prepaid expenses netted against trade liabilities, other liabilities (including customer advances) and deferred income.

Changes in working capital resulted in a negative impact on the net cash position for 2006 (€(0.1) billion) and a positive impact on the net cash position for 2005 (€1.2 billion). In 2006, the main net contributor to the negative working capital variation was the change in gross inventory (€(1.9) billion), primarily reflecting the ramp-up of Airbus production of the A380, partially offset by the inflow of overall pre-delivery payments from customers (€1.6 billion). In 2005, the main net contributor to the positive working capital variation was the further inflow of overall pre-delivery payments from customers (approximately €4.2 billion), partially offset by the change in gross inventory (approximately €(3.3) billion), primarily reflecting the ramp-up of Airbus production of the A380.

European Government Refundable Advances. As of 31st December 2006, total European government refundable advances received, recorded on the balance sheet in the line items "non-current other liabilities" and "current other liabilities", amounted to €5.4 billion, including accrued interest.

For 2006, new receipts of European government refundable advances totalled €0.3 billion and reimbursements totalled

€0.4 billion. Related accrued interest for 2006 of €0.3 billion was recorded on the balance sheet in the line items "non-current other liabilities" and "current other liabilities".

Set out below is a breakdown of total amounts of European government refundable advances outstanding, by product/project.

(in € bn)	2006	2005	2004
Long Range & Wide Body	1.5	1.8	2.0
A380	3.3	2.8	2.5
Eurocopter	0.2	0.2	0.2
Others	0.4	0.5	0.4
Total	**5.4**	**5.3**	**5.1**

Cash Used for Investing Activities

Management categorises cash used for investing activities into three components: (i) industrial capital expenditures, (ii) customer financing and (iii) others.

Industrial Capital Expenditures. Industrial capital expenditures (investments in property, plant and equipment and intangible assets) amounted to €2.7 billion for 2006 as compared to €2.8 billion for 2005. A380-related capital expenditure totalled €0.7 billion for 2006, as compared to €0.8 billion for 2005 (including capitalised research and development costs). See "Part 2/1.1.2 Airbus — Products and Services". To date, total A380-related capital expenditures is €5.2 billion.

The remaining portion of capital expenditures in 2006 related to other programmes at Airbus of €0.9 billion (including €0.2 billion for the A400M programme) and additional programmes in the other divisions of €1.1 billion, including the build-up of Skynet 5 satellites at Paradigm Secure Communications Ltd. Excluding Airbus and Paradigm-related expenditures, EADS' other divisions incur approximately €0.5 billion annually in capital expenditures related to ongoing businesses. Investments in aircraft leases are included in customer financing, and not in industrial capital expenditures, even though the underlying assets are eventually recorded in property, plant and equipment.

For the period 2007 to 2008, it is estimated that the majority of EADS' capital expenditures will occur in connection with Airbus activities — in particular, for the A380, the A350XWB and the A400M programmes, as well as for construction of an A320 final assembly line in China. See "Part 2/1.1.2 Airbus — Products and Services".

Customer Financing. Consolidated cash flows generated by customer financing amounted to an exceptionally high level of €1,160 million for 2006. EADS aims to structure financing so as to facilitate the future sell-down or reduction of its exposure. The cash inflow of €1,160 million primarily results from the payments received on sell-downs and repayments of outstanding finance leases and loans over the course of the year more than offsetting additions to customer sales financing. See "— Sales Financing".

Others. For 2006, the positive €179 million figure primarily reflects the sale of LFK GmbH to MBDA and other asset sales.

Free Cash Flows

As a result of the factors discussed above, positive free cash flows amounted to €2.0 billion for 2006, as compared to €2.4 billion for 2005 and €1.6 billion for 2004. Positive free cash flow before customer financing was €0.9 billion for 2006, as compared to €2.2 billion for 2005 and €1.8 billion for 2004.

Other Changes in Financial Position

In 2004 and 2005, the cash outflows of €(239) million and €(295) million in 2005, respectively, primarily reflects the impact of non-recourse customer financing. The cash inflow of €67 million in 2006 generally mirrors the currency effects on financial liabilities.

1.1.7.2 Consolidated Cash and Cash Equivalents

Pursuant to IAS 7, the definition of "cash and cash equivalents" now includes only cash items with an original maturity of 3 months. The previous cash definition was based on short-term maturity of 1 year having insignificant risk of changes in value. Due to this new interpretation, €4,160 million of cash and cash equivalents at year-end 2005 have now been reclassified as "Current securities".

The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial paper and other money market instruments which, for cash and cash equivalents, have an original maturity of less than three months. Therefore, EADS assesses its exposure towards price risk due to changes in interest rates and spreads as minimal. See "1.1.8 Hedging Activities — Interest Rates" and "Notes to Consolidated Financial Statements (IFRS) — Note 30a: Information about Financial Instruments — Financial risk management".

In 2003, the fully automated cross-border cash pooling system (covering France, Germany, Spain, the Netherlands and the U.K.) became operational. The cash pooling system enhances Management's ability to assess reliably and instantaneously the cash position of each subsidiary within the Group and enables Management to allocate cash optimally within the Group depending upon shifting short-term needs.

Total cash and cash equivalents (including available-for-sale securities) includes €0.6 billion from the 50% consolidation of MBDA. However, EADS' economic stake in MBDA is only 37.5%, representing only 75% of this consolidated amount.

1.1.7.3 Consolidated Financial Liabilities

The following table sets forth the composition of EADS' consolidated financial liabilities, including both short-and long-term debt, as of 31st December 2006:

	31st December 2006			
(in €m)	Not Exceeding 1 year	Over 1 year up to 5 years	More Than 5 years	Total
Finance Leases[1]	97	104	74	275
Bonds/Commercial paper	1,157	1,116	453	2,726
Liabilities to financial institutions	140	324	817	1,281
Liabilities to affiliated companies	118	0	0	118
Loans	172	326	347	845
Other	512	0	0	512
Total	**2,196**	**1,870**	**1,691**	**5,757[2]**

(1) This figure reflects the €927 million effect of the netting of defeased bank deposits against sales financing liabilities.
(2) Financial liabilities include non-recourse Airbus debt for €1,058 million.

The outstanding balance of financial liabilities increased from €5.1 billion at 31st December 2005 to €5.8 billion at 31st December 2006. Financial liabilities include liabilities connected with sales financing transactions, which totalled €1,702 million at 31st December 2006. See "— Sales Financing". Of this total, €480 million bore interest at a fixed rate of 9.88% while the remainder bore interest primarily at variable rates.

EMTN Programme. In 2003, EADS launched a €3 billion Euro Medium Term Note ("**EMTN**") Programme. It conducted an initial €1.0 billion issue of notes maturing in 2010 and bearing interest at 4.625% (effective interest rate: 4.686%), which was later swapped into a variable rate of three-month EURIBOR plus 1.02%. It then issued an additional €0.5 billion of notes maturing in 2018 and bearing interest at 5.5% (effective interest rate: 5.6%), which was swapped during 2005 into a variable rate of three-month EURIBOR plus 1.81%.

European Investment Bank Loan. In 2004, the European Investment Bank granted a long-term loan to EADS in the amount of U.S.$421 million at an interest rate of 5.1% (effective interest rate: 5.1%).

Commercial Paper Programme. EADS regularly issues commercial paper on a rolling basis, under a so-called "billet de trésorerie" programme. This commercial paper bears interest at fixed or floating rates with individual maturities ranging from 1 day to 12 months. As of 31 December 2006, the average interest rate on these borrowings was 3.3%. The issued volume at 31 December 2006 amounted to €1,137 million. The programme has been in place since 2003 and has a maximum authorised volume limit of €2 billion.

1.1.7.4 Sales Financing

EADS favours cash sales, and encourages independent financing by customers, in order to avoid retaining credit or asset risk in relation to delivered products.

However, in order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Dedicated and experienced teams at headquarters and at Airbus and ATR, respectively structure such financing transactions and closely monitor total EADS finance and asset value exposure and its evolution in terms of quality, volume and cash requirements intensity. EADS aims to structure all financing it provides to customers in line with market-standard contractual terms so as to facilitate any subsequent sale or reduction of such exposure.

In determining the amount and terms of a financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers.

Approximately 30% of the €5.8 billion of total consolidated financial liabilities as at 31st December 2006 are derived from the funding of EADS' sales financing assets, which are of a long-term nature and have predictable payment schedules. The decrease from 40% of total financial liabilities in 2005 reflects the effects of the weakening U.S. Dollar on these U.S. Dollar-denominated liabilities. The following table presents a breakdown of consolidated financial liabilities related to sales financing:

(in €m)	Principal Amount Outstanding 2006	Principal Amount Outstanding 2005	Principal Amount Outstanding 2005
Finance Leases[1]	72	118	270
Liabilities to financial institutions	905	1,074	844
Loans	725	882	780
Total Sales Financing Liabilities	**1,702**	**2,074**	**1,894**

(1) These figures reflect the effect (€927 million in 2006; €1,102 million in 2005; €1,089 million in 2004) of the netting of defeased bank deposits against sales financing liabilities.

The amounts of total sales financing liabilities at 31st December 2006, 2005 and 2004 reflect the offsetting of sales financing liabilities by €0.9 billion (for 2006), €1.1 billion (for 2005) and and €1.1 billion (for 2004) of defeased bank deposits securing such liabilities. Of the remaining €1.7 billion total sales financing liabilities at 31st December 2006, €1.1 billion is in the form of non-recourse debt, where EADS' repayment obligations are limited to its receipts from transaction counterparties. A significant portion of financial assets representing non-cancellable customer commitments have terms closely matching those of the related financial liabilities. See "Notes to Consolidated Financial Statements (IFRS) — Note 22: Financial liabilities". See also "— 1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Sales Financing Transactions in the Financial Statements".

Sales financing transactions are generally collateralised by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment of each transaction.

EADS classifies the exposure arising from its sales financing activities into two categories: (i) Financing Exposure, where the customer's credit — its ability to perform its obligations under a financing agreement — constitutes the risk; and (ii) Asset Value Exposure, where the risk relates to decreases in the future value of the financed aircraft. See also "1. Financial Market Risks — Exposure to Sales Financing Risk".

Customer Financing Exposure. Airbus Customer Financing Exposure as of 31st December 2006 is spread over 85 aircraft, operated at any time by approximately 25 airlines. In addition, other aircraft related assets, such as spare parts, may also serve as collateral security. 63% of Airbus Financing Gross Exposure is distributed over 5 airlines in 5 countries, not taking backstop commitments into account.

ATR Customer Financing Gross Exposure as of 31st December 2006 is distributed over 187 aircraft. EADS proportionally consolidates only 50% of ATR and shares the risk with its partner, Alenia.

Gross Customer Financing Exposure: Customer Financing Gross Exposure is computed as the sum of (i) the net book value of aircraft under operating leases; (ii) the outstanding principal amount of finance leases or loans; and (iii) the net present value of the maximum commitment amounts under financial guarantees.

Gross Financing Exposure from operating leases, finance leases and loans differs from the value of related assets on EADS' balance sheet and related off-balance sheet contingent commitments for the following reasons: (i) assets are recorded in compliance with IFRS, but may relate to transactions where there is limited recourse to Airbus or ATR; (ii) the value of the assets is impaired or depreciated on the consolidated balance sheet; (iii) off-balance sheet gross exposure is calculated as the net present value of future payments, whereas the Financial Statements present the total future payments in nominal terms; and (iv) exposure related to AVGs recorded as operating leases in the Financial Statements is categorised under Asset Value Exposure, not Financing Exposure.

Airbus has reduced Gross Financing Exposure by 70% from its 1998 peak of U.S.$6.1 billion, to U.S.$1.8 billion (€1.4 billion) as of 31st December 2006, while the Airbus fleet in operation has increased from 1,838 aircraft to 4,305 aircraft over roughly the same period. Management believes the current level of Gross Financing Exposure enhances Airbus' ability to assist its customers in the context of a tight aircraft financing market. The chart below illustrates the evolution of Airbus' Gross Financing Exposure during 2006 (in U.S. $ millions).

Evolution of Airbus Gross Exposure during 2006


December 2005
3.796
Additions
393
-2.156
Disposals
-191
Amortisation
December 2006
1.842

ATR as a whole has reduced gross exposure by approximately 56% from a peak of U.S.$1.8 billion in 1997 to U.S.$0.8 billion (€0.6 billion) as of 31st December 2006.

In response to the continued demand by its customers for financing, EADS expects to undertake additional outlays in connection with customer financing of commercial aircraft, mostly through finance leases and loans. Nevertheless, it intends to keep the amount as low as possible, and expects the net increase of sales financing gross exposure to be very low in 2007.

Net Exposure. Net exposure is the difference between gross exposure and the estimated value of the collateral security. Collateral value is assessed using a dynamic model based on the net present value of expected future rentals from the aircraft in the leasing market and potential cost of default. This valuation model yields results that are typically lower than residual value estimates by independent sources in order to allow for what Management believes is its conservative assessment of market conditions, as well as for repossession and transformation costs. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Sales Financing Transactions in the Financial Statements".

The table below shows the transition from gross to net financing exposure (which does not include AVGs) as at 31st December 2006, 2005 and 2004. It includes 100% of Airbus' customer financing exposure and 50% of ATR's exposure, reflecting EADS' stake in ATR.

		Airbus 100%	Airbus 100%	Airbus 100%	ATR 50%	ATR 50%	ATR 50%	Total EADS	Total EADS	Total EADS
(in €m)	Note*	12/31/2006	12/31/2005	12/31/2004	12/31/2006	12/31/2005	12/31/2004	12/31/2006	12/31/2005	12/31/2004
Operating Lease	13	1,080	1,308	1,835	136	185	146	1,216	1,493	1,981
Finance leases and loans	14	957	1,616	2,044	29	25	22	986	1,641	2,066
Others		0	1,019	0	87	96	119	87	1,115	119
On Balance sheet customer financing		2,037	3,943	3,879	252	306	287	2,289	4,249	4,166
Off Balance sheet customer financing	29	834	846	732	43	42	46	877	888	778
Non-recourse transactions on balance sheet		(1,121)	(1,327)	(1,135)	0	0	0	(1,121)	(1,327)	(1,135)
Off balance sheet adjustments		(351)	(244)	(128)	0	0	0	(351)	(244)	(128)
Gross customer financing exposure	**29**	**1,399**	**3,218**	**3,348**	**295**	**348**	**333**	**1,694**	**3,566**	**3,681**
Collateral Values	29	(521)	(1,819)	(1,916)	(270)	(314)	(300)	(791)	(2,133)	(2,216)
Net exposure		**878**	**1,399**	**1,432**	**25**	**34**	**33**	**903**	**1,433**	**1,465**
Asset impairments and provisions on:										
Operating Lease	29	(272)	(319)	(532)	0	0	0	(272)	(319)	(532)
Finance Lease & loans	29	(199)	(396)	(466)	0	0	0	(199)	(396)	(466)
Inventories	29	0	0	(1)	0	0	0	0	0	(1)
Assets held for sale	29	0	(196)	0	0	0	0	0	(196)	0
Off balance sheet commitments	29	(407)	(488)	(433)	0	0	0	(407)	(488)	(433)
On balance sheet commitments	29	0	0	0	(25)	(34)	(33)	(25)	(34)	(33)
Asset impairments and provisions		**(878)**	**(1,399)**	**(1,432)**	**(25)**	**(34)**	**(33)**	**(903)**	**(1,433)**	**(1,465)**
Residual exposure		-	-	-	-	-	-	-	-	-

(*) The indicated numbers refer to the number of the Notes to Consolidated Financial Statements (IFRS).

The gross value of consolidated operating leases shown in the table above (€1,216 million in 2006, €1,493 million in 2005 and €1,981 million in 2004) is accounted for in «Property, Plant and Equipment» at net book value of operating leases before impairment. Corresponding accumulated asset impairments (€272 million in 2006, €319 million in 2005 and €532 million in 2004) are charged against this net book value. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, Plant and Equipment" and "Note 29: Commitments and contingencies".

Also shown in the table above is the gross value for consolidated finance leases and loans (€986 million in 2006, €1,641 million in 2005 and €2,066 million in 2004). Consolidated finance leases (€739 million in 2006, €924 million in 2005 and €1,120 million in 2004) are accounted for as long-term financial assets, recorded at their book value before impairment. Loans (€247 million in 2006, €717 million in 2005 and €946 million in 2004) are also accounted for as long-term financial assets, recorded at their outstanding gross amount. Corresponding overall accumulated impairments (€199 million in 2006, €396 million in 2005 and €466 million in 2004) are charged against the book values. See "Notes to Consolidated

Financial Statements (IFRS) — Note 14: Investments in associates accounted for under the equity method, other investments and long-term financial assets".

Off-balance sheet customer financing exposure at Airbus and ATR (accounted for at 50% by EADS) was €877 million in 2006, €888 million in 2005 and €778 million in 2004. These amounts reflect the total nominal value of future payments under lease in/lease out structures. The corresponding net present value of future payments (discounted and net of mitigating factors) is included in total Gross Financing Exposure for an amount of €526 million in 2006, €644 million in 2005 and €650 million in 2004. A provision of €407 million has been accrued for in EADS' balance sheet as of 31st December 2006 to cover the full amount of the corresponding net exposure. See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies".

Asset Value Exposure. A significant portion of EADS' asset value exposure arises from outstanding AVGs, primarily at Airbus. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the AVG-related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise periods of outstanding AVGs are distributed through 2019, resulting in low levels of exposure maturing in any year. Because exercise dates for AVGs are on average in the 10th year following aircraft delivery, AVGs issued in 2006 will generally not be exercisable prior to 2016, and, therefore, an increase in near-term exposure is not expected.

Gross Exposure. Gross Asset Value Exposure is defined as the sum of the maximum guaranteed tranche amounts (as opposed to the sum of the maximum guaranteed asset value amounts) under outstanding AVGs. At 31st December 2006, Airbus Gross Asset Value Exposure (discounted present value of future guaranteed tranches) was U.S.$3.0 billion (€2.3 billion). The off-balance sheet portion of Airbus Gross Asset Value, representing AVGs with net present values of less than 10% of the sales price of the corresponding aircraft, was €1,093 million, excluding €461 million where the risk is considered to be remote. In many cases, the risk is limited to a specific portion of the residual value of the aircraft. The remaining Airbus Gross Asset Value Exposure is recorded on-balance sheet.

Net Exposure. The present value of the risk inherent to the given asset value guarantees, where a settlement is considered to be probable, is fully provided for and included in the total amount of provisions for asset value risks of €633 million. This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account. See "Notes to Consolidated Financial Statements (IFRS) — Note 21(d): Other provisions".

Backstop Commitments. While commitments to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto (other than the corresponding work-in-progress), and (iii) third parties may participate in the financing.

See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies" for further discussion of EADS' sales financing policies and accounting procedures.

1.1.8 Hedging Activities

1.1.8.1 Foreign Exchange Rates

A significant portion of EADS' revenues are denominated in U.S. Dollars (approximately U.S.$27.6 billion at Airbus in 2006), with approximately half of such currency exposure 'naturally hedged' by U.S. Dollar- denominated costs. The remainder of costs is incurred primarily in Euro, and to a lesser extent, in Pounds Sterling. Consequently, to the extent that EADS does not use financial instruments to hedge its net current and future exchange rate exposure from the time of a customer order to the time of delivery, its profits will be affected by market changes in the exchange rate of the U.S. Dollar against these currencies. As EADS intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies solely to manage and minimise the impact on its EBIT* from the volatility of the U. S. Dollar. See "1.1.4 Measurement of Management's Performance — EBIT* Performance by Division — Hedging Impact on EBIT*". See also "1. Financial Market Risks — Exposure to Foreign Currencies".

As EADS uses financial instruments to hedge its net foreign currency exposure, the portion of its U.S. Dollar-denominated revenues not hedged by financial instruments (approximately 30% of total consolidated revenues) is exposed to changes in exchange rates. Of this non-hedged portion of revenues, a certain percentage (relating to customer pre-delivery payments) is converted into Euro at the spot rate effective at the time the payment was received by EADS. The remainder of non-hedged U.S. Dollar-denominated revenues (corresponding to payments upon delivery) are subject to changes in the spot rate at the time of delivery. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Foreign Currency Translation".

Exposure on aircraft sales. For products such as aircraft, EADS typically hedges forecasted sales in U.S. Dollars related to firm commitments and forecasted transactions. The hedged items are defined as the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the first flows to be hedged can cover up to 100% of the equivalent of the net U.S. Dollar exposure at inception. For EADS, a forecasted transaction is regarded as highly probable if the future delivery is included in the firm order book or is very likely to materialise in view of contractual evidence (e.g., a letter of intent). The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Exposure on non-aircraft business. For the non-aircraft business, EADS typically hedges inflows and outflows of foreign currencies from sales and purchase contracts in low volumes.

Exposure on treasury operations. In connection with its treasury operations, EADS enters into foreign exchange swaps (notional amount of €3.8 billion at year-end 2006) to adjust for short-term fluctuations of non-Euro cash balances at the BU level. year-to- year changes in the fair market value of these swaps are recorded on the consolidated statement of income in the line item "other financial result". These changes may have a material impact on EADS' net income.

Embedded derivatives. EADS also has foreign currency derivative instruments which are embedded in certain purchase and lease contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally USD and GBP. Gains or losses relating to such embedded foreign currency derivatives are reported in the line item "other financial result". These changes may have a material impact on EADS' net income. In addition, EADS hedges currency risk arising from financial transactions in other currencies than EUR, such as funding transactions or securities.

Hedge Portfolio. EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to U.S. Dollar sales, mainly from the activities of Airbus (and to a lesser extent, of the Eurocopter Division, ATR, the DS Division and the MTA Division). The net exposure is defined as the total currency exposure (U.S. Dollar-denominated revenues), net of the part that is "naturally hedged" by U.S. Dollar-denominated costs. The hedge portfolio covers the vast majority of the Group's hedging transactions.

For financial reporting purposes, EADS mostly designates a portion of the total firm future cash flows as the hedged position to cover its expected net foreign currency exposure. Therefore, as long as the actual gross foreign exchange-cash inflows (per month) exceed the portion designated as being hedged, a postponement or cancellation of sales transactions and corresponding cash inflows have no impact on the hedging relationship. As hedging instruments, EADS primarily uses foreign currency forwards.

The contract or notional amounts of EADS' foreign exchange derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of such foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

Year ended 31st December 2006	Remaining period			
(in €m)	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
Foreign Exchange Contracts:				
Net forward sales (purchase) contracts	10,970	22,120	(4)	33,086
Structured USD forward:				
Purchased USD call options	333	295	0	628
Purchased USD put options	885	295	0	1,180
Written USD call options	885	295	0	1,180
FX swap contracts	3,564	38	211	3,813

1.1.8.2 Interest Rates

EADS uses an asset and liability management approach with the objective of limiting its interest rate risk. EADS attempts to match the risk profile of its assets with a corresponding liability structure. The remaining net interest rate exposure is managed through several types of instruments in order to minimise risks and financial impacts. Therefore, EADS may use interest rate derivatives for hedging purposes.

Hedging instruments that are specifically related to debt instruments (such as the notes issued under the EMTN programme and those relating to the financing of Paradigm) have at most the same nominal amounts, as well as the same maturity dates, as the corresponding hedged item.

Regarding the management of its cash balance, EADS invests mainly in short-term instruments and/or floating rate instruments in order to further minimise any interest risk in its cash and securities portfolio.

The contract or notional amounts of EADS' interest rate derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of such interest rate derivative financial instruments are as follows, specified by expected maturity.

Year ended 31st December 2006		Remaining period		
(in €m)	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
Interest rate swaps and caps	1,184	1,412	3,116	5,712

Since its creation, EADS has been in a positive net cash position. As interest rate sensitivity analysis is mostly relevant to large borrowers, EADS considers that the added value of such analysis to an understanding of the Company's interest rate exposure is minimal. Such analysis has therefore not been included herein, and the above table of interest rate derivatives has not been correlated with the preceding table of financial debt. As circumstances warrant, EADS will consider including such an analysis in future Registration Documents.

1.2 Financial Statements

The English versions of the following documents shall be deemed to be incorporated in and form part of this Registration Document:

- The consolidated financial statements (IFRS) and the financial statements (Dutch GAAP) of EADS for the year ended 31st December 2004 as included in "Part 1/1.2 Financial Statements" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 19th April 2005 and filed in English with the Chamber of Commerce of Amsterdam; and
- The consolidated financial statements (IFRS) and the Company financial statements of EADS for the year ended 31st December 2005 as included in "Part 1/1.2 Financial Statements" of the Registration Document filed in English with, and approved by, the AFM on 26th April 2006 and filed in English with the Chamber of Commerce of Amsterdam.

Copies of the above-mentioned *Document de Référence* and Registration Document are available free of charge upon request in English, French, Spanish and German languages at the registered office of the Company and on www.eads.com. Copies of the financial statements referred to above are also available in English on www.eads.com and for inspection at the Chamber of Commerce of Amsterdam.

EADS confirms that the reports of the auditors set forth in sections 1.2.1 and 1.2.2 below (as well as those incorporated by reference herein) have been accurately reproduced and that as far as EADS is aware and is able to ascertain from the information provided by the auditors, no facts have been omitted which would render such reports inaccurate or misleading.

1.2.1 EADS N.V. Consolidated Financial Statements (IFRS)

EADS N.V. Consolidated Income Statements (IFRS) for the years ended December 31st, 2006, 2005 and 2004

(in €m)	Note	2006	2005	2004
Revenues	5,6	**39,434**	**34,206**	**31,761**
Cost of sales	7	(34,722)	(27,530)	(25,522)
Gross margin		**4,712**	**6,676**	**6,239**
Selling expenses		(914)	(832)	(798)
Administrative expenses		(1,360)	(1,351)	(1,321)
Research and development expenses		(2,458)	(2,075)	(2,126)
Other income	8	297	222	314
Other expenses		(188)	(153)	(177)
Share of profit from associates accounted for under the equity method	9	152	210	88
Other income (expense) from investments	9	37	15	(4)
Profit before finance costs and income taxes	5	**278**	**2,712**	**2,215**
Interest income		454	423	302
Interest expenses		(575)	(578)	(577)
Other financial result		(123)	(22)	(55)
Total finance costs	10	(244)	(177)	(330)
Income taxes	11	81	(825)	(664)
Profit for the period		**115**	**1,710**	**1,221**
Attributable to:				
Equity holders of the parent **(Net income)**		99	1,676	1,203
Minority interests		16	34	18
		115	**1,710**	**1,221**
Earnings per share		**€**	**€**	**€**
Basic	35	0.12	2.11	1.50
Diluted	35	0.12	2.09	1.50
Cash distribution per share (2006: proposal)	20	**open**	**0.65**	**0.50**

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

EADS N.V. Consolidated Balance Sheets (IFRS) at December 31st, 2006 and 2005

(in €m) Assets	Note	2006	2005
Non-current assets			
Intangible assets	12	10,855	11,052
Property, plant and equipment	13	14,178	13,817
Investment property	33	137	134
Investments in associates accounted for under the equity method	14	2,095	1,908
Other investments and long-term financial assets	14	1,666	1,938
Non-current other assets	17	4,231	3,610
Deferred tax assets	11	2,624	2,980[1]
Non-current securities	18	1,294	1,011
		37,080	**36,450**
Current assets			
Inventories	15	16,892	15,425
Trade receivables	16	4,852	4,802
Current portion of long-term financial assets	14	103	237
Current other assets	17	4,014	3,201
Current tax assets		428	237
Current securities	18	549	4,189[2]
Cash and cash equivalents		8,143	5,386[2]
		34,981	**33,477**
Non-current assets / disposal groups classified as held for sale	19	**76**	**881**
Total assets		**72,137**	**70,808**

Equity and liabilities	Note	2006	2005
Equity attributable to equity holders of the parent			
Capital stock		816	818
Reserves		7,593	8,699[1]
Accumulated other comprehensive income		4,955	3,982
Treasury shares		(349)	(445)
		13,015	**13,054**
Minority interests		137	153[1]
Total equity	20	**13,152**	**13,207**
Non-current liabilities			
Non-current provisions	21	9,063	7,997[1]
Long-term financial liabilities	22	3,561	4,189
Non-current other liabilities	24	11,570	9,971
Deferred tax liabilities	11	2,465	2,376
Non-current deferred income	26	1,110	1,324
		27,769	**25,857**
Current liabilities			
Current provisions	21	3,631	2,727
Short-term financial liabilities	22	2,196	908
Liability for puttable instruments	23	0	3,500
Trade liabilities	25	7,461	6,634
Current other liabilities	24	17,160	17,166
Current tax liabilities		218	174
Current deferred income	26	486	573
		31,152	**31,682**
Liabilities directly associated with non-current assets classified as held for sale	19	**64**	**62**
Total liabilities		**58,985**	**57,601**
Total equity and liabilities		**72,137**	**70,808**

(1) For the retrospective application of the revised IAS 19 "Employee Benefits" please refer to "Changes in Accounting Policies" in Note 2 "Summary of significant accounting policies".
(2) Regarding the retrospective change in presentation of "Cash and cash equivalents" please refer to "Changes in Accounting Policies" in Note 2 "Summary of significant accounting policies".

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

EADS N.V. Consolidated Statements of Cash Flows (IFRS) for the years ended December 31st, 2006, 2005 and 2004

(in €m)	Note	2006	2005	2004
Profit for the period attributable to equity holders of the parent (Net income)		**99**	**1,676**	**1,203**
Profit for the period attributable to minority interests		16	34	18
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation and amortisation		1,691	1,653	1,621
Valuation adjustments and CTA release		426	261	(188)
Deferred tax expenses (income)		(193)	386	537
Change in tax assets, tax liabilities and provisions for actual income tax		(160)	63	(202)
Results on disposal of non-current assets		(336)	(170)	(8)
Results of companies accounted for by the equity method		(152)	(210)	(88)
Change in current and non-current provisions		2,150	175	(35)
Change in other operating assets and liabilities:		**(143)**	**1,239**	**2,155**
- Inventories		(1,942)	(3,264)	366
- Trade receivables		(7)	(388)	(403)
- Trade liabilities		686	666	756
- Advance payments received		1,564	4,237	1,823
- Other assets and liabilities		(444)	(12)	(387)
Cash provided by operating activities		**3,398**	**5,107**	**5,013**
Investments:				
- Purchase of intangible assets, Property, plant and equipment		(2,708)	(2,818)	(3,017)
- Proceeds from disposals of intangible assets, Property, plant and equipment		76	101	36
- Acquisitions of subsidiaries and joint ventures (net of cash)	27	(82)	(131)	(100)
- Proceeds from disposals of subsidiaries (net of cash)		86	89	0
- Payments for investments in associates and other investments and long-term financial assets		(421)	(659)	(482)
- Proceeds from disposals of associates and other investments and long-term financial assets		813	485	492
- Dividends paid by companies valued at equity		46	36	36
- Increase in equipment of leased assets		(147)	(40)	(656)
- Proceeds from disposals of leased assets		215	256	74
- Increase in finance lease receivables		(16)	(219)	(261)
- Decrease in finance lease receivables		79	85	110
Disposals of non-current assets / disposal groups classified as held for sale and liabilities directly associated with non-current assets classified as held for sale		690	0	0
Change of securities		3,357	1,008[1]	(964)[1]
Change in cash from changes in consolidation		0	12	9
Cash provided by (used for) investing activities		**1,988**	**(1,795)**	**(4,723)**
Increase in borrowings		1,252	456	1,302
Repayment of borrowings		(468)	(800)	(828)
Cash distribution to EADS N.V. shareholders		(520)	(396)	(320)
Dividends paid to minorities		(16)	0	0
Payments related to liability for puttable instruments	23	(2,879)[3]	(93)	(64)
Capital increase		94	187	43
Purchase of treasury shares		(35)	(288)	(81)
Cash (used for) provided by financing activities		**(2,572)**	**(934)**	**52**
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents		(57)	17	(2)
Net increase in cash and cash equivalents		**2,757**	**2,395[1]**	**340[1]**
Cash and cash equivalents at beginning of period		**5,386[1][2]**	**2,991[1][2]**	**2,651[1][2]**
Cash and cash equivalents at end of period		**8,143**	**5,386[1]**	**2,991[1]**

The following represents supplemental information with respect to cash flows:

(in €m)	2006	2005	2004
Interest paid	(271)	(242)	(367)
Income taxes paid, net	(239)	(265)	(302)
Interest received	380	313	329
Dividends received	64	55	57

(1) Regarding the retrospective change in presentation of "Cash and cash equivalents" please refer to "Changes in Accounting Policies" in Note 2 "Summary of significant accounting policies".
(2) The previous figures for "Cash and cash equivalents" have been reduced in 2005 by 4,160 M € and in 2004 by 5,727 M €.
(3) Payments include the acquisition price of 2,750 M € for the 20% stake in Airbus and in addition a dividend payment from Airbus to BAE Systems amounting to 129 M €.

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).
For details, see Note 27, "Consolidated Statement of Cash Flows (IFRS)".

EADS N.V. Consolidated Statements of Recognised Income and Expenses (IFRS) for the years ended December 31st, 2006, 2005 and 2004

(in €m)	2006	2005	2004
Foreign currency translation differences for foreign operations	(324)	(58)	(439)
Effective portion of changes in fair value of cash flow hedges	3,326	(3,849)	3,045
Net change in fair value of cash flow hedges transferred to profit or loss	(1,463)	(1,875)	(2,136)
Net change in fair value of available-for-sale financial assets	76	52	34
Actuarial losses on defined benefit plans[1][2]	(690)	(459)	(275)
Tax on income and expense recognised directly in equity	(662)	2,203	(191)
Income and expenses recognised directly in equity	**263**	**(3,986)**	**38**
Profit for the period	**115**	**1,710**	**1,221**
Total recognised income and expense of the period	**378**	**(2,276)**	**1,259**
Attributable to:			
Equity holders of the parent	382	(2,295)	1,245
Minority interests	(4)	19	14
Total recognised income and expense of the period	**378**	**(2,276)**	**1,259**

(in €m)	2005	2004
Impact of change in accounting policy on other reserves for the year[1]		
Attributable to:		
Equity holders of the parent	(275)	(163)
Minority interests	(13)	(3)
Total recognised income and expense of the period	**(288)**	**(166)**

(in €m)	2004
Impact of change in accounting policy on other reserves at January 1[1]	
Actuarial losses on defined benefit plans[1]	(384)
Tax thereon	143
Total actuarial losses recognised in equity	**(241)**
Attributable to:	
Equity holders of the parent	(235)
Minority interests	(6)
Total impact	**(241)**

(1) For the retrospective application of the revised IAS 19 "Employee Benefits" please refer to "Changes in Accounting Policies" in Note 2 "Summary of significant accounting policies" and to Note 21 b.) "Provisions for retirement plans".
(2) Regarding the "Pension UK" please refer to Note 21 b.) "Provisions for retirement plans".

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

Additional Information:
EADS N.V. Reconciliation of Movement in Capital and Reserves (IFRS) for the years ended December 31st, 2006, 2005 and 2004

		Equity attributable to equity holders of the parent						Minority interests	Total equity
(in €m)	Note	Capital stock	Share premium	Other reserves	Accumulated other comprehensive income	Treasury shares	Total		
Balance at December 31, 2003		**813**	**9,317**	**(2,268)**	**7,474**	**(187)**	**15,149**	**126**	**15,275**
Retrospective adjustments[1]				(235)			(235)	(6)	(241)
Balance at December 31, 2003, adjusted		**813**	**9,317**	**(2,503)**	**7,474**	**(187)**	**14,914**	**120**	**15,034**
Total recognised income and expenses				1,041	204		1,245	14	1,259
Capital increase		2	41				43		43
Share-based Payment (IFRS 2)	31			12			12		12
Cash distribution to EADS N.V. shareholders			(320)				(320)		(320)
Purchase of treasury shares						(81)	(81)		(81)
Cancellation of treasury shares		(5)	(86)			91	0		0
Balance at December 31, 2004		**810**	**8,952**	**(1,450)**	**7,678**	**(177)**	**15,813**	**134**	**15,947**
Total recognised income and expenses				1,401	(3,696)		(2,295)	19	(2,276)
Capital increase	20	9	178				187		187
Share-based Payment (IFRS 2)	31			33			33		33
Cash distribution to EADS N.V. shareholders			(396)				(396)		(396)
Purchase of treasury shares	20					(288)	(288)		(288)
Cancellation of treasury shares	20	(1)	(19)			20	0		0
Balance at December 31, 2005		**818**	**8,715**	**(16)**	**3,982**	**(445)**	**13,054**	**153**	**13,207**
Total recognised income and expenses				(591)	973		382	(4)	378
Capital increase	20	5	89				94		94
Share-based Payment (IFRS 2)	31			40			40		40
Cash distribution to EADS N.V. shareholders / dividends paid to minorities			(520)				(520)	(16)	(536)
Change in minorities							0	4	4
Purchase of treasury shares	20					(35)	(35)		(35)
Cancellation of treasury shares	20	(7)	(124)			131	0		0
Balance at December 31, 2006		**816**	**8,160**	**(567)**	**4,955**	**(349)**	**13,015**	**137**	**13,152**

(1) For the retrospective application of the revised IAS 19 "Employee Benefits" please refer to "Changes in Accounting Policies" in Note 2 and to the "Consolidated Statements of Recognised Income and Expenses".

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

Notes to the Consolidated Financial Statements (IFRS)

Basis of Presentation

1. The company

The accompanying Consolidated Financial Statements present the financial position and the result of the operations of **European Aeronautic Defence and Space Company EADS N.V.** and its subsidiaries ("EADS" or the "Group"), a Dutch public limited liability company (Naamloze Vennootschap) legally seated in Amsterdam (Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands). EADS' core business is the manufacturing of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites, defence systems and defence electronics and rendering of services related to these activities. EADS has its listings at the European Stock Exchanges in Paris, Frankfurt and Madrid. The Consolidated Financial Statements were authorised for issue by EADS' Board of Directors on March 8th, 2007, are prepared and reported in Euro ("€"), and all values are rounded to the nearest million appropriately, unless otherwise stated.

2. Summary of significant accounting policies

Basis of Preparation — EADS' Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), adopted by the International Accounting Standards Board ("IASB"), as endorsed by the European Union (EU). They comprise (i) IFRS, (ii) International Accounting Standards ("IAS") and (iii) Interpretations originated by the International Financial Reporting Interpretations Committee ("IFRIC") or former Standing Interpretations Committee ("SIC"). The Consolidated Financial Statements generally have been prepared on a historical cost basis, except for the following items that have been measured at fair value: (i) derivative financial instruments, (ii) available-for-sale financial assets, (iii) accumulating Money Market Funds that have been designated as financial assets at fair value through profit or loss ("Fair Value Option", see below) and (iv) assets and liabilities being hedged items in fair value hedges that are otherwise carried at cost and whose carrying values are adjusted to changes in the fair values attributable to the risks that are being hedged.

Use of Accounting Estimates — The preparation of the Group Financial Statements in accordance with IFRS requires management to use certain critical accounting estimates about the future as well as to make assumptions and perform judgements in the process of applying accounting policies. These consequently affect the amounts of assets, liabilities, income and expenses reported by EADS. Actual results in subsequent periods could differ from those accounting estimates.

Subjects that involve critical assumptions and estimates and that have a significant influence on the amounts recognised in EADS Consolidated Financial Statements are further described and disclosed in the respective Notes (see in particular below "Significant Accounting Policies" as well as, regarding deferred tax assets Note 11 "Income Taxes"; regarding goodwill impairment Note 12 "Intangible Assets"; for impairment of tangible assets Note 13 "Property, Plant and Equipment"; Note 15 "Inventories"; regarding loss making contracts as well as constructive obligations for settlement charges Note 21 "Provisions"; Note 29 "Commitments and Contingencies" and Note 30 "Information about Financial Instruments").

New Standards, Amendments to existing Standards and new Interpretations

The IFRS rules applied by EADS for preparing 2006 year end Consolidated Financial Statements are the same as for previous financial year except for those following the application of new or amended Standards or Interpretations respectively and changes in accounting policies as detailed below.

a) New Standards

IFRS 6 Exploration for and Evaluation of Mineral Resources (issued 2004)

IFRS 6 became effective beginning of 2006 but is not relevant to the Group's operations.

b) Amended Standards

The application of the following amended Standards is mandatory for EADS as of January 1st, 2006.

IAS 19 Employee Benefits (issued 2004)

IAS 21 The Effects of Changes in Foreign Exchange Rates: "Net Investment in a Foreign Operation" (issued 2005)

IAS 39 Financial Instruments: Recognition and Measurement:

"The Fair Value Option" (issued 2005)

"Financial Guarantee Contracts" (issued 2005)

The latter amendment also includes amendments to

IFRS 4 Insurance Contracts

The April 2005 amendment ("Cash Flow Hedge Accounting of Forecast Intragroup Transactions") to IAS 39, had been early adopted by EADS and therefore already applied for 2005 year end Consolidated Financial Statements.

c) New Interpretations

The following two Interpretations have become effective as of January 1st, 2006:

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (issued 2004)

IFRIC 6 Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment (issued 2005)

The two Interpretations are not relevant or material to the Group's operations.

IFRIC 4 "Determining whether an Arrangement contains a lease" was issued in 2004 and had been early adopted by EADS for annual periods beginning on January 1st, 2005.

Changes in Accounting Policies

IAS 19 Employee Benefits — Before 2006, EADS has recognised actuarial gains and losses by applying the corridor approach. The amendment to IAS 19 introduces the recognition of actuarial gains and losses outside the income statement within retained earnings as a third option ("Equity Option"). It further adds new disclosure requirements. EADS has decided to apply the newly introduced alternative for the recognition of actuarial gains and losses arising from defined benefits plans in equity. Prior periods presented have been adjusted accordingly. The application of this new option also involves the presentation of the actuarial gains and losses in a Consolidated Statement of Recognised Income and Expense ("SORIE") in EADS Consolidated Financial Statements. Transactions with owners in their capacity as such are excluded from the SORIE and are presented in the Notes. (For the effect of the change in accounting policy see Note 21b "Provisions for retirement plans").

IAS 21 The Effects of Changes in the Foreign Exchange Rate — The amendment to IAS 21 results in the recognition of all exchange differences arising from a monetary item that is part of the Group's net investment in a foreign operation in a separate component of equity regardless of the currency in which the monetary item is denominated. This change has had no significant impact on EADS Consolidated Financial Statements.

IAS 39 Financial Instrument: Recognition and Measurement — The IAS 39 amendment regarding the fair value option has restricted the latter's use for financial assets and liabilities. Within EADS, the fair value option has previously only been exercised for designated accumulating Money Market Funds as financial assets through profit or loss which remains in line with the amended Standard. Hence, the amendment did not have an effect on EADS Consolidated Financial Statements.

The IAS 39 amendment regarding financial guarantee contracts amended the scope of IAS 39 to require financial guarantee contracts that are not considered insurance contracts under IFRS 4 to be recognised initially at fair value. Subsequent measurement should equal the higher of the amount determined under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the initial amount recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 "Revenue". This change did not yet affect EADS Consolidated Financial Statements.

The associated amendment to **IFRS 4 Insurance Contracts** did not affect EADS Consolidated Financial Statements.

Cash and Cash Equivalents — For 2006 year-end Consolidated Financial Statements EADS restricted its interpretation of the cash equivalents' definition as provided in IAS 7 "Cash Flow Statements" to better reflect its short term investment strategy. IAS 7 states that "cash equivalents are held for short-term cash commitments [...], must be readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short-term maturity of, say, three months or less from the date of acquisition." EADS now strictly limits its cash equivalents to such investments having a maturity of three months or less from acquisition date. Prior periods have been adjusted accordingly as required under IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". For the effects of the revised accounting policy on EADS Consolidated Balance Sheet and Statement of Cash Flows refer to Note 18 "Securities", Note 27 "Consolidated Statement of Cash Flows" and Note 30c "Fair value of financial instruments".

New or amended IFRS Standards and Interpretations issued but not yet applied

IFRS 7 "Financial Instruments: Disclosures" was issued in 2005 and becomes mandatory for EADS as of January 1st, 2007.

IFRS 8 "Operating Segments" (not yet endorsed) will replace IAS 14 "Segment Reporting" for accounting periods beginning on or after January 1st, 2009.

EADS has decided not to opt for early adoption of these two Standards.

The application of IFRS 7 will lead to additional disclosures regarding the significance of EADS' different financial instruments as well as to the disclosure of sensitivity analyses of market risks arising from those financial instruments.

IFRS 8 requires the presentation of information regarding operating segments and follows a pure management approach. The impact, if any, of its application for the preparation of EADS Consolidated Financial Statements has not yet been finally assessed.

Amendment to IAS 1 "Presentation of Financial Statements" that introduces new qualitative and quantitative disclosure requirements regarding managing capital has been released in August 2005 and becomes mandatory to EADS as of January 1st, 2007.

IFRIC 7 "Applying the Restatement Approach under IAS 29" (issued 2005), **IFRIC 8** "Scope of IFRS 2" (issued 2006), **IFRIC 9** "Reassessment of Embedded Derivatives" (issued 2006) and **IFRIC 10** "Interim Financial Reporting and Impairment" (issued 2006 - not yet endorsed) will become mandatory for EADS for annual periods beginning on January 1st, 2007, and are not expected to have an impact on the Group's accounts.

IFRIC 11 "IFRS 2 - Group and Treasury Share Transactions" (issued 2006, not yet endorsed) and **IFRIC 12** "Service Concession Arrangements" (issued 2006, not yet endorsed) will become mandatory for EADS for annual periods beginning on January 1st, 2008. The impact of their application on EADS Consolidated Financial Statements has not been definitively assessed.

Significant Accounting Policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Consolidation — The Consolidated Financial Statements include the subsidiaries of EADS. Subsidiaries are all entities controlled by the Group, *i.e.* over which it has the power to govern financial and operating policies. An entity is presumed to be controlled by EADS when EADS owns more than 50% of the voting power of the entity which is generally accompanied with a respective shareholding. Potential voting rights currently exercisable or convertible are also considered when assessing control over an entity.

Special purpose entities ("SPEs") are consolidated as any subsidiary, when the relationship between the Group and the SPE indicates that the SPE is in substance controlled by the Group. SPEs are entities which are created to accomplish a narrow and well-defined objective. Subsidiaries are fully consolidated from the date control has been transferred to EADS and de-consolidated from the date control ceases.

Acquisitions of subsidiaries with an agreement date on or before December 31st, 2003 have been accounted for by using the purchase accounting method in accordance with IAS 22 "Business combinations".

Since January 1st, 2004, business combinations are accounted for under the purchase accounting method as required by IFRS 3 "Business combinations"; all identifiable assets acquired, liabilities and contingent liabilities incurred or assumed are recorded at fair value at the date control is transferred to EADS (acquisition date), irrespective of the existence of any minority interest. The cost of a business combination is measured at the fair value of assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised is capitalised as goodwill and tested for impairment in the fourth quarter of each financial year and whenever there is an indication for impairment. After initial recognition goodwill is measured at cost less accumulated impairment losses. For impairment testing goodwill is allocated to those Cash Generating Units ("CGUs") or group of CGUs - within EADS on Business Unit ("BU") level - that are expected to benefit from the synergies arising from the business combination. If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the identifiable assets, liabilities and contingent liabilities is reassessed as well as the measurement of the cost of the combination. Any remaining difference is immediately recognised in the Consolidated Income Statement.

For investments EADS jointly controls ("joint ventures") with one or more other parties ("venturers"), EADS recognises its interest by using the proportionate method of consolidation.

Joint control is contractually established and requires unanimous decisions regarding the financial and operating strategy of an entity.

Investments in which EADS has significant influence ("investments in associates") are accounted for using the equity method and are initially recognised at cost. Significant influence in an entity is presumed to exist when EADS owns 20% to 50% of the entity's voting rights. EADS' share of the recognised income and expenses of investments in associates is included in the Consolidated Financial Statements from the date significant influence has been achieved until the date it ceases to exist.

The effects of intercompany transactions are eliminated.

Acquisitions (disposals) of interest in entities that are controlled by EADS without gaining (ceasing) control, irrespective of whether sole or joint control, are treated as transactions with parties external to the Group in accordance with the Parent Company Approach. Consequently, gains or losses on purchases (disposals) from (to) minority shareholders or other venturers respectively are recorded in goodwill (within the income statement).

Foreign Currency Translation — The Consolidated Financial Statements are presented in Euro, EADS' functional and presentation currency. The assets and liabilities of foreign entities, where the reporting currency is other than Euro, are translated using period-end exchange rates, whilst the statements of income are translated using average exchange rates during the period, approximating the foreign exchange rate at the dates of the transactions. All resulting translation differences are included as a separate component of total equity ("Accumulated other comprehensive income" or "AOCI").

Transactions in foreign currencies are translated into Euro at the foreign exchange rate prevailing at transaction date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the exchange rate in effect at that date. These foreign exchange gains and losses arising from translation are recognised in the Consolidated Income Statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the foreign exchange rate in effect at the date of the transaction.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity occurring after December 31st, 2004 are treated as assets and liabilities of the acquired company and are translated at the closing rate. Regarding transactions prior to that date, goodwill, assets and liabilities acquired are treated as those of the acquirer.

Revenue Recognition — Revenue is recognised to the extent that it is probable that the economic benefit arising from the ordinary activities of the Group will flow to EADS, revenue can be measured reliably and recognition criteria as stated below have been met. Revenue is measured at the fair value of the consideration received or receivable after deducting any discounts, rebates and value added tax. For the preparation of the Consolidated Income Statement intragroup sales are eliminated.

Revenues from the sale of goods are recognised upon the transfer of risks and rewards of ownership to the buyer which is generally on delivery of the goods.

Revenues from services rendered are recognised in proportion to the stage of completion of the transaction at the balance sheet date. For construction contracts, when the outcome can be estimated reliably, revenues are recognised by reference to the stage (percentage) of completion ("PoC") of the contract activity. The stage of completion of a contract may be determined by a variety of ways. Depending on the nature of the contract, revenue is recognised as contractually agreed milestones are reached, as units are delivered or as the work progresses. Whenever the outcome of a construction contract cannot be estimated reliably, revenue is only recognised to the extent of the expenses incurred that are recoverable. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed regularly and in case of probable losses, provisions are recorded.

Sales of aircraft that include asset value guarantee commitments are accounted for as operating leases when these commitments are considered substantial compared to the fair value of the related aircraft. Revenues then comprise lease income from such operating leases.

Interest income is recognised as interest accrues, using the effective interest rate method.

Dividend income is recognised when the right to receive payment is established.

Leasing — The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether (i) the fulfilment of the arrangement is dependent on the use of a specific asset or assets, and (ii) the arrangement conveys a right to use the asset.

The Group is a lessor and a lessee of assets, primarily in connection with commercial aircraft sales financing. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less accumulated depreciation (see Note 13 "Property, plant and equipment"). Rental income from operating leases (*e.g.* aircraft) is recorded as revenue on a straight-line basis over the term of the lease. Assets leased out under finance leases cease to be recognised in the Consolidated Balance Sheet after the inception of the lease. Instead, a finance lease receivable representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value is recorded as long-term financial assets (see Note 14 "Investments in associates accounted for under the equity method, other investments and long-term financial assets"). Unearned finance income is recorded over time in "Interest result". Revenues and the related cost of sales are recognised at the inception of the finance lease.

Assets obtained under finance leases are included in property, plant and equipment at cost less accumulated depreciation and impairment if any (see Note 13 "Property, Plant and Equipment"), unless such assets have been further leased out to customers. In such a case, the respective asset is either qualified as an operating lease or as a finance lease with EADS being the lessor (headlease-sublease-transactions) and is recorded accordingly. For the relating liability from finance leases see Note 22 "Financial liabilities". When EADS is the lessee under an operating lease contract, rental payments are recorded when they fall due (see Note 29 "Commitments and Contingencies" for future operating lease commitments). Such leases often form part of commercial aircraft customer financing transactions with the related sublease being an operating lease (headlease-sublease-transactions).

EADS considers headlease-sublease-transactions which are set up for the predominant purpose of tax advantages and which are secured by bank deposits (defeased deposits) that correspond with the contractual headlease liability to be linked and accounts for such arrangements as one transaction in accordance with SIC 27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease". To reflect the substance of the transaction, the Group consequently offsets (head) finance lease obligations with the matching amount of defeased deposits.

Product-Related Expenses — Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for estimated warranty costs are recorded at the time the related sale is recorded.

Research and Development Expenses — Research and development activities can be (i) contracted or (ii) self-initiated.

i) Costs for contracted research and development activities, carried out in the scope of externally financed research and development contracts, are expensed when the related revenues are recorded.

ii) Costs for self-initiated research and development activities are assessed whether they qualify for recognition as internally generated intangible assets. Apart from complying with the general requirements for and initial measurement of an intangible asset, qualification criteria are met only when technical as well as commercial feasibility can be demonstrated and cost can be measured reliably. It must also be probable that the intangible asset will generate future economic benefits and that it is clearly identifiable and allocable to a specific product.

Further to meeting these criteria, only such costs that relate solely to the development phase of a self-initiated project are capitalised. Any costs that are classified as part of the research phase of a self-initiated project are expensed as incurred. If the research phase cannot be clearly distinguished from the development phase, the respective project related costs are treated as if they were incurred in the research phase only.

Capitalised development costs are generally amortised over the estimated number of units produced if no other procedure reflects the consumption pattern more appropriately, such as for development costs that have been capitalised during the development phase of a new aircraft. These are generally amortised over the estimated useful life of the internally generated intangible asset commencing once type certification has been achieved. Amortisation of capitalised development costs is recognised in cost of sales. Internally generated intangible assets are reviewed for impairment annually when the asset is not yet in use and further on whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income tax credits granted for research and development activities are deducted from corresponding expenses or from capitalised amounts when earned.

Intangible Assets — Intangible assets comprise (i) internally generated intangible assets, *i.e.* internally developed software and other internally generated intangible assets (see above: "Research and Development Expenses"), (ii) acquired intangible assets, and (iii) goodwill (see above: "Consolidation").

Separately acquired intangible assets are initially recognised at cost. Intangible assets acquired in a business combination are recognised at their fair value at acquisition date. Acquired intangible assets are generally amortised over their respective estimated useful lives (3 to 10 years) on a straight-line basis. Intangible assets having an indefinite useful life are not amortised but tested for impairment at the end of each financial year as well as whenever there is an indication that the carrying amount exceeds the recoverable amount of the respective asset (see below "Impairment of non-financial assets"). For such intangible assets the assessment for the indefinite useful life is reviewed annually on whether it remains supportable. A change from indefinite to finite life assessment is accounted for as change in estimate.

Property, Plant and Equipment — Property, plant and equipment is valued at acquisition or manufacturing costs less any accumulated depreciation and any accumulated impairment losses. Such costs include the estimated cost of replacing, servicing and restoring part of such property, plant and equipment. Items of property, plant and equipment are generally depreciated on a straight-line basis. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. Borrowing costs are not capitalised. The following useful lives are assumed: buildings 6 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The useful lives and depreciation methods applying to property, plant and equipment are reviewed periodically and in case they change significantly, depreciation charges for current and future periods are adjusted accordingly. If the carrying amount of an asset exceeds its recoverable amount an impairment loss is recognised immediately in profit or loss. At each reporting date, it is assessed whether there is any indication that an item of property, plant and equipment may be impaired (see also below "Impairment of non-financial assets").

When a major inspection is performed, its cost is recognised in the carrying amount of the plant and/or equipment as a replacement if the recognition criteria are satisfied. The carrying amount of the replaced part is derecognised.

Costs of an item of property, plant and equipment initially recognised comprise the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located at the end of the useful life of the item on a present value basis. A provision presenting the asset retirement obligation is recognised in the same amount at the same date in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets".

Property, plant and equipment also includes capitalised development costs for tangible developments of specialised tooling for production such as jigs and tools, design, construction and testing of prototypes and models. In case recognition criteria are met, these costs are capitalised and generally depreciated using the straight-line method over 5 years or, if more appropriate, using the number of production or similar units expected to be obtained from the tools (sum-of-the-units method). Especially for aircraft production programs such as the Airbus A380 with an estimated number of aircraft to be produced using such tools, the sum-of-the-units method effectively allocates the diminution of value of specialised tools to the units produced.

Investment Property — Investment property is property, *i.e.* land or buildings, held to earn rentals or for capital appreciation or both. The Group accounts for investment property using the cost model. Investment property is initially recognised at cost and subsequently measured at cost less any accumulated depreciation and any accumulated impairment losses. Buildings held as investment property are depreciated on a straight-line basis over their useful lives. The fair value of investment property is reviewed annually by using cash-flow models or by determinations of open market prices.

Inventories — Inventories are measured at the lower of acquisition cost (generally the average cost) or manufacturing cost and net realisable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labour, and production related overheads (based on normal operating capacity and normal consumption of material, labour and other production costs), including depreciation charges. Borrowing costs are not capitalised. Net realisable value is the estimated selling price in the ordinary course of the business less applicable variable selling expenses.

Impairment of Non-Financial Assets — The Group assesses at each reporting date whether there is an indication that a non-financial asset may be impaired. In addition, intangible assets with an indefinite useful life, intangible assets not yet available for use and goodwill are tested for impairment in the fourth quarter of each financial year irrespective of whether there is any indication for impairment. An impairment loss is recognised in the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount of an asset or a Cash Generating Unit (CGU) is the higher of its fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. In such a case the recoverable amount is determined for the CGU the asset belongs to. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU's carrying amount, the related goodwill is impaired accordingly.

The value in use is assessed by the present value of the future cash flows expected to be derived from an asset or a CGU. Cash flows are projected based on a detailed forecast approved by management over a period reflecting the operating cycle of the specific business. The discount rate used for determining an asset's value in use is the pre-tax rate reflecting current market assessment of (i) the time value of money and (ii) the risk specific to the asset for which the future cash flow estimates have not been adjusted.

An asset's fair value less costs to sell reflects the amount an entity could obtain at balance sheet date from the asset's disposal in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If there is no binding sales agreement or active market for the asset its fair value is assessed by the use of appropriate valuation models dependent on the nature of the asset, such as by the use of discounted cash flow models.

Impairment losses recognised for goodwill are not reversed in future periods. For any other non-financial asset an impairment loss recognised in prior periods is reversed through profit or loss up to its recoverable amount provided that there has been a change in estimates used to determine the asset's recoverable amount since the last impairment loss has been recognised. The respective asset's carrying amount is increased to its recoverable amount, taking into account any amortisation or depreciation that would have been chargeable on the asset's carrying amount since the last impairment loss.

Investments and Other Financial Assets — EADS' investments comprise investments in associates accounted for under the equity method, other investments and long-term financial assets as well as current and non current securities and cash equivalents. The Group classifies its financial assets in the following three categories: i) at fair value through profit or loss, ii) loans and receivables and iii) available-for-sale financial assets. Their classification is determined by management when first recognised and depends on the purpose for their acquisition. Financial assets are initially recognised at fair value plus, in the case of an investment not at fair value through profit or loss, directly attributable transaction costs. Financial assets at fair value through profit or loss are initially recognised at fair value, transaction costs are recognised in the Consolidated Income Statement.

Within EADS, all investments in unconsolidated entities are classified as non-current available-for-sale financial assets. They are included in the line **other investments and long-term financial assets** in the Consolidated Balance Sheet.

The majority of the Group's **securities** are debt securities and classified as available-for-sale financial assets.

Financial assets classified as available-for-sale are accounted for at fair value. Unrealised gains and losses on available-for-sale financial assets are recognised directly within AOCI, a separate component of total equity, net of applicable deferred income taxes. As soon as such financial assets are sold or otherwise disposed of, or are determined to be impaired, the cumulative gain or loss previously recognised in equity is recorded as part of "other income (expense) from investments" in the Consolidated Income Statement for the period. Interest earned on the investment is presented as interest income in the Consolidated Income Statement using the effective interest method. Dividends earned on investment are recognised as "Other income (expense) from investments" in the Consolidated Income Statement when the right to the payment has been established.

Financial assets may be designated at initial recognition at fair value through profit or loss if any of the following criteria is met: (i) the financial asset contains one or more embedded derivatives that otherwise had to be accounted for separately; or (ii) the designation eliminated or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the assets or recognising the gains and losses on them on a different basis (sometimes referred to as "natural hedge"); or (iii) the financial assets are part of a group of financial assets that is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Within EADS, investments in accumulating Money Market Funds are designated at "fair value through profit or loss" in accordance with above criterion (iii).

The fair value of quoted investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using generally accepted valuation techniques on the basis of market information available at the reporting date. Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably estimated by alternative valuation methods, such as discounted cash flow model, are measured at cost, less any accumulated impairment losses. All purchases and sales of securities are recognised on settlement date according to market conventions. The settlement date is the date an asset is delivered to or by an entity.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are classified as **trade receivables and other investments and long-term financial assets.**

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. Equity investments classified as available-for-sale are considered for impairment in case of a significant or prolonged decline of their fair value below their cost. Any impairment loss recognised in the Consolidated

Income Statement on equity instruments is not reversed through the Consolidated Income Statement.

Trade Receivables — Trade receivables include claims arising from revenue recognition that are not yet settled by the debtor as well as receivables relating to construction contracts. Trade receivables are initially recognised at fair value and, provided they are not expected to be realised within one year, are subsequently measured at amortised cost using the effective interest method less any allowance for impairment. Gains and losses are recognised in the Consolidated Income Statement when the receivables are derecognised or impaired as well as through the amortisation process. If it is probable that the Group is not able to collect all amounts due according to the original terms of receivables, an impairment charge has to be recognised. The amount of the impairment loss is equal to the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate, *i.e.* the rate that exactly discounts the expected stream of future cash payments through maturity or the next market-based repricing date to the current net carrying amount of the financial asset. The carrying amount of the trade receivable is reduced through use of an allowance account. The loss is recognised in the Consolidated Income Statement. If, in a subsequent period, the amount of impairment decreases and the decrease is objectively related to an event occurring after the impairment was recognised, the recognised impairment loss is reversed through profit or loss.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash on hand, cash in bank, checks, fixed deposits and securities having maturities of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Non-current Assets held for sale — Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use. Liabilities directly associated with non-current assets held for sale in a disposal group are presented separately on the face of the Consolidated Balance Sheet.

Derivative Financial Instruments — Within EADS derivative financial instruments are (a) used for hedging purposes in micro-hedging strategies to offset the Group's exposure to identifiable transactions and are (b) a component of hybrid financial instruments that include both the derivative and host contract ("Embedded Derivatives").

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", derivative financial instruments are recognised and subsequently measured at fair value. The method of recognising resulting gains or losses depends on whether the derivative financial instrument has been designated as hedging instrument, and if so, on the nature of the item being hedged. While derivative financial instruments with positive fair values are recorded in current and non-current "other assets", such derivative financial instruments with negative fair values are recorded as current and non-current "Provisions for financial instruments".

a) Hedging: The Group seeks to apply hedge accounting to all its hedging activities. Hedge accounting recognises symmetrically the offsetting effects on net profit or loss of changes in the fair values of the hedging instrument and the related hedged item. The conditions for such a hedging relationship to qualify for hedge accounting include: The hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, the effectiveness of the hedge can be reliably measured and there is formal designation and documentation of the hedging relationships and EADS' risk management objective and strategy for undertaking the hedge at the inception of the hedge. The Group further documents prospectively at the inception of the hedge as well as at each closing retrospectively and prospectively its assessment of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items with regard to the hedged risk.

Depending on the nature of the item being hedged, EADS classifies hedging relationships that qualify for hedge accounting as either (i) hedges of the fair value of recognised assets or liabilities ("Fair Value Hedges"), (ii) hedges of the variability of cash flows attributable to recognised assets or liabilities, highly probable forecast transactions or unrecognised firm commitments ("Cash Flow Hedges") or
(iii) hedges of a net investment in a foreign entity.

i) **Fair Value Hedge**: Fair value hedge accounting is mainly applied to certain interest rate swaps hedging the exposure to changes in the fair value of recognised assets and liabilities. For derivative financial instruments designated as fair value hedges, changes in fair value of both the hedging instrument and the hedged asset or liability attributable to the hedged risk are simultaneously recognised in the Consolidated Income Statement.

ii) **Cash Flow Hedge**: The Group applies cash flow hedge accounting generally to foreign currency derivative contracts on future sales as well as to certain interest rate swaps hedging the variability of cash flows attributable to recognised assets and liabilities. Changes in fair value of the hedging instruments related to the effective part of the hedge are reported in AOCI, a separate component of total equity, net of applicable income taxes and recognised in the

Consolidated Income Statement in conjunction with the result of the underlying hedged transaction, when realised. The ineffective portion is immediately recorded in "Profit for the period". Amounts accumulated in equity are recognised in profit or loss in the periods when the hedged transaction affects the income statement, such as when the forecast sale occurs or when the finance income or finance expense is recognised in the income statement. If hedged transactions are cancelled, gains and losses on the hedging instrument that were previously recorded in equity are generally recognised in "Profit for the period".

iii) **Net investment Hedge**: Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in AOCI; the gain or loss relating to the ineffective portion is recognised immediately in the Consolidated Income Statement. Gains and losses accumulated in AOCI are included in the Consolidated Income Statement when the foreign entity is disposed of.

In case certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39 "Financial Instruments: Recognition and Measurement", changes in fair value of such derivative financial instruments are recognised immediately in "Profit for the period".

b) Embedded derivatives: Derivative components embedded in a non-derivative-host contract are separately recognised and measured at fair value if they meet the definition of a derivative and their economic risks and characteristics are not clearly and closely related to those of the host contract. Changes in the fair value of the derivative component of these instruments are recorded in "Other financial result".

See Note 30 "Information about financial instruments" for a description of the Group's financial risk management strategies, the fair values of the Group's derivative financial instruments as well as the methods used to determine such fair values.

Income Taxes — Tax expense (tax income) is the aggregate amount included in the determination of net profit or loss for the period in respect of (i) Current tax and (ii) Deferred tax.

i) Current tax is the amount of income taxes payable or recoverable in a period. Current income taxes are calculated applying respective tax rates on the periodic taxable profit or tax loss that is determined in accordance with rules established by the competent taxation authorities. Current tax liabilities are recognised for current tax to the extent unpaid for current and prior periods. A current tax asset is recognised in case the tax amount paid exceeds the amount due to current and prior periods. The benefit of a tax loss that can be carried back to recover current tax of a previous period is recognised as an asset provided that the related benefit is probable and can be measured reliably.

ii) Deferred tax assets and liabilities reflect lower or higher future tax consequences that result from temporary valuation differences on certain assets and liabilities between their financial statements' carrying amounts and their respective tax bases, as well as from net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period the new rates are enacted or substantially enacted. As deferred tax assets anticipate potential future tax benefits, they are recorded in the Consolidated Financial Statements of EADS only to the extent that it is probable that future taxable profits will be available against which deferred tax assets will be utilised. The carrying amount of deferred tax assets is reviewed at each financial year end.

Provisions — Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation's amount can be made.

When the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the Group's present obligation. As discount factor, a pre-tax rate is used that reflects current market assessments of the time value of money and the risks specific to the obligation. The provision's increase in each period reflecting the passage of time is recognised as finance cost.

Provisions are reviewed at each closing and adjusted as appropriate to reflect the respective current best estimate. The change in the measurement of a provision for an asset retirement obligation (see above "Property, Plant and Equipment") is added or deducted from the cost of the respective asset that has to be dismantled and removed at the end of its useful life and the site on which it is located restored.

Provisions for **financial guarantees** corresponding to aircraft sales are recorded to reflect the underlying risk to the Group in respect of guarantees given when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimates can be made of the amount of the obligation. The amount of these provisions is calculated to cover the difference between the Group's exposure and the estimated value of the collateral.

Outstanding costs are provided for at the best estimate of future cash outflows. Provision for **other risks and charges** relate to identifiable risks representing amounts expected to be realised.

Provisions for **contract losses** are recorded when it becomes probable that estimated contract costs based on a total cost approach will exceed total contract revenues. Contractual penalties are included in the contractual margin calculation. Provisions for loss making contracts are recorded as write-downs of work-in-process for that portion of the work which has already been completed, and as provisions for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

Provisions for i) **constructive obligations** and liquidated damages caused by delays in delivery and for ii) **terminating** existing customer orders are based on best estimates of future cash outflows for anticipated payments to customers. Provisions for **litigation and claims** are set in case legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group which are a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required for the settlement and a reliable estimate of the obligation's amount can be made.

Restructuring provisions are recognised when a detailed formal plan for the restructuring has been developed and the plan's main features have already been announced to those affected by it.

Employee Benefits — The valuation of **pension and post-retirement benefits** classified as defined benefit plans is based upon the projected unit credit method in accordance with IAS 19 "Employee Benefits".

EADS now recognises actuarial gains and losses in accordance with the equity approach of IAS 19.93A that has been newly introduced with the 2004 amendment of IAS 19. Consequently, the Group recognises periodical actuarial gains and losses in full for all its defined benefit plans immediately in retained earnings and presents them in its SORIE.

Past Service Costs are recognised as an expense in EADS Consolidated Income Statements on a straight-line basis over the average period until the benefits become vested. Past service costs relating to benefits already vested are expensed immediately.

When sufficient information is available to apply defined benefit accounting in conjunction with a defined benefit multi-employer plan, the Group proportionally accounts for the plan according to its share in the related defined benefit plan.

Contributions to defined contribution plans are recognised as expenses in profit or loss when they are due.

Several German Group companies provide life time working account models, being employee benefit plans with a promised return on contributions or notional contributions that qualify as **other long-term employee benefits** under IAS 19. The employees' periodical contributions into their life time working accounts lead to according personnel expense in that period in the income statement but to no recognition of plan assets or provision in the balance sheet.

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Stock options are accounted for in accordance with IFRS 2 "Share-based Payment" and qualify as **equity settled share-based payments**. Associated services received are measured at fair value and are calculated by multiplying the number of options expected to vest with the fair value of one option as of grant date. The fair value of the option is determined by applying the Black Scholes Option Pricing Model.

The fair value of the services is recognised as personnel expense and a corresponding increase in consolidated retained earnings over the vesting period of the respective plan.

Part of the grant is conditional upon the achievement of non-market performance objectives and will only vest provided that the performance conditions are met. If it becomes obvious during the vesting period that some of the performance objectives will not be met and, hence, the number of equity instruments expected to vest differs from that originally expected, the expense is adjusted accordingly.

EADS offers to its employees to buy under the employee stock ownership plan (ESOP) EADS shares at a certain discount. The difference between the exercise price and the corresponding share price is recognised as personnel expense in EADS Consolidated Income Statements at grant date.

Emission Rights and Provisions for in-excess-emission — Under the EU Emission Allowance Trading Scheme (EATS) national authorities have issued on January 1st, 2005 permits (emission rights), free of charge, that entitle participating companies to emit a certain amount of greenhouse gas over the compliance period.

The participating companies are permitted to trade those emission rights. To avoid a penalty a participant is required to deliver emission rights at the end of the compliance period equal to its emission incurred.

EADS recognises a provision for emission in case it has caused emissions in excess of emission rights granted. The provision is measured at the fair value (market price) of emission rights necessary to compensate for that shortfall at each balance sheet date.

In absence of any specific authoritative guidance under IFRS, emission rights held by EADS are generally accounted for as intangible assets, whereby

i) Emission rights allocated for free by national authorities are accounted for as a non-monetary government grant at its nominal value of nil.

ii) Emission rights purchased from other participants are accounted for at cost or the lower recoverable amount; if they are dedicated to offset a provision for in excess emission, they are deemed to be a reimbursement right and are accounted for at fair value.

Trade Liabilities — Trade liabilities are initially recorded at fair value. Trade liabilities having a maturity of more than twelve months are subsequently measured at amortised cost using the effective interest method.

Financial Liabilities — Financial liabilities are recorded initially at the fair value of the proceeds received, net of transaction costs incurred. Subsequently, financial liabilities are measured at amortised cost using the effective interest-method with any difference between proceeds (net of transaction costs) and redemption amount being recognised in "Other financial result" over the period of the financial liability.

Liability for Puttable Instruments — Since January 1st, 2005, EADS applies revised IAS 32 "Financial Instruments: Disclosure and Presentation". Amongst others, revised IAS 32 provides modified guidance whether a share in an entity should be classified as equity or as financial liability. Accordingly, under certain circumstances, an entity shall record a financial liability rather than an equity instrument for the exercise price of a written put option on the entity's equity.

Refundable Advances — Refundable advances from European Governments are provided to the Group to finance research and development activities for certain projects on a risk-sharing basis, *i.e.* they have to be repaid to the European Governments according to the success of the project. Because of their risk-sharing basis, such refundable advances are recorded as "Other Liabilities".

Litigation and Claims — Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. EADS believes that it has made adequate provisions to cover current or contemplated litigation risks. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have an effect on the Group's profit for the period for the particular reporting period in which an adjustment of the estimated reserve would be recorded, the Group believes that any such potential adjustment should not materially affect its Consolidated Financial Statements. For further details please refer to Note 28 "Litigation and claims".

3. Scope of consolidation

Perimeter of consolidation (December 31st, 2006) - The Consolidated Financial Statements include, in addition to EADS N.V.:

- 212 (2005: 228) companies which are fully consolidated;
- 31 (2005: 21) companies which are proportionately consolidated;
- 26 (2005: 21) companies which are investments in associates and are accounted for using the equity method.

Significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

4. Acquisitions and disposals

a) Acquisitions

EADS acquired on August 3rd, 2006 40% of the shares of the Atlas Elektronik group, specialised in equipment and systems for naval forces, which is consolidated proportionally. The difference between the purchase price and the acquired net assets (not finally determined) led to the recognition of a goodwill of 41 M €.

On October 13th, 2006, EADS acquired BAE Systems' 20% minority share in Airbus after BAE Systems had exercised the put option it held on its Airbus stake in June 2006. Before the transaction, EADS was already controlling Airbus and consequently fully consolidated this subsidiary.

In 2005, the Group acquired Nokia's Professional Mobile Radio- PMR activities (EADS Secure Networks Oy) from Nokia.

Apart from those mentioned, other acquisitions by the Group were not significant.

b) Disposals

On February 28th, 2006, 81% of LFK GmbH and TDW GmbH, which had been fully consolidated by EADS, were sold to the European Missile Group MBDA. MBDA is jointly owned by BAE Systems (37.5%), EADS (37.5%) and Finmeccanica (25%). In EADS consolidated financial statements, MBDA Group is proportionately consolidated with 50%.

In 2005 EADS sold its 50% participation in TDA - Armements S.A.S to Thales. Furthermore, EADS sold its Enterprise Telephony Business, which comprises its civil telecommunication activities to Aastra Technologies Limited, Concord / Canada.

Apart from those mentioned, other disposals by the Group were not significant.

c) Subsequent changes in value of assets and liabilities acquired and cost of acquisition

For details regarding BAE Systems' exercise of its put option please refer to Note 23 "Liability for puttable instruments".

In the current year, a tax audit of DASA for the years 1994 until 1999 was finalised. According to the EADS shareholders agreement, the related tax expense was reimbursed by DaimlerChrysler AG. Thus deferred tax assets and goodwill have been adjusted as of December 31st, 2006 in Defence & Security by 52 M € and in Headquarters by 12 M €.

Notes to the Consolidated Statements of Income (IFRS)

5. Segment Reporting

The Group operates in five divisions (segments) which reflect the internal organisational and management structure according to the nature of the products and services provided.

- **Airbus** — Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use.
- **Military Transport Aircraft** — Development, manufacturing, marketing and sale of military transport aircraft and special mission aircraft.
- **Eurocopter** — Development, manufacturing, marketing and sale of civil and military helicopters and maintenance services.
- **Defence & Security** — Development, manufacturing, marketing and sale of missiles systems; military combat and training aircraft; provision of defence electronics, defence-related telecommunications solutions; and logistics, training, testing, engineering and other related services.
- **Astrium** — Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of space services.

The following tables present information with respect to the Group's business segments. Consolidation effects, the holding function of EADS Headquarters and other activities not allocable to the divisions are disclosed in the column "HQ / Conso.". "Other Businesses" comprises the development, manufacturing, marketing and sale of regional turboprop aircraft and light commercial aircraft, aircraft components as well as civil and military aircraft conversion and maintenance services.

a) Business Segment Information for the year ended December 31st, 2006

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence & Security	Astrium	Other Businesses	HQ/Conso.	Consolidated
Total revenues	25,190	2,200	3,803	5,864	3,212	1,257	30	41,556
Internal revenues	(820)	(226)	(155)	(557)	(10)	(336)	(18)	(2,122)
Revenues	**24,370**	**1,974**	**3,648**	**5,307**	**3,202**	**921**	**12**	**39,434**
Income from associates	0	0	0	17	5	0	130	152
EBIT pre-goodwill impairment and exceptionals (see definition in Note 5c)	(572)	75	257	348	130	(288)	449	399
thereof impairment charge for intangible assets and property, plant and equipment	(148)[4]	0	0	0	0	(45)[2]	0	(193)
thereof additions to other provisions (see Note 21d)	(2,479)	(2)	(267)	(549)	(83)	(178)	227	(3,331)
Exceptionals								(121)
Total finance costs								(244)
Income tax benefit								81
Profit for the period								115
Attributable to:								
Equity holders of the parent (Net income)								99
Minority interest								16
Other information								
Identifiable segment assets (incl. goodwill)[1]	33,958	1,716	4,595	9,679	5,498	1,178	2,475	59,099
thereof goodwill	*6,374*	*12*	*111*	*2,476*	*575*	*0*	*17*	*9,565*
Investments in associates	0	0	2	88	10	10	1,985	2,095
Segment liabilities[3]	24,096	1,515	3,847	10,398	4,563	1,095	91	45,605
thereof provisions (see Note 21)	*6,272*	*13*	*1,070*	*3,224*	*936*	*300*	*879*	*12,694*
Capital expenditures (incl. leased assets)	1,750	121	110	214	462	68	130	2,855
Depreciation, amortisation	1,140	30	74	131	126	88	102	1,691
Research and development expenses	2,035	13	78	195	71	6	60	2,458

(1) Segment assets exclude current and deferred tax assets as well as cash and cash equivalents and securities.
(2) Impairment charges relate to Sogerma.
(3) Segment liabilities exclude current and deferred tax liabilities and interest bearing liabilities.
(4) Impairment charge relates mainly to the A380 program.

The "EBIT pre-goodwill impairment and exceptionals" includes on HQ/Conso. level the elimination of an addition to the provision for loss making contracts (352 M €) recognised in the Airbus division in order to account for the positive margin of the A 400M contract on EADS group level. Due to the cost increase of the contract, a negative catch-up in the amount of (66) M € had to be recognised on group level to adjust previously accounted for EBIT for the years 2003 to 2006.

b) Business Segment Information for the year ended December 31st, 2005

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence & Security	Astrium	Other Businesses	HQ/Conso.	Consolidated
Total revenues	22,179	763	3,211	5,636	2,698	1,155	33	35,675
Internal revenues	(238)	(234)	(134)	(509)	(10)	(329)	(15)	(1,469)
Revenues	**21,941**	**529**	**3,077**	**5,127**	**2,688**	**826**	**18**	**34,206**
Income from associates	0	0	0	4	0	0	206	210
EBIT pre-goodwill impairment and exceptionals (see definition below)	2,307	48	212	201	58	(171)	197	2,852
Exceptionals								(140)
Total finance costs								(177)
Income tax charge								(825)
Profit for the period								1,710
Attributable to: Equity holders of the parent (Net income)								1,676
Minority interest								34
Other information								
Identifiable segment assets (incl. goodwill)[1]	33,226	1,642	4,076	9,287	4,911	1,320	2,543	57,005
thereof goodwill	*6,987*	*12*	*111*	*2,469*	*559*	*0*	*29*	*10,167*
Investments in associates	0	0	0	31	0	10	1,867	1,908
Segment liabilities[2][3]	20,553	1,581	3,209	10,218	4,512	989	4,094	45,156
thereof provisions and employee benefit liabilities[3]	*4,205*	*14*	*927*	*3,031*	*1,006*	*247*	*1,294*	*10,724*
Capital expenditures (incl. leased assets)	1,364	93	79	205	467	64	86	2,858
Depreciation, amortisation	1,131	41	68	146	117	55	95	1,653
Research and development expenses	1,659	18	70	207	58	6	57	2,075

(1) Segment assets exclude current and deferred tax assets as well as cash and cash equivalents and securities.
(2) Segment liabilities exclude current and deferred tax liabilities and interest bearing liabilities.
(3) For the retrospective application in the amount of 1,118 M € due to the revised IAS 19 "Employee Benefits" please refer to Note 2 "Changes in accounting policies".

As a rule, inter-segment transfers are carried out on an arm's length basis. Inter-segment sales predominantly take place between Eurocopter, Defence & Security and Airbus; as the Eurocopter and Defence & Security divisions act as suppliers for Airbus aircraft. Moreover, Airbus acts as a main supplier for the A400M program which is led by the Military Transport Aircraft division.

Capital expenditures represent the additions to property, plant and equipment and to intangible assets (excluding additions to goodwill of 64 M € in 2006 and 168 M € in 2005; for further details see Note 5e) "Capital expenditures").

c) EBIT pre-goodwill impairment and exceptionals

EADS uses EBIT pre-goodwill impairment and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon. EBIT pre-goodwill impairment and exceptionals is treated by management as a key indicator to measure the segments' economic performances.

(in €m)	2006	2005	2004
Profit before finance costs and income tax	**278**	**2,712**	**2,215**
Subsequent adjustment of goodwill (see Note 4 c.)	64	0	0
Exceptional depreciation (fixed assets)	57	136	212
Exceptional depreciation (others)	0	4	5
EBIT pre-goodwill impairment and exceptionals	**399**	**2,852**	**2,432**

d) Revenues by destination

(in €m)	2006	2005	2004
France	4,271	3,511	3,326
Germany	4,126	3,235	4,322
United Kingdom	2,953	2,682	2,653
Spain	1,361	1,017	1,253
Other European Countries	4,465	3,126	2,974
North America	9,425	9,026	8,715
Asia/Pacific	7,857	7,734	4,938
Middle East	3,334	1,860	2,286
Latin America	1,213	645	505
Other Countries	429	1,370	789
Consolidated	**39,434**	**34,206**	**31,761**

Revenues are allocated to geographical areas based on the location of the customer.

e) Capital expenditures

(in €m)	2006	2005
France	968	946
Germany	789	962
United Kingdom	715	707
Spain	187	150
Other Countries	49	53
Capital expenditures excluding leased assets	**2,708**	**2,818**
Leased assets	**147**	**40**
Capital expenditures	**2,855**	**2,858**

f) Property, plant and equipment by geographical area

(in €m)	2006	2005
Germany	3,909	3,852
France	3,548	3,140
United Kingdom	3,177	2,682
Spain	937	901
Other Countries	615	857
Property, plant and equipment by geographical area	**12,186**	**11,432**

Property, plant and equipment split by geographical area excludes leased assets (2006: 1,992 M € and 2005: 2,385 M €).

6. Revenues

Revenues in 2006 reached 39,434 M € compared to 34,206 M € in 2005 and 31,761 M € in 2004. Revenues in 2006 increased in comparison to 2005 in all divisions. Despite less favourable hedges compared to 2005, revenues increased mainly at Airbus, Military Transport Aircraft, Eurocopter and Astrium.

Revenues are mainly comprised of sales of goods and services, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion method, contracted research and development and customer financing revenues. For a breakdown of revenues by business segment and geographical region, refer to Note 5 "Segment Reporting".

Detail of **Revenues**:

(in €m)	2006	2005	2004
Total revenues	39,434	34,206	31,761
Thereof revenues from the delivery of goods & services	31,487	28,649	26,208
Thereof revenues from construction contracts	7,001	4,706	4,816

The revenues from construction contracts increase in 2006 mainly in the Military Transport Aircraft division resulting from the A400M as well as in Defence & Security, Eurocopter and Astrium.

7. Functional costs

Included in cost of sales and other functional costs are **Cost of materials** (including changes in inventories) of 26,267 M € (2005: 20,800 M €; 2004: 19,734 M €).

Cost of sales include the amortisation expenses of fair value adjustments of fixed assets and inventories in the amount of 57 M € (2005: 136 M €; 2004: 217 M €); these are relating to the EADS merger, the Airbus Combination and the formation of MBDA.

Personnel expenses are:

(in €m)	2006	2005	2004
Wages, salaries and social contributions	8,397	8,108	7,617
Net periodic pension cost (see Note 21 b)	334	377	327
Total	**8,731**	**8,485**	**7,944**

The decrease in the EADS **gross margin** from 6,676 M € to 4,712 M € reflects among others charges for A380 / A350 programs.

8. Other income

(in €m)	2006	2005	2004
Other income	297	222	314
Thereof rental income	47	48	42
Thereof income from sales of fixed assets	23	39	20
Thereof release of allowances	3	9	34

Other income in 2006 includes the gain from the sale of LFK GmbH and TDW GmbH in the amount of 111 M €, whereas in 2004 the release of the provision for the VT 1 claim in the amount of 106 M € was included.

9. Share of profit from associates accounted for under the equity method and other income (expense) from investments

(in €m)	2006	2005	2004
Share of profit from associates	152	210	88
Other income (expense) from investments	37	15	(4)
Total	**189**	**225**	**84**

The **share of profit from associates accounted for under the equity method** in 2006 is mainly derived from the result of the equity investment in Dassault Aviation of 130 M € (2005: 205 M €; 2004: 78 M €). The Dassault Aviation Group reported in 2006 a net income of 281 M € of which EADS recognised an amount of 130 M € according to its share of 46.3%. In 2005 the equity investment income from Dassault Aviation also included a positive catch up of 64 M € relating to prior year financial performance in accordance with IFRS.

In 2006, other income from investments includes the capital gain of 17 M € from the sale of the 13% stake in Diehl BGT Defence GmbH & Co. KG.

10. Total finance costs

Interest result in 2006 comprises interest income of 454 M € (2005: 423 M €; 2004: 302 M €) and interest expense of (575) M € (2005: (578) M €; 2004: (577) M €). Included in interest income is the return on cash and cash equivalents, securities and financial assets such as loans and finance leases. The previous years' interest income and interest expense have been netted by 53 M € in 2005 and 50 M € in 2004 to be comparable with the current presentation for interest rate swaps. Interest expense includes interest on European Government refundable advances of 266 M € (2005: 236 M €; 2004: 245 M €) and on financial liabilities.

Other financial result in 2006 includes among others negative exchange effects of Airbus (136) M € (positive impact in 2005: 147 M €) which was only partly compensated by a positive impact from the fair value measurement of embedded derivatives not used in hedging relationships in the amount of 46 M € (2005: (108) M €; 2004: (10) M €).

11. Income taxes

The benefit from (expense for) income taxes is comprised of the following:

(in €m)	2006	2005	2004
Current tax expense	(112)	(439)	(127)
Deferred tax benefit / (expense)	193	(386)	(537)
Total	**81**	**(825)**	**(664)**

The Group's parent company, EADS N.V., legally seated in Amsterdam, The Netherlands, applies Dutch tax law using an income tax rate of 29.6% for December 31st, 2006 (for 2005: 31.5% and for 2004: 34.5%). In 2006, a new tax law was enacted reducing the income tax rates from 2007 onwards to 25.5%. Accordingly, deferred tax assets and liabilities for the Group's Dutch entities were calculated using the respective enacted rates. All foreign subsidiaries however apply their national tax rates, among others Great Britain 30%.

In France, the corporate tax rate in effect for 2004 was 33 1/3% plus surcharges of 3% ("contribution additionelle") and 3.3% ("contribution sociale"). In 2004, the French Finance Law (FFL) for 2005 was enacted resulting in a reduction of the "contribution additionelle" to 1.5% in 2005 and nil for 2006 onwards. Accordingly, the applied tax rate for 2006 in France is 34.43% (2005: 34.93%; in 2004: 35.43%). Deferred tax assets and liabilities for the Group's French subsidiaries were calculated at December 31st, 2006 and 2005 using the enacted tax rate of 34.43% for temporary differences.

For the Group's German subsidiaries, income taxes are calculated using a federal corporate tax rate of 25.0% for December 31st, 2006, plus (i) an annual solidarity surcharge of 5.5% on the amount of federal corporate taxes payable and (ii) the after federal tax benefit rate for trade tax of 12.125% for 2006. In aggregate, the tax rate applied to German income taxes amounts to 38.5% in 2006, 2005 and 2004.

With respect to the Spanish subsidiaries, the Spanish government enacted on November 28th, 2006 a change in the corporate income tax rate for the years 2007 and 2008. As of January 1st, 2007 the corporate income tax rate in Spain will decrease from 35% to 32.5% and from 2008 onwards to 30%.

Accordingly, deferred tax assets and liabilities of the Group's Spanish entities were calculated using the enacted tax rate of 32.5% for temporary differences that reverse in 2007 and 30.0% for temporary differences with a reversal scheduled in 2008 or later.

The following table shows a reconciliation from the theoretical income tax expense – using the Dutch corporate tax rate of 29.6% as at December 31st, 2006, 31.5% at December 31st, 2005 and 34.5% at December 31st, 2004 – to the reported tax expense. The reconciling items represent, besides the impact of tax rate differentials and changes, non-taxable benefits or non-deductible expenses arising from permanent differences between the local tax base and the reported financial statements according to IFRS rules.

(in €m)	2006	2005	2004
Profit before income taxes	34	2,535	1,885
* Corporate income tax rate	29.6%	31.5%	34.5 %
Expected (expense) for income taxes	(10)	(799)	(650)
Change in valuation allowances	(198)	(14)	(11)
Change of tax rate	85	(1)	(21)
Effects from tax rate differentials	65	(54)	(15)
Income from investments	103	62	26
Tax credit for R&D expenses	34	35	80
Other	2	(54)	(73)
Reported tax income (expense)	**81**	**(825)**	**(664)**

The change in valuation allowances reflects the updated assessment regarding the recoverability of the deferred tax assets for a tax paying entity in the foreseeable future. In 2006, valuation allowances have increased for Airbus while some were partly released in Astrium.

Deferred income taxes are the result of temporary differences between the carrying amounts of certain assets and liabilities in the financial statements and their tax bases. Future tax impacts from net operating losses and tax credit carry forwards are also considered in the deferred income tax calculation.

Deferred income taxes are related to the following assets and liabilities:

(in €m)	Deferred tax assets		Deferred tax liabilities		Net, December 31,	
	2006	2005	2006	2005	2006	2005
Intangible assets	14	14	(209)	(157)	(195)	(143)
Property, plant and equipment	106	114	(1,224)	(1,270)	(1,118)	(1,156)
Investments and long-term financial assets	51	56	(97)	(234)	(46)	(178)
Inventories	669	470	(227)	(445)	442	25
Receivables and other assets	87	54	(2,445)	(1,733)	(2,358)	(1,679)
Prepaid expenses	1	2	(23)	(30)	(22)	(28)
Provision for retirement plans[1]	1,043	1,101	0	0	1,043	1,101
Other provisions	944	974	(71)	(70)	873	904
Liabilities	782	977	(508)	(288)	274	689
Deferred income	529	504	(24)	(24)	505	480
Net operating loss and tax credit carry forwards	1,425	1,122	0	0	1,425	1,122
Deferred tax assets / (liabilities) before netting[1]	**5,651**	**5,388**	**(4,828)**	**(4,251)**	**823**	**1,137**
Valuation allowances on deferred tax assets	(664)	(533)	0	0	(664)	(533)
Set-off	(2,363)	(1,875)	2,363	1,875	0	0
Net Deferred tax assets / (liabilities)[1]	**2,624**	**2,980**	**(2,465)**	**(2,376)**	**159**	**604**
Thereof less than one year	416	864	(616)	(432)	(200)	432
Thereof more than one year[1]	2,208	2,116	(1,849)	(1,944)	359	172

(1) In the course of the retrospective application of the revised IAS 19 "Employee Benefits" (see Note 2 "Summary of significant accounting policies") deferred tax assets of the prior year have been adjusted in the amount of 423 M €.
In 2006 no deferred tax asset has been recognised for the Airbus part with regard to the BAE Systems UK pension plans.

The amount of the Group's deferred tax assets' allowances is based upon management's estimate of the level of deferred tax assets that will be realised in the foreseeable future. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realisable may change, and hence the write-down of deferred tax assets may increase or decrease. Companies in deficit situations in two or more subsequent years recorded a total deferred tax asset balance of 102 M € (in 2005: 83 M €). Assessments show that these deferred tax assets will be recovered in future through either (i) own projected profits, or (ii) profits of other companies integrated in the same fiscal group ("regime integration fiscal" in France, "steuerliche Organschaft" in Germany) or (iii) via the "loss surrender-agreement" in Great Britain.

Deferred taxes on Net Operating Losses and Tax Credit carry forwards:

(in €m)	France	Germany	Spain	UK	Other countries	December 31, 2006	December 31, 2005
Net Operating Losses (NOL)	1,160	920	4	1,292	138	3,514	2,780
Trade tax loss carry forwards	-	880	-	-	-	880	612
Tax credit carry forwards	-	-	249	-	-	249	217
Tax effect	**399**	**350**	**250**	**388**	**38**	**1,425**	**1,122**
Valuation allowances	(46)	(128)	-	(333)	(6)	(513)	(307)
Deferred tax assets on NOL's and tax credit carry forwards	**353**	**222**	**250**	**55**	**32**	**912**	**815**

NOLs, capital losses and trade tax loss carry forwards are indefinitely usable in France, Germany and in Great Britain. In Spain, NOLs and tax credit carry forwards expire after 15 years. The first tranche of tax credit carry forwards (2 M €) will expire in 2014.

Roll forward of deferred taxes:

(in €m)	2006	2005
Net deferred tax asset / (liability) beginning of the year	**604**	**(1,586)**
Retrospective change in accounting policy regarding IAS 19 (for further details please see in Note 2 "Changes in accounting policies")	-	252
Restated net deferred tax asset / (liability) beginning of the year	604	(1,334)
Deferred tax income (expense) in income statement	193	(386)
Deferred tax recognised directly in AOCI (IAS 39)	(638)	2,032
Variation of Defined benefit plan actuarial losses	(68)	171
Change in accounting estimate regarding IAS 19 BAES pension plan (MBDA UK)	44	-
Others	24	121
Net deferred tax asset at year end	**159**	**604**

The deferred tax recognised directly in equity is as follows:

(in €m)	2006	2005
Available-for-sale investments	(6)	(3)
Cash flow hedges	(1,705)	(1,070)
Defined benefit plan actuarial losses[1][2]	399	423
Total	**(1,312)**	**(650)**

(1) For the retrospective application of the revised IAS 19 "Employee Benefits" please refer to "Changes in accounting policies" in Note 2 "Summary of significant accounting policies" and to Note 21 b) "Provisions for retirement plans".

(2) Regarding the "Pension UK" please refer to Note 21 b) "Provisions for retirement plans".

Notes to the Consolidated Balance Sheets (IFRS)

12. Intangible assets

A schedule detailing gross values, accumulated depreciation and net values of intangible assets as of December 31st, 2006 is as follows:

Cost

(in €m)	Balance at January 1, 2006	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at December 31, 2006
Goodwill	11,306	2	64	15	0	(677)[1]	10,710
Capitalised development costs	466	3	411	0	5	0	885
Other intangible assets	1,023	0	161	23	(8)	(59)	1,140
Total	**12,795**	**5**	**636**	**38**	**(3)**	**(736)**	**12,735**

Amortisation/Impairment

(in €m)	Balance at January 1, 2006	Exchange differences	Amortisation charge	Changes in consolidation scope	Reclassification	Disposals	Balance at December 31, 2006
Goodwill	(1,139)	0	0	(6)	0	0	(1,145)
Capitalised development costs	(4)	0	(7)	0	(1)	0	(12)
Other intangible assets	(600)	0	(196)	10	8	55	(723)
Total	**(1,743)**	**0**	**(203)**	**4**	**7**	**55**	**(1,880)**

Net book value

(in €m)	Balance at January 1, 2006	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at December 31, 2006
Goodwill	10,167	2	64	9	0	(677)[1]	9,565
Capitalised development costs	462	3	404	0	4	0	873
Other intangible assets	423	0	(35)	33	0	(4)	417
Total	**11,052**	**5**	**433**	**42**	**4**	**(681)**	**10,855**

(1) Subsequent adjustment of cost of Airbus business combination in the amount of (613) M € and finalisation of tax audit of (64) M € (see below for further details).

Additions to goodwill in 2006 mainly concern the acquisition of 40% of the shares of the Atlas Elektronik group. The difference between the purchase price and the preliminary estimated value of the acquired net assets led to the recognition of a goodwill of 41 M €.

On June 7th, 2006 BAE Systems exercised a put option to sell its 20% stake in Airbus at a fair value of 2,750 M € to EADS (accounted at December 31st, 2005 with 3,500 M €).
The transaction became effective as of October 13th, 2006. In accordance with the Airbus shareholders' agreement, an

independent investment bank has determined the purchase price. Compared to 2005's contingent consideration of the Airbus business combination, the acquisition cost of the 20% stake in Airbus was reduced, leading to a decrease in goodwill by 613 M € after taking into consideration a dividend payment to BAE Systems of 129 M € in 2006 and transaction costs.

In the current year, a tax audit of DASA for the years 1994 until 1999 was finalised. According to the EADS shareholders agreement the related tax expense was reimbursed by DaimlerChrysler AG. Thus deferred tax assets and goodwill have been adjusted as of December 31st, 2006 in Defence & Security by 52 M € and Headquarters by 12 M €.

A schedule detailing gross values, accumulated depreciation and net values of intangible assets as of December 31st, 2005 is as follows:

Cost

(in €m)	Balance at December 31, 2004 (as reported)	Change in accounting policies[1]	Balance at January 1, 2005 (restated)	Exchange differences	Additions	Changes in consolidation scope	Reclassi-fication	Disposals	Balance at December 31, 2005
Goodwill	10,607	541	11,148	1	168	(9)	0	(2)	11,306
Capitalised development costs	172	0	172	1	292	0	2	(1)	466
Other intangible assets	837	0	837	4	212	(3)	35	(62)	1,023
Total	**11,616**	**541**	**12,157**	**6**	**672**	**(12)**	**37**	**(65)**	**12,795**

Amortisation/Impairment

(in €m)	Balance at December 31, 2004 (as reported)	Change in accounting policies[1]	Balance at January 1, 2005 (restated)	Exchange differences	Amorti-sation charge	Changes in consolidation scope	Reclassi-fication	Disposals	Balance at December 31, 2005
Goodwill	(1,147)	0	(1,147)	(3)	0	9	0	2	(1,139)
Capitalised development costs	(3)	0	(3)	0	(2)	0	0	1	(4)
Other intangible assets	(458)	0	(458)	(2)	(185)	2	(14)	57	(600)
Total	**(1,608)**	**0**	**(1,608)**	**(5)**	**(187)**	**11**	**(14)**	**60**	**(1,743)**

Net book value

(in €m)	Balance at December 31, 2004 (as reported)	Change in accounting policies[1]	Balance at January 1, 2005 (restated)	Exchange differences	Additions	Changes in consolidation scope	Reclassi-fication	Disposals	Balance at December 31, 2005
Goodwill	9,460	541	10,001	(2)	168	0	0	0	10,167
Capitalised development costs	169	0	169	1	290	0	2	0	462
Other intangible assets	379	0	379	2	27	(1)	21	(5)	423
Total	**10,008**	**541**	**10,549**	**1**	**485**	**(1)**	**23**	**(5)**	**11,052**

(1) The change in accounting policy relates to the "Liability for puttable instruments", please refer to "Changes in accounting policy" in Note 23 "Liability for puttable instruments".

Additions to goodwill in 2005 mainly concern the contingent consideration with regard to the Airbus business combination in the amount of 93 M € resulting from the application of IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) regarding the "Liability for puttable instruments". Furthermore the acquisition of Nokia's Professional Mobile Radio – PMR activities (EADS Secure Networks Oy) contributed an addition to goodwill of 44 M €.

Goodwill impairment tests

EADS performed impairment tests on Cash Generating Unit (CGU) level (on segment level or one level below) in the fourth quarter of the financial year.

As of December 31st, 2006 and 2005, goodwill was allocated to Cash Generating Units, which is summarised in the following schedule on segment level:

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence & Security	Astrium	Other Businesses	HQ/ Conso.	Consolidated
Goodwill as of December 31, 2006	6,374	12	111	2,476	575	0	17	9,565
Goodwill as of December 31, 2005	6,987	12	111	2,469	559	0	29	10,167

The discounted cash flow method has been applied as a primary valuation approach to determine the value in use of the CGUs. Generally, cash flow projections used for EADS impairment testing are based on current operative planning.

The current operative planning takes into account general economic data derived from external macroeconomic and financial studies. The operative planning assumptions reflect for the periods under review specific inflation rates and future labour expenses in the European Countries where the major production facilities are located. Regarding the expected future labour expenses, an increase on average of 3% was implied. In addition, future interest rates are also projected per geographical market, for the European Monetary Union, Great Britain and the USA.

EADS follows an active policy of foreign exchange risk hedging. As of December 31st, 2006 the total hedge portfolio with maturities up to 2011 amounts to 45 billion US$ and covers a major portion of the foreign exchange exposure expected over the period of the operative planning (2007 to 2011). The average US$/€ hedge rate of the total hedge portfolio until 2011 amounts to 1.16 US$/€. For the determination of the operative planning in the Cash Generating Units other than Airbus (for Airbus, see below), management assumed future exchange rates of 1.30 US$/€ for 2007 and 1.35 US$/€ from 2008 onwards and 0.69 GBP/€ for 2007 and 0.70 GBP/€ from 2008 to convert in € the portion of future US$ and GBP denominated revenues which are not hedged. Foreign exchange exposure arises mostly from Airbus and to a lesser extent from the other EADS divisions.

The assumption for the perpetuity growth rate used to calculate the terminal values in general amounts to 2% and has remained unchanged from prior years. These current forecasts are based on past experience as well as on future expected market developments.

Airbus segment

For the purpose of impairment testing, Airbus segment is considered as a single CGU. The goodwill allocated to Airbus relates to the contribution of Airbus UK, Airbus Germany and Airbus Spain into Airbus as of 2001.

The impairment test for Airbus has been conducted based on a fair value less cost to sell methodology. The main assumptions and the recoverable amount obtained have been compared for reasonableness to market data.

The assessment was based on the following key specific assumptions, which represent EADS management current best assessment as of the date of these consolidated financial statements:

- To reflect the Airbus long-term operating cycle, the detailed planning period for Airbus' projected cash flows has been extended from the current 2007 operative planning to 14 years using Airbus long term product policy. The terminal value has been based on a normative view extrapolated from this internal current long term plan. Eventually, the market is assumed to be equally shared between Airbus and Boeing over the long term plan period.
- Cash flow projections include all of the estimated costs savings of the Power 8 program.
- The US$ denominated cash flows were discounted using a weighted average cost of capital after-tax (WACC) of 9.2%, while the Euro denominated cash flows' after-tax WACC was 8.5%. US$ discounted flows were then converted into € using the Euro/US Dollar market spot rate (for the terminal value, the forward rate applied is 1.50 US$/€).

With regard to the assessment of the fair value less cost to sell for the Cash Generating Unit Airbus, EADS management believes that no reasonably possible change in the above key assumptions would cause the carrying value of Airbus to exceed its then-determined recoverable amount. However, the recoverable amount is highly dependent on the achievement of the Power 8 cost savings' program and the terminal value.

Other EADS segments

The impairment test for all other Cash Generating Units was based on the value in use calculation computed by applying a pre-tax discount rate of 11.2%. Cash flow projections are based on current operative planning covering a five-year planning period.

For the Defence & Security division, an increase in revenues is assumed in the operative planning. This is fuelled by today's order book, as for example Eurofighter deliveries backed by Tranche two contract and by expected awards of future contracts. Operating margin of the division is expected to increase over the operative planning period thanks to the expected volume growth and benefits from initiated restructuring measures.

The order book of the Astrium division as of December 31st, 2006 (including satellites, launchers, ballistic missiles and military telecom services) supports the strong revenue increase which is assumed for this division over the operative planning period. The current development and production of the Skynet V satellites and ground infrastructure is weighing on EADS Astrium Division's cash flows until these spacecraft are launched and operated to generate a ramped up level of revenues from the UK Ministry of Defence (MoD).

The recoverable amounts based on value in use have exceeded the carrying amounts of the Cash Generating Units under review, indicating no goodwill impairment for 2006 and 2005.

Development Costs

EADS has capitalised development costs in the amount of 873 M € as of December 31st, 2006 (462 M € as of December 31st, 2005) as internally generated intangible assets mainly for the Airbus A380 program.

13. Property, plant and equipment

Schedules detailing gross values, accumulated depreciation and net values of property, plant and equipment show the following as of December 31st, 2006:

Cost

(in €m)	Balance at January 1, 2006	Exchange differences	Additions	Change in consolidation scope	Reclassi-fication	Disposals	Balance at December 31, 2006
Land, leasehold improvements and buildings including buildings on land owned by others	5,739	(2)	175	1	314	(85)	6,142
Technical equipment and machinery	8,178	(28)	385	17	1,653[1]	(142)	10,063
Other equipment, factory and office equipment	6,238	(233)	315	(30)	(767)[1]	(456)	5,067
Advance payments relating to plant and equipment as well as construction in progress	3,474	27	1,404	(8)	(1,259)	(20)	3,618
Total	**23,629**	**(236)**	**2,279**	**(20)**	**(59)**	**(703)**	**24,890**

Depreciation

(in €m)	Balance at January 1, 2006	Exchange differences	Additions	Change in consolidation scope	Reclassi-fication	Disposals	Balance at December 31, 2006
Land, leasehold improvements and buildings including buildings on land owned by others	(2,096)	2	(285)	0	(8)	68	(2,319)
Technical equipment and machinery	(4,568)	3	(869)	(11)	(576)[2]	135	(5,886)
Other equipment, factory and office equipment	(3,104)	103	(289)	30	619[2]	179	(2,462)
Advance payments relating to plant and equipment as well as construction in progress	(44)	0	0	0	(1)	0	(45)
Total	**(9,812)**	**108**	**(1,443)**	**19**	**34**	**382**	**(10,712)**

Net book value

(in €m)	Balance at January 1, 2006	Exchange differences	Additions	Change in consolidation scope	Reclassi-fication	Disposals	Balance at December 31, 2006
Land, leasehold improvements and buildings including buildings on land owned by others	3,643	0	(110)	1	306	(17)	3,823
Technical equipment and machinery	3,610	(25)	(484)	6	1,077[3]	(7)	4,177
Other equipment, factory and office equipment	3,134	(130)	26	0	(148)[3]	(277)	2,605
Advance payments relating to plant and equipment as well as construction in progress	3,430	27	1,404	(8)	(1,260)	(20)	3,573
Total	**13,817**	**(128)**	**836**	**(1)**	**(25)**	**(321)**	**14,178**

(1) Reclassification of the at cost value from "other equipment, factory and office equipment" to "technical equipment and machinery" to harmonise presentations in the amount of 848 M €.
(2) Reclassification of the cumulative depreciation from "other equipment, factory and office equipment" to "technical equipment and machinery" to harmonise presentations in the amount of 587 M €.
(3) Reclassification of the net book value from "other equipment, factory and office equipment" to "technical equipment and machinery" to harmonise presentations in the amount of 261 M €.

Schedules detailing gross values, accumulated depreciation and net values of property, plant and equipment show the following as of December 31st, 2005:

Cost

(in €m)	Balance at December 31, 2004 (as reported)	Change in accounting policies[1]/ Presentation	Balance at January 1, 2005 (restated)	Exchange differences	Additions	Change in consoli-dation scope	Reclassi-fication	Disposals	Balance at December 31, 2005
Land, leasehold improvements and buildings including buildings on land owned by others	5,496	(172)	5,324	21	185	(5)	252	(38)	5,739
Technical equipment and machinery	6,682	44	6,726	199	632	(4)	666	(41)	8,178
Other equipment, factory and office equipment	6,321	9	6,330	390	214	(8)	(205)	(483)	6,238
Advance payments relating to plant and equipment as well as construction in progress	3,236	0	3,236	24	1,323	0	(1,103)	(6)	3,474
Total	**21,735**	**(119)**	**21,616**	**634**	**2,354**	**(17)**	**(390)**	**(568)**	**23,629**

Depreciation

(in €m)	Balance at December 31, 2004 (as reported)	Change in accounting policies[1]/ Presentation	Balance at January 1, 2005 (restated)	Exchange differences	Additions	Change in consoli-dation scope	Reclassi-fication	Disposals	Balance at December 31, 2005
Land, leasehold improvements and buildings including buildings on land owned by others	(1,973)	87	(1,886)	0	(243)	5	18	10	(2,096)
Technical equipment and machinery	(3,934)	0	(3,934)	(82)	(583)	4	3	24	(4,568)
Other equipment, factory and office equipment	(2,879)	(76)	(2,955)	(169)	(411)	17	143	271	(3,104)
Advance payments relating to plant and equipment as well as construction in progress	(44)	0	(44)	0	0	0	0	0	(44)
Total	**(8,830)**	**11**	**(8,819)**	**(251)**	**(1,237)**	**26**	**164**	**305**	**(9,812)**

Net book value

(in €m)	Balance at December 31, 2004 (as reported)	Change in accounting policies[1]/ Presentation	Balance at January 1, 2005 (restated)	Exchange differences	Additions	Change in consoli-dation scope	Reclassi-fication	Disposals	Balance at December 31, 2005
Land, leasehold improvements and buildings including buildings on land owned by others	3,523	(85)	3,438	21	(58)	0	270	(28)	3,643
Technical equipment and machinery	2,748	44	2,792	117	49	0	669	(17)	3,610
Other equipment, factory and office equipment	3,442	(67)	3,375	221	(197)	9	(62)	(212)	3,134
Advance payments relating to plant and equipment as well as construction in progress	3,192	0	3,192	24	1,323	0	(1,103)	(6)	3,430
Total	**12,905**	**(108)**	**12,797**	**383**	**1,117**	**9**	**(226)**	**(263)**	**13,817**

(1) Through the application of the revised IAS 16 "Property, Plant and Equipment" (component approach and asset retirement obligation) the opening balance as of December 31st, 2004 was adjusted retrospectively by an amount of (46) M €.
Due to the adoption of IFRIC 4 "Determining whether an Arrangement contains a Lease" (released 2004), Property, plant and equipment includes a restatement at December 31st, 2004, in the net amount of 97 M €.

The 2006 depreciation of **Property, plant and equipment** includes impairment charges of 189 M € mainly related to Airbus (A380) and Sogerma.

Property, plant and equipment include at December 31st, 2006 and 2005, buildings, technical equipment and other equipment accounted for in fixed assets under finance lease agreements for net amounts of 140 M € and 170 M €, net of accumulated depreciation of 399 M € and 367 M €. The related depreciation expense for 2006 was 35 M € (2005: 31 M €; 2004: 19 M €). For investment property please refer to Note 33 "Investment property".

Other equipment, factory and office equipment include the net book value of "aircraft under operating lease" for 1,992 M € and 2,381 M € as of December 31st, 2006 and 2005, respectively; related accumulated depreciation is 1,509 M € and 1,653 M €. Depreciation expense for 2006 amounts to 137 M € (2005: 231 M €; 2004: 327 M €).

The "aircraft under operating lease" include:

i) Group's sales finance activity in the form of aircraft which have been leased out to customers and are classified as operating leases: They are reported net of the accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral (see Note 29 "Commitments and contingencies" for details on sales financing transactions).

The corresponding non-cancellable future operating lease payments (not discounted) due from customers to be included in revenues, at December 31st, 2006 are as follows:

(in €m)	
not later than 2007	148
later than 2007 and not later than 2011	342
later than 2011	155
Total	**645**

ii) Aircraft which have been accounted as "operating lease" because they were sold under terms that include asset value guarantee commitments with the present value of the guarantee being more than 10% of the aircraft's sales price (assumed to be the fair value). Upon the initial sale of these aircraft to the customer, their total cost previously recognised in inventory is transferred to "Other equipment, factory and office equipment" and depreciated over its estimated useful economic life, with the proceeds received from the customer being recorded as deferred income (see Note 26 "Deferred income").

The total net book values of aircraft under operating lease are as follows:

(in €m)	December 31, 2006	December 31, 2005
(i) Net book value of aircraft under operating lease before impairment charge	1,216	1,493
Accumulated impairment	(272)	(319)
Net book value of aircraft under operating lease	944	1,174
(ii) Aircraft under operating lease with the present value of the guarantee being more than 10%	1,048	1,207
Total net book value of aircraft under operating lease	**1,992**	**2,381**

For details please refer to Note 29 "Commitments and contingencies".

14. Investments in associates accounted for under the equity method, other investments and long-term financial assets

The following table sets forth the composition of investments in associates accounted for under the equity method, other investments and long-term financial assets:

(in €m)	December 31, 2006	December 31, 2005
Investments in associates accounted for under the equity method	**2,095**	**1,908**
Non-current other investments and long-term financial assets		
Other investments	545	541
Long-term financial assets	1,121	1,397
Total	**1,666**	**1,938**
Current portion of long-term financial assets	**103**	**237**

Investments in associates accounted for under the equity method as of December 31st, 2006 and 2005, mainly contain EADS' interest in Dassault Aviation Group (46.30% at December 31st, 2006 and at December 31st, 2005) of 1,985 M € and 1,867 M €. The Dassault Aviation Group reported in 2006 a net income of 281 M € of which EADS recognised an amount of 130 M € according to its share of interest.

The 2005 equity investment income from Dassault Aviation also included a positive catch up of the prior year financial performance in accordance with IFRS, which amounted to 64 M €. In addition as at December 31st, 2006, 34 M € (in 2005: (18) M €) were recognised in AOCI in relation with the Dassault Aviation equity investment.

The following table illustrates summarised financial information of the EADS investment of 46.3% in Dassault Aviation as of December 31st, 2006 and 2005:

(in €m)	December 31, 2006	December 31, 2005
Share of the associate's balance sheet:		
Non-current assets	1,549	1,231
Current assets	2,353	2,395
Non-current liabilities	175	165
Current liabilities	2,126	1,978
Total equity	1,601	1,483
Share of the associate's revenues and profit:		
Revenues	1,529	1,587
Net Income	130	141
Carrying amount of the investment	**1,985**	**1,867**

A list of major investments in associates and the proportion of ownership is included in Appendix "Information on principal investments".

Other investments comprise EADS' investment in various non-consolidated entities, the most significant being at December 31st, 2006, the investment in Embraer of 123 M € (2005: 106 M €) and a participation of 10% in Irkut amounting to 77 M € (2005: 54 M €). Regarding the investment in Embraer, please refer to Note 37 "Events after the balance sheet date".

Long-term financial assets of 1,121 M € (in 2005: 1,397 M €) and the **current portion of long-term financial assets** of 103 M € (in 2005: 237 M €) encompass mainly the Group's sales finance activities in the form of finance lease receivables and loans from aircraft financing. They are reported net of accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral (see Note 29 "Commitments and contingencies" for details on sales financing transactions).

Loans from aircraft financing are provided to customers to finance the sale of aircraft. These loans are long-term and normally have a maturity which is linked to the use of the aircraft by the customer. The calculation of the net book value is:

(in €m)	December 31, 2006	December 31, 2005
Outstanding gross amount of loans to customers	247	717
Accumulated impairment	(90)	(274)
Total net book value of loans	**157**	**443**

Finance lease receivables from aircraft financing are as follows:

(in €m)	December 31, 2006	December 31, 2005
Minimum lease payments receivables	901	1,245
Unearned finance income	(162)	(321)
Accumulated impairment	(109)	(122)
Total net book value of finance lease receivables	**630**	**802**

Future minimum lease payments from investments in finance leases to be received are as follows (not discounted):

(in €m)	
not later than 2007	95
later than 2007 and not later than 2011	310
later than 2011	496
Total	**901**

Additionally included are 437 M € and 389 M € of other loans as of December 31st, 2006 and 2005, e.g. loans to employees.

Defeased bank deposits of 927 M € and 1,102 M € as of December 31st, 2006 and 2005, respectively have been offset against financial liabilities.

15. Inventories

Inventories at December 31st, 2006 and 2005 consist of the following:

(in €m)	December 31, 2006	December 31, 2005
Raw materials and manufacturing supplies	1,283	1,159
Work in progress	11,260	10,655
Finished goods and parts accounted for at lower of cost and net realisable value	1,224	1,161
Advance payments to suppliers	3,125	2,450
Total	**16,892**	**15,425**

Raw materials and manufacturing supplies at Airbus increased by 121 M €. The increase in work in progress of 605 M € was mainly driven by Airbus' A380 program and the ramp up of the Eurocopter NH 90 program. The increase of advance payments provided to suppliers mainly reflects activities in the Eurofighter program and in Astrium Transportation.

The at cost value of finished goods and parts for resale amounts to 1,559 M € in 2006 (2005: 1,505 M €) and for work in progress amounts to 12,186 M € (2005: 11,192 M €). Write downs for finished goods and services are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. The impairment charge in 2006 for work in progress mainly relates to the A380 program.

16. Trade receivables

Trade receivables at December 31st, 2006 and 2005 consist of the following:

(in €m)	December 31, 2006	December 31, 2005
Receivables from sales of goods and services	5,227	5,209
Allowance for doubtful accounts	(375)	(407)
Total	**4,852**	**4,802**

Trade receivables are classified as current assets. As of December 31st, 2006 and 2005, respectively, 132 M € and 237 M € of trade receivables are not expected to be collected within one year.

In application of the percentage of completion method, as of December 31st, 2006 an amount of 1,477 M € (in 2005: 1,489 M €) for construction contracts is included in the trade receivables net of related advance payments received.

17. Other assets

Other assets at December 31st, 2006 and 2005 consist of the following:

(in €m)	December 31, 2006	December 31, 2005
Non current other assets		
Positive fair values of derivative financial instruments	3,235	2,762
Prepaid expenses	683	526
Capitalised settlement payments to German Government	198	231
Others	115	91
Total	**4,231**	**3,610**
Current other assets		
Positive fair values of derivative financial instruments	2,032	1,191
Value Added Tax claims	595	585
Prepaid expenses	384	332
Receivables from related companies	289	267
Receivables from affiliated companies	125	165
Loans	37	32
Others	552	629
Total	**4,014**	**3,201**

The capitalised settlement payments to the German Government are attributable to refundable advances which are amortised through the income statement (in cost of sales) at the delivery pace of the corresponding aircraft.

18. Securities

The Group's security portfolio amounts to 1,843 M € and 5,200 M € as of December 31st, 2006 and 2005, respectively. The security portfolio contains a **non-current portion** of available-for-sale-securities of 1,294 M € (in 2005: 1,011 M €) and a **current portion** of 549 M € (in 2005: 4,189 M €). In order to align the presentation of "Cash and cash equivalents", having maturities of three months or less from the date of acquisition, the previous year's figure has been reclassified by an amount of 4,160 M € (for further details please refer to the Consolidated Statements of Cash Flows and Note 2 "Summary of significant accounting policies").

Included in the securities portfolio at the end of 2006 are corporate bonds bearing either fixed rate coupons (489 M € nominal value) or floating rate coupons (993 M € nominal value) as well as credit instruments bearing floating rate coupons (294 M € nominal value) and equity instruments (51 M € nominal value).

19. Non-current assets / disposal groups classified as held for sale

Non-current assets / disposal groups classified as held for sale in the amount of 76 M € (in 2005: 881 M €) concern assets and disposal groups mainly related to Sogerma. The previous year's figure relates mainly to sales financing activities in Airbus which have been disposed in current year. The disposal group includes **liabilities directly associated with non-current assets classified as held for sale** amounting to 64 M € (in 2005: 62 M €).

At December 31st, 2006, EADS held three subsidiaries for sale in the Group's financial statements. The net assets were written down to the lower of their carrying amount or fair value less costs to sell resulting in an impairment loss of (84) M €.

As of December 1st, 2006, EADS carried out a spin-off of the MRO business located in Bordeaux into a separate legal entity "Sogerma Services" and sold 40% of the shares for no consideration. The remaining 60% shares of Sogerma Services as well as the shares of the subsidiaries Barfield and Sogerma Tunisia were sold beginning of January 2007. The corresponding assets and liabilities of these companies are thus presented as held for sale as of December 31st, 2006.

The non-current assets and disposal groups classified as held for sale comprise as of December 31st, 2006 trade receivables of 34 M €, inventories of 15 M € and other assets in the amount of 10 M € for the Sogerma business. Included are also Airbus assets of 17 M € (in 2005: 881 M €) concerning mainly sales financing activities.

The corresponding liabilities for the Sogerma business, accounted for as **Liabilities directly associated with non-current assets classified as held for sale** amount to 64 M € and comprise current other liabilities (27 M €), provisions (14 M €), short term financial liabilities (12 M €) and other liabilities (11 M €). As at December 31st, 2005 the disposal group included liabilities of 62 M € for Airbus.

20. Total equity

With regard to the movement in equity, please refer to the table "Reconciliation of Movement in Capital and Reserves (IFRS)" at the beginning of the Notes to the Consolidated Financial Statements.

The following table shows the development of the number of shares outstanding:

Number of shares	2006	2005
Issued as at January 1,	**817,743,130**	**809,579,069**
Issued for ESOP	0	1,938,309
Issued for exercised options	4,845,364	7,562,110
Cancelled	(6,656,970)	(1,336,358)
Issued as at December 31,	**815,931,524**	**817,743,130**
Treasury shares as at December 31,	(13,800,531)	(20,602,704)
Outstanding as at December 31,	**802,130,993**	**797,140,426**

EADS' shares are exclusively ordinary shares with a par value of 1.00 €. The authorised share capital consists of 3,000,000,000 shares.

The Shareholders' General Meeting of EADS held on May 11th, 2005 renewed the authorisation given to the Board of Directors to repurchase shares of the Company, by any means, including derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company will not hold more than 5% of the Company's issued share capital. The Group's Board of Directors decided on June 3rd, 2005, to set up and implement plans for the repurchase of up to 1,012,500 shares related to ESOP 2005. On December 12th, 2005 the Group's Board of Directors decided to set up and implement plans for the repurchase of up to 3,990,880 shares related to the 2005 Stock Option Plan (7th tranche).

Furthermore, the Shareholders' General Meeting authorised both the Board of Directors and the Chief Executive Officers, with powers of substitution, to cancel up to a maximum of 1,336,358 shares. On July 25th, 2005, the Chief Executive Officers decided to cancel 1,336,358 treasury shares.

The Shareholders' General Meeting also decided to pay a cash distribution related to the fiscal year 2004 for a gross amount of 0.50 € per share, which was paid on June 8th, 2005.

On May 4th, 2006, the Shareholders' General Meeting of EADS renewed the authorisation given to the Board of Directors to issue shares of the Company, representing up to 1% of the Company's authorised share capital for a period expiring at the Shareholders' General Meeting to be held in 2007.

The Shareholders' General Meeting on May 4th, 2006 also renewed the authorisation given to the Board of Directors for a new period of 18 months from the date of the Annual General Meeting, to repurchase shares of the Company, by any means, including derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company will not hold more than 10% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues of the regulated market of the country in which the purchase is carried out. This authorisation supersedes and replaces the authorisation given by the Annual General Meeting of May 11th, 2005.

Furthermore, the Shareholders' General Meeting authorised both the Board of Directors and the Chief Executive Officers, with power of substitution, to cancel up to a maximum of 6,656,970 shares. On July 20th, 2006, the Chief Executive Officers decided to cancel 6,656,970 treasury shares.

On May 4th, 2006 the Shareholders' General Meeting also decided to pay a cash distribution related to the fiscal year 2005 for a gross amount of 0.65 € per share, which was paid on June 1st, 2006.

The 2006 Employee Stock Ownership Plan was cancelled (see Note 31 "Share-based Payment"), consequently EADS did not issue new shares (in 2005: 1,938,309 representing a nominal value of 1,938,309 €).

In total EADS sold in 2006 145,203 treasury shares (in 2005: purchase of 11,910,287 treasury shares) and cancelled 6,656,970 shares (in 2005: 1,336,358 shares), resulting in an amount of 13,800,531 treasury shares at December 31st, 2006 (in 2005: 20,602,704 treasury shares).

Capital stock comprises the nominal amount of shares outstanding. The addition to capital stock represents the contribution for exercised options of 4,845,364 € (in 2005: 7,562,110 €) in compliance with the implemented stock option plans and in 2005 1,938,309 € by employees under the 2005 Employee Stock Ownership Plan.

Share premium mainly results from contributions in kind in the course of the creation of EADS, cash contributions from the Initial Public Offering, capital increases and reductions due to the issuance and cancellation of shares as well as cash distributions to EADS N.V. shareholders. Other reserves include among others retained earnings, reduced by the recognition of actuarial gains and losses of pension obligations, net of deferred taxes. Accumulated other comprehensive income consists of all amounts recognised directly in equity resulting from changes in fair value of financial instruments that are classified as available-for-sale or that form part of hedging relationships in effective cash-flow hedges as well as from currency translation adjustments of foreign entities. Treasury shares represent the amount paid for own shares held in treasury.

Equity attributable to the equity holders of the parent as of December 31st, 2003 was adjusted due to the application of revised IAS 19 "Employee benefits" in the amount of (235) M € (please refer to Note 2 "Summary of significant accounting policies" and Note 21 b) "Provisions for retirement plans").

21. Provisions

Provisions are comprised of the following:

(in €m)	December 31, 2006	December 31, 2005
Provision for retirement plans (see Note 21 b)	5,747	5,124
Provision for deferred compensation (see Note 21 a)	136	114
Retirement plans and similar obligations	**5,883**	**5,238**
Financial instruments (see Note 21 c)	231	921
Other provisions (see Note 21 d)	6,580	4,565
Total	**12,694**	**10,724**
Thereof non-current portion	9,063	7,997
Thereof current portion	3,631	2,727

As of December 31st, 2006 and 2005, respectively, 5,602 M € and 5,018 M € of retirement plans and similar obligations, 152 M € and 472 M € of financial instruments as well as 3,309 M € and 2,507 M € of other provisions mature after more than one year.

Due to the retrospective application of the equity approach in the revised IAS 19 "Employee Benefits" previous year's figures have been adjusted in an amount of 1,118 M € (for further details please refer to "Changes in accounting policies" in Note 2).

a) Provisions for deferred compensation

This amount represents obligations that arise if employees elect to convert part of their remuneration or bonus into an equivalent commitment for deferred compensation.

b) Provisions for retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service.

In Germany, EADS introduced a new pension plan (P3) for non-executive employees in 2004. Under the new plan, the employer makes contributions during the service period, which are dependent on salary in the years of contribution and years of service. These contributions are converted into components which become part of the accrued pension liability at the end of the year. Accrued benefits under the old plan are considered through an initial component. Total benefits are calculated as a career average over the entire period of service.

Certain employees that are not covered by the new plan receive retirement indemnities based on salary earned in the last year or on an average of the last three years of employment. For executive employees, benefits are depending on final salary at the date of retirement and the time period as executive.

In the UK, EADS participates in several funded trustee-administered pension plans for both executive and non-executive employees with BAE Systems being the principal employer. These plans qualify as multi-employer defined benefit plans under IAS 19 "Employee Benefits". EADS' most significant investments in terms of employees participating in these BAE Systems UK pension plans are Airbus UK and MBDA UK. For Airbus, this remains the case even subsequent to the acquisition of BAE Systems' 20% minority interests on October 13th, 2006. Participating Airbus UK employees have continued to remain members in the BAE Systems UK pension plans due to the UK pension agreement between EADS and BAE Systems and a change in UK pensions legislation enacted in April 2006.

Generally, based on the funding situation of the respective pension schemes, the pension plan trustees determine the contribution rates to be paid by the participating employers to adequately fund the schemes. The different UK pension plans in which EADS investments participate are currently underfunded. BAE Systems has agreed with the trustees various measures designed to make good the underfunding. These includes i) regular contribution payments for active employees well above such which would prevail for funded plans and ii) extra employers' contributions amounting to a total of GBP 446 M (664 M€) over the next ten years until 2016.

Due to the contractual arrangements between EADS and BAE Systems, EADS' contributions in respect of its investments for the most significant pension scheme (Main Scheme) are capped for a defined period of time (until July 2011 for Airbus UK and until December 2007 for MBDA UK). Contributions exceeding the respective capped amounts are paid by BAE Systems. EADS is therefore neither exposed to increased regular contribution payments resulting from the pension plans' underfunding nor to a participation in extra contribution payments during the period of the contribution caps. Even after the expiry of the contribution caps the unique funding arrangements between BAE Systems and EADS create a situation for EADS different from common UK multi-employer plans with special regulations limiting regular contributions that have to be paid by EADS UK companies to rates applicable to all participating employers.

Since January 1st, 2005, BAE Systems prepared its Consolidated Financial Statements under IFRS. Before that date, BAE Systems Consolidated Financial Statements were prepared under UK GAAP and as such did not include information required under IAS 19 to apply defined benefit accounting. Consequently, EADS accounted for its participation in BAE Systems UK defined benefit schemes as if they were defined contribution schemes in accordance with IAS 19. In 2005, EADS requested detailed information from BAE Systems about the different multi-employer pension schemes in order to appropriately and reliably estimate the share of its participation in the schemes' plan assets, defined benefit obligations ("DBO") and pension costs. For accounting purposes, the information provided by BAE Systems in 2005 was judged not to be sufficient to identify EADS' share in the UK pension schemes. Consequently, EADS continued in 2005 to expense the contributions made to the pension schemes as if the plans were defined contribution plans. Adequate information was provided until 2005 in the contingent liabilities section of the notes.

As a result of further requests in 2006, BAE Systems started to share more detailed information for each individual plan in which EADS investments participate. This new information now results in a change in accounting estimates from 2006 year-end closing and is accounted for accordingly under IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The new information now enables EADS to derive keys per plan to allocate for accounting purposes an appropriate proportion in plan assets, DBO and pension costs to its UK investments as of December 31st, 2006, taking into account the impact of the capped contributions as well as future extra contributions agreed by BAE Systems with the Trustees.

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. These assessments include an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans are as follows:

	Euro-countries			EADS UK			BAE Systems UK
	December 31,			December 31,			December 31,
Assumptions in %	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**	**2006**
Discount rate	4.5	4.0	4.75 - 5.0	5.1	4.7	5.2	5.2
Rate of compensation increase	3.0	3.0	3.0	3.8	3.7	4.2	4.0
Inflation rate	1.9-2.0	1.75 - 2.0	1.5-2.0	2.8	2.7	2.7	3.0
Expected return on plan assets	6.5	6.5	6.5	5.8	5.8	5.8	7.0

Before 2006, EADS applied the corridor approach for the recognition of actuarial gains and losses. With the application of amended IAS 19 in 2006, EADS opted for the newly introduced equity approach and retrospectively changed EADS accounting policy for the recognition of actuarial gains and losses. Under the equity approach, actuarial gains and losses are - net of deferred taxes - in full recognised in retained earnings in the period in which they occur and accordingly reflected in the retirement provision recognised in the balance sheet. Actuarial gains and losses are not recognised in profit or loss in subsequent periods. Prior periods have been adjusted accordingly leading to a higher provision for year-end 2002, 2003, 2004 and 2005 respectively (see table "Recognised Provision" below).

The amount recorded as provision on the balance sheet can be derived as follows:

Change in defined benefit obligations (in €m)	2006	2005	2004
Defined benefit obligations at beginning of year	5,927	5,198	4,735
Service cost	162	153	125
Interest cost	230	252	243
Plan amendments	2	8	0
Plan curtailments and settlements	0	0	(4)
Actuarial losses	(185)	517	281
Acquisitions and other	(20)	7	3
Benefits paid	(228)	(208)	(185)
Additions[1]	3,696	0	0
Defined benefit obligations at end of year	**9,584**	**5,927**	**5,198**

(1) Additions reflect EADS' share in BAE Systems' pension schemes.

Change in plan assets (in €m)	2006	2005	2004
Fair value of plan assets at beginning of year	799	658	619
Actual return on plan assets	84	82	52
Contributions	212	111	45
Acquisitions and other	11	8	0
Benefits paid	(72)	(60)	(58)
Additions[1]	2,799	0	0
Fair value of plan assets at end of year	**3,833**	**799**	**658**

(1) Additions reflect EADS' share in BAE Systems' pension schemes.

Based on past experience, EADS expects a rate of return for plan assets of 6.5%.

The fair value of plan assets of EADS plans at end of the year mainly comprises assets held by long-term employee benefit funds that exist solely to pay or fund employee benefits. About 46% (2005: 44%) of plan assets are invested in equity securities.

Recognised Provision (in €m)	2006	2005	2004	2003	2002
Funded status[1]	5,751	5,128	4,540	4,116	3,755
Unrecognised past service cost	(4)	(4)	(5)	(14)	0
Provision recognised in Balance Sheet[2]	**5,747**	**5,124**	**4,535**	**4,102**	**3,755**

(1) Difference between the defined benefit obligations and the fair value of plan assets at the end of the year.
(2) Due to the application of IAS 19.93A the provision as of 2005, 2004, 2003 and 2002 was adjusted retrospectively by an amount of 1,118 M €, 659 M €, 384 M € and 398 M € respectively.

The defined benefit obligation at the end of the year is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods. The provision contains the funded status less any unrecognised past service cost.

The components of the net periodic pension cost, included in "Profit before finance costs and income taxes", are as follows:

(in €m)	2006	2005	2004
Service cost	162	153	125
Interest cost	230	252	243
Expected return on plan assets	(58)	(42)	(41)
Net actuarial loss	0	14	0
Net periodic pension cost	**334**	**377**	**327**

The 2006 change in the accounting policy for the recognition of actuarial gains and losses from the corridor to the equity approach resulted in lower net periodic pension cost in 2006, leading to a comparably higher EBIT of 45 M € and a 25 M € higher Net Income than from prior periods' accounting principle.

Payments to the multi-employer plans with BAE Systems that have been treated as defined contribution plans until end of 2006 amounted to 67 M € (in 2005: 56 M €).

Actuarial gains and losses, net of deferred taxes recognised in equity amount to (1,409) M € and developed as follows:

Actuarial gains and losses recognised directly in equity (in €m)	2006	2005	2004
Cumulative amount at January 1	(1,118)	(659)	(384)
Recognised during the period[1]	(690)	(459)	(275)
Cumulative value at December 31	**(1,808)**	**(1,118)**	**(659)**
Deferred Tax Asset at December 31	399	423	252
Actuarial gains and losses recognised directly in equity, net	**(1,409)**	**(695)**	**(407)**

(1) Included in 2006 is the allocated pension deficit from UK pension schemes with BAE Systems as of December 31st, 2006 amounting to 897 M €.

c) Financial instruments

The provision for financial instruments amounts to 231 M € as of December 31st, 2006 (921 M € as of December 31st, 2005) and includes in 2006 mainly the negative fair market value of foreign currency forwards (see Note 30 c) "Fair value of financial instruments").

d) Other provisions

Movements in provisions during the year were as follows:

(in €m)	Balance at January 1, 2006	Exchange differences	Additions	Reclassification/ Change in consolidated group	Used	Released	Balance at December 31, 2006
Outstanding costs	826		539	8	(243)	(26)	1,104
Aircraft financing risks	1,169	(129)	69	0	(39)	(6)	1,064
Contract losses	397	0	181	2	(137)	(22)	421
Personnel charges	436	(2)	179	(32)	(161)	(10)	410
Restructuring measures/pre-retirement part-time work	232	0	195	(15)	(65)	(21)	326
Litigations and claims	230	0	14	8	(7)	(7)	238
Obligation from services and maintenance agreements	254	(1)	87	(3)	(126)	0	211
Warranties	176	0	87	(5)	(50)	(21)	187
Asset retirement	62	0	18	0	0	0	80
Other risks and charges	783	(5)	1,962	(28)	(122)	(51)	2,539
Total	**4,565**	**(137)**	**3,331**	**(65)**	**(950)**	**(164)**	**6,580**

The addition to outstanding costs mainly relates to Defence & Security and Eurocopter.

The provision for aircraft financing risks fully covers, in line with the Group's policy for sales financing risk, the net exposure to aircraft financing of 432 M € (522 M € at December 31st, 2005) and asset value risks of 633 M € (647 M € at December 31st, 2005) related to Airbus and ATR (see Note 29 "Commitments and contingencies").

The use of the provision for restructuring measures / pre-retirement part-time work mainly relates to the divisions Defence & Security and Airbus.

The provision for litigations and claims covers various legal actions, governmental investigations, proceedings and other claims, which are pending or may be instituted or asserted in the future against the Group.

The additions to provisions for other risks and charges mainly comprises constructive obligations for settlement charges in conjunction with the A380 and A350 programs.

22. Financial liabilities

In 2004, the EIB (European Investment Bank) granted a long-term loan to EADS in the amount of 421 M US$, bearing a fixed interest rate of 5.1% (effective interest rate 5.1%). In 2003, EADS issued two Euro denominated bonds under its EMTN Programme (Euro Medium Term Note Programme). The first issue of 1 billion € with expected final maturity in 2010 carries a coupon of 4.625% (effective interest rate 4.686%) which was swapped into variable rate of 3M-Euribor +1.02%. The second issue of 0.5 billion € maturing in 2018 carries a coupon of 5.5% (effective interest rate 5.6%) which was swapped during 2005 into variable rate of 3M-Euribor +1.81%.

On a rolling basis EADS issues regularly commercial paper under the so called "billet de trésorerie" program at floating or fixed interest rates corresponding to the individual maturities ranging from 1 day to 12 months bearing as of December 31st, 2006 an average interest rate of 3.3%. The issued volume at December 31st, 2006 amounted to 1,137 M €. The programme has been set up in 2003 with a maximum volume of 2 bn €. EADS has decided to manage more pro-actively its money market investor base. EADS has therefore decided to have an outstanding debt in line with this objective and to issue these commercial papers on a regular basis.

Financial liabilities include liabilities connected with sales financing transactions amounting to 1,702 M €, thereof 480 M € at a fixed interest rate of 9.88% and the remaining amount mainly at variable interest rates.

Non recourse Airbus financial liabilities (risk is supported by external parties) amount to 1,058 M € (in 2005: 1,247 M €).

Defeased bank deposits for aircraft financing of 927 M € and 1,102 M € as of December 31st, 2006 and 2005 respectively have been offset against financial liabilities.

(in €m)	December 31, 2006	December 31, 2005
Bonds	1,569	1,659
thereof due in more than five years: 453 (December 31, 2005: 519)		
Liabilities to financial institutions	1,141	1,352
thereof due in more than five years: 817 (December 31, 2005: 972)		
Loans	673	937
thereof due in more than five years: 347 (December 31, 2005: 528)		
Liabilities from finance leases	178	241
thereof due in more than five years: 74 (December 31, 2005: 78)		
Long-term financial liabilities	**3,561**	**4,189**
Commercial Papers / Bonds	1,157	0
Liabilities to financial institutions	140	146
Liabilities to affiliated companies	118	112
Loans	172	207
Liabilities from finance leases	97	87
Others	512	356
Short-term financial liabilities (due within one year)	**2,196**	**908**
Total	**5,757**	**5,097**

Included in "Others" are financial liabilities against joint ventures.

The aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

(in €m)	Financial liabilities
2007	2,196
2008	257
2009	306
2010	1,159
2011	148
Thereafter	1,691
Total	**5,757**

23. Liability for puttable instruments

As of January 1st, 2005 EADS adopted retrospectively IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) and accounted for the option granted to BAE Systems in the 2001 Airbus business combination to put its 20% minority stake in Airbus as a liability presented in a separate line of the EADS Consolidated Balance Sheet as liability for puttable instruments.

The option has been exercisable at fair value during annual window periods. Whilst dividend payments to BAE Systems have been considered as partial repayments of the liability any changes to its fair value have been treated as adjustments to the cost of the Airbus business combination leading to according changes in goodwill in line with IFRS 3 "Business Combinations". Airbus' 20% stake has been measured by applying a choice of different valuation techniques, based on best estimates available at measurement date. For EADS 2005 year end Financial Statements, the fair value of the written put has been determined at €3.5 billion. In June 2006, BAE Systems exercised its put option. An independent investment bank then determined the fair value of the 20% of Airbus at €2.75 billion. The liability for puttable instruments was derecognised from EADS Consolidated Balance Sheet after the transaction has been approved by BAE Systems' shareholders in October 2006. While dividend payments to BAE Systems in 2006 amounting to 129 M € have been accounted for as a reduction of the liability, the additional 621 M € of the decrease in the option's fair value led to a corresponding reduction in Airbus' goodwill.

24. Other liabilities

(in €m)	December 31, 2006	December 31, 2005
Non-current other liabilities		
Thereof customer advance payments	6,308	4,911
Thereof European Governments refundable advances	5,029	4,950
Others	233	110
Total	**11,570**	**9,971**
Current other liabilities		
Thereof customer advance payments	14,172	14,078
Thereof European Governments refundable advances	389	343
Thereof tax liabilities (excluding income tax)	600	690
Thereof liabilities to affiliated companies	44	93
Thereof liabilities to related companies	14	31
Others	1,941	1,931
Total	**17,160**	**17,166**

The increase in European Governments refundable advances relates mostly to accrued interest. Regarding the interest expense on European Governments refundable advances see Note 10 "Total finance costs". Due to their specific nature, namely their risk-sharing features and the fact that such advances are generally granted to EADS on the basis of significant development projects, European Governments refundable advances are accounted for by EADS within "Other Liabilities" on the balance sheet including accrued interest.

Included in "Other liabilities" are 15,573 M € (15,986 M € as of December 31st, 2005) due within one year and 6,330 M € (5,621 M € as of December 31st, 2005) maturing after more than five years. Included in the "Current other liabilities" are liabilities relating to construction contracts having a maturity of more than one year.

Advance payments received relating to construction contracts amount to 2,198 M € (2,363 M € as of December 31st, 2005).

25. Trade liabilities

As of December 31st, 2006, trade liabilities amounting to 184 M € (54 M € as of December 31st, 2005) mature after more than one year.

26. Deferred income

(in €m)	December 31, 2006	December 31, 2005
Non-current deferred income	1,110	1,324
Current deferred income	486	573
Total	**1,596**	**1,897**

The main part of deferred income is related to sales of Airbus and ATR aircraft that include asset value guarantee commitments and that are accounted for as operating leases (1,248 M € and 1,467 M € as of December 31st, 2006 and 2005, respectively).

Notes to the Consolidated Statements of Cash-Flows (IFRS)

27. Consolidated Statement of Cash Flows

As of December 31st, 2006, EADS' cash position (stated as cash and cash equivalents in the Consolidated Statement of Cash-Flows) includes 597 M € (579 M € and 602 M € as of December 31st, 2005 and 2004, respectively) which represent EADS' share in MBDA's cash and cash equivalents, deposited at BAE Systems and Finmeccanica and which are available upon demand. Additionally included were 1,202 M € as of December 31st, 2005 and 687 M € as of December 31st, 2004 representing the amount Airbus had deposited at BAE Systems.

The following charts provide details on **acquisitions** (resulting in additional assets and liabilities acquired) of subsidiaries and joint ventures:

(in €m)	December 31, 2006	December 31, 2005
Total purchase price	(108)	(131)
thereof paid in cash and cash equivalents	(108)	(131)
Cash and cash equivalents included in the acquired subsidiaries and joint ventures	26	0
Cash Flow for acquisitions, net of cash	**(82)**	**(131)**

In 2006 the aggregate cash flow for acquisitions, net of cash of (82) M € includes mainly the acquisition of Atlas Elektronik Group (43) M €, Sofrelog (12) M €, IFR France (8) M € and Dynamic Process Solutions Inc. (8) M €.

Included in the aggregate cash flow for acquisitions, net of cash in 2005 of (131) M € is mainly the acquisition of Nokia's Professional Mobile Radio - PMR activities (EADS Secure Networks Oy). In addition, there have been cash investments mainly in Dornier GmbH which had been already fully consolidated.

(in €m)	December 31, 2006	December 31, 2005
Intangible assets; property, plant and equipment	59	21
Financial assets	4	0
Inventories	44	4
Trade receivables	60	11
Other assets	4	27
Cash and cash equivalents	26	0
Assets	**197**	**63**
Provisions	(91)	(4)
Trade liabilities	(46)	0
Financial liabilities	(3)	0
Other liabilities	(13)	(1)
Liabilities	**(153)**	**(5)**
Fair value of net assets	**44**	**58**
Goodwill arising on acquisitions	64	73
Less own cash and cash equivalents of acquired subsidiaries and joint ventures	(26)	0
Cash Flow for acquisitions, net of cash	**82**	**131**

The following charts provide details on **disposals** (resulting in assets and liabilities disposed) of subsidiaries:

(in €m)	December 31, 2006	December 31, 2005
Total selling price	87	110
thereof received by cash and cash equivalents	87	110
Cash and cash equivalents included in the (disposed) subsidiaries	(1)	(21)
Cash Flow from disposals, net of cash	**86**	**89**

The aggregate cash flow from disposals, net of cash, in 2006 of 86 M € includes the sale of LFK GmbH and TDW GmbH amounting to 81 M € and Seawolf of 2 M €. After the disposal of LFK the cash of LFK was reallocated to the shareholders of MBDA in proportion to their interest.

Included in the aggregate net selling price in 2005 of 89 M € are the sale of the 50% participation in TDA - Armements S.A.S. to Thales and the sale of the Enterprise Telephony Business to Aastra.

(in €m)	December 31, 2006	December 31, 2005
Intangible assets; property, plant and equipment	(18)	(12)
Financial assets	(4)	0
Inventories	(89)	(34)
Trade receivables	(17)	(64)
Other assets	(22)	(34)
Cash and cash equivalents	(1)	(21)
Assets	**(151)**	**(165)**
Provisions	132	16
Trade liabilities	18	18
Financial liabilities	1	13
Other liabilities	52	45
Liabilities	**203**	**92**
Book value of net assets	**52**	**(73)**
Goodwill arising from disposals	0	(6)
Result from disposal of subsidiaries	(139)	(31)
Less own cash and cash equivalents of disposed subsidiaries	1	21
Cash Flow from disposals, net of cash	**(86)**	**(89)**

Other Notes to the Consolidated Financial Statements (IFRS)

28. Litigation and claims

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

Following its unilateral withdrawal from the 1992 EU-U.S. Agreement on Trade in Large Civil Aircraft, the U.S. lodged a request on October 6th, 2004 to initiate settlement proceedings before the World Trade Organisation ("WTO"). On the same day, the EU launched a parallel WTO case against the U.S. in relation to its subsidisation of Boeing. Despite several negotiation attempts, the parties have not been able to reach a satisfactory agreement. On May 31st, 2005, the U.S. and the EU each requested the establishment of a panel. At its meeting on July 20th, 2005, the Dispute Settlement Body established the panels. Numerous procedural steps, including new filings by the EU and the U.S. in 2006 have delayed commencement of the litigation. However, on November 15th, 2006, the U.S. filed its first written submission, to which the EU responded on February 9th, 2007. The EU is scheduled to file its first written submission challenging Boeing subsidies in March 2007, to which the U.S. is scheduled to respond in May 2007. Exact timing of further steps in the WTO litigation process is subject to ruling of the panels and to negotiations between the U.S. and the EU. Unless a settlement, which is currently not under discussion, is reached between the parties, the WTO panels will render decisions on the merits of the cases sometime in the future.

The French Autorité des Marchés Financiers (the "AMF") and the German Federal Financial Supervisory Authority (the "BaFin") have started in 2006 investigations for alleged breaches of market regulations and insider trading rules with respect to the A380 delays in 2005 and 2006. Following criminal complaints filed by a shareholders' association and by an individual shareholder (also including a civil claim for damages), French investigating judges are also carrying out investigations on the same grounds. In Germany, several individual shareholders have filed civil actions against the Company to recover their alleged losses in connection with the disclosure of A380 program delays. On October 3rd, 2006, the EADS Board of Directors also decided to conduct an independent assessment of individual discharge of duties in the situation that led to the A380 delays. This investigation will extend to scrutinising potential responsibilities at the management level. The Company reserves all its rights in the circumstances. As of March 8th, 2007, all such assessments are still ongoing.

EADS is not aware of any exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on the financial position, the activities or the results of its group taken as a whole, except as stated above.

EADS recognises provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see Note 21 d.) "Other provisions".

29. Commitments and contingencies

Commitments and contingent liabilities

Sales financing – In relation to its Airbus and ATR activities, EADS is committing itself in sales financing transactions with selected customers. Sales financing transactions are generally collateralised by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment. EADS believes that the estimated fair value of the aircraft securing such commitments will substantially offset any potential losses from the commitments. Any remaining difference between the amount of financing commitments given and the collateral value of the aircraft financed is provided for as an impairment to the relating asset, if assignable, or as a provision for aircraft financing risk. The basis for this write-down is a risk-pricing-model, which is applied at every closing to closely monitor the remaining value of the aircraft.

Depending on which party assumes the risks and rewards of ownership of a financed aircraft, the assets relating to sales financing are accounted for **on the balance sheet** either as (i) an operating lease (see Note 13 "Property, plant and equipment") or (ii) a loan from aircraft financing or (iii) a finance lease receivable (see Note 14 "Investments in associates accounted for under the equity method, other investments and long-term financial assets") or (iv) non-current assets classified as held for sale. As of December 31st, 2006, related accumulated impairment amounts to 272 M € (2005: 319 M €) for operating lease, 199 M € (2005: 396 M €) for loans and finance lease receivables and 0 M € (2005: 196 M €) for non-current assets classified as held for sale. As part of provisions for aircraft financing risks 25 M € (2005: 34 M €) are recorded (see Note 21 d.) "Other provisions").

Certain sales financing transactions include the sale and lease back of the aircraft with a third party lessor under operating lease. Unless the Group has sold down the relating operating lease commitments to third parties, which assume liability for the payments, it is exposed to future lease payments.

Future nominal **operating lease payments** that result from aircraft sales financing transactions are recorded **off balance sheet** and are scheduled to be paid as follows:

(in €m)	
not later than 2007	181
later than 2007 and not later than 2011	702
later than 2011	645
Total	**1,528**
Of which commitments where the transaction has been sold to third parties	(882)
Total aircraft lease commitments where EADS bears the risk (not discounted)	**646**

Total aircraft lease commitments of 1,528 M € as of December 31st, 2006, arise from aircraft head-leases and are typically backed by corresponding sublease income from customers with an amount of 1,096 M €. A large part of these lease commitments (882 M € as of December 31st, 2006) arises from transactions that were sold down to third parties, which assume liability for the payments. EADS determines its gross exposure to such operating leases as the present value of the related payment streams. The difference between gross exposure and the estimated value of underlying aircraft used as collateral, the net exposure, is provided for in full with an amount of 407 M € as of December 31st, 2006, as part of the provision for aircraft financing risk (see Note 21 d.) "Other provisions").

As of December 31st, 2006 and 2005, the total consolidated - **on and off balance sheet** - Commercial Aviation Sales Financing Exposure is as follows (Airbus 100% and ATR 50%):

(in €m)	December 31, 2006	December 31, 2005
Total gross exposure	1,694	3,566
Estimated fair value of collateral (aircraft)	(791)	(2,133)
Net exposure (fully provided for)	**903**	**1,433**

Details of provisions / accumulated impairments are as follows:

(in €m)	December 31, 2006	December 31, 2005
Accumulated impairment on operating leases (see Note 13 "Property, plant and equipment")	272	319
Accumulated impairment on loans from aircraft financing and finance leases (see Note 14 "Investments in associates accounted for under the equity method, other investments and long-term financial assets")	199	396
Non-current assets classified as held for sale	0	196
Provisions for aircraft financing risk (on balance sheet) (see Note 21 d.) "Other provisions")	25	34
Provisions for aircraft financing risk (commitment off balance sheet) (see Note 21 d.) "Other provisions")	407	488
Total provisions / accumulated impairments for sales financing exposure	**903**	**1,433**

Asset value guarantees - Certain sales contracts may include the obligation of an asset value guarantee whereby Airbus or ATR guarantee a portion of the value of an aircraft at a specific date after its delivery. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the asset value guarantee related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise dates of outstanding asset value guarantees are distributed through 2019. If the present value of the guarantee given exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease (see Note 13 "Property, plant and equipment" and Note 26 "Deferred income"). In addition, EADS is contingently liable in case asset value guarantees with less than 10% are provided to customers as part of aircraft sales. Counter guarantees are negotiated with third parties and reduce the risk to which the group is exposed. As of December 31st, 2006 the nominal value of asset value guarantees provided to airlines, that do not exceed the 10% criteria, amount to 1,093 M €, excluding 461 M € where the risk is considered to be remote. In many cases the risk is limited to a specific portion of the residual value of the aircraft. The present value of the risk inherent to the given asset value guarantees where a settlement is being considered as probable is fully provided for and included in the total amount of provisions for asset value risks of 633 M € (see Note 21 d.) "Other provisions"). This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account.

Because exercise dates for asset value guarantees are on average in the 10th year following aircraft delivery, asset value guarantees issued in 2006 will generally not be exercisable prior to 2016, and, therefore, an increase in near-term exposure is not expected.

With respect to ATR, EADS and Finmeccanica are jointly and severally liable to third parties without limitation. Amongst the shareholders, the liability is limited to each partner's proportionate share.

While ***backstop commitments*** to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto, and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR credit risks, such commitments typically contain financial conditions which guaranteed parties must satisfy in order to benefit therefrom.

Other commitments – Other commitments comprise contractual guarantees and performance bonds to certain customers as well as commitments for future capital expenditures.

Future nominal **operating lease payments** (for EADS as a lessee) for rental and lease agreements (not relating to aircraft sales financing) amount to 1,025 M € as of December 31st, 2006, and relate mainly to procurement operations (*e.g.*, facility leases, car rentals). Maturities are as follows:

(in €m)	
Not later than 2007	126
Later than 2007 and not later than 2011	342
Later than 2011	557
Total	**1,025**

30. Information about financial instruments

a) Financial risk management

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest rate risks, as explained below. The management and limitation of the foreign exchange currency risks at EADS is generally carried out by a central treasury department at EADS Headquarters under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is in the responsibility of established treasury committees and the Group's Divisions and Business Units.

Market risk

Currency risk – EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to US Dollar sales, mainly from the activities of Airbus. This hedge portfolio covers the majority of the Group's highly probable transactions.

Significant parts of EADS' revenues are denominated in US Dollars, whereas a major portion of its costs is incurred in Euros and to a smaller extent in GBP. Consequently, to the extent that EADS does not use financial instruments to cover its current and future foreign currency exchange rate exposure, its profits are affected by changes in the Euro-US Dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimise the impact of exchange rate fluctuations on these profits.

For financial reporting purposes, EADS mostly designates a portion of the total firm future cash flows as the hedged position to cover its expected foreign currency exposure. Therefore, as long as the actual gross foreign currency cash inflows (per month) exceed the portion designated as being hedged, a postponement or cancellation of sales transactions and corresponding cash inflows have no impact on the hedging relationship. As hedging instruments, EADS primarily uses foreign currency forwards.

EADS endeavours to hedge the majority of its exposure based on firm commitments and forecasted transactions. For products such as aircraft, EADS typically hedges forecasted sales in US Dollar. The hedged items are defined as first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the flows to be hedged can cover up to 100% of the equivalent of the net US Dollar exposure at inception. For EADS, a forecasted transaction is regarded as highly probable if the future delivery is included in the internally audited order book or is very likely to materialise in view of contractual evidence. The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot rates and interest rates, as applicable. For the non-aircraft business EADS hedges in- and outflows in foreign currencies from sales and purchase contracts typically in low volumes.

The company also has foreign currency derivative instruments which are embedded in certain purchase and lease contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally USD and GBP. Gains or losses relating to such embedded foreign currency derivatives are reported in other financial result. In addition EADS hedges currency risk arising from financial transactions in other currencies than EUR, such as funding transactions or securities.

Interest rate risk – The Group uses an asset-liability management approach with the objective to limit its interest rate risk. The Group undertakes to match the risk profile of its assets with a corresponding liability structure. The remaining net interest rate exposure is managed through several types of interest rate derivatives in order to minimise risks and financial impacts.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item. Regarding cash, EADS is mainly investing in short-term instruments and/or instruments that are related to a floating interest index in order to further minimise any interest risk in its cash and securities portfolio.

Price Risk - The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which generally are short term and subject to only an insignificant price risk. Therefore, the Group assesses its exposure towards price risk as minor.

Liquidity risk

The Group's policy is to maintain sufficient cash and cash equivalents at any time to meet its present and future commitments. This is safeguarded by the reported total amount of the Group's cash and cash equivalents, which is further supported by a substantial amount of unused committed credit facility (3.0 billion € as of December 31st, 2006). On a daily basis, EADS invests any surplus cash mainly in non-speculative highly liquid financial instruments, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which are generally short term.

Credit risk

EADS is exposed to credit risk to the extent of non-performance by either its customers (e.g. airlines) or its counterparts with regard to financial instruments. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited.

Cash transactions and derivative counterparts are limited to high credit quality financial institutions. For such financial transactions EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparts of financial transactions, based at a minimum on their credit ratings as published by Standard & Poors, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated.

Sales of products and services are made to customers after having conducted an appropriate internal credit risk assessment. In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. In determining the amount and terms of the financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers, including price.

b) Notional amounts

The contract or notional amounts of derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

Year ended December 31, 2006 (in €m)	Remaining period								Total
	2007	2008	2009	2010	2011	2012	2013	2014	
Foreign Exchange Contracts:									
Net forward sales (purchase) contracts	10,970	10,358	7,000	3,907	855	0	(1)	(3)	**33,086**
Structured USD forward:									
Purchased USD call options	333	181	114	0	0	0	0	0	**628**
Purchased USD put options	885	181	114	0	0	0	0	0	**1,180**
Written USD call options	885	181	114	0	0	0	0	0	**1,180**
FX swap contracts	3,564	23	15	0	0	0	0	211	**3,813**

Year ended December 31, 2005 (in €m)	Remaining period			Total
	not exceeding 1 year	1 year up to 5 years	more than 5 years	
Foreign Exchange Contracts:				
Net forward sales contracts	9,653	27,076	365	**37,094**
Structured USD forward:				
Purchased USD call options	*119*	*573*	*0*	**692**
Purchased USD put options	*1,495*	*1,190*	*0*	**2,685**
Written USD call options	*1,495*	*1,190*	*0*	**2,685**
FX swap contracts	625	0	117	**742**

The notional amounts of interest rate contracts are as follows, specified by year of expected maturity:

Year ended December 31, 2006 (in €m)	Remaining period								Total
	2007	2008	2009	2010	2011	2012 -17	2018	2019	
Interest Rate Contracts	184	257	140	1,000	15	0	1,542	1,574	**4,712**
Caps	1,000	0	0	0	0	0	0	0	**1,000**

Year ended December 31, 2005 (in €m)	Remaining period			Total
	not exceeding 1 year	1 year up to 5 years	more than 5 years	
Interest Rate Contracts	105	1,504	2,921	**4,530**
Caps	0	1,000	0	**1,000**

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors and the volume of financial instruments, the fair values presented herein may not be indicative of the amounts that the Group could realise in a current market environment.

The following interest rate curves are used in the determination of the fair value in respect of the financial instruments as of December 31st, 2006 and 2005:

December 31, 2006 Interest rate in %	EUR	USD	GBP
6 months	3.85	5.33	5.45
1 year	4.00	5.29	5.62
5 years	4.13	5.10	5.45
10 years	4.20	5.18	5.18

December 31, 2005 Interest rate in %	EUR	USD	GBP
6 months	2.61	4.68	4.54
1 year	2.84	4.83	4.53
5 years	3.21	4.87	4.53
10 years	3.45	4.96	4.46

The carrying amounts and fair values of the Group's major financial instruments are as follows:

	December 31,			
	2006		2005	
(in €m)	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivative Financial Instruments				
Assets:				
Non-current securities	1,294	1,294	1,011	1,011
Current portion of long-term financial assets	103	103	237	237
Current securities[1]	549	549	4,189	4,189
Cash and cash equivalents[1]	8,143	8,143	5,386	5,386
Liabilities:				
Financial liabilities (long-term and short-term)	5,757	5,909	5,097	5,381
Derivative Financial Instruments				
Currency contracts with positive fair values	5,190	5,190	3,913	3,913
Currency contracts with negative fair values	(67)	(67)	(749)	(749)
Interest rate contracts with positive fair values	52	52	40	40
Interest rate contracts with negative fair values	(164)	(164)	(151)	(151)
Embedded foreign currency derivatives with (negative) positive fair values	25	25	(21)	(21)

(1) Regarding the retrospective accounting change of "Current securities" and "Cash and cash equivalents" please refer to Note 2 "Summary of significant accounting policies" and to Note 18 "Securities".

The fair value of financial liabilities as of December 31st, 2006 has been estimated including all future interest payments and also reflects the interest rate as stated in the tables above. The fair value of the EMTN bonds has been assessed using public price quotations.

The European Governments refundable advances of 5,418 M € (in 2005: 5,293 M €) are measured at amortised cost; a fair value can not be measured reliably due to their risk sharing nature and uncertainty about the repayment dates.

Derivative financial instruments regarding currency contracts with a positive fair value of 5,190 M € are designated as cash flow hedges in the amount of 5,067 M €; the currency contracts with a negative fair value of (67) M € are designated as cash flow hedges in the amount of (66) M €. Interest rate derivative financial instruments with a positive fair value of 52 M € include derivatives not designated in a hedging relationship in the amount of 37 M € and derivatives designated as fair value hedges in the amount of 15 M €. Interest rate derivative financial instruments with a negative fair value of (164) M € are designated as cash flow hedges in the amount of (86) M € and 44 M € as fair value hedges. Embedded foreign currency derivatives are not designated in a hedge relationship.

The development of the foreign exchange rate hedging instruments recognised in AOCI is as of December 31st, 2006 and 2005 as follows (for previous year figures adjustments please refer to Note 2 "Summary of significant accounting policies" chapter "Derivative Financial Instruments"):

(in €m)	Equity attributable to equity holders of the parent	Minority interests	Total
January 1, 2005	**5,647**	**0**	**5,647**
Unrealised gains and losses from valuations, net of tax	(2,476)	0	(2,476)
Transferred to profit or loss for the period, net of tax	(1,209)	0	(1,209)
Changes in fair values of hedging instruments recorded in AOCI, net of tax	(3,685)	0	(3,685)
December 31, 2005 / January 1, 2006	**1,962**	**0**	**1,962**
Unrealised gains and losses from valuations, net of tax	2,170	1	2,171
Transferred to profit or loss for the period, net of tax	(943)	0	(943)
Changes in fair values of hedging instruments recorded in AOCI, net of tax	1,227	1	1,228
December 31, 2006	**3,189**	**1**	**3,190**

Financial Assets and Liabilities - Generally, fair values are determined by observable market quotations or valuation techniques supported by observable market quotations.

By applying a valuation technique, such as present value of future cash flows, fair values are based on estimates. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations like estimates as of December 31st, 2006 and 2005, which are not necessarily indicative of the amounts that the Company would record upon further disposal/ termination of the financial instruments.

The methodologies used are as follows:

Short-term investments, cash, short-term loans, suppliers - The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realisation.

Long-term debt; short-term debt - Neither long term nor short term debt is classified as liabilities held for trading and as such accounted for at amortised cost.

Securities - The fair value of securities included in available-for-sale investments is estimated by reference to their quoted market price at the balance sheet date. If a quoted market price is not available, fair value is determined on the basis of generally accepted valuation methods on the basis of market information available at the reporting date.

Currency and Interest Rate Contracts - The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31st, 2006 and 2005.

The following types of **financial assets** held at December 31st, 2006 are recognised at fair value through profit or loss:

(in €m)	Nominal amount at initial recognition	Fair value as of December 31st, 2006
Money Market Funds (accumulating)	3,418	3,459
Bond Funds	18	17
Total	**3,436**	**3,476**

The cumulative unrealised gain recognised in finance income amounts to 37 M €.

In addition EADS invests in Money Market Funds paying interest on a monthly basis. The fair value of those funds corresponds to their nominal amount at initial recognition date amounting to 1,598 M €.

All types of Money Market Funds are presented in Cash and cash equivalent.

31. Share-based Payment

a) Long Term Incentive Plans

Based on the authorisation given to it by the shareholders' meetings (see dates below), the Group's Board of Directors approved (see dates below) stock option plans in 2006, 2005, 2004, 2003, 2002, 2001 and 2000. These plans provide to the members of the Executive Committee as well as to the Group's senior management the grant of options for the purchase of EADS shares. At its 18th, December 2006 meeting, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meeting of 4th, May 2006 approved the granting of performance shares and restricted shares to eligible employees of the Company.

For the 2006 Stock Option Plan, analogous to all of EADS' previous existing stock option plans, the granted exercise price was exceeding the share price at grant date.

In 2006, compensation expense for Stock Option Plans was recognised for an amount of 40 M € (2005: 24 M €).

The fair value of one option granted under the 8th tranche amounts to €8.37, the fair value of one performance and restricted shares amounts to €24.26 as of grant date, respectively.

The following major input parameters where used in order to calculate the fair value of the stock options granted:

Input parameters for the Black Scholes Option Pricing Model

	SOP 2006	SOP 2005	SOP 2004
Share price (€)	25.34	32.79	22.83
Exercise price (€)(1)	25.65	33.91	24.32
Risk-free interest rate (%)(2)	4.13	3.24	3.35
Expected volatility (%)	30.7	24.8	27.0
Estimated option life (years)	5.5	5.5	5.5

(1) The exercise price for the performance and restricted shares are 0 €.
(2) The risk-free interest rate is based on a 5 years zero coupon yield curve.

EADS uses the historical volatilities of its share price as an indicator to estimate the volatility of its stock options granted. To test whether those historical volatilities sufficiently approximate expected future volatilities, they are compared to the implied volatilities of EADS options, which are traded at the market as of grant date. Such options typically have a shorter life of up to two years. In case of only minor differences between the historical volatilities and the implied volatilities, EADS uses historical volatilities as input parameters to the Black Scholes Option Pricing Model (please refer to Note 2 "Summary of significant accounting policies"). For valuation purposes performance criteria are considered to be met.

The estimated option life of 5.5 years is based on historical experience and incorporates the effect of expected early exercises.

The principal characteristics of these options, performance and restricted shares as at 31st, December 2006 are summarised in the tables below:

	First Tranche	Second Tranche	Third Tranche
Date of shareholders' meeting	May 24th, 2000	May 24th, 2000	May 10th, 2001
Date of Board of Directors meeting (grant date)	May 26th, 2000	October 26th, 2000	July 12th, 2001
Number of options granted	5,324,884	240,000	8,524,250
Number of options outstanding	1,743,489	32,000	3,856,519
Total number of eligible employees	850	34	1,650
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Law - Dutch Regulations".		
Expiry date	July 8th, 2010	July 8th, 2010	July 12th, 2011
Conversion right	One option for one share		
Vested	100%	100%	100%
Exercise price	Euro 20.90	Euro 20.90	Euro 24.66
Exercise price conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	2,856,911	188,000	3,490,831

	Fourth Tranche	Fifth Tranche	Sixth Tranche
Date of shareholders' meeting	May 10th, 2001	May 6th, 2003	May 6th, 2003
Date of Board of Directors meeting (grant date)	August 9th, 2002	October 10th, 2003	October 8th, 2004
Number of options granted	7,276,700	7,563,980	7,777,280
Number of options outstanding	2,911,916	5,229,965	7,599,700
Total number of eligible employees	1,562	1,491	1,495
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Law - Dutch Regulations"). As regards to the sixth tranche, part of the options granted to the top EADS Executives are performance related.		
Expiry date	August 8th, 2012	October 9th, 2013	October 7th, 2014
Conversion right	One option for one share		
Vested	100%	100%	50%
Exercise price	Euro 16.96	Euro 15.65	Euro 24.32
Exercise price conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	4,115,534	2,116,545	2,400

	Seventh Tranche	Eighth Tranche
Date of shareholders' meeting	May 11th, 2005	May 4th, 2006
Date of Board of Directors meeting (grant date)	December 9th, 2005	December 18th, 2006(1)
Number of options granted	7,981,760	1,747,500
Number of options outstanding	7,907,600	1,747,500
Total number of eligible employees	1,608	221
Exercise date	50% of options may be exercised after a period of two years from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules - see "Part 2/3.1.3 Governing Law - Dutch Regulations"). As regards to the seventh tranche, part of the options granted to the top EADS Executives are performance related.	
Expiry date	December 8th, 2015	December 16th, 2016
Conversion right	One option for one share	
Vested	0%	0%
Exercise price	Euro 33.91	Euro 25.65
Exercise price conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	0	0

	Eighth Tranche	
	Performance share plan	Restricted share plan
Number of shares granted	1,344,625	391,300
Date of Board of Directors meeting (grant date)	December 18th, 2006(1)	December 18th, 2006(1)
Total number of eligible employees	1,637	
Vesting date	The performance and restricted shares will vest if the participant is still employed by an EADS company and, in the case of performance shares, upon achievement of mid-term business performance. The vesting period will end at the date of publication of the 2009 annual results, expected in March 2010.	

(1) The eighth tranche was published to the employees up to January 8th, 2007.

The following table summarises the development of the number of stock options:

First & Second Tranche	Number of Options				
	Options granted	Balance at January 1	Exercised	Forfeited	Balance at December 31
2000	5,564,884	-	-	(189,484)	5,375,400
2001	-	5,375,400	-	-	5,375,400
2002	-	5,375,400	-	-	5,375,400
2003	-	5,375,400	-	(75,000)	5,300,400
2004	-	5,300,400	(90,500)	(336,000)	4,873,900
2005	-	4,873,900	(2,208,169)	(121,000)	2,544,731
2006		2,544,731	(746,242)	(23,000)	1,775,489

Third Tranche	Number of Options				
	Options granted	Balance at January 1	Exercised	Forfeited	Balance at December 31
2001	8,524,250	-	-	(597,825)	7,926,425
2002	-	7,926,425	-	-	7,926,425
2003	-	7,926,425	-	(107,700)	7,818,725
2004	-	7,818,725	-	(328,500)	7,490,225
2005	-	7,490,225	(2,069,027)	(132,475)	5,288,723
2006		5,288,723	(1,421,804)	(10,400)	3,856,519

Fourth Tranche	Number of Options				
	Options granted	Balance at January 1	Exercised	Forfeited	Balance at December 31
2002	7,276,700	-	-	(600)	7,276,100
2003	-	7,276,100	-	(70,125)	7,205,975
2004	-	7,205,975	(262,647)	(165,500)	6,777,828
2005	-	6,777,828	(2,409,389)	(9,250)	4,359,189
2006		4,359,189	(1,443,498)	(3,775)	2,911,916

Fifth Tranche	Number of Options				
	Options granted	Balance at January 1	Exercised	Forfeited	Balance at December 31
2003	7,563,980	-	-	-	7,563,980
2004	-	7,563,980	(9,600)	(97,940)	7,456,440
2005	-	7,456,440	(875,525)	(87,910)	6,493,005
2006		6,493,005	(1,231,420)	(31,620)	5,229,965

Sixth Tranche	Number of Options				
	Options granted	Balance at January 1	Exercised	Forfeited	Balance at December 31
2004	7,777,280	-	-	-	7,777,280
2005	-	7,777,280	-	(78,220)	7,699,060
2006		7,699,060	(2,400)	(96,960)	7,599,700

SeventhTranche	Number of Options				
	Options granted	Balance at January 1	Exercised	Forfeited	Balance at December 31
2005	7,981,760	-	-	-	7,981,760
2006		7,981,760	-	(74,160)	7,907,600

EighthTranche	Number of Options				
	Options granted	Balance at January 1	Exercised	Forfeited	Balance at December 31
2006	1,747,500	-	-	-	1,747,500

Total options for all Tranches	**46,436,354**	-	**(12,770,221)**	**(2,637,444)**	**31,028,689**

Performance/restricted shares plan	Number of Shares				
	Shares granted	Balance at January 1	Vested	Forfeited	Balance at December 31
Performance shares in 2006	1,344,625	-	-	-	1,344,625
Restricted shares in 2006	391,300	-	-	-	391,300
Total shares	**1,735,925**	-	-	-	**1,735,925**

b) Employee Stock Ownership Plan (ESOP)

In 2006, no ESOP was issued by the company. Therefore, no compensation expense was recognised in 2006 (2005: 9 M €) in connection with the ESOPs.

32. Related party transactions

Related parties – The Group has entered into various transactions with related companies in 2006, 2005 and 2004 that have all been carried out in the normal course of business. As is the Group's policy, all related party transactions have to be carried out at arm's length. Transactions with related parties include the French State, DaimlerChrysler, Lagardère and SEPI (Spanish State). Except for the transactions with the French State and SEPI, the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Eurocopter, Astrium and Defence & Security divisions for programs like Tiger, M51 / M45 ballistic missiles and SCALP naval cruise missiles. The transactions with Spanish State include mainly sales from the MTA division for programs like the A400M.

Remuneration – Remuneration and related compensation costs of all of the members of the Board of Directors in office as at December 31st, 2006 amounted to 6 M € for the period ended December 31st, 2006 (in 2005: 8 M €). These amounts do not comprise the amounts of the estimated cost of stock-based compensation of Directors.

The 2006 amount does not comprise either the amounts granted in 2006 to the former Director Noël Forgeard in remuneration for his membership with the Board of Directors and under the terms of his employment contract as termination package. For more information in respect of remuneration of former Director, see "Notes to the Company Financial Statements - Note 11: Remuneration".

EADS has not provided any loans to/advances to/guarantees on behalf of Directors or former Directors.

In 2006, total remuneration of EADS Executive Committee members in office as at December 31st, 2006 (therefore excluding former Executive Committee members, but including those Executive Board Directors who are also Executive Committee members) amounted to 11 M € (2005: 13 M €). Additionally, stock-options granted in 2006 for this group of managers represented 475,000 options and performance shares granted in 2006 represented 133,750 shares.

The Executive Committee members have pension promises as part of their employment agreements. The general policy is to give them annual pension of 50% of their annual base salary after five years in the Executive Committee of EADS at the age of 60 to 65. In case of the CEOs, the retirement age is 60. This obligation increases to 60% after ten years of service in the EADS Executive Committee.

For those Executive Committee members in office as at December 31st, 2006, the amount of the pension net defined benefit obligation amounted to 18 M € while the cumulative amount of current service cost and interest cost related to their benefit obligation accounted for during fiscal year 2006 represented an expense of 2 M €.

The Executive Committee members are furthermore entitled to a termination package when they leave the Company as a result of a decision of the Company. The employment contracts for the Executive Committee members are concluded for an indefinite term with an indemnity of up to a maximum of 24 months of their target income. The maximum 24 months indemnity can be reduced prorata depending on the age of departure.

Executive Committee members are also entitled to a company car.

33. Investment property

The Group owns investment property, that is leased to third parties. For the purposes of IAS 40 "Investment property" the fair values have been determined by using market based multipliers for estimated rental income or using available market prices.

Buildings held as investment property are depreciated on a linear basis over their useful life up to 20 years. The values assigned to investment property are as follows:

(in €m)	Historical cost	Accumulated depreciation December 31, 2005	Book value December 31, 2005	Transfer Historical cost	Depreciation Amortisation	Transfer Accumulated depreciation	Accumulated depreciation December 31, 2006	Net at December 31, 2006
Book value of Investment Property	253	(119)	134	18	(12)	(3)	(134)	**137**

As of December 31st, 2006, the fair value of the Group's investment property amounts to 154 M € (in 2005: 134 M €). Related rental income in 2006 is 15 M € (in 2005: 15 M €) with direct operating expenses amounting to 7 M € (in 2005: 8 M €).

34. Interest in Joint Ventures

The Group's principal investments in joint ventures and the proportion of ownership are included in Appendix "Information on principal investments". Joint ventures are consolidated using the proportionate method.

The following amounts represent the Group's aggregate share of the assets and liabilities and income and expenses of the significant joint ventures (MBDA, Atlas and ATR):

(in €m)	2006	2005
Non current assets	830	680
Current assets	3,503	3,379
Non current liabilities	612	362
Current liabilities	3,245	3,162
Revenues	2,006	1,828
Profit for the period	170	121

35. Earnings per Share

The profit for the period attributable to equity holders of the parent (Net income) for 2004 was adjusted due to retrospective application of IFRS 2 "Share-based Payment" amounting to (12) M € and due to IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) in 2004 with an amount of 185 M €.

Basic earnings per share – Basic earnings per share are calculated by dividing profit for the period attributable to equity holders of the parent (Net income) by the weighted average number of issued ordinary shares during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	2006	2005	2004
Profit for the period attributable to equity holders of the parent (Net income)	99 M €	1,676 M €	1,203 M €
Weighted average number of ordinary shares	800,185,164	794,734,220	801,035,035
Basic earnings per share	0.12 €	2.11 €	1.50 €

The effect from applying in 2006 the IAS 19 equity approach instead of the corridor approach contributes 0.03 € to basic earnings per share. For further details please refer to Note 2 "Summary of significant accounting policies" and Note 21 b) "Provisions for retirement plans".

Diluted earnings per share - For the calculation of the diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all potential ordinary shares. The Group's only category of dilutive potential ordinary shares is stock options. In 2006, the average share price of EADS exceeded the exercise price of the stock options under the 1st, 2nd, 3rd, 4th, 5th and 6th stock option plan (in 2005: 1st, 2nd, 3rd, 4th, 5th, and 6th stock option plan; in 2004: 4th and 5th stock option plan). Hence, 4,130,499 shares (2005: 5,482,133 shares; 2004: 3,047,837 shares) were considered in the calculation of diluted earnings per share.

	2006	2005	2004
Profit for the period attributable to equity holders of the parent (Net income)	99 M €	1,676 M €	1,203 M €
Weighted average number of ordinary shares	804,315,663	800,216,353	804,082,872
Diluted earnings per share	0.12 €	2.09 €	1.50 €

The effect from applying in 2006 the IAS 19 equity approach instead of the corridor approach contributes 0.03 € to diluted earnings per share. For further details please refer to Note 2 "Summary of significant accounting policies" and Note 21 b) "Provisions for retirement plans".

36. Number of Employees

The number of employees at December 31st, 2006 is 116,805 as compared to 113,210 at December 31st, 2005.

37. Events after the balance sheet date

Following an agreement dated January 10th, 2007, EADS sold its remaining 60% shares of Sogerma Services as well as the shares of the subsidiaries Barfield and Sogerma Tunisia (please also refer to Note 19 "Non-current assets / disposal groups classified as held for sale").

EADS sold on February 12th, 2007 its 2.1% share in EMBRAER Empresa Brasileira de Aeronáutica S.A. for a total proceed (before taxes and bank fees) of 124 M €.

On February 28th, 2007, the Airbus management disclosed the restructuring portion of its program called "Power 8" to the public and to the Airbus European Works Council. The Airbus management will implement strong cost reductions and cash generating efforts leading to expected EBIT contributions of 2.1 billion € from 2010 onwards and additional 5 billion € of cumulative cash flow from 2007 to 2010. The restructuring program includes a progressive headcount reduction of 10,000 overhead positions over four years of which 5,000 are temporary or on-site subcontractors. Furthermore, Airbus will focus on its core activities in the future, therefore is seeking partners for sites like for Nordenham, Filton and Méaulte to invest into composite technology. The sites of Varel, Laupheim and St. Nazaire-Ville will be offered for sale or gathered with nearby sites. In addition, Airbus will streamline for future and existing programs its final assembly lines in the different countries. This includes a third A320 family final assembly line in Hamburg in order to manage the steep ramp-up of this program. The A350XWB will be assembled in Toulouse and the future New Short Range in Hamburg. Also, Airbus will introduce a fully integrated and transnational organisation. Therefore, Airbus will replace the current organisation of eight nationally structured Centres of Excellence by four transnational centres of excellence. Finally, Airbus will make use of shared services within EADS. Regarding the expected restructuring costs related to the Power 8 program, Airbus will set up restructuring provisions in its first quarter of 2007 accounts.

EADS published on March 2nd, 2007 that the A380F program has been re-scheduled but remains an active part of the A380 aircraft family. Therefore, activities for the A380F program have been interrupted, including activities of the suppliers. The U.S. logistics company UPS subsequently cancelled its order of ten A380F aircraft.

These consolidated financial statements have been authorised for issuance by the Board of Directors on March 8th, 2007.

Appendix: Information on principal investments - Consolidation Scope

	2006	%	2005	%	Company	Head office
Airbus						
			F	80.00	128829 Canada Inc.	Canada
	F	100.00			AD Grundstückgesellschaft GmbH	Pöcking (Germany)
			F	80.00	AFS (Cayman) Ltd	Ireland
	F	100.00	F	80.00	AFS Cayman 11 Limited	Cayman Isle
	F	100.00	F	80.00	AFS Cayman Aerospace Limited	Ireland
			F	80.00	AFS USA 1 inc	U.S.A.
	F	100.00	F	80.00	AI leasing Inc.	U.S.A.
	F	100.00	F	80.00	AI Participations S.A.R.L.	Blagnac (France)
			F	80.00	AIFI LLC	Isle Of Man
	F	100.00	F	80.00	AIFS (Cayman) ltd.	Cayman Isle
	F	100.00	F	80.00	AIFS Cayman Liquidity ltd.	Cayman Isle
	F	100.00	F	80.00	AIFS Leasing Company Limited	Ireland
	F	100.00	F	80.00	Airbus North American Holdings Inc. (AINA Inc.)	U.S.A.
	F	100.00	F	80.00	Airbus A320 Financing limited	Ireland
	F	100.00	F	80.00	Airbus China limited	Hong-Kong
	F	100.00	F	80.00	Airbus Deutschland GmbH	Hamburg (Germany)
	F	100.00	F	80.00	Airbus Espana SL	Madrid (Spain)
	F	100.00	F	80.00	Airbus Finance Company Ltd	Dublin (Ireland)
	F	100.00	F	80.00	Airbus Financial Service Holdings B.V.	Netherlands
			F	80.00	Airbus Financial Service Holdings ltd.	Ireland
	F	100.00	F	80.00	Airbus Financial Service Unlimited	Ireland
	F	100.00	F	80.00	Airbus France S.A.S	Toulouse (France)
	F	100.00	F	80.00	Airbus Holding SA	France
	F	100.00	F	80.00	Airbus Invest	Toulouse (France)
	F	100.00	F	80.00	Airbus North America Engineering	U.S.A.
	F	100.00	F	80.00	Airbus North American Holdings Inc. (AINA)	U.S.A.
	F	100.00	F	80.00	Airbus S.A.S	Toulouse (France)
	F	100.00	F	80.00	Airbus North America Customer Service, Inc. (ASCO)	U.S.A.
	F	100.00	F	80.00	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
			F	80.00	Airbus Treasury Company	Ireland
	F	100.00	F	80.00	Airbus UK Limited	UK
			E	16.00	Alexandra Bail G.I.E	France
			F	80.00	Avaio Aerospace Limited	Ireland
			F	80.00	Avaio Aviation Limited	Ireland
			F	80.00	Avaio International Limited	Ireland
			F	80.00	Avaio Leasing Limited	Ireland
	F	100.00	F	80.00	Avaio Limited	Isle Of Man
	F	100.00	F	80.00	Aviateur Aerospace Limited	Ireland
	F	100.00	F	80.00	Aviateur Eastern Limited	Ireland
	F	100.00	F	80.00	Aviateur Finance Limited	Ireland

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

	2006	%	2005	%	Company	Head office
	F	100.00	F	80.00	Aviateur International Limited	Ireland
	F	100.00	F	80.00	Aviateur Leasing Limited	Ireland
			F	80.00	Aviateur Limited	Ireland
	E	26.40	E	26.40	Avion Capital Limited	Ireland
			F	80.00	Avion Finance Limited	Ireland
	F	100.00	F	80.00	AVSA Canada Inc.	Canada
			F	80.00	AVSA SARL	Blagnac (France)
	F	100.00	F	80.00	Norbus	U.S.A.
	F	100.00	F	80.00	Star Real Estate SAS	Boulogne (France)
	F	100.00	F	80.00	Total Airline Service Company	United Arab Emirates
	Additionally consolidated are 41 SPEs.					
Military Transport Aircraft						
	F	90.00	F	76.12	Airbus Military S.L.	Madrid (Spain)
	F	100.00	F	100.00	EADS CASA North America, Inc	Chantilly / Virginia (USA)
	F	100.00	F	100.00	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
	F	77.21	F	76.41	EADS PZL "WARSZAWA-OKECIE" S.A.	Warsaw (Poland)
Eurocopter						
	F	100.00	F	100.00	AA military maintenance Pty. Ltd.	Brisbane (Australia)
	F	100.00	F	100.00	AA New Zealand Pty. Ltd.	Bankstown (Australia)
	F	100.00	F	100.00	American Eurocopter Corp.	Dallas, Texas (USA)
	F	60.00	F	60.00	American Eurocopter LLC	Dallas, Texas (USA)
	F	100.00	F	100.00	Australian Aerospace Ltd.	Bankstown (Australia)
	F	100.00	F	100.00	EIP Holding Pty. Ltd.	Bankstown (Australia)
	F	75.00	F	75.00	Eurocopter South East Asia Pte. Ltd.	Singapore (Singapore)
	F	100.00	F	100.00	Eurocopter Canada Ltd.	Ontario (Canada)
	F	100.00	F	100.00	Eurocopter Deutschland GmbH	Donauwörth (Germany)
	F	100.00	F	100.00	Eurocopter España S.A.	Madrid (Spain)
	F	100.00	F	100.00	Eurocopter Holding S.A.	Paris (France)
	F	100.00	F	100.00	Eurocopter S.A.S.	Marignane (France)
	F	100.00			Eurocopter Training Services SAS	Marignane (France)
	F	76.52	F	76.52	Helibras - Helicopteros do Brasil S.A.	Itajuba (Brazil)
	E	25.00			HFTS Helicopter Flight Training Services GmbH	Hallbergmoos (Germany)
Defence & Security						
	F	100.00	F	100.00	Aircraft Services Lemwerder GmbH	Lemwerder (Germany)
	P	37.50	P	37.50	ALKAN	Valenton (France)
	F	100.00	F	100.00	Apsys	Suresnes (France)
	E	13.20			Arbeitsgemeinschaft Marinelogistik	Bremen (Germany)
	E	12.00			Atlas Defence Technology SDN.BHD	Kuala Lumpur (Malaysia)
	P	40.00			Atlas Elektronik PTY Limited	St. Leonards (Australia)
	P	40.00			Atlas Elektronik GmbH	Bremen (Germany)
	P	40.00			Atlas Hydrographic Holdings PTY Limited	St. Leonards (Australia)
	P	40.00			Atlas Hydrographic GmbH	Bremen (Germany)
	P	40.00			Atlas Maridan ApS	Horsholm (Denmark)
	P	40.00			Atlas Naval Systems Malaysia SDN.BHD.	Kuala Lumpur (Malaysia)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

2006	%	2005	%	Company	Head office
F	55.00	F	55.00	Aviation Defense Service S.A.	Saint-Gilles (France)
P	50.00	P	50.00	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau/Inn (Germany)
E	16.00			CybiCOM Atlas Defence (Proprietary) Limited	Umhlanga Rocks, South Africa
F	100.00	F	100.00	Defense Security Systems Solutions Inc.	San Antonio, Texas (USA)
F	100.00	F	100.00	Dornier Consulting GmbH	Friedrichshafen (Germany)
F	100.00	F	100.00	Dornier Flugzeugwerft GmbH	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS CASA S.A. (Unit: Military Aircraft)	Madrid (Spain)
F	100.00	F	100.00	EADS CASA S.A. (Unit: Operations Service)	Madrid (Spain)
F	100.00	F	100.00	EADS Defence & Security Systems Limited	Newport, Wales (UK)
F	100.00	F	100.00	EADS Defence & Security Systems Limited - Holding	Newport, Wales (UK)
F	100.00	F	100.00	EADS Defence & Security Systems SA	Velizy (France)
F	100.00	F	100.00	EADS Deutschland GmbH – Defence Headquarter [before: VA Restaktivitäten]	Unterschleißheim (Germany)
		F	100.00	EADS Deutschland GmbH - Dornier Services	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH - Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH - Military Aircraft TB 51	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH – Verteidigung und Zivile Systeme	Ulm (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH (Unit: Operations Services)	Unterschleißheim (Germany)
F	100.00	F	100.00	EADS North America Defense Company	Wilmington, Delaware (USA)
F	100.00	F	100.00	EADS Operations & Services UK	Yeovil, Somerset (UK)
F	100.00	F	100.00	EADS Secure Networks Oy	Helsinki (Finland)
F	100.00	F	100.00	EADS Secure Networks SAS	Bois d'Arcy (France)
F	100.00	F	100.00	EADS Services	Boulogne (France)
F	100.00	F	100.00	EADS System & Defence Electronics Belgium	Oostkamp (Belgium)
F	100.00	F	100.00	EADS Telecom Deutschland GmbH	Ulm (Germany)
F	100.00	F	100.00	EADS Telecom Deutschland GmbH	Unterschleißheim (Germany)
F	100.00	F	100.00	EADS Telecom Espana	Madrid (Spain)
F	100.00	F	100.00	EADS Telecom Mexico SA de CV	Mexico DF (Mexico)
F	100.00			ECATS	Paris (France)
E	30.00	E	30.00	ESG Elektroniksystem- und Logistikgesellschaft	Munich (Germany)
		F	100.00	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
		F	100.00	Ewation GmbH	Ulm (Germany)
F	100.00	F	100.00	Fairchild Controls Corporation	Frederick Maryland (USA)
F	100.00	F	100.00	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
F	100.00	F	100.00	Germantown Holding Company	Frederick Maryland (USA)
F	100.00	F	100.00	Gesellschaft für Flugzieldarstellung mbH	Hohn, Germany
F	100.00			Get Electronique S.A.	Castres (France)
F	100.00	F	100.00	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
F	100.00			IFR France S.A.	Blagnac (France)
F	100.00	F	100.00	Integrated Defense Systems NA	Wilmington, Delaware (USA)
P	37.50	F	81.25	LFK – Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
F	100.00	F	100.00	M.P. 13	Paris (France)
P	50.00	P	50.00	Maîtrise d'Oeuvre SyStème	Issy les Moulineaux (France)
F	100.00	F	100.00	Manhattan Beach Holdings Co.	Frederick Maryland (USA)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

	2006	%	2005	%	Company	Head office
	P	37.50	P	37.50	Marconi Overside Ldt.	Chelmsford (UK)
	F	100.00	F	100.00	Matra Aerospace Inc.	Frederick Maryland (USA)
	F	100.00	F	100.00	Matra Défense	Velizy (France)
	P	37.50	P	37.50	Matra Electronique	La Croix Saint-Ouen (France)
	F	100.00	F	100.00	Matra Holding GmbH	Frankfurt (Germany)
	P	37.50	P	37.50	MBDA France	Velizy (France)
	P	37.50	P	37.50	MBDA Holding	Velizy (France)
	P	37.50	P	37.50	MBDA Inc	Westlack, CA (USA)
	P	37.50	P	37.50	MBDA Italy SpA	Roma (Italy)
	P	37.50	P	37.50	MBDA M S.A.	Chatillon sur Bagneux (France)
	P	37.50	P	37.50	MBDA SAS	Velizy (France)
	P	37.50	P	37.50	MBDA Services	Velizy (France)
	P	37.50	P	37.50	MBDA Treasury	Jersey (UK)
	P	37.50	P	37.50	MBDA UK Ltd.	Stevenage, Herts (UK)
	E	26.80			Patria Industries Oyj	Finland
	F	80.00	F	80.00	Pentastar Holding	Paris (France)
	F	100.00	F	100.00	Proj2	Paris (France)
	P	50.00	P	50.00	Propulsion Tactique S.A.	La Ferte Saint Aubin (France)
	F	100.00	F	100.00	Racal Instruments US	San Antonio, Texas (USA)
	F	100.00	F	100.00	Racal Instruments UK	Wimborne, Dorset (UK)
	E	33.00	E	33.00	Reutech Radar Systems (Pty) Ltd.	Stellenbosch (South Africa)
	E	18.75	E	18.75	Roxel	Saint-Médard-en-Jalles (France)
	F	100.00			Sofrelog S.A.	Bozons (France)
	P	40.00			Sonartech Atlas Pty Ltd.	St. Leonards (Australia)
	F	100.00	F	100.00	Sycomore S.A.	Boulogne-Billancourt (France)
	F	100.00	F	100.00	Talon Instruments	San Dimas, CA (USA)
	P	25.13	F	67.00	TAURUS Systems GmbH	Schrobenhausen (Germany)
	P	37.50	F	100.00	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
			E	25.00	Telefunken Radio Communication Systems GmbH & Co. KG	Ulm (Germany)
	F	100.00	F	100.00	Test & Services France	Velizy (France)
	F	99.99	F	99.99	Test & Services North America	Wilmington, Delaware (USA)
	F	100.00	F	100.00	TYX Corp.	Reston, VA (USA)
	E	50.00	E	50.00	United Monolithic Semiconductors France SAS	Orsay (France)
	E	50.00	E	50.00	United Monolithic Semiconductors Holding	Orsay (France)
	E	50.00	E	50.00	United Monolithics Semiconductor GmbH	Ulm (Germany)
	F	90.00	F	90.00	UTE CASA A.I.S.A.	Madrid (Spain)
Astrium						
	F	100.00	F	100.00	Astrium GmbH - Satellites (in 2005: EADS Astrium GmbH)	Munich (Germany)
	F	100.00	F	100.00	Astrium GmbH - Space Transportation (in 2005: EADS Space Transportation GmbH)	Munich (Germany)
	F	100.00	F	100.00	Astrium Holding SAS (in 2005: EADS Space Transportation (Holding) SAS)	Paris (France)
	F	100.00	F	100.00	Astrium Ltd. - Satellites (in 2005: EADS Astrium Ltd.)	Stevenage (UK)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

	2006	%	2005	%	Company	Head office
	F	100.00	F	100.00	Astrium SAS - Satellites (in 2005: EADS Astrium SAS)	Toulouse (France)
	F	100.00	F	100.00	Astrium SAS - Services (in 2005: EADS Space Management & Services SAS)	Paris (France)
	F	100.00	F	100.00	Astrium SAS - Space Transportation (in 2005: EADS Space Transportation SAS)	Les Muraux (France)
	F	100.00			Astrium Services GmbH	Ottobrunn (Germany)
	F	100.00	F	100.00	Computadoras, Redes e Ingenieria SA (CRISA)	Madrid (Spain)
	F	100.00			Dutch Space B.V.	Leiden (Netherlands)
	F	100.00	F	100.00	EADS Astrium Jersey Ltd.	Jersey (UK)
	F	100.00	F	100.00	EADS Astrium N.V.	The Hague (Netherlands)
	F	100.00			EADS Astrium SL	Madrid (Spain)
	F	100.00	F	100.00	EADS CASA Espacio S.L.	Madrid (Spain)
	F	100.00	F	100.00	EADS Deutschland GmbH – Space Services	Munich (Germany)
			F	100.00	EADS Space B.V.	Amsterdam (Netherlands)
			F	100.00	EADS Space Transportation N.V.	Amsterdam (Netherlands)
	F	100.00	F	100.00	Infoterra GmbH	Friedrichshafen (Germany)
	F	100.00	F	100.00	Infoterra Ltd	Southwood (UK)
	F	100.00			Infoterra SAS	Toulouse (France)
	F	100.00	F	100.00	Matra Marconi Space UK Ltd.	Stevenage (UK)
	F	75.00			MilSat Services GmbH	Bremen (Germany)
	F	100.00	F	100.00	MMS Systems Ltd	Stevenage (UK)
	E	47.40	E	47.40	Nahuelsat S.A.	Buenos Aires (Argentina)
	F	100.00	F	100.00	Paradigm Secure Communications (Holding) Ltd.	Stevenage (UK)
	F	100.00	F	100.00	Paradigm Secure Communications Ltd	Stevenage (UK)
	F	100.00	F	100.00	Paradigm Services Ltd	Stevenage (UK)
	F	89.98			Sodern S.A.	Limeil Brevannes (France)
	E	40.03			Spot Image	Toulouse (France)
	F	100.00	F	100.00	TESAT-Spacecom Geschäftsführung GmbH	Backnang (Germany)
	F	100.00	F	100.00	TESAT-Spacecom GmbH & Co. KG	Backnang (Germany)
Other Businesses						
	F	80.00	F	80.00	Aerobail GIE	Paris (France)
	P	50.00	P	50.00	ATR Eastern Support	Singapore (Singapore)
	P	50.00	P	50.00	ATR GIE	Toulouse (France)
	P	50.00	P	50.00	ATR International SARL	Toulouse (France)
	P	50.00	P	50.00	ATR North America Inc.	Washington D.C. (USA)
	P	50.00	P	50.00	ATR Training Center SARL	Toulouse (France)
	P	50.00	P	50.00	ATRiam Capital Ltd.	Dublin (Ireland)
	F	50.10	F	50.10	Composites Aquitaine S.A.	Salaunes (France)
	F	50.00	F	50.00	Composites Atlantic Ltd.	Halifax (Canada)
			F	88.00	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)
	F	100.00	F	100.00	EADS ATR S.A.	Toulouse (France)
	E	49.99	E	49.99	EADS Revima APU S.A.	Caudebec en Caux (France)
	F	100.00	F	100.00	EADS Revima S.A.	Tremblay en France (France)
	F	100.00	F	100.00	EADS Seca S.A.	Le Bourget (France)
	F	100.00	F	100.00	EADS Socata S.A.	Le Bourget (France)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

2006	%	2005	%	Company	Head office
F	100.00	F	100.00	EADS Sogerma S.A.	Mérignac (France)
F	50.10	F	50.10	EADS Sogerma Tunisie	Monastir (Tunisia)
F	100.00	F	100.00	Elbe Flugzeugwerke GmbH	Dresden (Germany)
F	100.00	F	100.00	Maroc Aviation S.A.	Casablanca (Morocco)
F	100.00	F	100.00	Noise Reduction Engineering B.C.	Washington D.C. (USA)
F	100.00	F	100.00	Socata Aircraft Inc.	Miami, Florida (USA)
F	100.00	F	100.00	Sogerma America Barfield B.C.	Miami, Florida (USA)
		F	100.00	Sogerma Drawings S.A.	Mérignac (France)
F	60.00			Sogerma Services S.A.	Mérignac (France)
Additionally consolidated are 23 SPCs.					
Headquarters					
E	23.15			Aero Precision	(USA)
		F	100.00	Airbus Financial Company Holding B.V.	Dublin (Ireland)
F	75.00	F	75.00	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
		E	46.30	Dassault Aero Service	(France)
E	46.30			Dassault Aircraft Services	(USA)
		E	46.30	Dassault Assurances Courtage	(France)
E	46.30	E	46.30	Dassault Aviation	Paris (France)
E	46.30	E	46.30	Dassault Falcon Jet	Teterboro N.J. (USA)
E	46.30	E	46.30	Dassault Falcon Jet	Wilmington (USA)
E	46.30	E	46.30	Dassault Falcon Service	Bonneuil en France
E	46.30	E	46.30	Dassault International (USA) Inc	Paramus N.J. (USA)
E	46.30	E	46.30	Dassault Procurement Services Inc	Paramus N.J. (USA)
		E	46.30	Dassault Sagem Tactical U A V	(France)
		E	46.30	Dassault-Reassurance	(France)
F	97.11	F	97.11	Dornier Zentrale	Friedrichshafen (Germany)
F	88.00			EADS Aeroframe Services LLC	Lake Charles, Louisiana (USA)
F	100.00			EADS Airbus Holding SAS	Paris (France)
F	100.00	F	100.00	EADS CASA France	Paris (France)
F	100.00	F	100.00	EADS CASA S.A. (Headquarters)	Madrid (Spain)
F	100.00	F	100.00	EADS Deutschland GmbH – Zentrale	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH, FO - Forschung	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH, LO - Liegenschaften OTN	Munich (Germany)
F	100.00	F	100.00	EADS Dornier Raumfahrt Holding GmbH	Ottobrunn (Germany)
F	100.00	F	100.00	EADS Finance B.V.	Amsterdam (Netherlands)
F	100.00	F	100.00	EADS France	Paris (France)
F	100.00	F	100.00	EADS North America Inc.	Washington D.C. (USA)
F	97.11	F	97.11	EADS Real Estate Dornier Grundstücke GmbH & Co. KG	Taufkirchen (Germany)
F	100.00	F	100.00	EADS Real Estate Objekt Nabern GmbH & Co. KG	Taufkirchen (Germany)
F	100.00			EADS Sogerma Participant	Lake Charles, Louisiana (USA)
E	23.15			Falcon Training Center	France
E	46.30			Midway	USA
E	46.30	E	46.30	Sogitec Industries	Suresnes (France)

F: Fully consolidated. P: Proportionate. E: Equity method.
The stated percentage of ownership is related to the respective parent company.

Auditors' Report on the Consolidated Financial Statements (IFRS)

To: The European Aeronautic Defence and Space Company EADS N.V. shareholders.

Report on the Consolidated Financial Statements

We have audited the accompanying 2006 consolidated financial statements which are part of the financial statements of European Aeronautic Defence and Space Company EADS N.V., Amsterdam, authorised for issue on March 8, 2007, which comprise the consolidated balance sheets as at December 31st, 2006, the income statements, the statements of changes in equity and the statements of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of European Aeronautic Defence and Space Company EADS N.V. as at December 31st, 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, March 19, 2007	Amsterdam, March 19, 2007
KPMG Accountants N.V L.A. Blok	Ernst & Young Accountants F.A.L. van der Bruggen

1.2.2 Company Financial Statements

BALANCE SHEET OF THE COMPANY FINANCIAL STATEMENTS

(in €m) **Assets**	Note	December 31, 2006	December 31, 2005
Fixed assets			
Goodwill	2	4,354	4,354
Financial fixed assets	2	12,298	12,706
		16,652	**17,060**
Non-fixed assets			
Receivables and other assets	3	4,387	3,959
Securities	4	1,660	5,005
Cash and cash equivalents	4	6,862	3,093
		12,909	**12,057**
Total assets		**29,561**	**29,117**
Liabilities and stockholders' equity			
Stockholders' equity [1]	5		
Issued and paid up capital		816	818
Share premium		8,160	8,715
Revaluation reserves		3,657	2,359
Other legal reserves		1,472	1,993
Treasury shares		(349)	(445)
Retained earnings		(741)	(386)
		13,015	**13,054**
Non-current liabilities			
Financial liabilities	6	320	357
Non current other liabilities	6	1,518	1,523
		1,838	**1,880**
Current liabilities			
Liability for puttable instruments	7	-	3,500
Current other liabilities	8	14,708	10,683
		14,708	**14,183**
Total liabilities and stockholders' equity		**29,561**	**29,117**

(1) The balance sheet is prepared after appropriation of the net result.

INCOME STATEMENT OF THE COMPANY FINANCIAL STATEMENTS

(in €m)	2006	2005
Income from investments	95	1,692
Other results	4	(16)
Net result	**99**	**1,676**

Notes to the Company Financial Statements

1.1 General

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and/or communication industry or activities that are complementary, supportive or ancillary thereto.

The company financial statements are part of the 2006 financial statements of EADS N.V.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

1.2 Principles for the measurement of assets and liabilities and the determination of the result

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its company financial statements, EADS N.V. makes use of the option provided in section 2:362 (8) of the Netherlands Civil Code. As from 2005, the Netherlands Civil Code allows that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the company financial statements of EADS N.V. are the same as those applied for the consolidated EU-IFRS financial statements. These consolidated EU-IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as EU-IFRS). Please see note 2 of the consolidated financial statements for a description of these principles. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method.

The share in the result of participating interests consists of the share of EADS N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between EADS N.V. and its participating interests and mutually between participating interests themselves, are not incorporated insofar as they can be deemed to be unrealised.

Undistributed results from investments are included in the other legal reserves.

1.3 Changes in accounting principles

The amendment to IAS 19 introduces the accounting for actuarial gains and losses in connection with pension plans outside the income statement within retained earnings as a third option. EADS has decided to apply the newly introduced alternative for the accounting for actuarial gains and losses arising from defined benefit plans. Consequently, EADS now recognises changes in actuarial gains and losses in full for all its defined benefit plans immediately in retained earnings. The change in accounting principles relates to subsidiaries. EADS NV itself does not have defined benefit pension arrangements.

Prior periods had been presented using the corridor approach . For purpose of comparison, the comparative figures have been adjusted on the basis of modified accounting principles.

For further information, please see note 2 of the consolidated IFRS financial statements.

1.4 Summary of the effect of changes in accounting principle

The effect of the modified accounting principle in the company balance sheets is presented in the summary below:

(in €m)	1st January 2005		31st December 2005	
	Financial Fixed Assets	Stockholders' Equity	Financial Fixed Assets	Stockholders' Equity
Reported in prior year	14,639	16,210	13,378	13,726
Effect change in accounting principle	(397)	(397)	(672)	(672)
Prior year adjusted	14,242	15,813	12,706	13,054

In 2006, the change contributes € 25 million to net income. Actuarial gains and losses in the shareholders' equity at year-end 2006 amount to € -1,363 million.

The prior years' company income statements were not affected by the change in accounting principle.

2. Fixed assets

The goodwill acquisition costs end of 2006 amount to € 5,676 million (2005: € 5,676 million) and the cumulative amortisation and impairments to € 1,322 million (2005: € 1,322 million).

The movements in financial fixed assets are detailed as follows:

(in €m)	Affiliated Companies	Participations	Loans	Total
Balance at December 31, 2005	**10,889**	**77**	**1,740**	**12,706**
Acquisitions/additions		5	548	553
Reductions/redemptions	(737)		(96)	(833)
SOP/ESOP	40			40
Net income from investments	92	3		95
Actuarial gains/losses IAS 19	(691)			(691)
Dividends received	(529)	(2)		(531)
Translation differences/other changes	993	(7)	(27)	959
Balance at December 31, 2006	**10,057**	**76**	**2,165**	**12,298**

The translation differences/other changes reflect mainly the impact in the other comprehensive income related to the application of IAS 39.

The reductions in affiliated companies relates mainly to a decrease of the determined fair value of the 20% Airbus share in connection with the put option BAE Systems exercised in June 2006. Further information is provided in note 4 of the consolidated financial statements.

Significant subsidiaries, associates and joint ventures are listed in the appendix "Information on principal investments" to the consolidated financial statements.

The loans are provided to affiliated companies.

3. Receivables and other assets

(in €m)	2006	2005
Receivables from affiliated companies	4,253	3,841
Receivables from related companies	22	26
Other assets	112	92
Total receivables and other assets	**4,387**	**3,959**

The receivables from affiliated companies include mainly receivables in connection with the cash pooling in EADS N.V.

All receivables and other assets mature within one year.

4. Securities, Cash and cash equivalents

The securities comprise mainly available-for-sale Securities.

For 2006 year-end financial statements, EADS restricted its interpretation of cash equivalents definition. EADS now strictly limits its cash equivalents to such investments having a maturity of three months or less from acquisition date. The previous year figures have been reclassified in an amount of € 4,159 million to Securities. For further information, please see note 2 of the consolidated financial statements.

5. Stockholders' equity

(in €m)	Capital stock	Share premium from contributions	Share premium from cash	Revaluation reserves	Other legal reserves	Treasury shares	Retained earnings	Total equity
Balance at December 31, 2004	**810**	**8,459**	**493**	**5,999**	**1,836**	**(177)**	**(1,607)**	**15,813**
Capital increase	9		178					187
Net income							1,676	1,676
ESOP/SOP IFRS 2							33	33
Cash distribution			(396)					(396)
Transfer to other legal reserves					488		(488)	
Purchase of treasury shares						(288)		(288)
Cancellation of shares	(1)		(19)			20		
Others				(3,640)	(331)			(3,971)
Balance at December 31, 2005	**818**	**8,459**	**256**	**2,359**	**1,993**	**(445)**	**(386)**	**13,054**
Capital increase	5		89					94
Net income							99	99
ESOP/SOP IFRS 2							40	40
Cash distribution		(299)	(221)					(520)
Transfer to other legal reserves					494		(494)	
Purchase of treasury shares						(35)		(35)
Cancellation of shares	(7)		(124)			131		
Others				1,298	(1,015)			283
Balance at December 31, 2006	**816**	**8,160**	**-**	**3,657**	**1,472**	**(349)**	**(741)**	**13,015**

For further information to the Stockholders' equity, please see note 20 of the consolidated financial statements.

The revaluation reserves result from positive reserves of € 3,188 million (2005: € 1,962 million) resulting from changes in the fair values of financial instruments, recognised directly in equity and € 469 million (2005: € 397 million) resulting from the fair value of Securities classified as available for sale. An amount of € 15 million belongs to revaluation reserves related to EADS N.V. activities.

The other legal reserves are related to EADS' share in the undistributed results from investments for € 664 million (2005: € 580 million) internally generated capitalised development costs of € 873 million (2005: € 462 million), € 1,298 million (2005: € 1,623 million) resulting from currency translation effects of affiliated companies, compensated by the recognition of actuarial losses arising from defined benefit plans in equity of € 1,363 million (2005: € 672 million).

6. Non current liabilities

The financial liabilities include a long term loan, granted by the European Investment Bank to EADS in the amount of US$ 421 million. The decrease in 2006 reflects the currency translation impact. For further details, please see note 22 of the consolidated financial statements.

The non current other liabilities are mainly liabilities to affiliated companies and included in the cash pooling.

7. Liability for puttable instruments

The liability for puttable instruments in 2005 was related to the written put option granted to BAE System to put its 20% stake in Airbus. In June 2006, BAE Systems exercised its put option and the related liability was settled in October 2006 for an amount of € 2,750 million. For further information please see note 23 of the consolidated financial statements.

8. Current other liabilities

(in €m)	2006	2005
Liabilities to affiliated companies	13,726	9,904
Liabilities to related companies	874	703
Other liabilities	108	76
Total	**14,708**	**10,683**

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in EADS N.V.

9. Financial instruments

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest risks. EADS uses financial instruments in order to limit these financial risks. Information to the terms and conditions of the financial instruments and the respective fair values is provided in note 30 of the consolidated financial statements.

10. Commitments and contingent liabilities

EADS N.V. issues guarantees on behalf of consolidated companies. The commitments of these companies to third parties mainly relate to their operating business as described in note 29 to the consolidated financial statements. The company is heading a fiscal unity, which also includes EADS Finance B.V.

11. Remuneration

The total **cash remuneration** and related compensation costs of the members of the Board of Directors and former directors in 2006 and 2005 can be specified as follows:

	2006	2005
	(in €)	(in €)
Fixum	4,564,086	4,908,190
Bonus (related to reporting period)	2,361,451	4,850,449
Fees	395,000	260,000
	7,320,537	**10,018,639**

The cash remuneration of the members of the Board of Directors was as follows:

2006	Fixum	Bonus related to 2006	Fees	Total
Directors	(in €)	(in €)	(in €)	(in €)
Manfred Bischoff	60,000	43,750	100,000	203,750
Arnaud Lagardère	60,000	43,750	100,000	203,750
Thomas Enders	1,195,225	542,468	-	1,737,693
Louis Gallois (since July 06)	450,000	257,612	-	707,612
Louis Gallois (until end of June)	-	-	-	-
Jean-Paul Gut	943,693	456,527	-	1,400,220
Hans Peter Ring	951,193	456,527	-	1,407,720
Francois David	30,000	21,875	40,000	91,875
Rüdiger Grube	30,000	21,875	75,000*	126,875
Michael Rogowski	30,000	21,875	30,000	81,875
Juan Manuel Eguiagaray Ucelay	18,750	21,875	50,000	90,625
Former director**				
Noël Forgeard	795,225	473,317	-	1,268,542
Total	**4,564,086**	**2,361,451**	**395,000**	**7,320,537**

(*) Including regularisation of € 30,000 relating to the 2005 attendance fees paid in 2006.
(**) Prorata in accordance with his membership with the Board of Directors.

2005	Fixum	Bonus related to 2005	Fees	Total
Directors	(in €)	(in €)	(in €)	(in €)
Manfred Bischoff	60,000	184,250	90,000	334,250
Arnaud Lagardère	60,000	184,250	80,000	324,250
Thomas Enders(**)	737,560	820,556	-	1,558,116
Noël Forgeard	1,136,928	1,201,408	-	2,338,336
Jean-Paul Gut(**)	777,568	769,583	-	1,547,151
Hans Peter Ring	780,062	789,762	-	1,569,824
Francois David	20,000	92,125	30,000	142,125
Louis Gallois	-	-	-	-
Rüdiger Grube	20,000	92,125	(***)	112,125
Michael Rogowski	30,000	92,125	35,000	157,125
Juan Manuel Eguiagaray Ucelay	-	57,578	25,000	82,578
Former directors(*)				
Philippe Camus	624,911	227,685	-	852,596
Rainer Hertrich	624,911	227,685	-	852,596
Eckhard Cordes	10,000	30,708	-	40,708
Pedro Ferreras	16,250	49,901	-	66,151
Jean-René Fourtou	10,000	30,708	-	40,708
Total	**4,908,190**	**4,850,449**	**260,000**	**10,018,639**

(*) Prorata in accordance with their membership with the Board of Directors.
(**) Full Year remuneration.
(***) Regularised in 2006.

The table below gives an overview of the interests of the members of the Board of Directors under the various **long term incentive plans** of EADS:

Stock option plans

Number of options							
Year of plan	Initially granted	As at Jan. 1 2006	Granted in 2006	Exercised during 2006	As at Dec. 31 2006	Exercise price (in €)	Expiry date
Thomas Enders							
2000	50,000	50,000	-	-	50,000	20.90	July 8, 2010
2001	50,000	50,000	-	-	50,000	24.66	July 12, 2011
2002	50,000	-	-	-	-	16.96	August 8, 2012
2003	50,000	25,000	-	-	25,000	15.65	October 9, 2013
2004	50,000	50,000	-	-	50,000	24.32	October 7, 2014(*)
2005	135,000	135,000	-	-	135,000	33.91	Dec. 8, 2015(*)
2006	-	-	67,500	-	67,500	25,65	Dec. 16, 2016
Louis Gallois							
2006	-	-	67,500	-	67,500	25,65	Dec. 16, 2016
Jean-Paul Gut							
2000	50,000	-	-	-	-	20.90	July 8, 2010
2001	50,000	-	-	-	-	24.66	July 12, 2011
2002	50,000	50,000	-	50,000	-	16.96	August 8, 2012
2003	50,000	50,000	-	25,000	25,000	15.65	October 9, 2013
2004	50,000	50,000	-	-	50,000	24.32	October 7, 2014(*)
2005	100,000	100,000	-	-	100,000	33.91	Dec. 8, 2015(*)
2006	-	-	50,000	-	50,000	26.65	Dec. 16, 2016
Hans Peter Ring							
2000	10,000	10,000	-	-	10,000	20.90	July 8, 2010
2001	28,000	28,000	-	-	28,000	24.66	July 12, 2011
2002	37,000	37,000	-	-	37,000	16.96	August 8, 2012
2003	50,000	50,000	-	-	50,000	15.65	October 9, 2013
2004	50,000	50,000	-	-	50,000	24.32	October 7, 2014(*)
2005	100,000	100,000	-	-	100,000	33.91	Dec. 8, 2015(*)
2006	-	-	50,000	-	50,000	25,65	Dec. 16, 2016
Total	**1,010,000**	**835,000**	**235,000**	**75,000**	**995,000**		
Former Director:							
Noël Forgeard							
2000	110,000	43,000	-	43,000	-	20,90	July 8, 2010
2001	88,000	88,000	-	88,000	-	24,66	July 12, 2011
2002	108,000	108,000	-	108,000	-	16,96	August 8, 2012
2003	108,000	108,000	-	54,000	54,000	15,65	Oct. 9, 2013
2004	108,000	108,000	-	-	108,000	24,32	Oct. 7, 2014(*)
2005	135,000	135,000	-	-	135,000	33,91	Dec. 8, 2015(*)
Total	**657,000**	**590,000**	-	**293,000**	**297,000**		

(*) As regards to the 2004 and 2005 stock options plans, vesting of half of the options granted to Directors is subject to performance conditions.

Performance shares plan

Number of performance shares(**):	Granted in 2006	Vesting date
Thomas Enders	16,875	Publication of the 2009 annual results, expected in March 2010
Louis Gallois	16,875	Publication of the 2009 annual results, expected in March 2010
Jean-Paul Gut	12,500	Publication of the 2009 annual results, expected in March 2010
Hans Peter Ring	12,500	Publication of the 2009 annual results, expected in March 2010
Total	**58,750**	

(**) Vesting of all performance shares granted to Directors is subject to performance conditions.

As detailed above, the number of outstanding stock options granted to the Executive Board Directors was 995,000 as at 31st December 2006. To the other members of the Executive Committee, to the Group's senior management and to former members of the Board of Directors, the number of the outstanding stock options amounted to 30,033,689 at the same date.

The number of outstanding performance shares granted to the Executive Board Directors, subject to achievement of performance results, was 58,750 as at 31st December 2006. To the other members of the Executive Committee and to the Group's senior management, the number of the outstanding performance and restricted shares amounted to 1,677,175 at the same date.

For further information, please see note 31 of the consolidated IFRS financial statements.

Former Director

In 2006, Noël Forgeard was no longer eligible to grants of stock-options, nor to grants of performance shares.

Under the term of his employment contract, Noël Forgeard was entitled to:

- a 6 months notice period, which represents an amount of € 1,223,317 (salary and bonus);
- a termination package of € 4,893,268 (*i.e.* 24 months of total annual income);
- a 2-year non competition indemnity, which represents a monthly gross amount of € 101,917 (from 2007 onwards).

The **pension benefit** obligation for the Executive Board Directors is as follows:

The Executive Board Directors have pension promises as part of their employment agreements. The general policy is to give them annual pension of 50% of their annual base salary after five years in the Executive Committee of EADS at the age of 60 to 65. In case of the CEOs, the retirement age is 60. This obligation increases to 60% after ten years of service in the EADS Executive Committee.

These pension schemes have been implemented and financed through collective executive pension plans in France and Germany. These pension promises have also separate rules *e.g.* for minimum length of service and other conditions to comply with national regulations.

For the Executive Board Directors, the amount of the pension defined benefit obligation, amounted to 23 million as of 31st December 2006. This obligation has been partly funded and accrued for in the consolidated financial statements for its unfunded portion.

Other benefits

The amounts reported above for the Executive Board Directors are free of benefits in kind they are entitled to, as well as all national social and income tax impacts.

Such executives are entitled to a company car. The value of the company cars of appointed Executive Board Directors is as follows:

For Thomas Enders € 81,772, for Louis Gallois € 23,752, for Jean-Paul Gut € 69,483 and for Hans Peter Ring € 96,400.

Mr. Thomas Enders benefits also from a free accommodation in France. The monthly lease amounts to € 3,878 on average.

EADS has not provided any loans to / advances to / guarantees on behalf of directors.

For further information to the remuneration, please see note 32 of the consolidated financial statements.

12. Employees

The number of persons employed by the company at year-end 2006 was 3 (2005: 2)

Supplementary Information

Auditors' Report

To: The European Aeronautic Defence and Space Company EADS N.V. shareholders

Report on the company financial statements

We have audited the accompanying 2006 company financial statements which are part of the financial statements of European Aeronautic Defence and Space Company EADS N.V., Amsterdam, authorised for issue on March 8, 2007, which comprise the balance sheet as at December 31, 2006, the income statement for the year then ended, and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the company financial statements and for the preparation of the report of the Board of Directors, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of European Aeronautic Defence and Space Company EADS N.V. as at December 31, 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, March 19, 2007	Amsterdam, March 19, 2007
KPMG Accountants N.V.	Ernst & Young Accountants
L.A. Blok	F.A.L. van der Bruggen

Other Supplementary Information

Appropriation of result

Articles 30 and 31 of the Articles of Association provide that the board of directors shall determine which part of the result shall be attributed to the reserves. The general meeting of shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the company is more than the amount of the issued and paid-in part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that the net profit of € 99 million as shown in the income statements for the financial year 2006 is to be added to retained earnings.

Subsequent events

For further information please see note 37 of the consolidated financial statements.

1.3 Statutory Auditors' Fees

Services of Statutory Auditors and Members of their Network rendered to the Group for the financial years 2006, 2005 and 2004.

	KPMG Accountants N.V.						Ernst & Young Accountants					
	2006		2005		2004		2006		2005		2004	
	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%
Audit												
Audit process, certification, examination of individual and consolidated accounts	6,181	75.2	5,533	68.3	5,073	57.3	4,843	82.5	4,923	77.3	4,795	70.0
Additional tasks	630	7.7	1,416	17.5	3,048	34.5	646	11.0	1,163	18.3	1,747	25.5
Sub-total	**6,811**	**82.9**	**6,949**	**85.8**	**8,121**	**91.8**	**5.489**	**93.5**	**6,086**	**95,6**	**6,542**	**95.5**
Other services as relevant												
Legal, tax, employment	1,051	12.8	958	11.8	729	8.2	271	4.6	281	4.4	294	4.3
Information Technology	50	0.6	-	-	-	-	30	0.5	-	-	-	-
Other (to be specified if >10% of the fees for the audit)	301	3.7	194	2.4	-	-	83	1.4	-	-	13	0.2
Sub-total	**1,402**	**17.1**	**1,152**	**14.2**	**729**	**8.2**	**384**	**6.5**	**281**	**4.4**	**307**	**4.5**
Total	**8,213**	**100.0**	**8,101**	**100.0**	**8,850**	**100.0**	**5,873**	**100.0**	**6,367**	**100.0**	**6,849**	**100.0**

1.4 Information Regarding the Statutory Auditors

	Date of First Appointment	Term of Current Office
KPMG Accountants N.V..		
Van der Mandelelaan 41-433062 MB Rotterdam — The Netherlands		
Represented by L.A. Blok	10th May 2000	4th May 2007*
Ernst & Young Accountants		
Drentestraat 20, 1083 HK Amsterdam — The Netherlands		
Represented by F.A.L. van der Bruggen	24th July 2002	4th May 2007*

(*) A resolution will be submitted to the shareholders' General Meeting of EADS called for 4th May 2007, in order to resolve that the Company's auditors for the accounting period being the financial year 2007 shall be Ernst &Young Accountants and KPMG Accountants N.V.

KPMG Accountants N.V., Ernst & Young Accountants and their respective representatives are registered with the Royal NIVRA (*Nederlands Instituut van Register Accountants*).

2 CORPORATE GOVERNANCE

EADS is a company registered in the Netherlands and listed in France, Germany and Spain. Given the myriad of Corporate Governance regimes applicable to it, EADS applies a set of common Corporate Governance principles and recommendations in order to be in line with the Corporate Governance best practices applicable in these jurisdictions.

In particular and in accordance with Dutch law, the Company applies the provisions of the Dutch Corporate Governance Code (the "**Dutch Code**"), or, if applicable, explains in its annual Board of Directors Report the reasons for non-application of such provisions in accordance with the "apply or explain" principle. EADS has provided the relevant explanations in paragraph 4.2 "Dutch Corporate Governance Code" of its Board Report for the 2004 financial year which was approved by the Annual General Meeting held on 11th May 2005. These explanations give the detailed reasons for non-application of provisions III.2.1, III.3.6, III.4.1(f), III.5.1, III.5.6, III.5.11, III.5.12, III.8.3, III.5.13(a), III.5.13(d) (essentially as a result of EADS being a controlled company and, therefore, most of the members of the Board of Directors, Audit Committee and Remuneration and Nomination Committee could be designated and possibly be removed by its controlling shareholders), II.2.6, III.7.3, III.7.2, II.1.1, III.3.5, IV.3, IV.2 and IV.1.7 (essentially as a result of EADS being listed on the Frankfurt, Paris and Spanish stock exchanges and endeavouring to strictly comply with the relevant regulations and following the general practices on these markets protecting all its stakeholders) and remain valid. In addition, EADS modified its statements in its Board Report for the 2005 financial year which was approved by the Annual General Meeting held on 4th May 2006.

These explanations give the detailed reasons for non application of provisions II.1.4, II.1.6, II.2.1, II.2.2 and II.2.7. The two last years' statements (available on EADS web-site (www.eads.com) in the section on "Corporate Governance") are modified as follows:

1. As for remuneration of Members of the Board of Directors

EADS applies different rules for the remuneration of Executive and Non-Executive Members of the Board.

a) EADS is compliant with the general principles applicable in the markets where it is listed. Regarding future Long-Term Incentive Plan to Executive Members of the Board, it is planned that for Stock options a 10% premium will be taken into account when determining the granting price. In addition, Executive Members of the Board will have to hold a specified number of shares resulting from the exercise of their stock options until the end of their mandate (whereas provision II.2.1 of the Dutch Code recommends that options to acquire shares be a conditional remuneration component, and become unconditional only when the Members of the Board have fulfilled predetermined performance criteria after a period of at least three years from the grant date and provision II.2.2 recommends that if the company, notwithstanding provision II.2.1, grants unconditional options to Executive Members of the Board, it shall apply performance criteria when doing so and the options should, in any event, not be exercised in the first three years after they have been granted). It is planned that Performance Shares would be based on mid-term performance criteria. It is also planned that Executive Members of the Board will have to hold a specified number of the vested shares until the end of their mandate or for a minimum period of 2 years whichever is appropriate. Vesting should take place 3 years after grant (whereas provision II.2.3 of the Dutch Corporate Governance Code recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter; the number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand);

b) In case of dismissal from the Company of Executive Members of the Board, a termination package equal to twice the annual total target salary would be paid. However this termination package would be reduced prorata depending on the age of retirement (whereas provision II.2.7 of the Dutch Corporate Governance Code recommends that the maximum remuneration in the event of dismissal be one year's salary (the 'fixed' remuneration component), and that if the maximum of one year's salary would be manifestly unreasonable for an Executive Board Member who is dismissed during his first term of office, such board member be eligible for severance pay not exceeding twice the annual salary).

2. EADS maintains an integrated Group-wide Internal Control and Risk Management System with the purpose of providing reasonable assurance that risks are effectively managed

One of management's fundamental missions is to foster a positive Internal Control ("**IC**") and Risk Management ("**RM**") environment at EADS, in line with corporate governance requirements and best practices in the Netherlands, France, Germany and Spain. Having recognised that continuing changes in the multi-jurisdictional legal and regulatory provisions applicable to EADS required a strategic approach to IC and RM, EADS began to implement a group-wide IC and RM system at the beginning of 2004. This system is based on the Internal Control and Enterprise Risk Management Frameworks of the Committee of Sponsoring Organisations of the Treadway Commission ("**COSO**").

The IC and RM system provides the management with a framework for attempting to manage the uncertainty and associated risks inherent in EADS' business. It serves as the basis for all sub-IC and sub-RM procedures present throughout EADS at the divisional and Business Unit ("**BU**") levels. By employing a uniform approach to IC and RM, EADS seeks to gain reasonable assurance about:

- the reliability of its financial reporting;
- efficiency and effectiveness of operations; and
- compliance with applicable laws and regulations.

No matter how well designed, all IC and RM systems have inherent limitations, such as vulnerability to circumvention or management overrides of the controls in place. Consequently, no assurance can be given that EADS' IC and RM system and procedures are or will be, despite all care and effort, entirely effective.

3. Ethics Alert System

EADS is in the process of putting in place a procedure for receiving, in full confidentiality, concerns regarding e.g. financial reporting, internal risk management and control systems, as well as regarding general operational matters. The EADS Ethics Alert System architecture will be part of a global EADS compliance organisational structure which is currently being formalised.

Some consultations with the works councils have started regarding the implementation of such procedure. After decision of the Board on the organisational structure for compliance and the completion of the various proceedings with respective Works Council regarding the introduction of an Ethics Alert System, will be implemented, thus allowing the Company to comply with provision II.1.6 of the Dutch Code which recommends that a company ensures that its employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the company or concerning the functioning of the Executive Members of the Board to the Chairmen of the Board or to an official designated by them and that such arrangements for whistleblowers be posted on the Company's website.

EADS consequently complies with the Dutch Code since the Company's annual shareholders' meeting approved the section relating to Corporate Governance included in the Board of Directors Report since 2003.

2.1 Management and Control

2.1.1 Board of Directors, Chairmen and Chief Executive Officers

Pursuant to the Articles of Association of the Company, the Board of Directors is responsible for the management and the affairs of the Company.

The Board of Directors consists of a maximum of eleven members appointed and removed by the shareholders' meeting. The Board of Directors adopted rules governing its internal affairs (the "**Rules**") at a Board of Directors' meeting held on 7th July 2000. The Rules were amended at a Board of Directors' meeting held on 5th December 2003 to take into account recommendations for changes to Corporate Governance. The Rules specify the composition, the role and the key responsibilities of the Board of Directors, and also determine the manner of appointment and the responsibilities of the Chairmen and the Chief Executive Officers. The Rules also specify the creation of two committees (the Audit and the Remuneration and Nomination Committees) and specify their composition, role and operating rules.

The Board of Directors has also adopted specific Insider Trading Rules, which restrict its members from trading in EADS shares in certain circumstances (for more information, please see "Part 2/3.1.3 Governing Laws").

The parties to the Participation Agreement (as defined in the opening paragraph of "Part 2, section 3.3.2 Relationships with Principal Shareholders") have agreed that the voting rights attached to the Indirect EADS Shares shall be exercised by EADS Participations B.V. to ensure that the Board of Directors of EADS comprises the Directors of EADS Participations B.V.

and two additional independent Directors who are not officers, directors, employees or agents of or otherwise have no significant commercial or professional connection either with the DaimlerChrysler, *Société de Gestion de Participations Aéronautiques* ("**SOGEPA**") or Lagardère Groups or the French State. Pursuant to the Participation Agreement, the Board of Directors comprises ten members of whom:

- Four nominated by DaimlerChrysler;
- Four nominated by Société de Gestion de l'Aéronautique, de la Défense et de l'Espace ("**SOGEADE**"); and
- Two independent Directors, one nominated by DaimlerChrysler and one nominated by SOGEADE.

In addition, although from 8th July 2003, *Sociedad Estatal de Participaciones Industriales* ("**SEPI**") no longer has a right to nominate a Director, based upon the proposal of DaimlerChrysler and SOGEADE, the shareholders' meeting of EADS held on 11th May 2005 appointed an additional Spanish Director bringing the total number of Directors to eleven.

Pursuant to the Articles of Association, each member of the Board of Directors held office for a term expiring at the Annual General Meeting of the Company held on 11th May 2005. Such Annual General Meeting reconstituted the Board of Directors for a term of five years ending at the close of the Annual General Meeting which will be held in the year 2010. Members of the Board of Directors will be elected at each fifth Annual General Meeting thereafter.

The shareholders' meeting may at all times suspend or dismiss any member of the Board of Directors. There is no limitation on the number of terms that a Director may serve.

The Board of Directors appointed two Chairmen, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Chairmen ensure the smooth functioning of the Board of Directors in particular with respect to its relations with the Chief Executive Officers whose efforts they support with regard to top level strategic discussions with outside partners.

The Board of Directors also appointed two Chief Executive Officers to be responsible for the day-to-day management of the Company, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Company is represented by the Board of Directors or by the Chief Executive Officers acting jointly. Furthermore, the Company has granted general powers to each of the Chief Executive Officers, authorizing them to each individually represent the Company.

In the event of a deadlock between the two Chief Executive Officers, the matter shall be referred to the two Chairmen.

The Chief Executive Officers shall not enter into transactions which form part of the key responsibilities of the Board of Directors unless these transactions have been approved by the Board of Directors.

The key responsibilities of the Board of Directors include amongst others:

- Approving any change in the nature and scope of the activities of the Group;
- Approving the overall strategy and the strategic plan of the Group;
- Approving the business plan and the yearly budget of the Group;
- Setting the major performance targets of the Group;
- Appointing the members of the Executive Committee (see below) and the Corporate Secretary;
- Approving proposals for appointments of members of Airbus Shareholders' Committee and Executive Committee and chairmen of the Supervisory Board (or similar bodies) and the chief executive officers (or equivalent position) of important Group companies and BUs;
- Approving material changes to the organisational structure of the Group;
- Approving major investments, projects or product decisions or divestments of the Group contemplated in the business plan with a value exceeding €200 million;
- Approving major strategic alliances and cooperations of the Group;
- Approving any material decision affecting the ballistic missiles activity of the Group;
- Approving matters of shareholder policy, major actions or major announcements to the capital markets; and
- Approving other measures and business of fundamental significance for the Group or which involve an abnormal level of risk.

The Board of Directors met ten times during 2006 and was regularly informed of developments through business reports from the Chief Executive Officers, including rolling forecasts as well as strategic and operational plans. The average attendance rate at such meetings was 95%.

Following a detailed review of the A380 production and delivery program, Airbus informed the Board of Directors on 13th June that the A380 delivery schedule for the period 2006 to 2009 was revised. According to this, the Board of Directors decided immediately to release this new schedule and its financial impact, and subsequently on 3rd October 2006 (EADS statement and more detailed information about the ongoing regulatory and judicial proceedings can be found on "Note to the Financial Statements — Note 28: Litigation and claims"). On 2nd July 2006, the Board of Directors appointed a new Co-Chief Executive Officer, Louis Gallois, replacing Noël Forgeard in his functions, as well as Chrisitian Streiff as new President and Chief Executive Officer of Airbus, Members of the Executive Committee. After the resignation of the President and Chief Executive Officer of Airbus, Christian Streiff, three months later, the Board of Directors changed significantly the management structure of EADS by appointing on the 9th October 2006, EADS Co-Chief Executive Officer Louis Gallois additionally as Airbus President and Chief Executive Officer, the non-Airbus Divisions reporting to EADS Co-Chief Executive Officer Thomas Enders. Subsequently, on the 31st October 2006, the Board of Directors appointed EADS Chief Operating Officer Finance, Hans-Peter Ring, additionally as Airbus Chief Financial Officer. The Board of Directors also appointed on that date a new Chief Operating Officer of Airbus, Fabrice Brégier, and a new head of Eurocopter Division, Lutz Bertling, as Members of the Executive Committee. Overall, in 2006, nine Board of Directors meetings covered Airbus related matters. On 5th April 2007, Manfred Bischoff presented his resignation as chairman of the EADS Board of Directors and the Board of Directors decided to designate Rüdiger Grube as his successor in this position. Manfred Bischoff also presented his resignation as member of the Board of Directors.

Topics intensively discussed, and operations authorised at the meetings included: EADS' strategy (comprising, in M&A matters, European industry consolidation and the buy-back of BAE Systems' stake in Airbus), major business issues such as the A380 recovery efforts and the Power8 program, the A350 industrial launch decision and Airbus future product strategy, the reviews of the EADS UAV programs and of the A400M program, the review of Sogerma future strategy, the approval or postponement of operational plans, reorganisation topics, budgets, the Group's financial results and forecasts, as well as financial optimisations and the discussions regarding the implementation of an ethics alert system. The Board of Directors also dealt with topics regarding personnel and human resources, such as management qualification, remuneration (including a long-term incentive plan and an employee share ownership plan) as well as attracting, retaining and developing individuals with high potential in order to ensure the future quality of EADS' management and the multinational leadership structure.

Each Director shall have one vote, provided that if there is a vacancy on the Board of Directors' in respect of a DaimlerChrysler-nominated Director or a SOGEADE-nominated Director, the DaimlerChrysler-nominated Directors being present or represented at the meeting can jointly exercise the same number of votes that the SOGEADE-nominated Directors who are present or represented at the meeting can exercise and vice versa. All decisions of the Board of Directors require a vote in favor by at least seven Directors voting in person or by proxy.

The quorum for the transaction of business at meetings of the Board of Directors requires the presence of at least one of the SOGEADE-nominated Directors and one of the DaimlerChrysler-nominated Directors.

In the event of a deadlock in the Board of Directors, other than a deadlock giving DaimlerChrysler the right to exercise the put option granted to it by SOGEADE (see "Part 2/3.3.2 Relationships with Principal Shareholders — Put Option"), the matter shall be referred to Arnaud Lagardère (or such person as shall be nominated by Lagardère) as representative of SOGEADE and to the chief executive officer of DaimlerChrysler. In the event that the matter in question, including a deadlock giving DaimlerChrysler the right to exercise the put option (but in this case with the agreement of SOGEPA and DaimlerChrysler) is a matter within the competence of the General Meeting of EADS, a resolution on the issue shall be put to the General Meeting, with the voting rights of SOGEADE, DaimlerChrysler and SEPI being negated.

Pursuant to the Rules, the Board of Directors is empowered to form committees from its members. In addition to the Audit Committee and the Remuneration and Nomination Committee, the Board of Directors may form other committees to which it may transfer certain minor or ancillary decision-making functions although such assignment does not negate the joint responsibility of all Directors. The quorum for the transaction of business at any meeting of a committee shall be at least one Director appointed by SOGEADE and at least one Director appointed by DaimlerChrysler. All decisions of a committee require the simple majority of the members.

In addition to the Rules, the work of the Board of Directors is governed by internal directors' guidelines (the "**Directors' Guidelines**") adopted, in a meeting dated 10th December 2004, in light of Corporate Governance best practices. The Directors Guidelines are composed of a Directors' charter (the "**Directors' Charter**") detailing the rights and duties of the members of the Board of Directors, an Audit Committee charter (the "**Audit Committee Charter**") and a Remuneration and Nomination Committee charter (the "**Remuneration and Nomination Charter**") each such charter setting forth the respective committees' enhanced roles.

The Directors' Charter sets out core principles, which bind each and every Director, such as acting in the best interest of the Company and its stakeholders, devoting necessary time and attention to the carrying out of their duties and avoiding any and all conflicts of interest.

COMPOSITION OF THE BOARD OF DIRECTORS

Name	Age	Term started (as member of the Board of Directors)	Term expires	Principal function in the Group
Rüdiger Grube	55	2005	2010	Chairman of EADS
Arnaud Lagardère	46	2005	2010	Chairman of EADS
Thomas Enders	48	2005	2010	Chief Executive Officer of EADS
Louis Gallois	63	2005	2010	Chief Executive Officer of EADS and Head of Airbus
Jean-Paul Gut	45	2005	2010	Chief Operating Officer for Marketing, Strategy and Global Development of EADS
Hans Peter Ring	56	2005	2010	Chief Operating Officer for Finance of EADS and Chief Financial Officer of Airbus
Juan Manuel Eguiagaray Ucelay	61	2005	2010	Member of the Board of Directors of EADS
François David	65	2005	2010	Member of the Board of Directors of EADS
Michael Rogowski	68	2005	2010	Member of the Board of Directors of EADS

Nota: The professional address of all members of the Executive Committee for any matter relating to EADS is Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands.

Two additional members of the Board of Directors, Michel Pebereau and Bodo Uebber will be proposed for appointment during the Annual General Meeting of Shareholders to be held on 4th May 2007, with immediate effect as from the end of such meeting.

Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors

Rüdiger Grube

Dr. Rüdiger Grube is a member of the Board of Management of DaimlerChrysler AG since October 1, 2001, responsible for Corporate Development. He is also responsible for all North East Asia activities of DaimlerChrysler AG including China. Dr. Grube holds an engineers' degree in aircraft construction and engineering from the University of Hamburg and a doctorate in industrial science.

He started his career in 1989 at MBB in Munich. In 1995, he became Director of Corporate Planning and Technology of Deutsche Aerospace AG. In 1996, he was appointed Senior Vice President and Head of Corporate Strategy at Daimler-Benz AG and subsequently of DaimlerChrysler AG. In 2000, he became Senior Vice President for Corporate Development.

Current mandates in addition to the one listed in the chart above are set forth below:

- Chairman of the Board of Directors of EADS Participations B.V.;
- Member of the Board of Management of DaimlerChrysler;
- Chairman of the Supervisory Board of MTU Friedrichshafen GmbH and DaimlerChrysler Off-highway GmbH;
- Chairman of the Board of Directors of DaimlerChrysler China limited, Beijing;
- Vice Chairman of the Board of Directors of Beijing Benz DaimlerChrysler Automotive (BBDC-A);
- Member of the Board of Directors of McLaren Group Ltd;
- Member of the Supervisory Board of DaimlerChrysler Financial Services AG;
- Member of the Advisory Board of DaimlerChrysler Fleetboard;
- Member of the Advisory Board of DaimlerChrysler Aviation; and
- Member of the Supervisory Board of "Hamburg Port Authority" ("**HPA GmbH**").

Former mandates for the last five years:

- Member of the Board of Directors of the Hyundai Motor Company (resigned 13th May 2004); and

- Member of the Board of Directors of the Mitsubishi Motors Company (resigned 24th November 2005).

Arnaud Lagardère

Mr. Arnaud Lagardère has been General Partner and Chief Executive Officer of Lagardère since 2003. He began his career in 1986 as General Manager of MMB, the holding company of Hachette and Europe 1. In 1987, he was appointed Vice President of the Supervisory Board of Arjil bank followed by his appointment as Head of emerging activities and electronic media for Matra. In 1994 he became Chief Executive Officer of Grolier Inc. in the U.S. He has been Managing Partner of Lagardère since 1998. In 1999, he was appointed Chief Executive Officer of both Lagardère Media and Lagardère Active. Arnaud Lagardère graduated in Economics from the University of Paris Dauphine.

Current mandates in addition to the one listed in the chart above are set forth below:

Current executive mandates:

- General Partner and Chief Executive Officer of Lagardère;
- Chairman and Chief Executive Officer of Lagardère Media (corporate name: Hachette S.A.);
- Chairman of the Supervisory Board of Lagardère Active (S.A.S.);
- President (Chief Executive Officer) of Lagardère Active Broadband (S.A.S.);
- Chairman and Chief Executive Officer of Lagardère (S.A.S.);
- Chairman and Chief Executive Officer of Lagardère Capital & Management (S.A.S.);
- Chairman and Chief Executive Officer of Arjil Commanditée — ARCO (S.A.);
- Chairman of Fondation Jean-Luc Lagardère;
- President of the "Association des Amis de Paris Jean-Bouin C.A.S.G.";
- President of the "Association Nouvel Elan Croix Catelan"; and
- President of the "Association Lagardère Paris Racing".

Current non-executive mandates:

- Chairman of the Board of Directors of EADS Participations B.V.;
- Member of the Supervisory Board of Virgin Stores (S.A.);
- Member of the Supervisory Board of DaimlerChrysler;
- Member of the Supervisory Board of Le Monde (S.A.);
- Director of Hachette Livre (S.A.);
- Director of Hachette Distribution Services (S.A.);
- Chairman of the Supervisory Board of Hachette Filipacchi MedIAS (S.A.S.);
- Permanent Representative of Lagardère Active Publicité to the Board of Directors of Lagardère Active Radio International (S.A.);
- Director of Lagardère Ressources (S.A.S.);
- Director of France Télécom (S.A.);
- Director of LVHM Moet Hennessy Louis Vuitton (S.A.);
- Member of the Supervisory Board of Lagardère Sports (S.A.S.);
- Director of Lagardère Managmement, Inc; and
- Chairman of the Board of Directors of Lagardère Active North America, Inc.

Former mandates for the last five years:

- Member of the Supervisory Board of T. Online International AG;
- Member of the Board of Directors of LCM Expression S.A. (resigned June 2002);
- Member of the Board of Directors of Multithematiques S.A. (resigned December 2002);
- Co-Manager of I.S.-9 (resigned May 2003);
- Manager of Lagardère Active Publicité (SNC) (resigned May 2003);
- Member of the Board of Directors of the Society d'Agences et de Diffusion S.A. (resigned June 2003);
- Manager of the Nouvelles Messagerie de la Presse Parisienne — N.M.P.P. SARL (resigned July 2003);
- Member of the Board of Directors of Canalsatellite S.A. (resigned December 2003);
- Member of the Board of Directors of Lagardère-Sociétés S.A.S (resigned December 2003);
- Member of the Board of Directors of the Editions P. Amaury S.A. (resigned December 2003);
- Chairman and Chief Executive Officer of Lagardère Images S.A.S (resigned October 2004);
- Chairman and Chief Executive Officer of Lagardère Thematiques S.A. (resigned November 2004);
- Manager of Lagardère Elevage (resigned March 2005);
- Deputy-Chairman of the Supervisory Board of Banque Arjil & Cie (resigned April 2005);

- President of the "*Club des enterprises Paris 2012*" (resigned January 2006);
- Member of the Board of Directors of Fimalac (resigned January 2006);
- President (Chief Executive Officer) of Lagardère Active S.A.S. (resigned October 2006);
- Director of Hachette Filipacchi MedIAS S.A. (resigned October 2006);
- Permanent Representative of Hachette S.A. to the Management Committee of SEDI TV-TEVA (S.N.C.) (resigned December 2006); and
- Chairman and Chief Executive Officer of Lagardère Active Broadcast (S.A.) (resigned March 2007).

Thomas Enders

Mr. Enders joined MBB ("**Messerschmitt-Boelkow-Blohm**")/ Dasa AG in 1991, after various posts in international research institutes, the German Parliament and the Planning Staff of the German Minister of Defense. After several years in the company's marketing sector, he became Corporate Secretary of Dasa AG in 1995. From 1996 he was in charge of Corporate Strategy & Technology and in 2000 with the creation of EADS, he became the Head of Defence & Security Division. In June 2005 he was appointed Chief Executive Officer of EADS. Mr. Enders holds degrees from the University of Bonn and UCLA, California.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Board of Directors of EADS Participations B.V. and Chief Executive Officer of EADS Participations B.V.;
- President of the German Association of the Aerospace Industries-BDLI;
- Chairman of the Supervisory Board of EADS Deutschland GmbH;
- Chairman of the Shareholders Committee of Airbus S.A.S;
- Chairman of the Supervisory Committee of Eurocopter S.A.S;
- Member of the Board of Directors of EADS North America Inc.;
- Member of the Board of Directors of Bundesverband der Deutschen Industrie ("**BDI**");
- Member of the Supervisory Board of Deutsche BP; and
- President of Atlantikbrücke.

Former mandates for the last five years:

- Chairman of the Supervisory Board of DADC Luft und Raumfahrt Beteiligungs AG ("**DADC**") (resigned October 2005);
- Member of the Supervisory Board of Industrieanlagen-Betriebsgesellschaft mbH ("**IABG**") (resigned December 2005);
- Chairman of the Supervisory Board of Dornier GmbH (resigned March 2006); and
- President of AeroSpace and Defence Industries Association of Europe ("**ASD**") (resigned October 2006).

Louis Gallois

Mr. Louis Gallois was Chairman of SNCF since 1996. From 1972 he worked in various posts for the Ministry of Economy and Finance, the Ministry of Research and Industry and the Ministry of Defense. In 1989 he was nominated Chairman and Chief Executive Officer of SNECMA and subsequently, in 1992 Chairman and Chief Executive Officer of Aerospatiale. In 2006 he was subsequently appointed Chief Executive Officer of EADS and of Airbus. He graduated from the Ecole des Hautes Etudes Commerciales (HEC) in Economic sciences and is an alumnus of the Ecole Nationale d'Administration (ENA).

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Board of Directors of EADS Participations B.V. and Chief Executive Officer of EADS Participations B.V.;
- Member of the Board of Directors of Stichting Administratiekantoor EADS (the "**Foundation**");
- Member of the Board of Directors of *École Centrale des Arts et Manufactures*; and
- President of the Fondation Villette-Entreprises.

Former mandates for the last five years:

- Member of the Board of Directors of Thales (resigned 30th June 2005); and
- President of SNCF (resigned 2nd July 2006).

Jean-Paul Gut

Since 1983, Mr. Gut has held various executive positions in the field of export and international operations for Matra Defense, Matra Defense Espace and the Lagardère Group. In 1998, Mr. Gut integrated the Lagardère Group Management Board as responsible for International Operations and the High Technology sector. At the creation of EADS, in 2000, he was appointed Head of EADS International and in 2005 Chief Operating Officer for Marketing, Strategy and International.

He graduated from the *Institut d'Études Politiques de Paris* with a Master's degree in Economics.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Board of Directors of Arjil Commanditée-Arco S.A.;
- Member of the Shareholders Committee of Airbus S.A.S;
- Member of the Board of Directors of Dassault Aviation S.A.;
- Member of the Board of Directors of EADS CASA;
- Member of the Board of Directors of EADS North America Inc (USA);
- Director of GIE AMLI;
- Permanent representative of MBDA France in the Board of Directors of Eurotradia International (S.A.); and
- Member of the Supervisory Board of Eurocopter (S.A.S).

Former mandates for the last five years:

- None.

Hans Peter Ring

Mr. Hans Peter Ring began his career at MBB in 1977. In 1987 he was appointed Head of Controlling of the company's Missiles business and subsequently of the Aviation and Defense Division of Dasa AG. From 1992-1995, he was Chief Financial Officer and member of the board of Dornier Luftfahrt. In 1996, he was appointed Senior Vice President of Controlling of Dasa and subsequently of EADS. Hans Peter Ring was appointed Chief Financial Officer of EADS in 2002 and Chief Operating Officer for Finance in 2005. In addition, in 2007 he became Airbus CFO. Mr. Hans Peter Ring has a degree in business administration.

Current mandates in addition to the one listed in the chart above are set forth below:

- Member of the Supervisory Board (*Aufsichtsrat)* and Shareholder Committee of M+W Zander — D.I.B Facility Management GmbH;
- Member of the Shareholders Committee of Airbus S.A.S;
- Member of the Board of Directors of EADS Space B.V.;
- Member of the Supervisory Committee of Eurocopter S.A.S;
- Member of the Board of Directors of EADS CASA;
- Member of the Board of Directors of EADS North America Inc.;
- EADS' Representative at the ATR assembly of members;
- Member of the Advisory Board of Deutsche Bank (Region Munich);
- Member of the "Wirtschaftsbeirat" of the BayernLB;
- Member of the Supervisory Board of ESMT; and
- Member of the "Außenwirtschaftsbeirat (AWB)"of the "Bundesministerium für Wirtschaft und Technologie".

Former mandates for the last five years:

- Member of the Advisory Board of Travel-Management GmbH (resigned 31st March 2003); and
- Member of the Supervisory Board of ATR GIE (resigned 31st December 2003).

Juan Manuel Eguiagaray Ucelay

Mr. Juan Manuel Eguiagaray Ucelay is Director of Studies at the think tank Fundación Alternativas. Between 1970 and 1982 he taught economics at Deusto University in Bilbao. Since the 1970's he held various political mandates in Spain; amongst others he was Minister for Public Administration (1991-1993) and Minister for Industry and Energy (1993-1996). He resigned from Parliament in 2001. Mr. Eguiagaray Ucelay holds a degree in Economics as well as in Law by Deusto University and a Ph.D. degree by the same University.

Current mandates in addition to the one listed in the chart above are set forth below:

- Director of the Service of Studies of the Fundación Alternativas;
- President of Solidaridad Internacional (NGO);
- Economic Adviser of Arco Valoraciones S.A.;
- Member of the Council Adviser of Creation, Advising and Development (Creade), S.L.; and
- Member of the Council Adviser of the Foundation Group EP.

Former mandates for the last five years:

- Member of the Advisory Board of Futurspace S.A. (resigned 5th July 2004); and
- Associate Professor of Macroeconomics at the University of Carlos III in Madrid (resigned 30th September 2006).

François David

Mr. François David is Chairman and Chief Executive Officer of Coface, an international credit insurance and credit management service provider since 1994. He started his career in 1969 in the French Ministry of Finance as Civil Administrator at the foreign economic relations department in which he held various responsibilities. In 1986, he was named Director of the Cabinet of the Minister of Foreign Trade. In 1987, he was appointed Director of external economic relations within the Ministry of Economy, Finance and Budget. In 1990, he was named International Managing Director of the Aerospatiale company. Mr. David is an alumnus of the *École Nationale d'Administration*, a graduate of the *Institut d'Études Politiques de Paris*, and he holds a degree in sociology.

Current mandates in addition to the one listed in the chart above are set forth below:

- Chairman and Chief Executive Officer of Coface;
- Member of the Board of Directors of *Stichting Administratiekantoor* EADS (the "**Foundation**");
- Chairman and Chief Executive Officer of Coface Scrl;
- Chairman of the Board of Directors of Viscontea Coface (Italy);
- Chairman of the Board of Directors of Coface Services;
- Chairman of the Supervisory Board of AK Coface (*Allgemeine Kreditversicherung Aktiengesellschaft Coface*) (Germany);
- Member of the Board of Directors of Vinci;
- Member of the Board of Directors of the association Coface Trade Aid;
- Chairman of Coface ORT;
- Chairman of La Librairie Electronique (LLE);
- Chairman of Centre d'études financières;
- Chairman of Or Informatique; and
- Censor in Rexel.

Former mandates for the last five years:

- Member of the Board of Directors of Rexel (resigned in 2005).

Michael Rogowski

Dr. Michael Rogowski has been Chairman of the Supervisory Board of Voith AG since 2000 and was also the President of the Association of German Industry from 2000 to 2004. Dr. Michael Rogowski joined Voith GmbH in 1974, where he was responsible for human resources as well as materials management. In 1982 he took over responsibility for the power transmission engineering Division and was named Chairman of the Management Board of Voith GmbH in 1986 and then Voith AG in 1997. He studied economical engineering and earned a doctorate at the University of Karlsruhe in 1969.

Current mandates in addition to the one listed in the chart above are set forth below:

- Chairman of the Supervisory Board of Voith AG;
- Member of the Board of Directors of Stichting Administratiekantoor EADS (the "**Foundation**");
- Member of the Supervisory Board of Talanx AG/HDI Versicherung;
- Member of the Supervisory Board of IKB Deutsche Industrie-Bank AG;
- Member of Shareholder's Committee of Freudenberg & Co.;
- Member of the Supervisory Board of Carl Zeiss AG; and
- Member of the Supervisory Board of Kloeckner & Co. AG

Former mandates for the last five years:

- President of the Federation of German Industries, BDI (resigned 31st December 2004);
- Member of the Supervisory Board of KSB AG (resigned 30th April 2005);
- Member of the Supervisory Board of KfW Kreditanstalt für Wiederaufbau (resigned 31st May 2005);
- Member of the Supervisory Board of Deutsche Messe AG (resigned 30th June 2005); and
- Vice President of the Federation of German Industries, BDI (resigned 31st December 2005).

The Company has not appointed observers to the Board of Directors. Pursuant to applicable Dutch law, the employees are not entitled to elect a Director. There is no minimum number of shares that must be held by a Director.

Independent Directors

The two independent directors appointed pursuant to the criteria of independence set out above are François David and Michael Rogowski.

Prior Offences and Family Ties

To the Company's knowledge, none of the Directors (in either their individual capacity or as director or senior manager of any of the entities listed above) has been convicted in relation to fraudulent offences, been the subject of any bankruptcy, receivership or liquidation, nor been the subject of any official public incrimination and/or sanction by a statutory or regulatory authority, nor been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or conduct of affairs of any company, during at least the last five years. As of the date of this document, there are no family ties among any of the Directors.

Assessment of the Performance of the Board of Directors

At the meeting dated 5th December 2003, the Board of Directors decided to carry out a self-assessment of its performance on an annual basis and a more thorough assessment every three years, possibly with the assistance of external consultants.

Pursuant to this decision, in late 2006 the Board of Directors has commissioned an independent and internationally reputable consulting firm (SpencerStuart) to assist the Directors in evaluating the functioning of the Board of Directors within the specific framework of the shareholders agreement. In the course of the evaluation, the outside consultant held individual meetings with all EADS Directors (Executive and non-Executive).

The results of the self-assessment were reported to and discussed by the Board of Directors with the clear objective to further improve the Board of Directors' effectiveness and efficiency. The main outcomes of the self-assessment read as follows.

It appeared that the Board of Directors has been working as a cohesive entity, in an open, constructive and interactive atmosphere. The frequency of Board of Directors' meetings and the set-up of the Committees (Audit Committee, Remuneration and Nomination Committee) have been judged as adequate by the members of the Board of Directors. The duration of meetings as well as the attendance rate was assessed as satisfactory.

Members of the Board of Directors almost unanimously indicated that the efficiency of the meetings was overall satisfactory and that the Board of Directors deals with the right issues, even if from time to time, urgent operational matters took too much time, compared to the discussions of long-term, strategic matters.

The members of the Board of Directors acknowledged the specific shareholding structure with strong shareholding blocks. Nevertheless they emphasized that decisions are always taken to the best interest of the company.

The review identified a number of possible areas of improvement for the future, such as the skill set and experience in the Board of Directors' room (where specific financial expertise could bring added value), more regular reviews of the strategy and performance of the major divisions and the implementation of a more structured succession planning process for key executives, thanks to a stronger involvement of the Remuneration and Nomination Committee.

It has also been underlined that in order to streamline the decision making process, the documentation and information supplied beforehand to Board members should be reshaped.

2.1.2 Audit Committee

Pursuant to the Rules, the Audit Committee makes recommendations to the Board of Directors on the appointment of auditors and the determination of their remuneration, the approval of the annual financial statements and the interim accounts, discusses with the auditors their audit program and the results of their audit of the accounts and monitors the adequacy of the Group's internal controls, accounting policies and financial reporting. The Audit Committee has responsibility for ensuring that the internal and external audit activities are correctly directed and that the audit matters are given due importance at meetings of the Board of Directors. The rules and responsibilities of the Audit Committee have been set out in more detail in the Audit Committee Charter.

The Audit Committee reviews the quarterly, half and full year accounts on the basis of the documents distributed in advance and discussions with the auditors. The Head of accounting and the Chief Operating Officer Finance are invited to meetings of the Audit Committee to answer any question.

In 2006, the Audit Committee was chaired by Manfred Bischoff and Arnaud Lagardère and also included Rüdiger Grube.

The Audit Committee meets twice a year, or more frequently according to requirements. It met five times during 2006, with a 100% attendance rate, to review the 2005 results as well as the first half-year results for 2006 of the Company, together with the quarterly financial reviews. As decided by the Board of Directors on 5th December 2003, the role of the Audit Committee was increased with new tasks such as, in particular, the review of the quarterly financial reports.

2.1.3 Remuneration and Nomination Committee

Pursuant to the Rules, the Remuneration and Nomination Committee makes recommendations to the Board of Directors regarding appointments of the Executive Committee members, the chairmen of the Supervisory Board (or similar bodies), the Chief Executive Officers (or equivalent positions) of main Group companies and BUs and the Corporate Secretary, human resources and remuneration related strategy and long-term remuneration plans (including playing a central role in determining and reviewing the variable portion of the remuneration of the members of the Board of Directors and the Executive Committee) and decides the service contracts and other contractual matters in relation to the Board of Directors and Executive Committee members. The rules and responsibilities of the Remuneration and Nomination Committee have been set out in more detail in the Remuneration and Nomination Charter. In 2006, the Remuneration and Nomination Committee was chaired by Manfred Bischoff and Arnaud Lagardère and also included Thomas Enders, Louis Gallois and Rüdiger Grube.

The Remuneration and Nomination Committee meets twice a year, or more frequently according to requirements. It met five times during 2006, with a 95% average attendance rate. On top of making recommendations to the Board of Directors for major appointments within the Group, the Remuneration and Nomination Committee reviewed the compensation policy (including pension schemes), the new Executive Committee members remunerations, the bonus payments for 2005, the long-term incentive plan and the employee share ownership plan for 2006/07 (originally scheduled for June 2006 but postponed to March 2007, see "2.3.2.7 Employee Share Ownership Plan 2007"), as well as the remuneration review of the members of the Executive Committee for 2006.

2.1.4 Executive Committee

The Chief Executive Officers, supported by an Executive Committee (the "**Executive Committee**"), are responsible for managing the day-to-day operations of the Company. The Executive Committee, chaired by the Chief Executive Officers, also comprises the Heads of the major Functions and Divisions of the Group. The Executive Committee met ten times during 2006.

The following matters are discussed, amongst others, at the Executive Committee meetings:

- Setting up and control of the implementation of the strategy for EADS businesses;
- Management, organisational and legal structure of the Group;
- Performance level of the Group's businesses and support functions; and
- All business issues, including the operational plan of the Group and its Divisions and BUs.

The internal organisation of the Executive Committee is defined by the business allocation among the members under the supervision of the Chief Executive Officers. Notwithstanding the joint responsibilities as defined above, each member of the Executive Committee is individually responsible for the management of his portfolio and must abide by decisions taken by the Chief Executive Officers and the Executive Committee, as the case may be.

The Chief Executive Officers endeavour to reach consensus among the members of the Executive Committee on the matters discussed at the Executive Committee meetings. In the event of consensus not being reached, the Chief Executive Officers are entitled to decide the matter. If there is a fundamental or significant disagreement with respect to any undecided matter, the dissenting Executive Committee member may request that the Chief Executive Officers submit such matter to the Chairmen for their opinion.

The term of office for the Executive Committee members is five years.

The Executive Committee members are appointed by the Board of Directors.

COMPOSITION OF THE EXECUTIVE COMMITTEE

Name	Age	Term started	Term expires	Principal Occupation
Thomas Enders	48	2005	2010	Chief Executive Officer EADS
Louis Gallois	63	2006	2010	Chief Executive Officer EADS and Head of Airbus
Jean-Paul Gut	45	2005	2010	Chief Operating Officer Marketing, Strategy and Global Development
Hans Peter Ring	56	2002	2007	Chief Operating Officer Finance EADS and Chief Financial Officer Airbus
François Auque	50	2005	2010	Head of Astrium
Lutz Bertling	44	2006	2011	Head of Eurocopter
Jean J. Botti	50	2006	2011	Chief Technical Officer
Fabrice Brégier	45	2005	2010	Chief Operating Officer Airbus
Ralph D Crosby Jr.	59	2002	2007	Head of EADS North America
Francisco Fernández Sáinz	61	2002	2007	Head of Military Transport Aircraft
Jussi Itävuori	51	2002	2007	Head of Human Resources
Stefan Zoller	49	2005	2010	Head of Defence & Security

Nota:The professional address of allamembers of the Executive Committee for any matter relating to EADS is Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands.

Thomas Enders, Chief Executive Officer EADS

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

Louis Gallois, Chief Executive Officer EADS and Head of Airbus

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

Jean-Paul Gut, Chief Operating Officer Marketing, Strategy and Global Development

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

Hans Peter Ring, Chief Operating Officer Finance EADS and Chief Financial Officer Airbus

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

François Auque, Head of Astrium

Mr. Auque joined Aerospatiale as Chief Financial Officer in 1991, after a career with the Suez Group and the French Cour des Comptes. He held various top management functions within Aerospatiale and Matra until becoming Chief Financial Officer of Aerospatiale Matra together with Managing Director for satellites. Since 2000, he is Chief Executive Officer of the EADS Space Division. Mr. Auque graduated from HEC, from the IEP of Paris, and from the ENA.

Lutz Bertling, Head of Eurocopter

Since 1988, Mr. Bertling has held various positions at Braunschweig University and DaimlerChrysler Rail Systems. In 1999, he joined the Military Aircraft Business of Dasa as Vice President Augsburg Plant and Aerostructure Programs. Since 2003 he works in Eurocopter, became Chief Executive Officer of Eurocopter Deutschland in April 2006 and Head of Eurocopter Division in October. Mr. Bertling studied Engineering at the Braunschweig University and holds a PhD.

Jean J. Botti, Chief Technical Officer

Mr. Botti started his career in 1978 as product engineer for Renault France. From 1989 on, he worked in the USA for General Motors, before becoming Chief Technologist and subsequently Business Line Executive of the Powertrain Business at Delphi. In May 2006, he was appointed Chief Technical Officer of EADS. Mr. Botti holds degrees from INSA Toulouse, an MBA from Central Michigan University and a PhD from the Conservatoire des Arts et Métiers.

Fabrice Brégier, Chief Operating Officer Airbus

Mr. Brégier joined Matra Défense in 1993 as Chairman of the Apache MAW and Eurodrone GIEs. In 1996, he was appointed Director for the Stand-Off activities of Matra BAe Dynamics before becoming Chief Executive Officer of MBD in 1998 and Chief Executive Officer of MBDA in 2001. Since April 2003, he was President and Chief Executive Officer of Eurocopter and Member of the EADS Executive Committee, before being appointed Airbus Chief Operating Officer in October 2006.

Ralph D. Crosby Jr., Head of EADS North America

Mr. Crosby has been Chairman and Chief Executive Officer of EADS North America since 2002. He is EADS' senior executive in the U.S. and Chief Executive of the company operating all U.S. subsidiaries of the group. Previously, Mr. Crosby was President of the Integrated Systems Sector at Northrop Grumman Corporation. Mr. Crosby holds degrees from the U.S. Military Academy, the Graduate Institute of International Studies in Geneva and Harvard University.

Francisco Fernández Sáinz, Head of Military Transport Aircraft

Mr. Fernández Sáinz joined CASA in 1971 as a Stress Engineer. Between 1975 and 2002 he held various positions such as Engineering Development Director, Vice President of Engineering, Executive Vice President Programs and finally as Airbus España General Manager. Since 2002, he has been Head of the Military Transport Aircraft Division. Mr. Fernández Sáinz holds an MBA from ICADE and is a Senior Aeronautical Engineer.

Jussi Itävuori, Head of Human Resources

Mr. Itävuori joined EADS in September 2001. Previously, he worked for KONE Corporation since 1982 and was appointed in 1989 as Head of Human Resources and member of the Executive Committee of KONE Elevators. In 1995, he was appointed member of the Executive Committee and Head of Human Resources of KONE Corporation. Mr. Itävuori graduated from the Vaasa School of Economics, Finland and served in the Airforce as pilot.

Stefan Zoller, Head of Defence & Security

Mr. Zoller joined Dasa in 1996 as Chief of Staff of the President and Chief Executive Officer of the company. Previously, he held various management positions within DaimlerChrysler, Dornier and Senstar/Canada. Since 2000, he has held top management positions within EADS' defence business and was appointed Head of the Defence & Security Division in 2005. Mr. Zoller graduated from the University Tübingen and holds a PhD in company law.

2.1.5 Internal Control and Risk Management Systems

2.1.5.1 Overview

One of Management's fundamental missions is to foster a positive Internal Control ("**IC**") and Risk Management ("**RM**") environment at EADS, in line with corporate governance requirements and best practices in the Netherlands, France, Germany and Spain. Having recognised that continuing changes in the multi-jurisdictional legal and regulatory provisions applicable to EADS required a strategic approach to IC and RM, EADS began to implement a group-wide IC and RM system at the beginning of 2004. This system is based on the Internal Control and Enterprise Risk Management Frameworks of the Committee of Sponsoring Organisations of the Treadway Commission ("**COSO**").

The IC and RM system provides Management with a framework for attempting to manage the uncertainty and associated risks inherent in EADS' business. It serves as the basis for all sub-IC and sub-RM procedures present throughout EADS at the divisional and Business Unit ("**BU**") levels.

Limitations

No matter how well designed, all IC and RM systems have inherent limitations, such as vulnerability to circumvention or management overrides of the controls in place. Consequently, no assurance can be given that EADS' IC and RM system and procedures are or will be, despite all care and effort, entirely effective.

Developments in 2006 and outlook

During 2006, EADS' main objective with respect to its IC and RM system was to increase awareness of IC and RM principles at the divisional, BU and Headquarters ("**HQ**") level. This included the rollout across several Divisions and BUs of standardised IC and RM training covering basic and refresher concepts. In addition, process coordinators benefited from individual coaching sessions and workshops relating to the performance of yearly IC procedures. Working groups were also established throughout 2006 in order to enhance cross-departmental and cross-organisational knowledge exchange.

During the second half of 2006, most Divisions, BUs and HQ departments conducted a self-assessment of their IC systems to evaluate the design and operational effectiveness of internal controls. The results are currently in the process of being analysed. The independent review process launched in 2005 to substantiate the self-assessments and to assess the effectiveness of the IC and RM systems also continued during 2006.

Finally, following the purchase of BAE Systems' 20% minority stake in Airbus in October 2006, the appointment of common chief executive officer ("**CEO**") and chief financial officer ("**CFO**") at EADS and Airbus and the production difficulties encountered with the A380 in 2006, EADS is currently reviewing the IC and RM system in place at Airbus in order to further align it with that of the group as a whole. Prior to BAE Systems' divestment of its stake, Airbus operated an IC and RM system, customised to their specific business. As a wholly owned subsidiary, Airbus' IC and RM system will be further integrated with that of the group over the long-term.

Building on the comprehensive IC and RM review and evaluation procedures carried out in 2006, EADS will assess the results over the course of 2007. As a result of the ongoing monitoring activities of the IC and RM systems' effectiveness, further modifications to the IC and RM systems are expected throughout 2007.

Responsibility for the IC and RM System — Interaction with EADS Management

Overall responsibility for the IC and RM system and the related reporting to stakeholders lies with the EADS Board of Directors ("**BoD**"). EADS' CEOs and CFO are responsible for ensuring that the IC and RM system and related procedures are implemented throughout the Group. In addition, the Audit Committee oversees the group-wide functioning of the IC and RM system.

A general management principle at EADS is the delegation of entrepreneurial responsibility and powers to the operational units. This principle of subsidiarity entails a clear separation of responsibilities between EADS Headquarters and the Divisions or BUs. EADS Headquarters sets the overall strategic and operational targets for EADS and assumes the ultimate responsibility. The Divisions and BUs retain responsibility for all operational matters and activities within their scope, subject to audit.

Consequently, the responsibility for operating and monitoring the IC and RM system and for risk and IC reporting lies with the respective management of the Divisions, BUs and HQ departments. They must seek to ensure transparency and effectiveness of their local sub-IC and RM systems and the adherence to the objectives defined by the EADS BoD. The management of Divisions, BUs and HQ departments is responsible for the implementation of appropriate mitigation activities to reduce the probability and impact of risk exposures and for the communication of risks which affect others within EADS.

In principle, risk and IC management as well as ensuring overall effectiveness of the IC and RM system is the responsibility of all members of the staff. The Group seeks to integrate risk and IC management into all activities when conducting business transactions.

Sources and Standards for IC and RM System and Procedures

The core policies, procedures and thresholds that define EADS' IC and RM environment are communicated throughout the Group through:

- Codes of conduct (e.g., EADS Code of Ethics, Corporate Social Responsibility policies (see "Part 2/Chapter 2 Corporate Social Responsibility"));

- Handbooks (e.g., "EADS Corporate Management Principles and Responsibilities", the "Financial Control Handbook");
- Manuals (e.g., Treasury Procedures, "Accounting Manual", "Reporting Manual"); and
- Guidelines (e.g., Risk Management Guidelines, "Funding Policy").

External standards influencing the EADS IC and RM system include the IC and Enterprise Risk Management (ERM) Frameworks of COSO, as well as industry-specific standards as defined by the International Standards Organisation (ISO).

2.1.5.2 RM System

RM at EADS covers all types of risk such as operational, financial, strategic and compliance risks, quantifiable and unquantifiable risks, short-, middle- and long-term risks, and risks with financial, health and safety, and reputational implications. The RM system requires that all risks be identified and that their likelihood of occurrence and the possible extent of damage be assessed, usually in terms of their effect on operating profit. Early identification and professional management of these risks is fundamental to business success. See "Risk Factors" for information on certain risks to which the Group is exposed.

The management of the Divisions, BUs and HQ departments is responsible for developing and initiating appropriate measures to avoid, reduce, or hedge the probability and/or impact of the identified risks. Information on risks is gathered and updated regularly to provide Division, BU and HQ management with an analysis of the significant risks within the Group, as well as with information on the activities initiated to mitigate or avoid such risks. This information is used for decision making throughout the relevant EADS management processes. In addition, the evolution of major risks and the development of the countermeasures taken in response are monitored on a regular basis by Division and BU management, who in turn report to the CEOs and CFO.

The RM system attempts to cover all risks to which EADS is exposed, including risks inherent in the day-to-day business processes of the Group. EADS' IC system as described below seeks to provide reasonable assurance that process-inherent risks arising from the Group's activities are managed effectively. The relevant risks are subject to a management discussion process at the Group level.

2.1.5.3 IC System

The IC system is based on a variety of IC policies and procedures within EADS. It is designed to provide reasonable assurance to the BoD, the CEOs and the CFO regarding the achievement of the following objectives:

- The quality of financial reporting, including design and implementation of processes to generate a flow of timely, relevant and reliable financial information;
- Compliance with laws and regulations applicable to the Group, as well as with internal Group policies; and
- Identification and response to significant operational, financial and compliance risks throughout EADS.

The IC system covers all three objectives with the main focus on the reliability of financial reporting to reasonably assure that it does not contain any material inaccuracies.

The management of the Divisions, BUs and HQ departments is responsible for the operating and monitoring of the IC system within their area of duty. They seek to ensure that the appropriate controls to achieve the control objectives defined by EADS HQ and listed in IC templates are in place and operate effectively on an ongoing basis.

EADS has established formalized internal control self-assessment mechanisms, to be applied by each identified process/control owner on a regular basis, who must assess the operating and design effectiveness of the internal controls in place for his process. Identified control deficiencies are evaluated and prioritised into "deficiencies", "significant deficiencies" and "material weaknesses". For each deficiency, a remediation action is defined and implemented. The progress is monitored by the respective Division, BU and HQ department management and reported to EADS HQ. To verify the successful implementation of the remediation actions, the remedied controls are periodically re-assessed. Each year, corporate audit provides an independent review of the status of the IC systems in selected Divisions, BU and HQ department. Generally, relevant personnel (e.g., IC coordinators, process owners) receive training in order to be informed of new/changed laws and regulations regarding IC and to be updated on relevant process steps and activities regarding the IC system.

Based on the self-assessments, management of each Division, BU and HQ department prepares formal statements as to the adequacy and effectiveness of the IC systems within their scope of responsibility.

Joint ventures, such as MBDA, operate separate IC systems. Alignment with the EADS IC system is facilitated, inter alia, through EADS' presence on such affiliates' supervisory and management bodies (e.g., MBDA Board of Directors, audit committees).

Monitoring of Internal Controls — Management discussions

In addition to regular monitoring activities at the Divisional, BU and HQ levels, their assessments about the adequacy and effectiveness of the IC systems are discussed in depth between EADS CEOs and CFO and the respective Division/BU CEOs and CFOs or the HQ-functions heads. These discussions serve to prioritise potential issues at EADS level, define and commit appropriate actions if needed, and draw conclusions for the overall EADS IC and RM report.

Management Sign-Off Process — Sub-representation

Once every year, identified significant deficiencies and material weaknesses are reported in sub-representation letters, providing assurance in the form of management assessment of the quality of the IC systems and of the IC risk exposure. Since the 2004 reporting cycle, a formalised sign-off process is in place whereby EADS' CEOs and CFO confirm to the BoD, to the best of their knowledge, whether:

- the IC system is adequately structured to ensure the reliability of financial reporting within EADS;
- the control activities in place are completely and accurately described in the IC templates and/or other relevant process documentation and guidelines;
- the owner of each control activity is clearly identified; and
- the controls in place are appropriate for EADS' business and meet the defined control objectives.

The CEOs' and the CFO's IC statement is mainly based on the self-assessments, independent reviews and management discussions described above, and is substantiated by sub-representation letters provided to the CEOs and CFO by all Divisional and BU management.

2.1.5.4 Business Processes Covered by the IC System

Based on EADS' activities, seventeen high-level business processes have been identified within EADS. They are categorized into core processes (research and development, production, sales, after sales and program management), support processes (procurement, human resources, accounting, fixed assets, treasury, information technology, mergers & acquisitions, legal and insurance) and management processes (internal audit, controlling and management controls). Set out below is a description of certain of these business processes in place during 2006, and the correlating IC procedures, covering risks that have a significant potential of affecting the Group's financial condition and results of operations.

Accounting

At the core of EADS' IC system are accounting processes and controls designed to ensure the reliability of the financial statements and other financial information used by management and disclosed to EADS' investors and other stakeholders. These processes and controls are part of an overall financial control model integrating strategic planning, operative planning, measurement and reporting, decisions/actions and financial market communication. This integrated approach to planning and reporting aims to improve internal communication and transparency across departments and organisational units within EADS, which are essential to the preparation of accurate and reliable financial statements.

Consolidation Procedures — External Financial Reporting

The EADS financial control model defines the planning and reporting procedures that apply to all operational units of the Group, as well as the responsibilities of the CFO, who is charged with developing, implementing and monitoring these procedures. Among the CFO's primary tasks is overseeing the preparation of consolidated financial statements for EADS, which are prepared under the direct supervision of the Chief Accounting Officer ("**CAO**"). The CAO is responsible for the operation of the Group's consolidation systems and rules and for the definition of Group-wide accounting policies, reporting rules and financial guidelines that ensure the consistency and quality of financial information reported by the BUs and Divisions. EADS' accounting policies are set out in a written accounting manual, which is agreed with the Company's external auditors. Changes to the EADS accounting manual require approval by the CAO, and, where significant changes are involved, the CFO or the Board of Directors (based upon the advice of the Audit Committee).

Control of the financial reporting process is effected not only through the elaboration of Group-wide accounting systems and policies, but also through an organized process for extracting quality information from the reporting units on a timely basis. The EADS reporting process is briefly summarized below:

BU accounting departments record information using the EADS accounting consolidation software, following centrally defined EADS accounting policies which comply with IFRS, the Group-wide applied accounting principle. Accountants at EADS headquarters, who are responsible for each Division, monitor and verify the work of the relevant BU accounting departments. The Division accountants also provide direct support to the BUs to ensure the correct application of the EADS accounting policies.

During the course of each reporting cycle, BU CFOs frequently meet with the EADS CAO to discuss the financial information generated by the BUs.

Prior to being disclosed to the public and subsequently submitted for approval to the shareholders, the consolidated year-end financial statements are audited by the Company's external auditors, reviewed by the Audit Committee and submitted for approval by the Board of Directors. Similar procedure is used for the quarterly closing. Group auditors are involved before EADS financial statements are submitted to the Board of Directors.

Controlling

The controlling function has developed a value-driven economic and financial corporate measurement system and methodology on an industry benchmark level. Supported by the CFOs from Divisions, the core planning, tracking and reporting tasks of the controlling department provides management with a global overview of the Group. The controlling department is also called on to interact with other headquarters functions to ensure that corporate activities, such as mergers and acquisitions ("**M&A**") and sourcing, are carried out in accordance with the Group-level policies and strategies. This global overview also makes controlling an integral element of the risk assessment process.

The EADS financial reporting policies and procedures, described above, are also designed to provide Management with updated (at least monthly) decision-oriented management information to control the operational performance of the Group. This information includes regular cash and treasury reports, as well as other financial information used for future strategic and operative planning and control and supervision of economic risks arising from the Group's operations.

Treasury

Treasury management procedures, defined by EADS' central treasury department at Group headquarters, enhance management's ability to identify and assess risks relating to liquidity, foreign exchange rates and interest rates. Controlled subsidiaries fall within the scope of the centralized treasury management procedures, with similar monitoring procedures existing for jointly controlled affiliates, such as MBDA.

Cash Management

Management of liquidity to support operations is one of the primary missions of the EADS central treasury department. Monthly cash planning and reporting by the central treasury department, in conjunction with the controlling department, provides management with the information required to oversee the Group's cash profile and to initiate necessary corrective action in order to ensure overall liquidity.

To maintain targeted liquidity levels, and to safeguard cash, EADS has implemented a cash pooling system with daily cash sweeps from the controlled subsidiaries to centrally managed accounts. Payment fraud prevention procedures have been standardized throughout the Group.

Hedge Management

Commercial operations generate material foreign exchange and interest rate exposures. A Group hedging policy is defined and updated regularly by the Board of Directors. In order to ensure that all hedging activity is undertaken in line with the Group hedging policy, the central treasury department executes all hedging transactions. The central treasury department conducts ongoing risk analysis and proposes appropriate measures to the Divisions and BUs with respect to foreign exchange and interest rate risk. Subsidiaries are required to calculate, update and monitor their foreign exchange and interest rate exposure with the EADS central treasury department on a monthly basis, in accordance with defined treasury procedures. See "1.1.8 Hedging Activities".

Sales Financing

In connection with certain commercial contracts, EADS may agree to enter into sales financing arrangements. In respect of sales financing at Airbus, an annual sales financing budget is defined as part of the EADS operative planning process. Sales financing transactions are approved on a case-by-case basis, in line with certain risk assessment guidelines.

Procedures for Monitoring Off-Balance Sheet Liabilities

Within EADS, off-balance sheet liabilities mainly arise in connection with lease arrangements, extensions of guarantees and pending or threatened litigation. Divisions and BUs are required to record, or to provide information on, all financial guarantees in a tracking system. Guarantees for amounts in excess of a certain threshold must be approved by the CFO, the CEOs or the Board of Directors, as the case may be.

Management has instituted procedures to monitor the level of certain off-balance sheet liabilities throughout the Group. In particular, a specialized guarantee tracking system has been rolled out to monitor exposure arising from guarantees throughout the Group.

For jointly controlled affiliates, such as MBDA, summary information on guarantee-related off-balance sheet exposure is captured by EADS Headquarters based on regular reports of this exposure and discussed in the MBDA treasury committee.

Sales

Commercial contracts entered into by EADS' operating subsidiaries have the potential to expose the Group to significant financial, operational and legal risks. To control these risks, Management has implemented contract proposal review procedures to ensure that EADS does not enter into material commercial contracts that expose it to unacceptable risk or are not in line with the Group's overall objectives. These procedures include (i) Board of Directors-approved thresholds and criteria for determining the risk and profitability profile of proposed contracts and (ii) a mandated pre-approval process for contracts defined as "high-risk".

Contracts falling within the defined threshold categories require approval by the CFO. Contracts that are deemed "high-risk" must be submitted to a standing Commercial Committee (with the COO for Finance and the COO of Marketing, Strategy and Global Development serving as permanent members). This committee is responsible for reviewing the proposal and submitting a decision-leading recommendation to the CEOs. Its specific role and responsibilities are defined in a set of internal rules adopted by the EADS Executive Committee.

In the case of Airbus, contracts are approved in accordance with Airbus' own Corporate Governance policy, based on EADS guidelines. In general, where EADS shares control of a subsidiary with a third party, the Commercial Committee is responsible for forming the EADS position on proposed commercial contracts.

Mergers and Acquisitions

With respect to merger, acquisition and divestiture activities of the Group, Management has implemented transaction review and approval procedures centralized at EADS headquarters. The IC procedures require all M&A transactions to be reviewed by an M&A Committee. The M&A Committee is chaired by the head of Strategic Coordination, and includes the CFO and the directors of Group headquarters level M&A and controlling departments. Legal Affairs is permanently represented on the M&A Committee, and representatives of other departments are also invited to attend meetings.

Projects that are considered non-strategic and fall under a defined value threshold are reviewed and approved by the M&A Committee. Strategic and high-value projects require additional approval by the CEOs or the Board of Directors. This review and approval procedure is carried out at four critical stages of the M&A process, beginning with an analysis of the strategic fit and definition of the legal framework and concluding with a final review of the overall transaction.

Legal

EADS is subject to myriad legal requirements in each jurisdiction in which it conducts business. The EADS Legal Affairs directorate, in coordination with the Division and BU legal departments, is responsible for implementing and overseeing the procedures designed to ensure that EADS' activities comply with all applicable laws, regulations and requirements. It is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

Legal Affairs, together with the Corporate Secretary, also plays an essential role in the design and administration of (i) the EADS Corporate Governance procedures and (ii) the legal documentation underlying the delegation of powers and responsibilities and defining the EADS management and IC environment.

Internal Audit

The EADS Internal Audit department, under the direction of the Corporate Secretary, provides Management with a risk-based evaluation of the effectiveness of the Group's IC procedures. Based upon an approved annual audit plan and a global risk assessment of the Group's activities, the Internal Audit department (i) reviews operational processes for risk management and operating efficiency improvement opportunities and (ii) monitors compliance with legal requirements and internal policies, process guidelines and procedures. Internal Audit also involves ad hoc reviews, performed at the request of management, focusing on current (e.g., suspected fraudulent activities) and future (e.g., contract management) risks.

Procurement

A group with the size and complexity of EADS requires a common sourcing policy to maximize market effort and minimize inefficiencies in the procurement process. To ensure that corporate sourcing is carried out in an efficient and ethical manner, a set of common purchasing processes, in line with a common sourcing strategy, is defined and implemented by the head of Corporate Sourcing and the Chief Procurement Officers Council.

2.2 Interests of Directors and Principal Executive Officers

2.2.1 Compensation Granted to Directors and Principal Executive Officers

2.2.1.1 General Principles

EADS' remuneration policy aims at attracting and retaining talents that will contribute to the Group's business success. Shareholders expect a strong commitment from members of the Board of Directors; the compensation policy is therefore designed to focus efforts on what the Group wants to value and reward. To meet these objectives, a significant portion of the compensation is variable and linked to key performance measures and individual objectives. The remuneration is benchmarked regularly against the practice of other global companies based in Europe and the USA to ensure fairness and competitiveness.

The Board of Directors is composed of Non-Executive Directors and Executive Directors (who are also members of the Executive Committee).

The compensation of the Executive Directors and of the members of the Executive Committee combines short-term and long-term reward and is summarized as follows:

	Compensation element	Main drivers	Performance measures	Variation of payment as % of Total target income / % of vesting
Short-term	Base salary	Position/job value	Individual performance/ Market practice	-
	Variable pay	Achievement of Group business and financial yearly objectives and reward of individual performance	- Collective part (50% of Target variable pay): EBIT* (75%) and cash (25%) achievement	Chief Executive Officers: 55% of Total target income (range from 0% to 175%)
			- Individual bonus (50% of Target variable pay): achievement of annual individual objectives	Other members of the Executive Committee: 50% of Total target income (range from 0% to 175%)
Mid- and Long-term	Stock option plan	Alignment with shareholders' interest for value creation	Variation of the value of EADS share compared to a grant price set at 110% of the Fair Market Value at grant date	
	Performance share plan	Achievement of long-term operational profit, measured through cumulative EBIT* achievement	The number of Performance shares which will vest is based on 2nd and 3rd year cumulative EBIT* achievement	Vested Performance shares will range from 0% to 100% of initial grant

2.2.1.2 Compensation of the Members of the Board of Directors

- The Non-Executive Directors are entitled to receive an accumulated total target compensation as a group of Non-Executive Directors on a full year basis of €900,000. This target compensation includes (i) a fixed part of €30,000 per director and €60,000 per chairman, (ii) a fee for participation in Board of Directors' meetings and Committee meetings (if such Committee meetings take place on a different date than the Board of Directors' meetings) of €5,000 per director and €10,000 per chairman, per meeting and (iii) a variable part composed of a collective part (bonus) calculated, on the basis of EBIT* (75%) and cash (25%) results of the Group, of €50,000 per director and €100,000 per chairman at 100% target achievement. The rules for the collective part calculation on the basis of EBIT* (75%) and cash (25%) results of the Group for the Non-Executive Directors are the same as for the members of the Executive Committee (see below "2.2.1.3 Compensation of the Members of the Executive Committee"). The Non-Executive Directors do not have termination packages.

- The Executive Directors receive neither fees for participation in Board of Directors' meetings nor any dedicated compensation as members of the Board of Directors in addition to their compensation as members of the Executive Committee (see below "2.2.1.3 Compensation of the Members of the Executive Committee"). The Executive Directors are eligible for benefits under Long Term Incentive Plans including stock option plans and performance share plans (see "2.3.3 Long Term Incentives Plans") and under employee share ownership plans in their capacity as qualifying employees (see also "2.3.2 Employee

Share Ownership Plans"). Additionally, the Executive Directors are entitled to pension benefits.

The amounts of the various components constituting the compensation granted to Executive Directors and Non-Executive Directors during 2006 together with additional information such as the number of stock options and performance shares (see "2.3.3 Long Term Incentives Plans") and details of the pension benefits entitlements of the Executive Directors are set out in "Notes to the Company Financial Statements — Note 11: Remuneration" page 126.

They are summarized below:

- Total remuneration and related compensation costs:

The total remuneration and related compensation costs of the members of the Board of Directors and former directors in 2006 can be specified as follows:

	2006 in €	2005 in €
Fixum	4,564,086	4,908,190
Bonus (related to reporting period)	2,361,451	4,850,449
Fees	395,000	260,000
	7,320,537	10,018,639

The cash remuneration of the members of the Board of Directors was as follows:

2006	Fixum in €	Bonus in € related to 2006	Fees in €	Total in €
Directors				
Manfred Bischoff	60,000	43,750	100,000	203,750
Arnaud Lagardère	60,000	43,750	100,000	203,750
Thomas Enders	1,195,225	542,468	-	1,737,963
Louis Gallois (until end of June 06)	-	-	-	-
Louis Gallois (since July 06)	450,000	257,612	-	707,612
Jean-Paul Gut	943,693	456,527	-	1,400,220
Hans-Peter Ring	951,193	456,527	-	1,407,720
Francois David	30,000	21,875	40,000	91,875
Rüdiger Grube	30,000	21,875	75,000(*)	126,875
Michael Rogowski	30,000	21,875	30,000	81,875
Juan Manuel Eguiagaray Ucelay	18,750	21,875	50,000	90,625
Former director(**)				
Noël Forgeard	795,225	473,317	-	1,268,542
Total	**4,564,086**	**2,361,451**	**395,000**	**7,320,537**

(*) Including €30,000 relating to the 2005 Meeting fees paid in 2006.
(**) *Prorata* in accordance with his membership with the Board of Directors.

- Long term incentives

The table below gives an overview of the Long term Incentive Plans (stock-options and performance shares) granted by EADS to the Executive Members of the Board of Directors in 2006:

	Stock option plan: number of stock-options			Shares plan: number of performance shares(*)	
	granted in 2006	**exercise price in €**	**expiry date**	**granted in 2006**	**vesting date**
Thomas Enders	67,500	25,65	16th Dec. 2016	16,875	Publication of the 2009 annual results, expected in March 2010
Louis Gallois	67,500	25,65	16th Dec. 2016	16,875	Publication of the 2009 annual results, expected in March 2010
Jean-Paul Gut	50,000	25,65	16th Dec. 2016	12,500	Publication of the 2009 annual results, expected in March 2010
Hans Peter Ring	50,000	25,65	16th Dec. 2016	12,500	Publication of the 2009 annual results, expected in March 2010
Total	**235,000**			**58,750**	

(*) Vesting of all performance shares granted to Directors is subject to performance conditions.

In 2006, former Director Mr. Noël Forgeard was no longer eligible to grants of stock-options, nor to grants of performance shares.

- Pension benefits:

The pension benefit obligation for the Executive Directors is as follows:

The Executive Directors have pension promises as part of their employment agreements. The general policy is to give them annual pension of 50% of their annual base salary after five years in the Executive Committee of EADS at the age of 60 to 65. In case of the Chief Executive Officers, the retirement age is 60. This obligation increases to 60% after ten years of service in the EADS Executive Committee.

These pension schemes have been implemented and financed through collective executive pension plans in France and Germany. These pension promises have also separate rules e.g. for minimum length of service and other conditions to comply with national regulations.

For the Executive Directors, the amount of the pension defined benefit obligation amounted to €23 million as of 31st December 2006. This obligation has been partly funded and accrued for in the consolidated financial statements for its unfunded portion.

- Termination package:

The Executive Directors are also entitled to a termination package when they leave the Company as a result of a decision of the Company. The employment contracts for Executive Directors are concluded for an indefinite term with an indemnity of up to a maximum of 24 months of their target income. The maximum 24 months indemnity can be reduced *pro rata* depending on the age of retirement.

- Non competition clause:

A non-competition clause is included in the contracts of the Executive Directors. This clause is applicable for a 2-year period, starting at the end of the employment contract. If the company does not revoke the application of the said clause, the Executive Directors will receive a compensation based on his monthly salary (including variable pay) in return for his obligation not to compete.

- Other benefits:

Executive Directors are entitled to a company car. The value of the company cars of appointed Executive Directors is as follows: For Thomas Enders €81,772, for Louis Gallois €23,752, for Jean-Paul Gut €69,483 and for Hans-Peter Ring €96,400.

Mr. Thomas Enders benefits also from a free accommodation in France. The monthly lease amounts to €3,878 on average.

2.2.1.3 Compensation of the Members of the Executive Committee

The members of the Executive Committee, including Executive Directors but also members of the Executive Committee who are not members of the Board of Directors, are entitled to receive for the year 2006 an accumulated total target compensation on a full year basis of €11,373,997. This target compensation is calculated *pro rata* for the Executive Directors present in the Company on 31 December 2006. This compensation is divided for the Chief Executive Officers into a 45% fixed part and a 55% variable part and for the other members of the Executive Committee into a 50% fixed part and a 50% variable part (in practice, the variable part can exceed 55% and 50% respectively of the total compensation in case of overachievement of the targets). The variable part is calculated on the basis of two equal components: (i) a collective part calculated on the basis of EBIT* (75%) and cash (25%) results of the Group and (ii) a bonus corresponding to individual achievements.

The variable part is calculated on the basis of two equal components:

- Collective part (50% of the variable part) to reward business performance at Group level or division level (if applicable). Cash and EBIT* are the financial indicators chosen to measure collective performance (EBIT* represents 75% of the collective part and cash represents 25% of the collective part);
- Individual bonus (50% of the variable part) to reward individual performance measured against the achievement of individual objectives.

The Group is committed to setting individual and financial targets, the achievement of which would reflect the real performance of EADS. The choice of EBIT* and cash financial indicators ensures the alignment of Directors and top Executive with EADS priorities.

Based on the level of performance, the collective as well as the individual payout can vary from 0% to 175% of the target payment.

On target payment at 100% for both individual and financial targets would indicate strong personal and company performance.

The Remuneration and Nomination Committee reviews and makes recommendations to the Board of Directors on bonus payments to the members of the Board of Directors and to the members of the Executive Committee; the Board of Directors makes the final decision.

The total compensation paid by EADS and all its Group companies to Mr. Thomas Enders, Chief Executive Officer, during the year 2006, was €2,015,781 (this sum includes the payments of his January to December 2006 fixum and the 2005 variable pay paid in May 2006, which is calculated *pro rata* for the periods as Head of Defence & Security Division and Chief Executive Officer of EADS).

The total compensation paid by EADS and all its Group companies to the new Chief Executive Officer, Mr. Louis Gallois, appointed in July 2006, during the year 2006, was €450,000 (this sum includes the payments of his July to December 2006 fixum).

- Former Chief Executive Officer:

The total compensation paid by EADS and all its Group companies to Mr. Noël Forgeard, in his role as Chief Executive Officer of the Company, during the year 2006 was €2,469,950 (this sum includes the payments of his January to June 2006 fixum, the 2005 variable pay paid in May 2006, which is calculated *pro rata* for the periods as Chief Executive Officer of Airbus and Chief Executive Officer of EADS, the 2006 variable pay paid in 2006, which is calculated *pro rata* for the period as Chief Executive Officer of EADS).

Under the terms of his employment contract, Noël Forgeard was entitled to:

- A 6 month notice period, which represents an amount of €1,223,317 (gross salary and bonus);
- A termination package of €4,893,268 (i.e. 24 months of total gross annual income);
- A 2-year non-compete indemnity, which represents a monthly gross amount of €101,917 gross (from 2007 onwards).

2.2.2 Long Term Incentives Granted to the Two Chief Executive Officers

See "2.3.3 Long Term Incentive Plans".

2.2.3 Related Party Transactions

Article 2:146 of the Dutch Civil Code provides as follows:

"Unless the articles of association provide otherwise, a company (*naamloze vennootschap*) shall be represented by its board of supervisory directors in all matters in which it has a conflict of interest with one or more of the members of its Board of Directors. The shareholders' meeting shall at all times have powers to designate one or more persons for this purpose". In the case of EADS, the Articles of Association do provide otherwise since they enable the Board of Directors to have power to represent the Company in matters where the Company has a conflict of interest with one or more members of the Board of Directors.

During the year 2006, no agreement was entered into by the Company with one of its directors or principal officers or a shareholder holding more than 5% of the voting rights of the Company outside the ordinary course of business and in conditions other than arm's length conditions.

For a description of the relationships between the Company and its principal shareholders, see "Part 2/3.3.2 Relationships with Principal Shareholders". Other than the relationships between the Company and its principal shareholders described in Part 2/3.3.2, to the Company's knowledge, there are no potential conflicts of interest relative to the Company between the duties of the Directors and their respective private interests or other duties.

As indicated in "Part 2/3.1.3.1 Periodic Disclosure Obligations", according to Article 35 of the Spanish Securities Market Act 24/1988, of 28th July 1988, as amended (the "**Spanish Securities Act**") and Order EHA/3050/2004 of 15th September 2004, the Company must provide detailed information, including, without limitation, the number and amount of the transactions, in relation to every transaction carried out with any related party in the half-yearly information which the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and the Spanish Stock Exchanges, without prejudice to information to be included in the annual Corporate Governance report to be filed with the CNMV on an annual basis (the "**Annual Corporate Governance report**" pursuant to the Ministry of Economy Order 3722/2003 dated 26th December 2003 (the "**Ministerial Order**")).

Pursuant to the Spanish Securities Act, the Company has to provide detailed information about transactions carried out with (i) directors which are outside the ordinary activity of the Company or which are not in market conditions; and (ii) any related party which are material due to their amount or for an adequate understanding of the public economic information.

2.2.4 Loans and Guarantees Granted to Directors

EADS has not granted any loans to its Directors or members of the Executive Committee.

2.3 Employee Profit Sharing and Incentive Plans

2.3.1 Employee Profit Sharing and Incentive Agreements

EADS' remuneration policy is strongly linked to the achievement of individual and Company objectives, both for each Division and for the overall Group. A stock option plan and a performance and restricted shares plan have been established for the senior management of the Group (see "2.3.3 Long Term Incentives Plans") and employees were offered shares at favourable conditions at the time of the public offering and listing of EADS (see "2.3.2 Employee Share Ownership Plans").

EADS France has profit sharing plans (*accords de participation*), in accordance with French law, and specific incentive plans (*accords d'intéressement*), which provide bonuses to employees based on the achievement of productivity, technical or administrative milestones.

EADS Deutschland GmbH's remuneration policy is, to a large extent, flexible and strongly linked to the EBIT* of the company, the increase in value of the company and the achievement of individual objectives.

EADS CASA, which does not have a profit sharing policy, allows technicians and management to receive profit-related pay, subject to the achievement of the general company objectives and individual performance.

2.3.2 Employee Share Ownership Plans

2.3.2.1 ESOP 2000

As part of its initial public offering, EADS offered to qualifying employees approximately 1.5% of its total share capital after the global offering. This employee offering of up to 12,222,385 shares included an option allowing qualifying employees to leverage their investment in the shares they purchased. Under this option, the investment consisted of the amount paid plus an amount resulting from a swap agreement of the investment management company for this option, that equalled nine times such amount paid. Qualifying employees were offered shares at a price of €15.30, being the price for the retail offering, less a discount of 15%.

The employee offering was open only to employees who:

- had at least three months' seniority;
- had French, German or Spanish employment contracts; and
- were employed by companies incorporated under French, German or Spanish law in which EADS held (i) the majority of the share capital or (ii) at least 10% of the share capital, provided such minority-owned companies were designated as eligible by EADS.

Depending on whether the employee purchased shares through a French, German or Spanish plan, directly or via a mutual fund, the employee is restricted from selling the shares for one of the following lock-up periods: 18 months, three years, five years or six years.

A total number of 11,769,259 shares were subscribed for in the employee offering. Shares were delivered on 21st September 2000.

2.3.2.2 ESOP 2001

In October 2001, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,017,894 shares of a nominal value of €1 each.

The employee offering (*note d'opération préliminaire* approved by the COB (former name of the *Autorité des marchés financiers* (the "**AMF**")) on 8th October 2001 under number 01-1200 and *note d'opération définitive* approved by the COB on 13th October 2001 under number 01-1209) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the

share capital and over whose management it has a determining influence and whose registered office is located in South Africa, Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Morocco, Mexico and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €10.70 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €10.70 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,894 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2001.

2.3.2.3 ESOP 2002

In October 2002, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,022,939 shares of a nominal value of €1 each.

The employee offering (*note d'opération préliminaire* approved by the COB on 30th September 2002 under number 02-1062 and *note d'opération définitive* approved by the COB on 11th October 2002 under number 02-1081) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Mexico and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €8.86 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €7.93 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,022,939 shares were subscribed for in the employee offering. Shares were delivered on 4th December 2002.

2.3.2.4 ESOP 2003

In October 2003, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,027,996 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the COB on 25th September 2003 under number 03-836) was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €12.48 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €12.48 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 1,686,682 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2003.

2.3.2.5 ESOP 2004

In October 2004, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,018,000 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the AMF on 10th September 2004 under number 04-755) was given only to employees who:

- had at least three months' seniority;

- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands, Singapore, Australia and Finland.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €18 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €18 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,822 shares were subscribed for in the employee offering. Shares were delivered on 3rd December 2004.

2.3.2.6 ESOP 2005

In June 2005, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,025,000 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the AMF on 4th May 2005 under number 05-353) was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) companies in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered offices are located in Germany, Australia, Belgium, Canada, Spain, the United States, Finland, France, the United Kingdom, Ireland, Mexico, the Netherlands, Poland and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €18.86 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €18.86 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 1,938,309 shares were subscribed for in the employee offering. Shares were delivered on 29th July 2005.

2.3.2.7 ESOP 2007

In 2006 no employee offering took place. The employee offering originally scheduled for June 2006 was postponed to March 2007.

In March 2007, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,040,000 shares of a nominal value of €1 each.

The employee offering was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) companies in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered offices are located in Germany, Australia, Belgium, Canada, Spain, the United States, Finland, France, the United Kingdom, Ireland, Mexico, the Netherlands, Poland and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €19.62 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €17.16 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,037,835 shares were subscribed for in the employee offering. Shares will be delivered on 9th May 2007.

2.3.3 Long Term Incentive Plans

At its 26th May 2000, 20th October 2000, 12th July 2001, 9th August 2002, 10th October 2003, 8th October 2004, 9th December 2005 and 18th December 2006 meetings, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meetings of 24th May 2000, 10th May 2001, 6th May 2003, 11th May 2005 and 4th May 2006 approved the granting of stock options for subscription of shares in the Company.

At its 18th December 2006 meeting, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meeting of 4th May 2006 approved the granting of performance shares and restricted shares in the Company.

The principal characteristics of these options and performance and restricted shares as at 31st December 2006 are set out in the "Notes to the Consolidated Financial Statements (IFRS) — Note 31: Share-based Payment" page 105. They are also set out in the table below:

	First tranche	**Second tranche**
Date of shareholders' Meeting	24th May 2000	24th May 2000
Date of Board of Directors Meeting (grant date)	26th May 2000	20th October 2000
Number of options granted	5,324,884	240,000
Number of options outstanding	1,743,489	32,000
Options granted to directors and officers	720,000	60,000
Total number of eligible employees	850	34
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2/3.1.3 Governing Laws").	
Expiry date	8th July 2010	8th July 2010
Conversion right	One option for one share	One option for one share
Vested	100%	100%
Exercise price	€20.90	€20.90
Exercise price conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	2,856,911	188,000

	Third tranche	Fourth tranche
Date of shareholders' Meeting	10th May 2001	10th May 2001
Date of Board of Directors Meeting (grant date)	12th July 2001	9th August 2002
Number of options granted	8,524,250	7,276,700
Number of options outstanding	3,856,519	2,911,916
Options granted to:		
• Mr. Philippe Camus	135,000	135,000
• Mr. Rainer Hertrich	135,000	135,000
• the 10 employees having being granted the highest number of options during the year 2001 (third tranche) and 2002 (fourth tranche)	738,000	808,000
Total number of eligible employees	1,650	1,562
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2/3.1.3 Governing Laws").	
Expiry date	12th July 2011	8th August 2012
Conversion right	One option for one share	
Vested	100%	100%
Exercise price	€24.66	€16.96
Exercise price conditions	10% of fair market value of the shares at the date of grant	
Number of exercised options	3,490,831	4,115,534

	Fifth tranche	Sixth tranche
Date of shareholders' Meeting	6th May 2003	6th May 2003
Date of Board of Directors Meeting (grant date)	10th October 2003	8th October 2004
Number of options granted	7,563,980	7,777,280
Number of options outstanding	5,229,965	7,599,700
Options granted to:		
• Mr. Philippe Camus	135,000	135,000
• Mr. Rainer Hertrich	135,000	135,000
• the 10 employees having being granted the highest number of options during the year 2003 (fifth tranche) and 2004 (sixth tranche)	808,000	808,000
Total number of eligible employees	1,491	1,495
Exercice date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2/3.1.3 Governing Laws"). As regards to the sixth tranche, part of the options granted to the top EADS Executives are performance related.	
Expiry date	9th October 2013	7th October 2014
Conversion right	One option for one share	
Vested	100%	50%
Exercise price	€15.65	€24.32
Exercice price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	2,116,545	2,400

	Seventh tranche
Date of shareholders' Meeting	11th May 2005
Date of Board of Directors Meeting	9th December 2005
Number of options granted	7,981,760
Number of options outstanding	7,907,600
Options granted to:	
• Mr. Thomas Enders	135,000
• Mr. Noël Forgeard	135,000
• the 10 employees having being granted the highest number of options during the year 2005 (seventh tranche)	940,000
Total number of eligible beneficiaries	1,608
Exercise date	50% of options may be exercised after a period of two years from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2/3.1.3 Governing Law — Dutch Regulations"). As regards to the seventh tranche, part of the options franted to the top EADS Executives are performance related.
Expiry date	8th December 2015
Conversion right	One option for one share
Vested	0%
Exercise price	€33.91
Exercice price conditions	110% of fair market value of the shares at the date of grant
Number of exercised options	0

	Eighth tranche	
Date of shareholders' Meeting	4th May 2006	
Date of Board of Directors Meeting	18th December 2006**	
	Stock option plan	
Number of options granted	1,747,500	
Number of options outstanding	1,747,500	
Options granted to:		
• Mr. Thomas Enders*	67,500	
• Mr. Louis Gallois*	67,500	
• the 10 employees having being granted the highest number of options during the year 2006 (eighth tranche)	425,000	
Total number of eligible beneficiaries	221	
Date from which the options may be exercised	50% of options may be exercised after a period of two years from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2/3.1.3 Governing Laws")	
Date of expiration	16th December 2016	
Conversion right	One option for one share	
Vested	0%	
Exercice price	€25.65	
Exercice price conditions	110% of fair market value of the shares at the date of grant	
Number of exercised options	0	
	Performance and restricted shares plan	
	Performance shares	Restricted shares
Number of shares granted	1,344,625	391,300
Shares granted to		
• Mr. Thomas Enders*	16,875	-
• Mr. Louis Gallois*	16,875	-
• the 10 employees having being granted the highest number of shares during the year 2006 (eighth tranche)	137,500	28,200
Total number of eligible beneficiaries	1,637	
Vesting date	The performance and restricted shares will vest if the participant is still employed by an EADS company and, in the case of performance shares, upon achievement of mid-term business performance. The vesting period will end at the date of publication of the 2009 annual results, expected in March 2010.	

(*) For more information in respect of options and shares granted to the Executive Directors, see "Notes to the Company Financial Statements — Note 11: Remuneration", page 126.
(**) The eighth tranche was published to the employees up to 8th January 2007.

The information in respect of stock options and performance and restricted shares cancelled and exercised during the year are set out in "Notes to the Consolidated Financial Statements (IFRS) — Note 31: Share-based Payment", page 105.

For information on the transactions carried out by the members of the Board of Directors and the Executive Committee see EADS's website and/or the relevant stock exchange authorities' website.

3 FINANCIAL CALENDAR

2007 Calendar of Financial Communication

2006 Annual Results Release: 9th March 2007

Annual General Meeting: 4th May 2007

First Quarter 2007 Results Release: 10th May 2007

First Half 2007 Results Release: 26th July 2007

Third Quarter 2007 Results Release: 8th November 2007

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